

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 FACSIMILE: (852) 2521 7198 E-mail: cosec@wokeehong.com.hk

3 October 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb, Esq.


SUPPL


OCT 08 2003

Ladies and Gentlemen,

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis Ng
Company Secretary

Encl.

PN/kl

和記行(集團)有限公司

Attachment to Annex A

File No. 82-3990

Item no. 3 - 2003 Interim Report
- 2003 Interim Results Announcements published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 25 September 2003

Item no. 5 - Form F2 dated 2 October 2003
Board Minutes dated 29 September 2003

Item no. 7 - Announcements on Proposed Rights Issue with bonus shares in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 25 July 2003
- Announcements on Despatch of Circular and Loan from a Director in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 14 August 2003
- Announcements on Result of SGM, Despatch of Rights Issue Documents and Odd-lot facility arrangement in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 2 September 2003
- Announcements on Results of the Rights Issue in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 23 September 2003

Item no. 9 - Notice of Board dated 22 September 2003

Item no. 12 - Circular dated 14 August 2003 for Proposed Rights Issue with Bonus Shares Issue

Item no. 17 - Prospectus dated 1 September 2003 for Rights Issue with the Bonus Shares Issue

Item no. 21 - Individual Substantial Shareholder Notice (Form 1) dated 28 August 2003 (SYH)
Individual Substantial Shareholder Notice (Form 1) dated 24 September 2003 (SYH)

Item no. 26 - Director's/Chief Executive's Notice (Form 3A) dated 24 September 2003 (YKH)
Director's/Chief Executive's Notice (Form 3A) dated 28 August 2003 (RL)
Director's/Chief Executive's Notice (Form 3A) dated 24 September 2003 (RL)
Director's/Chief Executive's Notice (Form 3A) dated 24 September 2003 (MBL)
Director's/Chief Executive's Notice (Form 3A) dated 31 August 2003 (SS)
Director's/Chief Executive's Notice (Form 3A) dated 24 September 2003 (SS)
Director's/Chief Executive's Notice (Form 3A) dated 24 September 2003 (CML)
Director's/Chief Executive's Notice (Form 3A) dated 24 September 2003 (BST)
Director's/Chief Executive's Notice (Form 3A) dated 31 August 2003 (WSL)
Director's/Chief Executive's Notice (Form 3A) dated 24 September 2003 (WSL)
Director's/Chief Executive's Notice (Form 3A) dated 24 September 2003 (BB)

Item no. 27 - Board Minutes dated 30 June 2003
- Board Minutes dated 30 August 2003

Item no. 28 - Minutes of Special General Meeting dated 1 September 2003

File No. 82-3990

Annex A to Letter to the SEC dated
3 Oct , 2003 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED
1. Title: Memorandum and Articles of Association Date: Upon incorporation Entity requiring item: Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance").	N/A
2. Title: Annual Report Date: Within four months of the end of the fiscal year and not less than 21 days before Annual General Meeting Entity requiring item: The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement.	N/A
3. Title: Half Yearly Report and Preliminary Announcement Date: Within three months of the end of half year period Entity requiring item: HKSE pursuant to Exchange Listing Agreement.	See attached

4. Title: Notification of Changes in Officers (Directors, Secretaries and Auditors)

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

5. Title: Notification of Changes in Registered Office or Principal Place of Business

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. See attached

6. Title: Notification of Changes in Rights attaching to Securities

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

   Date: As soon as reasonably practicable (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. — See attached

8. Title: Notification of "Notifiable Transactions"

   Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. — N/A

9. Title: Notification of Meetings of Board of Directors at which:

   (i) a dividend is declared; or
   (ii) a recommendation to do so is made; or
   (iii) any announcement relating to profits or losses is to be approved for publication

   Date: At least three business days prior to meeting

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. — See attached

10. Title: Notification of Reasons for Allotment of Shares

    Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. — N/A

11. Title: Notification of Repurchases of Company's Shares

    Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

    Date: Simultaneously with dispatch to Shareholders

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. See attached

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

    Date: Immediately matter becomes known

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

    Date: Within 14 or 21 days of meeting

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

17. Title: Prospectus

Date: As required

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. See attached

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

    (i) decision to make or recommend declaration of distribution to security holders;

    (ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

    (iii) preliminary announcements of profits or losses;

    (iv) proposed changes to capital structure, including redemption of securities; and

    (v) changes to general character of nature of business

    Date: Immediately after meeting; however, must be during non-trading hours

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

    Date: Next business day

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

    Date: Three calendar days after reportable change in ownership

    Entity requiring item:

    HKSE pursuant to the Securities and Futures Ordinance. See attached

22. Title: Corporate substantial shareholder notices

    Date: Three calendar days after reportable change in ownership

    Entity requiring item:

    HKSE pursuant to the Securities and Futures Ordinance. N/A

23. Title: Return of Allotment

    Date: Eight weeks after allotment

    Entity requiring item:

    Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

    Date: Minimum of one month prior to publication in Hong Kong Gazette

    Entity requiring item:

    Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

    Date: Immediately upon change

    Entity requiring item:

    Companies Registry pursuant to the Companies Ordinance. N/A

26. Other:

Title: Director's / Chief Executive's Notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. — See attached

27. Other:

Title: Lapse of Share Options
Expiry of Share Options — See attached

28. Other:

Title: Rights Issue, Bonus Share Issue, General Mandate to Issue Shares — See attached

82-3990


WO KEE HONG (HOLDINGS) LIMITED
(Incorporated in Bermuda with limited liability)

2003

Interim Report

Unaudited interim results for the six months ended June 30, 2003

WO KEE HONG (HOLDINGS) LIMITED is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of mainland China, Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; and other electronic products.

UNAUDITED INTERIM RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") announce that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2003, along with the comparative figures for the corresponding period and selected explanatory notes, are as follows:–

Condensed Consolidated Profit and Loss Account

		Unaudited Six months ended June 30	
		2003	2002 (Restated)
	Notes	**HK$'000**	HK$'000
Turnover	2	**267,361**	296,195
Cost of sales		**(209,153)**	(223,661)
Gross profit		**58,208**	72,534
Other operating revenue		**7,341**	7,825
Distribution costs		**(27,032)**	(28,272)
Administrative expenses		**(44,930)**	(46,311)
Surplus on revaluation of properties held for sale		**5,000**	–
(Loss) profit from operations	3	**(1,413)**	5,776
Finance costs		**(5,272)**	(6,653)
Investment income		**534**	59
Gain on disposal of an associate		**–**	10,641
Loss on disposal of investment properties		**(8,526)**	–
Share of results of associates		**159**	3,678
(Loss) profit before taxation		**(14,518)**	13,501
Taxation	4	**(835)**	(1,267)
(Loss) profit after taxation		**(15,353)**	12,234
Minority interests		**579**	(400)
(Loss) profit attributable to shareholders		**(14,774)**	11,834
(Loss) earnings per share – Basic	5	**(1.73 cents)**	2.44 cents

Condensed Consolidated Balance Sheet

	Notes	June 30 2003 (Unaudited) HK$'000	December 31 2002 (Audited and restated) HK$'000
Non-current assets			
Investment properties	6	**116,697**	131,793
Property, plant and equipment	7	**183,406**	186,360
Interest in an associate		**115,034**	115,533
Investment securities		**702**	702
		415,839	434,388
Current assets			
Inventories		**111,654**	96,440
Properties held for sale, at net realisable value		**93,462**	88,462
Trade and other receivables	8	**70,824**	59,293
Amount due from an associate		**3,191**	319
Amounts due from related parties		**2,083**	2,330
Taxation recoverable		**1,333**	1,282
Other investments		**62**	73
Bank balances and cash		**12,614**	14,382
		295,223	262,581
Current liabilities			
Trade and other payables	9	**83,956**	75,332
Bills payable		**37,017**	42,673
Amounts due to related companies		**3,102**	2,840
Obligations under finance leases – due within one year		**–**	92
Borrowings – due within one year	10	**100,207**	74,296
		224,282	195,233
Net current assets		**70,941**	67,348
		486,780	501,736
Capital and reserves			
Share capital	11	**85,237**	77,488
Reserves		**235,960**	259,146
		321,197	336,634
Minority interests		**–**	579
Non-current liabilities			
Obligations under finance leases – due after one year		**–**	300
Borrowings– due after one year	10	**154,491**	153,950
Loans advanced from minority shareholders		**1,522**	1,522
Deferred taxation		**9,570**	8,751
		165,583	164,523
		486,780	501,736

Condensed Consolidated Cash Flow Statement

	Six months ended June 30	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Net cash used in operating activities	**(31,488)**	(2,989)
Net cash generated from (used in) investing activities	**6,098**	(2,258)
Net cash generated from financing activities	**13,438**	25,924
Net (decrease) increase in cash and cash equivalents	**(11,952)**	20,677
Cash and cash equivalents at January 1	**1,609**	(16,693)
Effect of foreign currency exchange rate changes	**(26)**	(3,840)
Cash and cash equivalents at June 30	**(10,369)**	144
Analysis of the balances of cash and cash equivalents		
Being :		
Bank balances and cash	**12,614**	10,394
Bank loan and bank overdrafts	**(22,983)**	(10,250)
	(10,369)	144

Condensed Consolidated Statement of Changes in Equity

(Unaudited)	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Capital reserve HK$'000	Other reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At January 1, 2003	77,488	–	916	(314)	–	261,269	(2,725)	336,634
Bonus issue of shares	7,749	–	–	–	–	(7,749)	–	–
Exchange difference arising on translation of financial statements of overseas operations not recognised in profit and loss account	–	–	–	(663)	–	–	–	(663)
Loss attributable to shareholders	–	–	–	–	–	–	(14,774)	(14,774)
At June 30, 2003	85,237	–	916	(977)	–	253,520	(17,499)	321,197
At January 1, 2002	140,887	725,993	916	2,058	1,434	–	(577,434)	293,854
Effect of adopting SSAP12 (revised) – provided for deferred tax liability	–	–	–	–	–	–	(8,440)	(8,440)
Capital reorganisation	(139,478)	(343,542)	–	–	–	–	483,020	–
Rights issue of shares	1,409	47,902	–	–	–	–	–	49,311
Bonus issue of shares	4,226	(4,226)	–	–	–	–	–	–
Exchange difference arising on translation of financial statements of overseas operations not recognised in profit and loss account	–	–	–	(5,745)	–	–	–	(5,745)
Profit attributable to shareholders	–	–	–	–	–	–	11,834	11,834
At June 30, 2002	7,044	426,127	916	(3,687)	1,434	–	(91,020)	340,814

Notes to the Condensed Consolidated Financial Statements

1. Significant accounting policies

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25, "Interim financial reporting", issued by the Hong Kong Society of Accountants ("HKSA").

These condensed interim financial statements should be read in conjunction with the 2002 annual financial statements.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2002, except that the Group has adopted SSAP 12 (revised) "Income taxes" issued by HKSA which is effective for accounting periods commencing on or after January 1, 2003.

The significant change in the Group's accounting policies resulting from the operation of this revised SSAP 12 is set out below :

Deferred taxation is provided in full, using liability method, on temporary differences between the tax base of assets/(liabilities) and their carrying amounts in the financial statements. Taxation rates enacted or substantially enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are not recognised unless it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on the temporary differences arising on investment in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled by the parent company and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing difference between taxable profit and accounting profit to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The change in accounting policy has been applied retrospectively so that the comparative figures have been restated to conform to the changed policy. Opening balances of equity at January 1, 2002 and 2003 were reduced by HK$8,440,000 and HK$8,734,000 respectively, which represent the unprovided deferred tax liabilities. The comparative figure in respect of taxation charges for the prior period was also increased by HK$294,000.

2. Business and geographical segments

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and maintenance service income during the period. An analysis of the Group's unaudited segment revenues and results for business segments and geographical segments for the period is as follows :

Business segments

2003	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover							
External sales	66,929	55,140	111,435	33,857	-	-	267,361
Inter-segment sales	981	6,778	-	151	-	(7,910)	-
Total turnover	67,910	61,918	111,435	34,008	-	(7,910)	267,361
Inter-segment sales are charged at prevailing market rates.							
Results							
Segment results	(81)	601	(5,103)	(3,572)	7,489	-	(666)
Unallocated corporate expenses							(747)
Loss from operations							(1,413)
Finance costs							(5,272)
Investment income							534
Loss on disposal of investment properties							(8,526)
Share of result of an associate	-	159	-	-	-	-	159
Loss before taxation							(14,518)
Taxation							(835)
Loss after taxation							(15,353)
Minority interests							579
Loss attributable to shareholders							(14,774)

2. Business and geographical segments (Continued)

Business segments (Continued)

2002

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover							
External sales	102,867	49,420	114,367	29,541	–	–	296,195
Inter-segment sales	2,096	6,427	–	–	–	(8,523)	–
Total turnover	104,963	55,847	114,367	29,541	–	(8,523)	296,195

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Results							
Segment results	8,118	593	3,071	(2,597)	2,500	(396)	11,289
Unallocated corporate expenses							(5,513)
Profit from operations							5,776
Finance costs							(6,653)
Investment income							59
Gain on disposal of an associate	10,641	–	–	–	–	–	10,641
Share of results of associates	3,027	651	–	–	–	–	3,678
Profit before taxation							13,501
Taxation							(1,267)
Profit after taxation							12,234
Minority interests							(400)
Profit attributable to shareholders							11,834

2. Business and geographical segments (Continued)

Geographical segments

	Sales revenue by geographical market		Contribution to operating results	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**189,313**	227,118	**(7,167)**	9,048
Singapore	**25,366**	26,398	**52**	416
Malaysia	**13,555**	8,478	**680**	325
Mainland China	**25,167**	14,624	**5,274**	772
Macau	**10,282**	18,980	**206**	712
Others	**3,678**	597	**289**	16
	267,361	296,195	**(666)**	11,289
Unallocated corporate expenses			**(747)**	(5,513)
(Loss) profit from operations			**(1,413)**	5,776

3. (Loss) profit from operations

(Loss) profit from operations has been arrived at after charging :

	Six months ended June 30	
	2003	2002
	HK$'000	HK$'000
Depreciation of:		
Owned assets	**3,941**	3,811
Assets held under finance leases	**–**	90

4. Taxation

	Six months ended June 30	
	2003	2002
	HK$'000	HK$'000
The charge comprises :		
Tax for the period :		
Hong Kong Profits Tax	**–**	–
Overseas income tax	**16**	22
	16	22
Deferred tax:		
Current period	**–**	294
Change in tax rate	**819**	–
Taxation attributable to the Company and its subsidiaries	**835**	316
Share of taxation attributable to associates	**–**	951
	835	1,267

No provision of Hong Kong Profits Tax has been provided for both periods as the Group did not derive any assessable profits.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

5. (Loss) earnings per share

The calculation of the basic (loss) earnings per share is based on the loss attributable to shareholders of HK$14,774,000 (2002: profit of HK$11,834,000) and on the weighted average number of 852,367,051 (2002: 485,683,607) ordinary shares in issue during the period. The weighted average number of ordinary shares for the purposes of basic (loss) earnings per share has been adjusted for the bonus issue during the period (2002: has been adjusted for the share consolidation and bonus issue approved on September 18, 2002 and the bonus issue during the period).

No diluted (loss) earnings per share has been presented because the exercise price of the Company's outstanding share options was higher than the average market price for share for both periods.

6. Investment properties

During the period, the Group had disposed certain of its investment properties situated outside Hong Kong at HK$7,670,000. A loss of HK$8,526,000 (2002 : nil) arising on the disposal of these investment properties has been charged to the profit and loss account.

7. Property, plant and equipment

	June 30 2003 HK$'000	December 31 2002 HK$'000
Opening net book value	**186,360**	188,749
Exchange difference	**(8)**	32
Additions	**1,854**	6,645
Disposals	**(859)**	(443)
Depreciation charge	**(3,941)**	(8,623)
Closing net book value	**183,406**	186,360

8. Trade and other receivables

The Group allows an average credit period of 30 to 90 days to its customers. The aged analysis of trade receivables is as follows:

	June 30 2003 HK$'000	December 31 2002 HK$'000
Within 30 days	**22,780**	18,608
Over 30 days	**8,020**	9,503
Over 60 days	**3,869**	1,289
Over 90 days	**2,615**	2,108
Over 1 year	**1,203**	1,370
Total trade receivables	**38,487**	32,878
Deposits, prepayments and other receivables	**32,337**	26,415
	70,824	59,293

9. Trade and other payables

The aged analysis of trade payables is as follows :

	June 30 2003 HK$'000	December 31 2002 HK$'000
Within 30 days	**7,908**	5,474
Over 30 days	**3,277**	2,630
Over 60 days	**2,781**	2,621
Over 90 days	**2,080**	4,167
Over 1 year	**1,675**	1,569
Total trade payables	**17,721**	16,461
Customers' deposits, accruals and other payables	**66,235**	58,871
	83,956	75,332

10. Borrowings

	June 30 2003 HK$'000	December 31 2002 HK$'000
Bank loans and overdrafts		
Secured	**90,117**	75,214
Unsecured	**10,683**	1,837
	100,800	77,051
Unsecured loans advanced from a Director (note a)	**18,726**	15,725
Unsecured loans advanced from related companies (note b)	**4,473**	4,755
Secured loan advanced from a supplier (note c)	**130,699**	130,715
	254,698	228,246
The maturity of the above loans is as follows:		
Within one year	**100,207**	74,296
More than one year, but not exceeding two years	**14,429**	10,924
More than two years, but not exceeding five years	**4,675**	6,779
More than five years	**135,387**	136,247
	254,698	228,246
Less : Amounts due within one year shown under current liabilities	**(100,207)**	(74,296)
Amounts due after one year	**154,491**	153,950

10. Borrowings (Continued)

Notes :

a. The loans advanced from a Director are unsecured. HK$15,000,000 (2002 : HK$12,000,000) of the balance bears interest at 10% per annum and is repayable in three instalments on or before July 31, 2003, August 31, 2003 and September 30, 2003, respectively. The remaining balance has no fixed term of repayment and is non-interest bearing.

b. The loan advanced from a related company is unsecured, has no fixed term of repayment and bears interest at 1% above the best lending rate.

   The loans advanced from related companies as at December 31, 2002 were unsecured and have no fixed terms of repayment. HK$4,475,000 of the balance bore interest at 1% above the best lending rate. The remaining balance was non-interest bearing.

c. The loan advanced from a supplier is secured by properties of the Group, bears interest at 2.5% per annum and is repayable semi-annually by ten instalments commencing from June 30, 2012.

11. Share capital

	Number of shares	Nominal value HK$'000
Authorised:		
At January 1, 2002 of HK$0.10 each	3,500,000,000	350,000
Cancellation of HK$0.099 of the paid up capital of each of 1,408,871,178 issued shares	–	(139,478)
Share consolidation of ten reduced issued shares into one share of HK$0.01 each	(1,267,984,061)	–
Subdivision of one unissued share into ten shares of HK$0.01 each	18,820,159,398	–
Share consolidation of ten shares into one share of HK$0.10 each	(18,946,957,804)	–
Increase of authorised share capital	1,394,782,467	139,478
At January 1, 2003 and June 30, 2003 of HK$0.10 each	3,500,000,000	350,000

11. Share capital (Continued)

	Number of shares	Nominal value
		HK$'000
Issued and fully paid:		
At January 1, 2002 of HK$0.10 each	1,408,871,178	140,887
Cancellation of HK$0.099 of the paid up capital of each of 1,408,871,178 issued shares	–	(139,478)
Share consolidation of ten reduced issued shares into one share of HK$0.01 each	(1,267,984,061)	–
Issue of shares upon rights issue	140,887,117	1,409
Issue of shares upon bonus share issue	422,661,351	4,226
Share consolidation of ten issued shares into one share of HK$0.10 each	(633,992,027)	–
Issue of shares upon bonus share issue	704,435,580	70,444
At January 1, 2003 of HK$0.10 each	774,879,138	77,488
Issue of shares upon bonus share issue (Note)	77,487,913	7,749
At June 30, 2003 of HK$0.10 each	852,367,051	85,237

Note:

Pursuant to the resolution passed on the special general meeting held on May 6, 2003, a bonus issue of ordinary shares, on the basis of one bonus share for every ten shares of HK$0.10 each held by the shareholders of the Company, was approved. The Company issued 77,487,913 new shares of HK$0.10 each pursuant to the bonus issue of shares.

12. Related party transactions

During the period, the Group entered into the following transactions with related parties:

	Six months ended June 30	
	2003	2002
	HK$'000	HK$'000
Interest expenses paid to a Director	**737**	187
Interest expenses paid to a related company	**135**	234
Interest income received from a related party	**52**	20
Management and agency fee paid to a related company	**1,665**	1,662

13. Contingencies and commitments

There is no material change in the contingencies and commitment since the last annual reporting date.

14. Pledge of assets

At the interim balance sheet date, certain of the Group's land and building, investment properties, properties held for sale and inventories with an aggregate net book value of HK$355,176,000 (December 31, 2002 : HK$349,952,000) and all assets of a subsidiary of HK$13,833,000 (December 31, 2002 : HK$12,617,000) have been pledged to secure facilities granted by banks and a supplier of the Group.

15. Post interim balance sheet event

Pursuant to the resolutions passed on the special general meeting held on September 1, 2003, a rights issue of 340,946,820 shares of HK$0.10 each at HK$0.10 per share on the basis of two rights shares for every five shares held on the record date with the bonus shares issue on the basis of the three bonus shares for every fully paid rights share was approved.

The net proceeds of HK$32 million has been received and used to reduce the indebtedness and to provide additional working capital to the Group.

INTERIM DIVIDEND

The Directors have resolved not to declare the payment of an interim dividend (2002: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results

Group turnover at HK$267.4 million, was HK$28.8 million (-9.7%) down on the same period last year. Two key factors adversely affected the businesses in Hong Kong. Firstly, the serious panic brought about by the outbreak of the Severe Acute Respiratory Syndrome ("SARS") epidemic, significantly disrupted the markets. And secondly, the market in Hong Kong for the sale of passenger motor vehicles was also badly affected by the very high increases in the First Registration Tax ("FRT") introduced in the Budget on March 5, 2003. This announcement, overnight, caused motor sales to plummet. Any sales which were subsequently achieved were at little or no profit and were made at special pricing in order to quickly reduce inventories. The products sold by the Group are at the upper range of the premium and luxury vehicle sector and attract the highest rates of FRT which were proposed to increase from a flat rate of 60% to a progressive rate up to 150%. In the event, intense lobbying by the motor trade and many political, economic and market groups, as well as the Hong Kong customers, caused the Hong Kong Government to reduce the rate of tax increases and this was done in June 2003. Between early March to the end of June, the market for sales of new vehicles at proper pricing was almost non-existent.

Gross profits fell by HK$14.3 million (-19.8%) to HK$58.2 million compared with the first six months of last year. Gross margins were reduced to 21.8% (2002: 24.5%) largely as a result of pricing power being drained from the market by the combined effect of SARS and FRT and which domestic market was already seriously weak and price competitive.

Both distribution costs and general administrative expenses were below the comparative costs for the same period last year, showing a saving of 3.5% or HK$2.6 million.

The Group recorded a loss on disposal of investment properties, sold in the mainland China, in the period of HK$8.5 million. These were three separate small investment properties which were sold to a local property developer for redevelopment purposes at values well below book value. It was envisaged at the end of the last financial year, that some small marginal properties may have to be sold below book value and for that reason a general provision of HK$5 million was made. It was deemed appropriate, therefore, to write-back the provision to partially cushion the loss realized in the period, and the net loss effect in the results was HK$3.5 million in this period.

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

Results (Continued)

The results from the one remaining mainland China joint-venture business, being a domestic appliance manufacturing and marketing business, were significantly below last year. Also the first half of 2002 included contributions from a second manufacturing joint-venture company, which was sold in June 2002, and therefore there were no such profit contributions this year. For both reasons, the share of profits from associates fell by HK$3.5 million.

The combined effect of the three major factors of (a) the market disruption and gross margin impact of the SARS epidemic and the FRT hiatus; (b) the loss on disposal of small properties; and (c) the reduction in profit contributed by associated companies not controlled by the Group, caused an attributable loss for the period of HK$14.8 million to be recorded (2002: HK$11.8 million profit).

Cash flow, liquidity and financial resources

At June 30, 2003 cash and bank balances amounted to HK$12.6 million (December 31, 2002 : HK$14.4 million) and total borrowings were HK$254.7 million (December 31, 2002 : HK$228.2 million). At the end of the reporting period, the Group's total net debt gearing was 75.4% (December 31, 2002: 63.5%) based on shareholders' equity of HK$321.2 million (December 31, 2002: HK$336.6 million).

At June 30, 2003 the Group had trade finance and revolving loan facilities amounting to HK$169.1 million (December 31, 2002 : HK$166.2 million) of which HK$137.4 million had been drawn and was outstanding.

An integral part of the Group's risk management policy, is to hedge foreign currency transactions to eliminate adverse currency movements on indent sales, in the normal course of the business. At June 30, 2003 the total outstanding foreign exchange contracts purchased with banks amounted to HK$15 million (December 31, 2002: HK$44 million).

The Group had total banking facilities amounting to HK$178.4 million at June 30, 2003 (December 31, 2002: HK$177.1 million) largely based on Hong Kong best lending rates and mainly secured by assets of the Group. The Group had no contingent liabilities both at June 30, 2003 and December 31, 2002.

BUSINESS REVIEW

Air-conditioning products

The business consists of marketing and distribution of the range of products from Mitsubishi Heavy Industries of Japan ("MHI") for which the Group holds exclusive distribution rights for Hong Kong, Singapore and Macau (all products) and part of the mainland China market. MHI provides a full range of air-conditioning products both for the package commercial systems and the consumer markets. Similarly, the Group also markets and distributes a wide range of commercial and consumer air-conditioning products supplied under the "LG" brand ("LG Electronics Inc" of Korea). Both are prominent global brands. The Group also provides after-sales service and support to its customers. In addition, the Group is the sole distributor in Hong Kong and Macau for two ranges of air-conditioning products manufactured in the mainland China. The Group distributes products in Hong Kong under the "Galanz" brand, a leading Chinese electrical appliances brand. The Group also has a joint-brand product distribution with the leading "GREE" air-conditioning products brand manufacturer and a range of air-conditioning products are sold under the "GREE-BODYSONIC" joint-label, "BODYSONIC" being an in-house brand used by the Group for all markets other than Japan; Taiwan; Korea and Middle East.

Total sales to third-party customers for the six months amounted to HK$66.9 million which was a 35% reduction on sales recorded in the same period last year. Sales for home air-conditioning products were badly hit by SARS which occurred during the peak trading months of the season for such products. Gross margins were still satisfactory although they were approximately 1.5% of sales lower than last year. In the continuing weak market with the residential sector being badly affected by SARS this year and given competitive product pricing pressure, the Group did well to maintain overall profitability from the business. The commercial product sector has maintained a steady position in Hong Kong, although business has significantly declined in the mainland China market due to severe local competition. The Group has been increasing its marketing and distribution efforts in this key market.

The product sector is competitive, but the Group's marketing activity has strengthened and in an improving market environment, the second half sales are expected to be increased over those achieved last year.

BUSINESS REVIEW (CONTINUED)

Audio-visual and other electrical products

The audio-visual business markets and distributes a range of products which include "LG" branded domestic electrical appliance products that are now well established in the market; sales of "Alpine" and "Rogers" branded car audio and electronic products. The "Alpine" brand (from Japan) is undoubtedly one of the top brands in the global market for car audio and visual entertainment equipment; and a range of audio-visual products produced and sold under the Group's in-house owned brands of "Rogers" (from the UK) and "Bodysonic" (from Japan).

Total sales in the six months increased by 11.6% to HK$55.1 million, over the same period last year. Despite a weak domestic market in Hong Kong, an increased range of product offerings and excellent car product sales in Hong Kong, Singapore and Malaysia, provided the increased business. Despite continued and ever-present price competition gross margins were maintained and the overall results of the business were considered satisfactory and similar to those of last year.

New products continue to be introduced (e.g., car audio and video products; plasma TVs and home theatre systems etc) and with increased sales efforts in new export markets; with increased market penetration in existing markets; and given rising car sales in PRC and greater OEM business being done in Singapore, then the prospects for sales for the second half of this year are to at least be at the same level of those of the previous year.

Direct marketing

The business involves direct retailing in consumer electronic and electrical products, in the Hong Kong market under the "Mega Warehouse" branded outlets.

Sales to customers in the first six months this year were HK$33.9 million which showed a 14.6% increase over the same period last year. Obviously, the advent of the SARS epidemic seriously affected the Hong Kong retail sector, however, the Group was able to offer very competitive products available in an increased number of outlets which traded for the full half-year over those available last year, and therefore total revenues increased. The business still has not reached a level of volume which will enable profit to be earned but a programme of steady growth in outlets; improved merchandising; increased ranges of innovative value-for-money products; and increasing brand awareness activities to promote consumer loyalty; will all work towards achievement of that objective.

BUSINESS REVIEW (CONTINUED)

Car and car accessories

The business is the importing, marketing, sales and parts supply and after-sales servicing of the "Ferrari" and "Maserati" vehicle franchises. The Group is the sole distributor for these two unique premier sports marques in Hong Kong, Macau and mainland China.

Turnover for the first half year was HK$111.4 million which was a decline of HK$2.9 million (-2.6%) on the same period last year. The first six months was particularly taxing because of the hiatus and disruption to the luxury car market caused by the large increase proposed to the top rate of 150% in First Registration Tax announced in the budget in early March. The market for luxury car sales virtually came to a complete stop. Any cars that were sold were done so with special pricing at no-profit in order to reduce inventories and turn cash flow in the business. Fortunately, the lobbying by the Company together with interested parties was successful in reducing the penal rates of tax increases which were proposed tax rates applicable to the luxury sector still increased from a flat rate of 60% to a progressive rate to 100%, but customers can more readily accept these increases in difficult economic conditions. Since the new rates were confirmed in June, the market has returned to near normality and sales in the second half year are projected to increase substantially. Both sales and profits are forecast to recover strongly and be well ahead of last year. Plans are being advanced for a further exciting development of the China market and with exciting new models expected from both Maserati and Ferrari in the course of the next six to twelve months, it is expected that this business will show excellent growth in the coming years.

HUMAN RESOURCES

As of June 30, 2003, the Group employed 374 people (2002: 344), excluding employees of the associated company. The market environment continued to be extremely difficult and further staff savings and cost reductions were undertaken. However, there is only minimal room for further such exercises and the Group looks to improvements in operating practices and staff efficiencies. The Group has maintained a stable team of loyal, dedicated employees and looks for an improving market environment to allow it to once more offer improved competitive remuneration packages, target related bonuses and share option incentives based on performance and contribution. The Board is extremely pleased to record its appreciation of its employees.

POST INTERIM BALANCE SHEET EVENT

In the special general meeting on September 1, 2003, the Company passed resolutions for approving the rights issue of shares at HK$0.10 per rights share on the basis of two rights shares for every five existing shares held on September 1, 2003 ("Rights Issue") with bonus shares issued on the basis of three bonus shares for every fully paid rights share ("Bonus Shares Issue"). The Directors consider that the Rights Issue provides an opportunity for the Group to raise funds to improve its financial position and capability to develop its franchise and distribution businesses. The proceeds of the Rights Issue will enhance the working capital and the net asset position of the Company as a whole and improve the financial gearing of the Company.

The Company had received 155 valid acceptances for 320,622,377 Rights Shares provisionally allotted under the Rights Issue and 141 valid excess applications for 521,171,807 Rights Shares, amounting to 841,794,184 Rights Shares in aggregate (representing approximately 246.89% of the total number of Rights Shares available for subscription under the Rights Issue). Accordingly, the Rights Issue was over-subscribed by approximately 146.89%. On September 23, 2003, pursuant to the Rights Issue with Bonus Shares Issue, the Company issued 1,363,787,280 new shares of HK$0.10 each.

PROSPECTS

For special reasons of the outbreak of SARS; the continued economic malaise affecting the domestic market of Hong Kong; and the further hit on the domestic automobile market by the high FRT; the trading of the Group's businesses have all uniformly been adversely affected. As a consequence, a trading and attributable loss was recorded. However, there are signs of improved trading conditions in the second half. The stimulus of the CEPA arrangement and the increased number of visitors from mainland China due to relaxation of rules governing such visits, is greatly improving prospects. Excluding any non-recurrent items, it is expected that the second six months will provide the Group with profitable operations and improved results over the second half last year. Whilst the whole year may not be profitable, after allowing for small non-recurrent losses, it is expected that the Group will be able to plan for improved and increased revenues and much improved results, given the improved economic outlook for the regional domestic economies.

OTHER INFORMATION

Disclosure of directors' interests

(a) As at June 30, 2003, the interests and short positions of each Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(i) Beneficial interest and short position in Shares as at June 30, 2003:

	Number of Shares			
Name of Director	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Total**
Richard Man Fai LEE	12,909,380	2,591,820 (Note 1)	450,513,734 (Note 2)	466,014,934
Jeff Man Bun LEE	1,815,000	–	456,074,192 (Notes 2 & 3)	457,889,192
Kam Har YUE	20,037,370	–	450,513,734 (Note 2)	470,551,104
Sammy Chi Chung SUEN	181,500	–	–	181,500

Notes:

1. The 2,591,820 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.
2. The 450,513,734 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.
3. Out of the 456,074,192 Shares, 5,560,458 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.
4. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

OTHER INFORMATION (CONTINUED)

Disclosure of directors' interests (Continued)

(ii) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at June 30, 2003 are disclosed in the section headed "Share options" of this report:

(iii) Beneficial interests and short position in shares in associated corporations as at June 30, 2003:

Name of Director	Name of associated corporation	Number of shares or equity interests held or interested in	Class and/or description of shares/interests
Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	non-voting deferred shares
	Wo Kee Hong Limited	8,500	non-voting deferred shares
	Wo Kee Services Limited	1	non-voting deferred shares
Kam Har YUE	Wo Kee Hong Limited	400	non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	non-voting deferred shares
	Stoneycroft Estates Limited	340,000	non-voting deferred shares
	Forward International Corporation, Limited	34,335	non-voting deferred shares

OTHER INFORMATION (CONTINUED)

Substantial shareholders' interests

Save as disclosed below and in the section headed "Disclosure of directors' interests", as at June 30, 2003, so far as is known to the Directors, no other person had, or was deemed or taken to have an interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 as the SFO:

Company Name	Number of Shares	Approximate % of the total issued Shares
Modern Orbit Limited	450,513,734	52.86%

Note: The 450,513,734 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

Share Options

1991 Scheme

The Company's share option scheme was adopted on June 22, 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on June 21, 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

OTHER INFORMATION (CONTINUED)

Share options (Continued)

1991 Scheme (Continued)

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

OTHER INFORMATION (CONTINUED)

Share options (Continued)

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or

2. suppliers or customers; or

3. any person or entity that provides research, development or other technological support; or

4. shareholders; or

5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

OTHER INFORMATION (CONTINUED)

Share options (Continued)

2002 Scheme (Continued)

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

No Share Options were exercised or granted for the six months ended June 30, 2003.

At June 30, 2003, the number of shares in respect of which options had been granted and remained outstanding under the 1991, 2001 and 2002 Scheme were 52,736,402, 67,464,230 and 51,475,569 representing 6.19%, 7.91% and 6.04% of the issued share capital of the Company at that date respectively.

OTHER INFORMATION (CONTINUED)

Movement of share options

The following table discloses the movements in the Company's share options for the six months ended June 30, 2003:

Eligible persons	Scheme	Date of grant	Outstanding options at January 1, 2003 Before adjustment	Outstanding options at January 1, 2003 After adjustment#	Options lapsed	Outstanding options at June 30, 2003	Exercisable period	Subscription price per share Before adjustment HK$	Subscription price per share After adjustment# HK$
Mr. Wing Sum LEE (Director)	1991	July 28, 1997	6,875,687	7,563,255	0	7,563,255	August 31, 1997 - August 30, 2003	1.5858	1.4416
	1991	January 19, 1998	1,650,165	1,815,181	0	1,815,181	February 22, 1998 - February 21, 2004	0.6546	0.5951
	1991	December 21, 1999	3,575,357	3,932,892	0	3,932,892	February 11, 2000 - February 10, 2006	0.4165	0.3786
	1991	February 11, 2000	1,650,165	1,815,181	0	1,815,181	March 21, 2000 - March 20, 2006	0.9711	0.8828
	2001	August 10, 2001	19,251,925	21,177,117	0	21,177,117	September 16, 2001 - September 15, 2007	0.2975	0.2705
	2002	September 24, 2002	224,000	246,400	0	246,400	September 24, 2002 - September 23, 2008	0.1000	0.1000@
Mr. Richard Man Fai LEE (Director)	1991	July 28, 1997	7,425,742*	8,168,315*	0	8,168,315*	August 28, 1997 - August 27, 2003	1.5858	1.4416
	1991	January 19, 1998	1,705,170*	1,875,686*	0	1,875,686*	February 19, 1998 - February 18, 2004	0.6546	0.5951
	1991	June 10, 1998	550,055	605,060	0	605,060	July 24, 1998 - July 23, 2004	0.3132	0.2847

OTHER INFORMATION (CONTINUED)

Movement of share options (Continued)

Eligible persons	Scheme	Date of grant	Outstanding options at January 1, 2003 Before adjustment	After adjustment#	Options lapsed	Outstanding options at June 30, 2003	Exercisable period	Subscription price per share Before adjustment HK$	After adjustment# HK$
	1991	December 21, 1999	3,685,368*	4,053,904*	0	4,053,904*	February 7, 2000 - February 7, 2006	0.4165	0.3786
	1991	February 11, 2000	1,925,192	2,117,711	0	2,117,711	March 18, 2000 - March 17, 2006	0.9711	0.8828
	1991	May 28, 2001	2,200,220	2,420,242	0	2,420,242	June 29, 2001 - June 28, 2007	0.2975	0.2705
	2001	August 10, 2001	19,251,925	21,177,117	0	21,177,117	September 16, 2001 - September 15, 2007	0.2975	0.2705
	2001	August 29, 2001	275,027*	302,529*	0	302,529*	September 30, 2001 - September 29, 2007	0.2975	0.2705
	2002	September 24, 2002	7,748,000	8,522,800	0	8,522,800	September 24, 2002 - September 23, 2008	0.1000	0.1000@
Mr. Sammy Chi Chung SUEN (Director)	1991	July 28, 1997	550,055	605,060	0	605,060	August 31, 1997 - August 30, 2003	1.5858	1.4416
	1991	December 21, 1999	165,016	181,517	0	181,517	February 6, 2000 - February 5, 2006	0.4165	0.3786
	1991	February 11, 2000	275,027	302,529	0	302,529	March 22, 2000 - March 21, 2006	0.9711	0.8828
	1991	January 18, 2001	143,014	157,315	0	157,315	March 6, 2001 - March 5, 2007	0.2975	0.2705
	2001	August 10, 2001	550,055	605,060	0	605,060	September 19, 2001 - September 18, 2007	0.2975	0.2705
	2002	June 4, 2002	2,200,220	2,420,242	0	2,420,242	June 4, 2002 - June 3, 2008	0.1440	0.1309
	2002	September 24, 2002	700,000	770,000	0	770,000	September 24, 2002 - September 23, 2008	0.1000	0.1000@

OTHER INFORMATION (CONTINUED)

Movement of share options (Continued)

Eligible persons	Scheme	Date of grant	Outstanding options at January 1, 2003 Before adjustment	Outstanding options at January 1, 2003 After adjustment[#]	Options lapsed	Outstanding options at June 30, 2003	Exercisable period	Subscription price per share Before adjustment HK$	Subscription price per share After adjustment[#] HK$
Ms. Kam Har YUE (Director)	2001	August 29, 2001	275,027	302,529	0	302,529	September 30, 2001 - September 29, 2007	0.2975	0.2705
Mr. Jeff Man Bun LEE (Director)	2002	June 4, 2002	1,100,110	1,210,121	0	1,210,121	June 4, 2002 - June 3, 2008	0.1440	0.1309
	2002	September 24, 2002	500,000	550,000	0	550,000	September 24, 2002 - September 23, 2008	0.1000	0.1000[@]
Mr. Raymond Cho Min LEE (Director)	2002	June 4, 2002	770,077	847,084	0	847,084	June 4, 2002 - June 3, 2008	0.1440	0.1309
	2002	September 24, 2002	4,000	4,400	0	4,400	September 24, 2002 - September 23, 2008	0.1000	0.1000[@]
Mr. Boon Seng TAN (Director)	2002	June 4, 2002	770,077	847,084	0	847,084	June 4, 2002 - June 3, 2008	0.1440	0.1309
	2002	September 24, 2002	4,000	4,400	0	4,400	September 24, 2002 - September 23, 2008	0.1000	0.1000[@]
Total :			**86,000,676**	**94,600,731**	**0**	**94,600,731**			

OTHER INFORMATION (CONTINUED)

Movement of share options (Continued)

Eligible persons	Scheme	Date of grant	Outstanding options at January 1, 2003 Before adjustment	After adjustment#	Options lapsed	Outstanding options at June 30, 2003	Exercisable period	Subscription price per share Before adjustment HK$	After adjustment# HK$
Continuous contract employees	1991	July 28, 1997	1,100,110	1,210,121	0	1,210,121	August 29, 1997 - September 10, 2003	1.5858	1.4416
	1991	January 19, 1998	950,480	1,045,524	18,151	1,027,373	February 20, 1998 - March 12, 2004	0.6546	0.5951
	1991	December 21, 1999	724,396	796,832	27,831	769,001	February 1, 2000 - March 21, 2006	0.4165	0.3786
	1991	February 11, 2000	181,517	199,668	0	199,668	March 18, 2000 - March 21, 2006	0.9711	0.8828
	1991	September 8, 2000	1,650,165	1,815,181	0	1,815,181	November 5, 2000 - November 4, 2006	0.4204	0.3822
	1991	May 28, 2001	11,001,100	12,101,210	0	12,101,210	June 30, 2001 - June 29, 2007	0.2975	0.2705
	2001	August 10, 2001	19,251,925	21,177,117	0	21,177,117	September 14, 2001 - September 13, 2007	0.2975	0.2705
	2001	August 29, 2001	1,925,188	2,117,701	0	2,117,701	September 30, 2001 - September 30, 2007	0.2975	0.2705
	2001	November 23, 2001	550,055	605,060	0	605,060	December 23, 2001 - December 22, 2007	0.2975	0.2705
	2002	June 4, 2002	25,027,497	27,530,238	0	27,530,238	June 4, 2002 - June 3, 2008	0.1440	0.1309
	2002	September 24, 2002	7,748,000	8,522,800	0	8,522,800	September 24, 2002 - September 23, 2008	0.1000	0.1000@
Total :			**70,110,433**	**77,121,452**	**45,982**	**77,075,470**			
Grand Total :			**156,111,109**	**171,722,183**	**45,982**	**171,676,201**			

OTHER INFORMATION (CONTINUED)

Movement of share options (Continued)

* Share options granted to Mr. Richard Man Fai LEE's spouse were included.

The number of share options granted under 1991, 2001 and 2002 Schemes and their respective subscription prices have been adjusted for the Bonus Share Issue taken place in May 2003. Calculation of the adjustments has been verified by the auditors of the Company.

@ The exercise price of these share options have been adjusted to HK$0.10, being the nominal value of a Share as it is not legally permissible to issue new Shares at below the nominal value of HK$0.10.

Purchase, sale or redemption of securities

During the six months ended June 30, 2003, the Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities.

Corporate governance

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended June 30, 2003, in compliance with the Code of Best Practice as set-out in Appendix 14 of the Listing Rules except in relation to guideline 7; as non-executive directors of the Company are appointed for a term expiring upon their retirement by rotation as required by the Company's Bye-Laws.

Audit committee

The Audit Committee has reviewed with directors the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters related to the preparation of the unaudited condensed financial statements for the six months ended June 30, 2003. The Audit Committee was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong. The Interim Results have not been audited.

By Order of the Board of Directors
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, September 24, 2003

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

2003

中期報告

* 僅供識別

截至二零零三年六月三十日止六個月之未經審核中期業績

和記行(集團)有限公司為一間控股公司，其主要附屬公司設於亞洲地區，包括中國大陸、香港、澳門、新加坡及馬來西亞，為客戶提供優質品牌產品之進口、市場推廣、分銷及售後服務。其主要產品包括空調產品、家居電器產品、包括汽車音響之影音電器產品、汽車及汽車配件及其他電子產品。

未經審核中期業績

和記行(集團)有限公司(「本公司」)之董事會宣佈本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核綜合業績連同同期之比較數字及選定之説明附註如下：

簡明綜合損益表

		未經審核 截至六月三十日止六個月	
		二零零三年	二零零二年 (重列)
	附註	**港幣千元**	港幣千元
營業額	2	**267,361**	296,195
銷售成本		**(209,153)**	(223,661)
毛利		**58,208**	72,534
其他經營收入		**7,341**	7,825
分銷費用		**(27,032)**	(28,272)
行政費用		**(44,930)**	(46,311)
持作出售物業之重估盈餘		**5,000**	—
經營(虧損)盈利	3	**(1,413)**	5,776
財務費用		**(5,272)**	(6,653)
投資收益		**534**	59
出售一間聯營公司之盈利		**—**	10,641
出售投資物業虧損		**(8,526)**	—
應佔聯營公司業績		**159**	3,678
除税前(虧損)盈利		**(14,518)**	13,501
税項	4	**(835)**	(1,267)
除税後(虧損)盈利		**(15,353)**	12,234
少數股東權益		**579**	(400)
股東應佔(虧損)盈利		**(14,774)**	11,834
每股(虧損)盈利－基本	5	**(1.73仙)**	2.44仙

簡明綜合資產負債表

	附註	二零零三年六月三十日（未經審核）港幣千元	二零零二年十二月三十一日（經審核及重列）港幣千元
非流動資產			
投資物業	6	**116,697**	131,793
物業、廠房及設備	7	**183,406**	186,360
一間聯營公司權益		**115,034**	115,533
證券投資		**702**	702
		415,839	434,388
流動資產			
存貨		**111,654**	96,440
持作出售物業之可變現淨值		**93,462**	88,462
貿易往來及其他應收賬款	8	**70,824**	59,293
應收聯營公司款項		**3,191**	319
應收關連人士款項		**2,083**	2,330
可收回税項		**1,333**	1,282
其他投資		**62**	73
銀行結存及現金		**12,614**	14,382
		295,223	262,581
流動負債			
貿易往來及其他應付賬款	9	**83,956**	75,332
應付票據		**37,017**	42,673
應付關連公司款項		**3,102**	2,840
融資租賃債務 — 一年內到期		**—**	92
貸款 — 一年內到期	10	**100,207**	74,296
		224,282	195,233
流動資產淨值		**70,941**	67,348
		486,780	501,736
資本及儲備			
股本	11	**85,237**	77,488
儲備		**235,960**	259,146
		321,197	336,634
少數股東權益		**—**	579
非流動負債			
融資租賃債務 — 一年後到期		**—**	300
貸款 — 一年後到期	10	**154,491**	153,950
少數股東貸款		**1,522**	1,522
遞延税項		**9,570**	8,751
		165,583	164,523
		486,780	501,736

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零三年	二零零二年
	（未經審核）	（未經審核）
	港幣千元	港幣千元
經營業務所用現金淨額	**(31,488)**	(2,989)
投資業務所得（所用）現金淨額	**6,098**	(2,258)
融資業務所得現金淨額	**13,438**	25,924
現金及現金等值項目（減少）增加淨額	**(11,952)**	20,677
於一月一日之現金及現金等值項目	**1,609**	(16,693)
外幣匯率變動影響	**(26)**	(3,840)
於六月三十日之現金及現金等值項目	**(10,369)**	144
現金及現金等值項目結餘分析		
即：		
銀行結存及現金	**12,614**	10,394
銀行貸款及透支	**(22,983)**	(10,250)
	(10,369)	144

簡明綜合權益變動表

(未經審核)	股本 港幣千元	股份溢價 港幣千元	資本 贖回儲備 港幣千元	滙兌儲備 港幣千元	資本儲備 港幣千元	其他儲備 港幣千元	累計虧損 港幣千元	合計 港幣千元
於二零零三年一月一日	77,488	–	916	(314)	–	261,269	(2,725)	336,634
紅股發行	7,749	–	–	–	–	(7,749)	–	–
換算海外業務之財務報表所產生而並未在損益表內確認之滙兌差額	–	–	–	(663)	–	–	–	(663)
股東應佔虧損	–	–	–	–	–	–	(14,774)	(14,774)
於二零零三年六月三十日	85,237	–	916	(977)	–	253,520	(17,499)	321,197
於二零零二年一月一日	140,887	725,993	916	2,058	1,434	–	(577,434)	293,854
採納會計實務準則第12號（經修訂）之影響－就遞延税項負債作出撥備	–	–	–	–	–	–	(8,440)	(8,440)
股本重組	(139,478)	(343,542)	–	–	–	–	483,020	–
供股股份發行	1,409	47,902	–	–	–	–	–	49,311
紅股發行	4,226	(4,226)	–	–	–	–	–	–
換算海外業務之財務報表所產生而並未在損益表內確認之滙兌差額	–	–	–	(5,745)	–	–	–	(5,745)
股東應佔盈利	–	–	–	–	–	–	11,834	11,834
於二零零二年六月三十日	7,044	426,127	916	(3,687)	1,434	–	(91,020)	340,814

簡明綜合財務報表附註

1. **主要會計政策**

此未經審核簡明綜合中期財務報表乃根據香港會計師公會（「香港會計師公會」）頒佈的會計實務準則（「會計實務準則」）第25號「中期財務報告」而編製。

此簡明中期財務報表應與二零零二年全年財務報表一併閱讀。

本集團除因採納由香港會計師公會頒佈之會計實務準則第12號（經修訂）「所得稅」之外（此會計實務準則於二零零三年一月一日或之後開始之會計期間生效），採用之會計政策與本集團截至二零零二年十二月三十一日止年度之財務報表所採用者相同。

因採納會計實務準則第12號（經修訂）對本集團會計政策所產生之主要改變如下：

遞延稅項乃採用負債法，就資產／（負債）之稅基與於財務報表內資產／（負債）之賬面值之暫時性差異作出全數撥備。於結算日已頒布或在相當程度上已頒布之稅率乃用作釐定遞延稅項。

除非暫時性差異預期能抵銷未來應課稅盈利，遞延稅項資產不會予以確認。

遞延稅項乃按投資附屬公司及聯營公司所產生之暫時性差異作出撥備，但假若母公司有能力控制暫時性差異撥回之時間，以及有關暫時性差異很可能不會在可見將來撥回則除外。

於過往年度，遞延稅項乃就應課稅盈利及會計盈利兩者之間之時差按現行稅率計算（以預期在可見將來須支付或可退回負債或資產為限）。會計政策之變更已追溯至往年度，故比較數字已重列，以配合已更改之政策。於二零零二年及二零零三年一月一日之權益期初結餘分別減少港幣8,440,000元及港幣8,734,000元，此乃未撥備遞延稅項負債。有關去年相應期間稅項支出亦已增加港幣294,000元。

2. 業務及地區分類

營業額指扣除於期內之退貨及貿易折扣後已出售貨品之發票淨值以及維修服務收入。於期內，本集團按業務及地區分類之未經審核收益及業績分析如下：

業務分類

二零零三年

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	抵銷	綜合賬目
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額							
外部銷售收益	66,929	55,140	111,435	33,857	–	–	267,361
業務之間銷售收益	981	6,778	–	151	–	(7,910)	–
營業總額	67,910	61,918	111,435	34,008	–	(7,910)	267,361

業務之間銷售收益以當時市場價格入賬。

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	抵銷	綜合賬目
業績							
分類業績	(81)	601	(5,103)	(3,572)	7,489	–	(666)
未分配之公司支出							(747)
經營虧損							(1,413)
財務費用							(5,272)
投資收益							534
出售投資物業虧損							(8,526)
應佔一間聯營公司業績	–	159	–	–	–	–	159
除稅前虧損							(14,518)
稅項							(835)
除稅後虧損							(15,353)
少數股東權益							579
股東應佔虧損							(14,774)

2. 業務及地區分類(續)

業務分類(續)

二零零二年

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	抵銷	綜合賬目
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額							
外部銷售收益	102,867	49,420	114,367	29,541	–	–	296,195
業務之間銷售收益	2,096	6,427	–	–	–	(8,523)	–
營業總額	104,963	55,847	114,367	29,541	–	(8,523)	296,195

業務之間銷售收益以當時市場價格入賬。

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	抵銷	綜合賬目
業績							
分類業績	8,118	593	3,071	(2,597)	2,500	(396)	11,289
未分配之公司支出							(5,513)
經營盈利							5,776
財務費用							(6,653)
投資收益							59
出售一間聯營公司之盈利	10,641	–	–	–	–	–	10,641
應佔聯營公司業績	3,027	651	–	–	–	–	3,678
除税前盈利							13,501
税項							(1,267)
除税後盈利							12,234
少數股東權益							(400)
股東應佔盈利							11,834

2. 業務及地區分類（續）

地區分類

	地區分類之銷售收益		對經營業績之貢獻	
	二零零三年	二零零二年	**二零零三年**	二零零二年
	港幣千元	港幣千元	**港幣千元**	港幣千元
香港	**189,313**	227,118	**(7,167)**	9,048
新加坡	**25,366**	26,398	**52**	416
馬來西亞	**13,555**	8,478	**680**	325
中國大陸	**25,167**	14,624	**5,274**	772
澳門	**10,282**	18,980	**206**	712
其他	**3,678**	597	**289**	16
	267,361	296,195	**(666)**	11,289
未分配之公司支出			**(747)**	(5,513)
經營（虧損）盈利			**(1,413)**	5,776

3. 經營（虧損）盈利

經營（虧損）盈利已扣除：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	港幣千元	港幣千元
折舊：		
自置資產	**3,941**	3,811
融資租賃資產	**–**	90

4. 税項

	截至六月三十日止六個月	
	二零零三年	二零零二年
	港幣千元	港幣千元
支出包括：		
本期間税項：		
香港利得税	–	–
海外所得税	16	22
	16	22
遞延税項：		
本期	–	294
税率調整	819	–
本公司及其附屬公司應佔税項	835	316
應佔聯營公司税項	–	951
	835	1,267

由於兩個期間本集團均無任何應課税盈利，故無香港利得税撥備。

海外税項乃按有關司法權區通用之税率計算。

5. 每股（虧損）盈利

每股基本（虧損）盈利之計算方法，乃根據股東應佔虧損港幣14,774,000元（二零零二年：盈利港幣11,834,000元）及期內已發行普通股之加權平均數852,367,051股普通股（二零零二年：485,683,607股普通股）計算。為計算每股基本（虧損）盈利，普通股加權平均數已就期內之紅股發行予以調整（二零零二年：已就二零零二年九月十八日批准之股份合併及紅股發行以及期內之紅股發行予以調整）。

由於本公司之未行使優先認股權之行使價高於兩個期間之股份平均市價，故並無呈列每股攤薄（虧損）盈利。

6. 投資物業

期內，本集團以港幣7,670,000元出售若干位於香港以外地區之投資物業。出售該等投資物業產生之虧損港幣8,526,000元（二零零二年：無）已於損益表扣除。

7. 物業、廠房及設備

	二零零三年六月三十日 港幣千元	二零零二年十二月三十一日 港幣千元
期初賬面淨值	**186,360**	188,749
匯兑差額	**(8)**	32
添置	**1,854**	6,645
出售	**(859)**	(443)
折舊費用	**(3,941)**	(8,623)
期終賬面淨值	**183,406**	186,360

8. 貿易往來及其他應收賬款

本集團給予客戶平均三十至九十天之信貸期。其貿易往來應收賬款之賬齡分析如下：

	二零零三年六月三十日 港幣千元	二零零二年十二月三十一日 港幣千元
三十天以內	**22,780**	18,608
三十天以上	**8,020**	9,503
六十天以上	**3,869**	1,289
九十天以上	**2,615**	2,108
一年以上	**1,203**	1,370
貿易往來應收賬款總額	**38,487**	32,878
按金、預付款及其他應收賬款	**32,337**	26,415
	70,824	59,293

9. 貿易往來及其他應付賬款

貿易往來應付賬款之賬齡分析如下：

	二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 港幣千元
三十天以內	**7,908**	5,474
三十天以上	**3,277**	2,630
六十天以上	**2,781**	2,621
九十天以上	**2,080**	4,167
一年以上	**1,675**	1,569
貿易往來應付賬款總額	**17,721**	16,461
客戶訂金、應付費用及其他應付賬款	**66,235**	58,871
	83,956	75,332

10. 貸款

	二零零三年 六月三十日 港幣千元	二零零二年 十二月三十一日 港幣千元
銀行貸款及透支		
有抵押	**90,117**	75,214
無抵押	**10,683**	1,837
	100,800	77,051
一名董事墊付之無抵押貸款(附註a)	**18,726**	15,725
關連公司墊付之無抵押貸款(附註b)	**4,473**	4,755
一名供應商墊付之有抵押貸款(附註c)	**130,699**	130,715
	254,698	228,246
上述貸款之屆滿期如下：		
一年內	**100,207**	74,296
一年以上，但不超過兩年	**14,429**	10,924
兩年以上，但不超過五年	**4,675**	6,779
五年以上	**135,387**	136,247
	254,698	228,246
減：列於流動負債下將於一年內到期之款項	**(100,207)**	(74,296)
一年後到期之款項	**154,491**	153,950

10. 貸款（續）

附註：

a. 一名董事墊付之貸款為無抵押。結餘中港幣15,000,000元（二零零二年：港幣12,000,000元）每年按10%計息，分別須於二零零三年七月三十一日、二零零三年八月三十一日及二零零三年九月三十日或之前分三期償還。餘下金額並無固定還款期及免息。

b. 一間關連公司墊付之貸款為無抵押、無固定還款期及按最優惠貸款利率加1%計息。

於二零零二年十二月三十一日，關連公司墊付之貸款為無抵押，且無固定還款期。結餘中港幣4,475,000元按最優惠貸款利率加1%計息。餘下金額則為免息。

c. 一名供應商墊付之貸款乃以本集團物業作為抵押，按年利率2.5%計息，並須由二零一二年六月三十日起分十期每半年償還。

11. 股本

	股份數目	面值
		港幣千元
法定股本：		
於二零零二年一月一日		
一每股面值港幣0.10元	3,500,000,000	350,000
註銷1,408,871,178股已發行股份之繳足股本每股港幣0.099元	—	(139,478)
將每10股已削減股本之已發行股份合併為1股		
每股面值港幣0.01元之股份	(1,267,984,061)	—
將1股未發行股份拆細為10股每股面值港幣0.01元之股份	18,820,159,398	—
將10股股份合併為1股每股面值港幣0.10元之股份	(18,946,957,804)	—
增加法定股本	1,394,782,467	139,478
於二零零三年一月一日及二零零三年六月三十日		
一每股面值港幣0.10元	3,500,000,000	350,000

11. 股本(續)

	股份數目	面值
		港幣千元
已發行及繳足股本：		
於二零零二年一月一日 — 每股面值港幣0.10元	1,408,871,178	140,887
註銷1,408,871,178股已發行股份之繳足股本每股港幣0.099元	—	(139,478)
將每10股已削減發行股份合併為1股每股面值港幣0.01元之股份	(1,267,984,061)	—
供股時所發行股份	140,887,117	1,409
紅股發行時所發行股份	422,661,351	4,226
將每10股已發行股份合併為1股每股面值港幣0.10元之股份	(633,992,027)	—
紅股發行時所發行股份	704,435,580	70,444
於二零零三年一月一日 — 每股面值港幣0.10港元	774,879,138	77,488
紅股發行時所發行股份(附註)	77,487,913	7,749
於二零零三年六月三十日 — 每股面值港幣0.10元	852,367,051	85,237

附註：

根據於二零零三年五月六日舉行之股東特別大會上通過之決議案，批准按本公司股東每持有10股每股面值港幣0.10元之股份發行1股紅股之基準發行普通股紅股。本公司根據該紅股發行而發行77,487,913股每股面值港幣0.10元之新股。

12. 關連人士交易

期內，本集團曾與關連人士進行下列交易：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	港幣千元	港幣千元
付予一名董事之利息支出	737	187
付予一間關連公司之利息支出	135	234
收取一位關連人士之利息收入	52	20
付予一間關連公司之管理費及代理費	1,665	1,662

13. 或然負債及承擔

或然負債及承擔自上年度結算日以來並無重大變動。

14. 資產抵押

於中期結算日，本集團以若干土地及樓宇、投資物業、持作出售物業及存貨之賬面淨值合共港幣355,176,000元（二零零二年十二月三十一日：港幣349,952,000元），以及一間附屬公司之全部資產港幣13,833,000元（二零零二年十二月三十一日：港幣12,617,000元）作為抵押，藉以為本集團取得銀行信貸及一名供應商之信貸。

15. 中期結算日後事項

根據於二零零三年九月一日舉行股東特別大會上通過之決議案，批准以於記錄日期每持有五股股份發行兩股供股之基準，按每股港幣0.10元發行340,946,820股每股面值港幣0.10元之供股股份，以及按每股繳足供股股份發行三股紅股股份之基準發行紅股。

所得款項淨額港幣32,000,000元已經收取並用作減低本集團之債務，以及為本集團提供額外營運資金。

中期股息

董事議決不宣派中期股息(二零零二年：無)。

管理層討論及經營業績及財務狀況分析

業績

本集團之營業額為港幣267,400,000元，較去年同期下跌港幣28,800,000元(-9.7%)。兩項關鍵因素對香港之業務構成負面影響。首先，嚴重急性呼吸系統綜合症(「非典型肺炎」)疫症爆發嚴重擾亂市況。其次，香港銷售載客汽車市場亦受於二零零三年三月五日公佈之預算案增加首次登記稅而嚴重受影響。該項公佈在一夜間已導致汽車銷量驟然下降。隨後之銷售額僅獲微利或甚至無法獲得利潤，若干則以優惠價格傾銷，務求盡快將存貨減少。本集團所銷售之產品均為高價產品，所售賣之名貴房車將須繳交最高稅率之首次登記稅，有關稅率建議由統一稅率60%增至累進稅率150%。結果，在汽車業及多個政治、經濟及市場團體及香港客戶頻密遊説之下，港府於二零零三年六月削減稅率加幅。但由三月初至六月底期間，能以合理價格銷售新車之市況幾乎已不存在。

毛利較去年首六個月減少港幣14,300,000元(-19.8%)至港幣58,200,000元。毛利率減至21.8%（二零零二年：24.5%），主要由於非典型肺炎及首次登記稅兩者之影響，加上本已十分蕭條且價格競爭激烈之市場，使代理商之訂價能力大減。

分銷費用及行政費較去年同期之比較費用為低，期內錄得節省3.5%或港幣2,600,000元。

本集團在期內出售中國大陸投資物業錄得虧損港幣8,500,000元。該三項個別小型投資物業乃以低於賬面值之價值售予一家當地地產發展機關，作重建用途。在上一個財政年度底，已預計將有若干小型邊際物業可能會以低於賬面值之價格出售，因而作出港幣5,000,000元之撥備。故此，於期間內將撥備撥回以在一定程度緩衝變現虧損，以及在本期業績內出現相關之虧損淨額港幣3,500,000元乃視為適當。

管理層討論及經營業績及財務狀況分析（續）

業績（續）

餘下一項中國合營企業業務，即家庭電器之製造及市場推廣業務，其業績遠差於去年。此外，由於二零零二年上半年計入已於二零零二年六月出售之另一間製造合營企業公司之收益，故此該合營公司在本年度並無任何盈利貢獻。由於上述兩個原因，應佔聯營公司盈利下降港幣3,500,000元。

三項主要因素包括：(a) 非典型肺炎疫症及增加首次登記税對市場造成沖擊及影響本集團毛利率；(b) 出售小規模物業之虧損；及 (c)並非由本集團控制之聯營公司盈利貢獻減少，所帶來之綜合影響，導致期內錄得應佔虧損港幣14,800,000元（二零零二年：盈利港幣11,800,000元）。

現金流量、流動資金及財務資源

於二零零三年六月三十日，現金及銀行結存為港幣12,600,000元（二零零二年十二月三十一日：港幣14,400,000元），借貸總額為港幣254,700,000元（二零零二年十二月三十一日：港幣228,200,000元）。於本報告期末，以股東權益港幣321,200,000元（二零零二年十二月三十一日：港幣336,600,000元）計算，本集團之負債總淨值比率為75.4%（二零零二年十二月三十一日：63.5%）。

於二零零三年六月三十日，本集團之貿易融資及循環信貸為港幣169,100,000元（二零零二年十二月三十一日：港幣166,200,000元），其中港幣137,400,000元已獲提取及尚未償還。

在外匯風險管理方面，本集團採用外幣對沖方式，以消除在日常業務過程之銷售交易因外匯變動而帶來之不利影響。於二零零三年六月三十日，未到期履約之銀行期匯合約總額為港幣15,000,000元（二零零二年十二月三十一日：港幣44,000,000元）。

於二零零三年六月三十日，本集團之銀行信貸總額為港幣178,400,000元（二零零二年十二月三十一日：港幣177,100,000元），大部分以港元最優惠借貸利率為基礎計息，並主要以本集團資產作抵押。本集團於二零零三年六月三十日及二零零二年十二月三十一日均無或然負債。

業務回顧

空調產品

該業務包括日本三菱重工株式會社（「三菱重工」）產品的市場推廣及分銷，本集團對該等產品擁有在香港、新加坡、澳門（所有產品）及中國大陸部份市場的獨家代理權。三菱重工為商用組合空調系統及家用市場提供全線的空調產品。本集團亦代理及推銷「LG」品牌（韓國「LG Electronics Inc.」）的全線商用及家用空調產品。兩項產品均屬全球知名的品牌。本集團亦向客戶提供售後服務及支援。此外，本集團成為兩項在中國大陸製造之空調產品系列之香港及澳門總代理。本集團在香港分銷於中國具領導地位之「格蘭仕」電器品牌之產品。本集團亦與具領導地位之空調產品品牌製造商「格力」合作分銷聯合品牌產品，並以「格力－先力」品牌銷售一系列空調產品，而「先力」為本集團就日本、台灣、韓國及中東以外之所有市場之專用品牌。

本年度六個月，銷售予第三者客戶之總金額為港幣66,900,000元，較去年同期錄得之銷售額減少35%。爆發非典型肺炎之時正值家庭空調產品之銷售旺季，因此該等產品之銷售額受到嚴重打擊。儘管毛利率較去年下跌約1.5%，惟仍然令人滿意。本年度家用空調業務受非典型肺炎嚴重影響，加上產品競爭令價格受壓，市場持續疲弱，本集團在維持業務之整體盈利能力方面之表現已算理想。儘管中國內地市場因當地競爭激烈以致業績驟降，惟香港商用產品業務之狀況仍維持穩定。本集團在該主要業務方面一直不斷加強其市場推廣及分銷方面之努力。

儘管產品業務競爭激烈，惟本團已加強市場推廣活動。市場環境正逐步改善，預期下半年銷售額之升幅將更勝去年。

業務回顧（續）

影音及其他電器產品

影音產品業務推廣及分銷一系列包括「LG」品牌之家庭電器產品，目前在市場擁有良好之知名度；以及銷售「阿爾派」及「樂爵士」品牌汽車音響及電子產品。「阿爾派」（「日本品牌」）無疑是全球汽車音響及影視娛樂設備市場知名品牌之一；同時，本集團亦生產及銷售一系列自設品牌「樂爵士」（英國品牌）及「先力」（日本品牌）之視聽產品。

本年度六個月，總銷售額較去年同期上升11.6%至港幣55,100,000元。儘管香港本地市場疲弱，惟在香港、新加坡及馬來西亞推出更多產品系列，以致汽車影音產品銷售非常理想，均令業務有所上升。儘管價格競爭持續並經常存在，惟毛利率仍得以保持，業務整體業績與去年同期相約，令人滿意。

本集團繼續推出新產品（例如汽車影音產品；等離子電視及家庭影院系統等）；加強在新出口市場之銷售工作；提升在現有市場之市場滲透率；在中國汽車銷售額不斷上升及在新加坡之原設備製造業務擴大之情況下，預期本年度下半年之銷售額至少達與去年相約之水平。

直銷

該業務包括在香港以「買家倉」命名的連鎖零售店直接銷售電子及電器用品予大眾顧客。

在本年度首六個月的銷售額為港幣33,900,000元，較去年同期上升14.6%。非典型肺炎疫症的出現顯然對本港零售業造成嚴重影響，然而本集團可藉更多新設的門市提供極具競爭力的產品，與去年比較，該等新設的門市已營業整整半年時間，因而使整體收益上升。有關業務仍未達致賺取盈利水平，然而一系列有關穩定增長門市數目、改良採購方式、增加創新及物有所值產品種類、以及舉辦更多提高其知名度的活動，以強化客戶忠誠度，均致力達致上述轉虧為盈的目標。

業務回顧（續）

汽車及汽車配件

該業務指「法拉利」及「瑪莎拉蒂」兩個專營汽車品牌的進口、推廣、銷售、 零件供應及售後服務。本集團是上述兩個譽滿全球的名貴跑車在香港、澳門及中國大陸的獨家總代理。

上半年的營業額為港幣111,400,000元，較去年同期下跌港幣2,900,000元（-2.6%）。首六個月情況尤其艱難，原因為於三月初的預算案公佈建議大幅增加首次登記稅，最高稅率達150%，使名貴房車市場停滯不前。銷售名貴房車市場實際上完全陷於停頓。任何銷售的車輛均以無賺取盈利的優惠價格出售，以降低存貨並為業務帶來現金流量。幸而在本公司連同業界人士的遊説之下，成功降低名貴汽車建議適用的税率，但仍由統一税率60%增至累進税率100%，惟客戶在經濟不景氣的情況下願意接受有關增幅。由於新税率於六月實施，市況已回復至接近正常水平，而預計下半年的銷售額會大幅上升。銷售額及盈利預計會迅速恢復並超越去年水平。本公司將進行計劃，進一步發展國內市場，預計「法拉利」及「瑪莎拉蒂」在未來六至十二個月內將推出矚目的新型號，我們預期此項業務在未來數年將有突出的增長。

人力資源

於二零零三年六月三十日，本集團聘用374名員工（二零零二年：344名）—不包括聯營公司僱員。市場環境仍極為艱辛，故此本公司實行進一步削減員工及節省成本的措施。然而，本公司推出進一步措施的空間極小，因此朝向營運操作及員工效率方面作出改進。本集團已挽留一批忠心盡責的員工，並冀望市場環境好轉時，可再次依據表現及貢獻，提供更佳的薪酬計劃、與目標掛鈎的花紅以及購股權。董事會對其員工表示極度讚賞。

中期結算日後事項

於二零零三年九月一日舉行之股東特別大會上，本公司通過決議案，批准於二零零三年九月一日持有每五股現有股份的股東，獲配發兩股供股股份之基準，按每股供股股份港幣0.10元之價格進行供股(「供股」)，並按每股繳足供股股份，獲配發三股紅股之基準發行紅股(「紅股」)。董事認為，供股為本集團提供機會籌集資金改善其財政狀況，並可支持發展其專利及分銷業務。供股所得款項將提高營運資金及鞏固本公司整體之資產淨值狀況，以及改善本公司之財務負債水平。

本公司已收到155份根據供股發行暫定配發320,622,377股供股股份之有效接納書，以及141份額外認購521,171,807股供股股份之有效申請，合共841,794,184股供股股份(佔根據供股發行可供認購之供股股份總數約246.89%)。因此，供股獲超額認購約146.89%。於二零零三年九月二十三日，根據供股連紅股發行，本公司已發行1,363,787,280股每股面值港幣0.10元之新股。

展望

鑒於期內非典型肺炎爆發之特別災害、令經濟低迷影響香港本地市況、以及突然打擊汽車業的首次登記稅，本集團的業務全面受到嚴重影響。故此，期內本公司錄得經營及應佔虧損。然而，有跡象顯示經營狀況將於下半年好轉。更緊密經貿關係安排及中國大陸放寬自由行政策，訪港旅客數目增多，大大改善業務前景。在不計入任何非經常項目的情況下，預期未來六個月本集團業務將能提供盈利，表現將較去年下半年更勝一籌。儘管在扣除少數非經常虧損後，整個年度內仍未能達致利潤，但鑑於地區性本土經濟的前景改善，預期本集團將能改善及增加收入，以及創出更佳業績。

其他資料

董事權益披露

(a) 於二零零三年六月三十日，本公司各董事及主要行政人員於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證中擁有根據證券及期貨條例第352條須記入登記冊之權益及淡倉；或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉如下：

(i) 於二零零三年六月三十日，股份之實益權益及淡倉：

	股份數目			
董事姓名	個人權益	家族權益	公司權益	總計
李文輝先生	12,909,380	2,591,820 (附註1)	450,513,734 (附註2)	466,014,934
李文彬先生	1,815,000	—	456,074,192 (附註2及3)	457,889,192
余金霞女士	20,037,370	—	450,513,734 (附註2)	470,551,104
孫志冲先生	181,500	—	—	181,500

附註：

1. 該2,591,820股股份由李文輝先生之配偶何秀月女士擁有。

2. 該450,513,734股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該456,074,192股股份當中，5,560,458股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

其他資料（續）

董事權益披露（續）

(ii) 於二零零三年六月三十日，本公司之股票衍生工具之相關股份之實益權益及淡倉在本報告「購股權」一節內予以披露。

(iii) 於二零零三年六月三十日，於相聯法團之股份之實益權益及淡倉：

董事姓名	相聯法團名稱	持有或擁有之股份數目或股本權益	股份／權益類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞女士	和記電業有限公司	400	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	福和貿易有限公司	34,335	無投票權遞延股

其他資料（續）

主要股東權益

除下文披露者及於「董事權益披露」一節外，於二零零三年六月三十日，就董事所知，概無其他人士於本公司股份或相關股份中擁有或被視為或當作擁有任何根據證券及期貨條例第336條須記入登記冊之權益或淡倉：

公司名稱	股份數目	已發行股本總額之概約百分比
Modern Orbit Limited	450,513,734	52.86%

附註：該450,513,734股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

購股權

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃（「一九九一年計劃」），主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員，包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後，接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年期間行使。

其他資料(續)

購股權(續)

一九九一年計劃(續)

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在香港聯合交易所有限公司(「聯交所」)之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃(「二零零一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃，董事可授出優先認股權予任何全職僱員，包括本公司及其附屬公司之執行及非執行董事，以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後，接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後，將不再授出優先認股權，惟在所有其他方面，二零零一年計劃之條款仍將有效，及所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

其他資料（續）

購股權（續）

二零零二年計劃

於二零零一年八月二十三日，聯交所宣佈修訂上市規則第17章並於二零零一年九月一日生效。為符合上市規則修訂及聯交所之公佈內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃（「二零零二年計劃」）及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎參與人對本集團所作出之貢獻，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股權之任何公司作出貢獻。二零零二年計劃為自採納日期起第十周年屆滿。

根據二零零二年計劃，本公司董事會可全權酌情決定向與本公司、其附屬公司及本集團持有任何股權之任何公司有關之以下參與人授予優先認股權：

1. 合資格僱員（包括董事）；或

2. 供應商或客戶；或

3. 提供研究、開發或其他技術支援之任何人士或公司；或

4. 股東；或

5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、行政總裁或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事（不包括同時為承授人之任何獨立非執行董事）批准。

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。就上述規則，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於採納二零零二年計劃當日已發行股本之10%。

其他資料（續）

購股權（續）

二零零二年計劃（續）

如未經本公司股東事先批准，於任何一年向任何參與者授出之優先認股權涉及之股份數目不得超過本公司不時之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

參與者可於獲提出授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日內的股份收市價平均數；或本公司股份面值。

截至二零零三年六月三十日止六個月，概無行使或授出任何購股權。

於二零零三年六月三十日，有關根據一九九一年、二零零一年及二零零二年計劃授出惟尚未行使之購股權之股份數目分別為52,736,402、67,464,230及51,475,569，分別佔本公司當日之已發行股本之6.19%、7.91%及6.04%。

其他資料（續）

購股權變動

下表披露截至二零零三年六月三十日止六個月本公司購股權變動情況：

合資格人士	計劃	授出日期	於二零零三年一月一日尚未行使之購股權 調整前	於二零零三年一月一日尚未行使之購股權 調整後*	失效購股權	於二零零三年六月三十日尚未行使之購股權	行使期	每股認購價 調整前 港幣	每股認購價 調整後* 港幣
李永森先生（董事）	一九九一年	一九九七年七月二十八日	6,875,687	7,563,255	0	7,563,255	一九九七年八月三十一日至二零零三年八月三十日	1.5858	1.4416
	一九九一年	一九九八年一月十九日	1,650,165	1,815,181	0	1,815,181	一九九八年二月二十二日至二零零四年二月二十一日	0.6546	0.5951
	一九九一年	一九九九年十二月二十一日	3,575,357	3,932,892	0	3,932,892	二零零零年二月十一日至二零零六年二月十日	0.4165	0.3786
	一九九一年	二零零零年二月十一日	1,650,165	1,815,181	0	1,815,181	二零零零年三月二十一日至二零零六年三月二十日	0.9711	0.8828
	二零零一年	二零零一年八月十日	19,251,925	21,177,117	0	21,177,117	二零零一年九月十六日至二零零七年九月十五日	0.2975	0.2705
	二零零二年	二零零二年九月二十四日	224,000	246,400	0	246,400	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000[@]
李文輝先生（董事）	一九九一年	一九九七年七月二十八日	7,425,742*	8,168,315*	0	8,168,315*	一九九七年八月二十八日至二零零三年八月二十七日	1.5858	1.4416
	一九九一年	一九九八年一月十九日	1,705,170*	1,875,686*	0	1,875,686*	一九九八年二月十九日至二零零四年二月十八日	0.6546	0.5951
	一九九一年	一九九八年六月十日	550,055	605,060	0	605,060	一九九八年七月二十四日至二零零四年七月二十三日	0.3132	0.2847

其他資料（續）

購股權變動（續）

合資格人士	計劃	授出日期	於二零零三年一月一日尚未行使之購股權 調整前	於二零零三年一月一日尚未行使之購股權 調整後#	失效購股權	於二零零三年六月三十日尚未行使之購股權	行使期	每股認購價 調整前 港幣	每股認購價 調整後# 港幣
	一九九一年	一九九九年十二月二十一日	3,685,368*	4,053,904*	0	4,053,904*	二零零零年二月七日至二零零六年二月七日	0.4165	0.3786
	一九九一年	二零零零年二月十一日	1,925,192	2,117,711	0	2,117,711	二零零零年三月十八日至二零零六年三月十七日	0.9711	0.8828
	一九九一年	二零零一年五月二十八日	2,200,220	2,420,242	0	2,420,242	二零零一年六月二十九日至二零零七年六月二十八日	0.2975	0.2705
	二零零一年	二零零一年八月十日	19,251,925	21,177,117	0	21,177,117	二零零一年九月十六日至二零零七年九月十五日	0.2975	0.2705
	二零零一年	二零零一年八月二十九日	275,027*	302,529*	0	302,529*	二零零一年九月三十日至二零零七年九月二十九日	0.2975	0.2705
	二零零二年	二零零二年九月二十四日	7,748,000	8,522,800	0	8,522,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000@
孫志冲先生(董事)	一九九一年	一九九七年七月二十八日	550,055	605,060	0	605,060	一九九七年八月三十一日至二零零三年八月三十日	1.5858	1.4416
	一九九一年	一九九九年十二月二十一日	165,016	181,517	0	181,517	二零零零年二月六日至二零零六年二月五日	0.4165	0.3786
	一九九一年	二零零零年二月十一日	275,027	302,529	0	302,529	二零零零年三月二十二日至二零零六年三月二十一日	0.9711	0.8828
	一九九一年	二零零一年一月十八日	143,014	157,315	0	157,315	二零零一年三月六日至二零零七年三月五日	0.2975	0.2705
	二零零一年	二零零一年八月十日	550,055	605,060	0	605,060	二零零一年九月十九日至二零零七年九月十八日	0.2975	0.2705
	二零零二年	二零零二年六月四日	2,200,220	2,420,242	0	2,420,242	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309
	二零零二年	二零零二年九月二十四日	700,000	770,000	0	770,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000@

其他資料（續）

購股權變動（續）

合資格人士	計劃	授出日期	於二零零三年一月一日尚未行使之購股權 調整前	於二零零三年一月一日尚未行使之購股權 調整後[*]	失效購股權	於二零零三年六月三十日尚未行使之購股權	行使期	每股認購價 調整前 港幣	每股認購價 調整後[*] 港幣
余金霞女士（董事）	二零零一年	二零零一年八月二十九日	275,027	302,529	0	302,529	二零零一年九月三十日至二零零七年九月二十九日	0.2975	0.2705
李文彬先生（董事）	二零零二年	二零零二年六月四日	1,100,110	1,210,121	0	1,210,121	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309
	二零零二年	二零零二年九月二十四日	500,000	550,000	0	550,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000[@]
李卓民先生（董事）	二零零二年	二零零二年六月四日	770,077	847,084	0	847,084	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309
	二零零二年	二零零二年九月二十四日	4,000	4,400	0	4,400	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000[@]
陳文生先生（董事）	二零零二年	二零零二年六月四日	770,077	847,084	0	847,084	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309
	二零零二年	二零零二年九月二十四日	4,000	4,400	0	4,400	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000[@]
合計：			**86,000,676**	**94,600,731**	**0**	**94,600,731**			

其他資料（續）

購股權變動（續）

合資格人士	計劃	授出日期	於二零零三年一月一日尚未行使之購股權 調整前	於二零零三年一月一日尚未行使之購股權 調整後*	失效購股權	於二零零三年六月三十日尚未行使之購股權	行使期	每股認購價 調整前 港幣	每股認購價 調整後* 港幣
持續合約僱員	一九九一年	一九九七年七月二十八日	1,100,110	1,210,121	0	1,210,121	一九九七年八月二十九日至二零零三年九月十日	1.5858	1.4416
	一九九一年	一九九八年一月十九日	950,480	1,045,524	18,151	1,027,373	一九九八年二月二十日至二零零四年三月十二日	0.6546	0.5951
	一九九一年	一九九九年十二月二十一日	724,396	796,832	27,831	769,001	二零零零年二月一日至二零零六年三月二十一日	0.4165	0.3786
	一九九一年	二零零零年二月十一日	181,517	199,668	0	199,668	二零零零年三月十八日至二零零六年三月二十一日	0.9711	0.8828
	一九九一年	二零零零年九月八日	1,650,165	1,815,181	0	1,815,181	二零零零年十一月五日至二零零六年十一月四日	0.4204	0.3822
	一九九一年	二零零一年五月二十八日	11,001,100	12,101,210	0	12,101,210	二零零一年六月三十日至二零零七年六月二十九日	0.2975	0.2705
	二零零一年	二零零一年八月十日	19,251,925	21,177,117	0	21,177,117	二零零一年九月十四日至二零零七年九月十三日	0.2975	0.2705
	二零零一年	二零零一年八月二十九日	1,925,188	2,117,701	0	2,117,701	二零零一年九月三十日至二零零七年九月三十日	0.2975	0.2705
	二零零一年	二零零一年十一月二十三日	550,055	605,060	0	605,060	二零零一年十二月二十三日至二零零七年十二月二十二日	0.2975	0.2705
	二零零二年	二零零二年六月四日	25,027,497	27,530,238	0	27,530,238	二零零二年六月四日至二零零八年六月三日	0.1440	0.1309
	二零零二年	二零零二年九月二十四日	7,748,000	8,522,800	0	8,522,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000	0.1000@
合計：			70,110,433	77,121,452	45,982	77,075,470			
總計：			156,111,109	171,722,183	45,982	171,676,201			

其他資料（續）

購股權變動（續）

* 已包括授予李文輝先生配偶之購股權。

\# 按一九九一年、二零零一年及二零零二年計劃授出之購股權數目以及各自認購價，已分別就於二零零三年五月進行之紅股發行作出調整。有關調整計算經本公司核數師核實。

@ 該等購股權之行使價已調整為一股股份之面值港幣0.10元，因按低於面值港幣0.10元發行新股乃屬違法。

證券之購買、出售或贖回

於截至二零零三年六月三十日止六個月，本公司及其附屬公司在期內並無購入、出售或贖回本公司任何證券。

公司管治

本公司各董事概無獲悉任何資料足以合理地顯示本公司於二零零三年六月三十日止六個月不遵守上市規則附錄14所載之最佳應用守則，惟獨有關第7條指引則除外。按本公司細則所規定，本公司非執行董事之任期於輪值告退後屆滿。

審核委員會

審核委員會與董事已審閱本集團採納之會計原則及守則，並討論有關編製截至二零零三年六月三十日止六個月之未審核簡明財務報表之內部監控及財務報告事宜。審核委員會對本集團之會計政策乃符合香港現時業內之最佳常規表示滿意。本中期業績乃未經審核。

承董事會命
執行主席兼行政總裁
李文輝

香港，二零零三年九月二十四日



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

2003 INTERIM RESULTS (UNAUDITED)

WO KEE HONG (HOLDINGS) LIMITED is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of Mainland People's Republic of China (PRC), Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; and other electronic products.

RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") announce that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2003, are as follows:

	Notes	Unaudited Six months ended June 30 2003 HK$'000	2002 (Restated) HK$'000
Turnover	2	267,361	296,195
Cost of sales		(209,153)	(223,661)
Gross profit		58,208	72,534
Other operating revenue		7,341	7,825
Distribution costs		(27,032)	(28,272)
Administrative expenses		(44,930)	(46,311)
Surplus on revaluation of properties held for sale		5,000	–
(Loss) profit from operations	3	(1,413)	5,776
Finance costs		(5,272)	(6,653)
Investment income		534	59
Gain on disposal of an associate		–	10,641
Loss on disposal of investment properties		(8,526)	–
Share of results of associates		159	3,678
(Loss) profit before taxation		(14,518)	13,501
Taxation	4	(835)	(1,267)
(Loss) profit after taxation		(15,353)	12,234
Minority interests		579	(400)
(Loss) profit attributable to shareholders		(14,774)	11,834
(Loss) earnings per share – Basic	5	(1.73 cents)	2.44 cents

Notes:

1. **Significant accounting policies**

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25, "Interim financial reporting", issued by the Hong Kong Society of Accountants ("HKSA").

The condensed interim financial statements should be read in conjunction with the 2002 annual financial statements.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2002, except that the Group has adopted SSAP 12 (revised) "Income taxes" issued by HKSA which is effective for accounting periods commencing on or after January 1, 2003.

The significant change in the Group's accounting policies resulting from the operation of this revised SSAP 12 is set out below:

- Deferred taxation is provided in full, using liability method, on temporary differences between the tax base of assets/(liabilities) and their carrying amounts in the financial statements. Taxation rates enacted or substantially enacted by the balance sheet date are used to determine deferred taxation.
- Deferred tax assets are not recognised unless it is probable that future taxable profit will be available against which the temporary differences can be utilised.
- Deferred taxation is provided on the temporary differences arising on investment in subsidiaries and associates, except where the timing of the reversal of the temporary differences can be controlled by the parent company and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing difference between taxable profit and accounting profit to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The change in accounting policy has been applied retrospectively so that the comparative figures have been restated to conform to the changed policy. Opening balances of equity at January 1, 2002 and 2003 were reduced by HK$8,440,000 and HK$8,734,000 respectively, which represent the unprovided deferred tax liabilities. The comparative figure in respect of taxation charges for the prior period was also increased by HK$294,000.

2. **Business and geographical segments**

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and maintenance service income during the period. An analysis of the Group's unaudited segment revenues and results for business segments and geographical segments for the period is as follows:

Business segments

2003

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover							
External sales	66,929	55,140	111,435	33,857	–	–	267,361
Inter-segment sales	981	6,778	–	151	–	(7,910)	–
Total turnover	67,910	61,918	111,435	34,008	–	(7,910)	267,361
Inter-segment sales are charged at prevailing market rates.							
Results							
Segment results	(81)	601	(5,103)	(3,572)	7,489	–	(666)
Unallocated corporate expenses							(747)
Loss from operations							(1,413)
Finance costs							(5,272)
Loss on disposal of investment properties							(8,526)
Share of result of an associate	–	159	–	–	–	–	159
Loss before taxation							(14,518)
Taxation							(835)
Loss after taxation							(15,353)
Minority interests							579
Loss attributable to shareholders							(14,774)

2002

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover							
External sales	102,867	49,420	114,367	29,541	–	–	296,195
Inter-segment sales	2,096	6,427	–	–	–	(8,523)	–
Total turnover	104,963	55,847	114,367	29,541	–	(8,523)	296,195
Inter-segment sales are charged at prevailing market rates.							
Results							
Segment results	8,118	593	3,071	(2,597)	2,500	(396)	11,289
Unallocated corporate expenses							(5,513)
Profit from operations							5,776
Finance costs							(6,653)
Investment income							59
Gain on disposal of an associate	10,641	–	–	–	–	–	10,641
Share of results of associates	3,027	651	–	–	–	–	3,678
Profit before taxation							13,501
Taxation							(1,267)
Profit after taxation							12,234
Minority interests							(400)
Profit attributable to shareholders							11,834

Geographical segments

	Sales revenue by geographical market 2003 HK$'000	2002 HK$'000	Contribution to operating results 2003 HK$'000	2002 HK$'000
Hong Kong	189,313	227,118	(7,167)	9,048
Singapore	25,366	26,398	52	416
Malaysia	13,555	8,478	680	325
PRC	25,167	14,624	5,274	772
Macau	10,282	18,980	206	712
Others	3,678	597	289	16
	267,361	296,195	(666)	11,289
Unallocated corporate expenses			(747)	(5,513)
(Loss) profit from operations			(1,413)	5,776

3. **(Loss) profit from operations**

(Loss) profit from operations has been arrived at after charging:

	Six months ended June 30 2003 HK$'000	2002 HK$'000
Depreciation of:		
Owned assets	3,941	3,811
Assets held under finance leases	–	90

4. **Taxation**

	Six months ended June 30 2003 HK$'000	2002 HK$'000
The charge comprises:		
Tax for the period:		
Hong Kong Profits Tax	–	–
Overseas income tax	16	22
	16	22
Deferred tax:		
Current period	–	294
Change in tax rate	819	–
Taxation attributable to the Company and its subsidiaries	835	316
Share of taxation attributable to associates	–	951
	835	1,267

No provision of Hong Kong Profits Tax has been provided for both periods as the Group did not derive any assessable profits.

82-3990

5. (Loss) earnings per share

The calculation of the basic (loss) earnings per share is based on the loss attributable to shareholders of HK$14,774,000 (2002: profit of HK$11,834,000) and on the weighted average number of 852,367,051 (2002: 485,683,607) ordinary shares in issue during the period. The weighted average number of ordinary shares for the purposes of basic (loss) earnings per share has been adjusted for the bonus issue during the period (2002: has been adjusted for the share consolidation and bonus issue approved on September 18, 2002 and the bonus issue during the period).

No diluted (loss) earnings per share has been presented because the exercise price of the Company's outstanding share options was higher than the average market price for share for both periods.

INTERIM DIVIDEND

The Directors have resolved not to declare the payment of an interim dividend (2002: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results

Group turnover at HK$267.4 million, was HK$28.8 million (-9.7%) down on the same period last year. Two key factors adversely affected the businesses in Hong Kong. Firstly, the serious panic brought about by the outbreak of the Severe Acute Respiratory Syndrome ("SARS") epidemic, significantly disrupted the markets. And secondly, the market in Hong Kong for the sale of passenger motor vehicles was also badly affected by the very high increases in the First Registration Tax ("FRT") introduced in the Budget on March 5, 2003. This announcement, overnight, caused motor sales to plummet. Any sales which were subsequently achieved were at little or no profit and were made at special pricing in order to quickly reduce inventories. The products sold by the Group are at the upper range of the premium and luxury vehicle sector and attract the highest rates of FRT which were proposed to increase from a flat rate of 60% to a progressive rate up to 150%. In the event, intense lobbying by the motor trade and many political, economic and market groups, as well as the Hong Kong customers, caused the Hong Kong Government to reduce the rate of tax increases and this was done in June 2003. Between early March to the end of June, the market for sales of new vehicles at proper pricing was almost non-existent.

Gross profits fell by HK$14.3 million (-19.8%) to HK$58.2 million compared with the first six months of last year. Gross margins were reduced to 21.8% (2002: 24.5%) largely as a result of pricing power being drained from the market by the combined effect of SARS and FRT and which domestic market was already seriously weak and price competitive.

Both distribution costs and general administrative expenses were below the comparative costs for the same period last year, showing a saving of 3.5% or HK$2.6 million.

The Group recorded a loss on disposal of investment properties, sold in the mainland China, in the period of HK$8.5 million. These were three separate small investment properties which were sold to a local property developer for redevelopment purposes at values well below book value. It was envisaged at the end of the last financial year, that some small marginal properties may have to be sold below book value and for that reason a general provision of HK$5 million was made. It was deemed appropriate, therefore, to write-back the provision to partially cushion the loss realized in the period, and the net loss effect in the results was HK$3.5 million in this period.

The results from the one remaining mainland China joint-venture business, being a domestic appliance manufacturing and marketing business, were significantly below last year. Also the first half of 2002 included contributions from a second manufacturing joint-venture company, which was sold in June 2002, and therefore there were no such profit contributions this year. For both reasons, the share of profits from associates fell by HK$3.5 million.

The combined effect of the three major factors of (a) the market disruption and gross margin impact of the SARS epidemic and the FRT hiatus; (b) the loss on disposal of small properties; and (c) the reduction in profit contributed by associated companies not controlled by the Group, caused an attributable loss for the period of HK$14.8 million to be recorded (2002: HK$11.8 million profit).

Cash flow, liquidity and financial resources

At June 30, 2003 cash and bank balances amounted to HK$12.6 million (December 31, 2002: HK$14.4 million) and total borrowings were HK$254.7 million (December 31, 2002: HK$228.2 million). At the end of the reporting period, the Group's total net debt gearing was 75.4 per cent (December 31, 2002: 63.5 per cent) based on shareholders' equity of HK$321.2 million (December 31, 2002: HK$336.6 million).

At June 30, 2003 the Group had trade finance and revolving loan facilities amounting to HK$169.1 million (December 31, 2002: HK$166.2 million) of which HK$137.4 million had been drawn and was outstanding.

An integral part of the Group's risk management policy, is to hedge foreign currency transactions to eliminate adverse currency movements on indent sales, in the normal course of the business. At June 30, 2003 the total outstanding foreign exchange contracts purchased with banks amounted to HK$15 million (December 31, 2002: HK$44 million).

The Group had total banking facilities amounting to HK$178.4 million at June 30, 2003 (December 31, 2002: HK$177.1 million) largely based on Hong Kong best lending rates and mainly secured by assets of the Group. There is no material change in value of assets pledged since the last annual reporting date. The Group had no contingent liabilities at June 30, 2003 (December 31, 2002: nil).

BUSINESS REVIEW

Air-conditioning products

Total sales to third-party customers for the six months amounted to HK$66.9 million which was a 35% reduction on sales recorded in the same period last year. Sales for home air-conditioning products were badly hit by SARS which occurred during the peak trading months of the season for such products. Gross margins were still satisfactory although they were approximately 1.5% of sales lower than last year. In the continuing weak market with the residential sector being badly affected by SARS this year and given competitive product pricing pressure, the Group did well to maintain overall profitability from the business. The commercial product sector has maintained a steady position in Hong Kong, although business has significantly declined in the mainland China market due to severe local competition. The Group has been increasing its marketing and distribution efforts in this key market.

The product sector is competitive, but the Group's marketing activity has strengthened and in an improving market environment, the second half sales are expected to be increased over those achieved last year.

Audio-visual and other electrical products

Total sales in the six months increased by 11.6% to HK$55.1 million, over the same period last year. Despite a weak domestic market in Hong Kong, an increased range of product offerings and excellent car product sales in Hong Kong, Singapore and Malaysia, provided the increased business. Despite continued and ever-present price competition gross margins were maintained and the overall results of the business

New products continue to be introduced (e.g., car audio and video products; plasma TV's and home theatre systems etc) and with increased sales efforts in new export markets; with increased market penetration in existing markets; and given rising car sales in PRC and greater OEM business being done in Singapore, then the prospects for sales for the second half of this year are to at least be at the same level of those of the previous year.

Direct marketing

The business involves direct retailing in consumer electronic and electrical products, in the Hong Kong market under the "Mega Warehouse" branded outlets.

Sales to customers in the first six months this year were HK$33.9 million which showed a 14.6% increase over the same period last year. Obviously, the advent of the SARS epidemic seriously affected the Hong Kong retail sector, however, the Group was able to offer very competitive products available in an increased number of outlets which traded for the full half-year over those available last year, and therefore total revenues increased. The business still has not reached a level of volume which will enable profit to be earned but a programme of steady growth in outlets; improved merchandising; increased ranges of innovative value-for-money products; and increasing brand awareness activities to promote consumer loyalty; will all work towards achievement of that objective.

Car and car accessories

The business is the importing, marketing, sales and parts supply and after-sales servicing of the "Ferrari" and "Maserati" vehicle franchises. The Group is the sole distributor for these two unique premier sports marques in Hong Kong, Macau and mainland China.

Turnover for the first half year was HK$111.4 million which was a decline of HK$2.9 million (-2.6%) on the same period last year. The first six months was particularly taxing because of the hiatus and disruption to the luxury car market caused by the large increase proposed to the top rate of 150% in First Registration Tax announced in the budget in early March. The market for luxury car sales virtually came to a complete stop. Any cars that were sold were done so with special pricing at no-profit in order to reduce inventories and turn cash flow in the business. Fortunately, the lobbying by the Company together with interested parties was successful in reducing the penal rates of tax increases which were proposed tax rates applicable to the luxury sector still increased from a flat rate of 60% to a progressive rate to 100%, but customers can more readily accept these increases in difficult economic conditions. Since the new rates were confirmed in June, the market has returned to near normality and sales in the second half year are projected to increase substantially. Both sales and profits are forecast to recover strongly and be well ahead of last year. Plans are being advanced for a further exciting development of the China market and with exciting new models expected from both Maserati and Ferrari in the course of the next six to twelve months, it is expected that this business will show excellent growth in the coming years.

HUMAN RESOURCES

As of June 30, 2003, the Group employed 374 people (2002: 344), excluding employees of the associated company. The Board is extremely pleased to record its appreciation of its employees.

POST INTERIM BALANCE SHEET EVENT

In the special general meeting on September 1, 2003, the Company passed resolutions for approving the rights issue of shares at HK$0.10 per rights share on the basis of two rights shares for every five existing shares held on September 1, 2003 ("Rights Issue") with bonus shares issued on the basis of three bonus shares for every fully paid rights share ("Bonus Shares Issue"). The Directors consider that the Rights Issue provides an opportunity for the Group to raise funds to improve its financial position and capability to develop its franchise and distribution businesses. The proceeds of the Rights Issue will enhance the working capital and the net asset position of the Company as a whole and improve the financial gearing of the Company.

The Company had received 155 valid acceptances for 320,622,377 Rights Shares provisionally alotted under the Rights Issue and 141 valid excess applications for 521,171,807 Rights Shares, amounting to 841,794,184 Rights Shares in aggregate (representing approximately 246.89% of the total number of Rights Shares available for subscription under the Rights Issue). Accordingly, the Rights Issue was over-subscribed by approximately 146.89%. On September 23, 2003, pursuant to the Rights Issue with Bonus Shares Issue, the Company issued 1,363,787,280 new shares of HK$0.10 each.

PROSPECTS

For special reasons of the outbreak of SARS; the continued economic malaise affecting the domestic market of Hong Kong; and the further hit on the domestic automobile market by the high FRT; the trading of the Group's businesses have all uniformly been adversely affected. As a consequence, a trading and attributable loss was recorded. However, there are signs of improved trading conditions in the second half. The stimulus of the CEPA arrangement and the increased number of visitors from mainland China due to relaxation of rules governing such visits, is greatly improving prospects. Excluding any non-recurrent items, it is expected that the second six months will provide the Group with profitable operations and improved results over the second half last year. Whilst the whole year may not be profitable, after allowing for small non-recurrent losses, it is expected that the Group will be able to plan for improved and increased revenues and much improved results, given the improved economic outlook for the regional domestic economies.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six months ended June 30, 2003, the Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities.

CORPORATE GOVERNANCE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not during the six months ended June 30, 2003, in compliance with the Code of Best Practice as set-out in Appendix 14 of the Listing Rules except in relation to guideline 7; as non-executive directors of the Company are appointed for a term expiring upon their retirement by rotation as required by the Company's Bye-Laws.

AUDIT COMMITTEE

The Audit Committee has reviewed with directors the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters related to the preparation of the unaudited condensed financial statements for the six months ended June 30, 2003. The Audit Committee was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong. The Interim Results have not been audited.

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board of Directors
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, September 24, 2003



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

二零零三年中期業績(未經審核)

和記行(集團)有限公司為一間控股公司，其主要附屬公司散於亞洲地區，包括中華人民共和國(中國)、香港、澳門、新加坡及馬來西亞，為客戶提供優質品牌產品之進口、市場推廣、分銷及售後服務。其主要產品包括空調產品、家居電器產品、包括汽車音響之影音電器產品；汽車及汽車配件及其他電子產品。

業績

和記行(集團)有限公司(「本公司」)之董事宣佈本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核綜合業績如下：

	附註	未經審核 截至六月三十日止六個月 二零零三年 港幣千元	二零零二年 (重列) 港幣千元
營業額	2	267,361	296,195
銷售成本		(209,153)	(223,661)
毛利		58,208	72,534
其他經營收入		7,341	7,825
分銷費用		(27,032)	(28,272)
行政費用		(44,930)	(46,311)
持作出售物業之重估盈餘		5,000	–
經營(虧損)盈利	3	(1,413)	5,776
財務費用		(5,272)	(6,653)
投資收益		534	59
出售一間聯營公司之盈利		–	10,641
出售投資物業虧損		(8,526)	–
應佔聯營公司業績		159	3,678
除稅前(虧損)盈利		(14,518)	13,501
稅項	4	(835)	(1,267)
除稅後(虧損)盈利		(15,353)	12,234
少數股東權益		579	(400)
股東應佔(虧損)盈利		(14,774)	11,834
每股(虧損)盈利 — 基本	5	(1.73仙)	2.44仙

附註：

1. 主要會計政策

此未經審核簡明綜合中期財務報表乃根據香港會計師公會(「香港會計師公會」)頒佈的會計實務準則(「會計實務準則」)第25號「中期財務報告」而編製。

簡明中期財務報表應與二零零二年全年財務報表一併閱讀。

本集團除因採納由香港會計師公會頒佈之會計實務準則第12號(經修訂)「所得稅」之外(此會計實務準則於二零零三年一月一日或之後開始之會計期間生效)，採用之會計政策與本集團截至二零零二年十二月三十一日止年度之財務報表所採用者相同。

因採納會計實務準則第12號(經修訂)對本集團會計政策所產生之主要改變如下：

遞延稅項乃採用負債法，就資產／(負債)之稅基與於財務報表內資產／(負債)之賬面值之暫時性差異作出全數撥備。於結算日已頒布或在相當程度上已頒布之稅率乃用作釐定遞延稅項。

除非暫時性差異項期能抵銷未來應課稅盈利，遞延稅項資產不會予以確認。

2. 地區分類

	地區分類之銷售收益 二零零三年 港幣千元	二零零二年 港幣千元	對經營業績之貢獻 二零零三年 港幣千元	二零零二年 港幣千元
香港	189,313	227,118	(7,167)	9,048
新加坡	25,366	26,398	52	416
馬來西亞	13,555	8,478	680	325
中國	25,167	14,624	5,274	772
澳門	10,282	18,980	206	712
其他	3,678	597	289	16
	267,361	296,195	(666)	11,289
未分配之公司支出			(747)	(5,513)
經營(虧損)盈利			(1,413)	5,776

3. 經營(虧損)盈利

經營(虧損)盈利已扣除：

	截至六月三十日止六個月 二零零三年 港幣千元	二零零二年 港幣千元
折舊：		
自置資產	3,941	3,811
融資租賃資產	–	90

4. 稅項

	截至六月三十日止六個月 二零零三年 港幣千元	二零零二年 港幣千元
支出包括：		
本期間稅項：		
香港利得稅	–	–
海外所得稅	16	22
	16	22
遞延稅項：		
本期	–	294
稅率調整	819	–
本公司及其附屬公司應佔稅項	835	316
應佔聯營公司稅項	–	951
	835	1,267

由於兩個期間本集團均無任何應課稅盈利，故無香港利得稅撥備。

海外稅項乃按有關司法權區適用之稅率計算。

5. 每股(虧損)盈利

每股基本(虧損)盈利之計算方法，乃根據股東應佔虧損港幣14,774,000元(二零零二年：盈利港幣11,834,000元)及期內已發行普通股之加權平均數852,367,051股普通股(二零零二年：485,683,607股普通股)計算。為計算每股基本(虧損)盈利，普通股加權平均數已就期內之紅股發行予以調整(二零零二年：已就二零零二年九月十八日批准之股份合併及紅股發行以及期內之紅股發行予以調整)。

業務回顧

空調產品

本年度六個月，銷售予第三者客戶之總金額為港幣66,900,000元，較去年同期錄得之銷售額減少35%。爆發非典型肺炎之時正值家庭空調產品之銷售旺季，因此該等產品之銷售額受到嚴重打擊。儘管毛利率較去年下跌約1.5%，惟仍然令人滿意。本年度家用業務受非典型肺炎嚴重影響，加上競爭產品價格受壓，市場持續疲弱，本集團在維持業務之整體盈利能力方面之表現已算理想。儘管中國內地市場因當地競爭激烈以致業績驟降，惟香港商用產品業務之狀況仍維持穩定。本集團在該主要業務方面一直不斷加強其市場推廣及分銷方面之努力。

儘管產品業務競爭激烈，惟本團已加強市場推廣活動。市場環境正逐步改善，預期下半年銷售額之升幅將更勝去年。

影音及其他電器產品

本年度六個月，總銷售額較去年同期上升11.6%至港幣55,100,000元。儘管香港本地市場疲弱，惟在香港、新加坡及馬來西亞推出更多產品系列，以致汽車產品銷售非常理想，均令業務有所上升。儘管價格競爭持續並經常存在，惟毛利率仍得以保持，業務整體業績與去年同期相約，令人滿意。

本集團繼續推出新產品(例如汽車影音產品；等離子電視及家庭影院系統等)；加強在新出口市場之銷售工作；提升在現有市場之市場滲透率；在中國汽車銷售額不斷上升之情況下，擴大在新加坡之原設備製造業務，預期本年度下半年之銷售額至少達與去年相約之水平。

直銷

該業務包括在香港以「買家倉」命名的連鎖零售店直接出售消費電子及電器產品予大眾顧客。

在本年度首六個月的銷售額為港幣33,900,000元，較去年同期上升14.6%。非典型肺炎疫症的出現顯然對本港零售業造成嚴重影響，然而本集團可藉更多新設的門市提供極具競爭力的產品，與去年比較，該等新設的門市已營業整整半年時間，因而使整體收益上升。有關業務仍未達致賺取盈利水平，有關穩定增長門市數目、改良採購方式、增加創新及物有所值產品種類、以及舉辦更多提高品牌知名度活動以強化客戶忠誠度等計劃，均致力達致上述轉虧為盈的目標。

汽車及汽車配件

該業務指「法拉利」及「瑪莎拉蒂」兩個專營汽車品牌的進口、推廣、銷售、零件供應及售後服務。本集團是上述兩個譽滿全球的名貴跑車在香港、澳門及中國大陸的獨家總代理。

上半年的營業額為港幣111,400,000元，較去年同期下跌港幣2,900,000元(-2.6%)。首六個月情況尤其艱難，原因為於三月初的預算案公佈建議大幅增加首次登記稅，最高稅率達150%，使名貴房車市場停滯不前。銷售名貴房車市場實際上完全陷於停頓。任何銷售的車輛均以無賺取盈利的優惠價格出售，以降低存貨並為業務帶來現金流量。幸而在本公司連同業界人士的遊說之下，成功降低名貴汽車建議適用的稅率，但仍由統一稅率60%增至累進稅率100%，惟客戶在經濟不景氣的情況下願意接受有關增幅。由於新稅率於六月實施，市況已回復至接近正常水平，而預計

遞延稅項乃採用負債法就資產／(負債)之稅基與於財務報表內資產／(負債)之賬面值之暫時性差異作出全數撥備。於結算日已頒布或在相當程度上已頒布之稅率及用作釐定遞延稅項。

除非暫時性差異預期能抵銷未來應課稅盈利，遞延稅項資產不會予以確認。

遞延稅項乃按投資附屬公司及聯營公司所產生之暫時性差異作出撥備，但假若母公司有能力控制暫時性差異撥回之時間，以及有關暫時性差異很可能不會在可見將來撥回則除外。

於過往年度，遞延稅項乃就應課稅盈利及會計盈利兩者之間之時差按現行稅率計算(以預期在可見將來須支付或可退回負債或資產為限)。

會計政策之變更已追溯至往年度，故比較數字已重列，以配合已更改之政策。於二零零二年及二零零三年一月一日之權益期初結餘分別減少港幣8,440,000元及港幣8,734,000元，此乃未撥備遞延稅項負債。有關去年相應期間稅項支出亦已增加港幣294,000元。

2. 業務及地區分類

營業額指扣除於期內之退貨及貿易折扣後已出售貨品之發票淨值以及維修服務收入。於期內，本集團按業務及地區分類之未經審核收益及業績分析如下：

業務分類

二零零三年

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	抵銷	綜合賬目
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額							
外部銷售收益	66,929	55,140	111,435	33,857	–	–	267,361
業務之間銷售收益	981	6,778	–	151	–	(7,910)	–
營業總額	67,910	61,918	111,435	34,008	–	(7,910)	267,361

業務之間銷售收益以當時市場價格入賬。

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	抵銷	綜合賬目
業績							
分類業績	(81)	601	(5,103)	(3,572)	7,489	–	(666)
未分配之公司支出							(747)
經營虧損							(1,413)
財務費用							(5,272)
投資收益							534
出售投資物業虧損							(8,526)
應佔一間聯營公司業績	–	159	–	–	–	–	159
除稅前虧損							(14,518)
稅項							(835)
除稅後虧損							(15,353)
少數股東權益							579
股東應佔虧損							(14,774)

二零零二年

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	抵銷	綜合賬目
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額							
外部銷售收益	102,867	49,420	114,367	29,541	–	–	296,195
業務之間銷售收益	2,096	6,427	–	–	–	(8,523)	–
營業總額	104,963	55,847	114,367	29,541	–	(8,523)	296,195

業務之間銷售收益以當時市場價格入賬。

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	抵銷	綜合賬目
業績							
分類業績	8,118	593	3,071	(2,597)	2,500	(396)	11,289
未分配之公司支出							(5,513)
經營盈利							5,776
財務費用							(6,653)
投資收益							59
出售一間聯營公司之盈利	10,641	–	–	–	–	–	10,641
應佔聯營公司業績	3,027	651	–	–	–	–	3,678
除稅前盈利							13,501
稅項							(1,267)
除稅後盈利							12,234
少數股東權益							(400)
股東應佔盈利							11,834

元(二零零二年：盈利港幣11,834,000元)及期內已發行普通股之加權平均數852,367,051股普通股(二零零二年：485,683,607股普通股)計算。為計算每股基本(虧損)盈利，普通股加權平均數已就期內之紅股發行予以調整(二零零二年：已就二零零二年九月十八日批准之股份合併及紅股發行以及期內之紅股發行予以調整)。

由於本公司之未行使優先認股權之行使價高於兩個期間之股份平均市價，故並無呈列每股攤薄(虧損)盈利。

中期股息

董事議決不宣派中期股息(二零零二年：無)。

管理層討論及經營業績及財務狀況分析

業績

本集團之營業額為港幣267,400,000元，較去年同期下跌港幣28,800,000元(-9.7%)。兩項關鍵因素對香港之業務構成負面影響。首先，嚴重急性呼吸系統綜合症(「非典型肺炎」)疫症爆發嚴重擾亂市況。其次，香港銷售載客汽車市場亦受於二零零三年三月五日公佈之預算案增加首次登記稅而嚴重受影響。該項公佈在一夜間已導致汽車銷量驟然下降。隨後之銷售額僅獲微利或甚至無法獲得利潤，若干則以優惠價格傾銷，務求盡快將存貨減少。本集團所銷售之產品均為高價產品，所售賣之名貴房車將須繳交最高稅率之首次登記稅，有關稅率建議由統一稅率60%增至累進稅率150%。結果，在汽車業及多個政治、經濟及市場團體及香港客戶頻密遊說之下，港府於二零零三年六月削減稅率加幅。但由三月初至六月底期間，能以合理價格銷售新車之市況幾乎已不存在。

毛利較去年首六個月減少港幣14,300,000元(-19.8%)至港幣58,200,000元。毛利率減至21.8%(二零零二年：24.5%)，主要由於非典型肺炎及首次登記稅兩者之影響，加上本已十分蕭條且價格競爭激烈之市場，使代理商之訂價能力大減。

分銷費用及行政費較去年同期之比較費用為低，期內錄得節省3.5%或港幣2,600,000元。

本集團在期內出售中國大陸投資物業錄得虧損港幣8,500,000元。該三項個別小型投資物業乃以低於賬面值之價值售予一家當地地產發展機關，作重建用途。在上一個財政年度底，已預計將有若干小型邊際物業可能會以低於賬面值之價格出售，因而作出港幣5,000,000元之撥備。故此，於期間內將撥備撥回以在一定程度緩衝變現虧損，以及在本期業績內出現相關之虧損淨額港幣3,500,000元乃視為適當。

餘下一項中國合營企業業務，即本地電器之製造及市場推廣業務之業績遠差於去年。此外，由於二零零二年上半年計入已於二零零二年六月出售之另一間製造合營企業公司之收益，故此該合營公司在本年度並無任何盈利貢獻。由於上述兩個原因，應佔聯營公司盈利下降港幣3,500,000元。

三項主要因素包括：(a)非典型肺炎疫症及增加首次登記稅對市場造成沖擊及影響本集團毛利率；(b)出售小規模物業之虧損；及(c)並非由本集團控制之聯營公司貢獻盈利減少，所帶來之綜合影響，導致期內錄得應佔虧損港幣14,800,000元(二零零二年盈利：港幣11,800,000元)。

現金流量、流動資金及財務資源

於二零零三年六月三十日，現金及銀行結存為港幣12,600,000元(二零零二年十二月三十一日：港幣14,400,000元)，借貸總額為港幣254,700,000元(二零零二年十二月三十一日：港幣228,200,000元)。於本報告期末，以股東權益港幣321,200,000元(二零零二年十二月三十一日：港幣336,600,000元)計算，本集團之負債總淨值比率為75.4%(二零零二年十二月三十一日：63.5%)。

於二零零三年六月三十日，本集團之貿易融資及循環信貸為港幣169,100,000元(二零零二年十二月三十一日：港幣166,200,000元)，其中港幣137,400,000元已獲提取及尚未償還。

在外匯風險管理方面，本集團採用外幣對沖方式，以消除在日常業務過程之銷售交易因外匯變動而帶來之不利影響。於二零零三年六月三十日，未到期履約之銀行期匯合約總額為港幣15,000,000元(二零零二年十二月三十一日：港幣44,000,000元)。

於二零零三年六月三十日，本集團之銀行信貸總額為港幣178,400,000元(二零零二年十二月三十一日：港幣177,100,000元)，大部分以港元最優惠借貸利率為基礎計息，並主要以本集團資產作抵押。自上年度結算日以來，已抵押資產值並無重大變動。於二零零三年六月三十日，本集團並無或然負債(二零零二年十二月三十一日：無)。

銷售的車輛均以無賺取盈利的優惠價格出售，以降低存貨並為業務帶來現金流量。幸而在本公司連同業界人士的遊說之下，成功降低名貴汽車建議適用的稅率，但仍由統一稅率60%增至累進稅率100%，惟客戶在經濟不景氣的情況下願意接受有關增幅。由於新稅率於六月實施，市況已回復至接近正常水平，而預計下半年的銷售額會大幅上升。銷售額及盈利預計會迅速恢復並超越去年水平。本公司將進行計劃，進一步發展國內市場，預計「法拉利」及「瑪莎拉蒂」在未來六至十二個月內將推出矚目的新型號，我們預期此項業務在未來數年將有突出的增長。

人力資源

於二零零三年六月三十日，本集團聘用374名員工(二零零二年：344名)－不包括聯營公司僱員。董事會對其員工表示極度讚賞。

結算日後事項

於二零零三年九月一日舉行之股東特別大會上，本公司通過決議案，批准於二零零三年九月一日持有每五股現有股份的股東，獲配發兩股供股股份之基準，按每股供股股份港幣0.10元之價格進行供股(「供股」)，並按每股繳足供股股份，獲配發三股紅股之基準發行紅股(「紅股」)。董事認為，供股為本集團提供機會籌集資金改善其財政狀況，並可支持發展其專利及分銷業務。供股所得款項將提高營運資金及鞏固本公司整體之資產淨值狀況，以及改善本公司之財務負債水平。

本公司已收到155份根據供股發行暫定配發320,622,377股供股股份之有效接納書，以及141份額外認購521,171,807股供股股份之有效申請，合共841,794,184股供股股份(佔根據供股發行可供認購之供股股份總數約246.89%)。因此，供股獲超額認購約146.89%。於二零零三年九月二十三日，根據供股連紅股發行，本公司已發行1,363,787,280股每股面值港幣0.10元之新股。

展望

鑒於期內非典型肺炎爆發之特別災害、令經濟低迷影響香港本地市況、以及突然打擊汽車業的首次登記稅，本集團的業務全面受到嚴重影響。故此，期內本公司錄得經營及應佔虧損。然而，有跡象顯示經營狀況將於下半年好轉。更緊密經貿關係安排及中國大陸放寬自由行政策，訪港旅客數目增多，大大改善業務前景。在不計入任何非經常項目的情況下，預期未來六個月本集團業務將能提供盈利，表現將較去年下半年更勝一籌。儘管整個年度內於現階段可能不會達致利潤，但於扣除少數非經常虧損後，鑑於地區性本土經濟的前景改善，預期本集團將能改善及增加收入，以及創出更佳業績。

證券之購買、出售或贖回

於截至二零零三年六月三十日止六個月，本公司及其附屬公司在期內並無購入、出售或贖回本公司任何證券。

公司管治

本公司各董事概無獲悉任何資料足以合理地顯示本公司於二零零三年六月三十日止六個月不遵守上市規則附錄14所載之最佳應用守則，惟獨有關第7條指引則除外。按本公司細則所規定，本公司非執行董事之任期於輪值告退後屆滿。

審核委員會

審核委員會與董事已審閱本集團採納之會計原則及守則，並討論有關編製截至二零零三年六月三十日止六個月之未審核簡明財務報表之內部監控及財務報告事宜。審核委員會對本集團之會計政策乃符合香港現時業內之最佳常規表示滿意。本中期業績乃未經審核。

公佈進一步資料

上市規則附錄16第46(1)至46(6)段規定之所有資料將於適當時候在聯交所網站頁公佈。

承董事會命
執行主席兼行政總裁
李文輝

香港，二零零三年九月二十四日

* 僅供識別

Companies Registry
公司註冊處

82-3990

Change of Address of an Oversea Company
海外公司地址更改通知書

Company Number 公司編號

F 5056

1 Company Name 公司名稱

Wo Kee Hong (Holdings) Limited

2 Country of Incorporation 成立為法團所在國家

Bermuda

3 New Principal Place of Business in Hong Kong 在香港的新主要營業地址

N/A

4 Offices in Place of Incorporation 在成立為法團所在地的辦事處

(a) New Registered Office (or its equivalent) 新註冊辦事處（或同等辦事處）

Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) New Principal Place of Business 新主要營業地址

N/A

Signed 簽名：

(Name 姓名)：(Phyllis Sum Yu NG) Date 日期： 2 October 2003

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories

Attn.: The Company Secretary

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

02/10/2003	00508663
CR No. :	F-005056-
Sh. Form :	F2
13	$20.00
TOTAL(CSH)	$20.00

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of an Executive Board Meeting of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 29 September 2003

Present : Mr. Richard Man Fai LEE

Mr. Sammy Chi Chung SUEN

Mr. Jeff Man Bun LEE

1. Chairman

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. Quorum

The necessary quorum of the Meeting was present.

3. Change of Registered Office

It was reported that, due to the fact that the Company's service agent, A. S. & K. Services Ltd. would be moving their office from Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda to Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda with effect from 1 October 2003 and, accordingly, the Registered Office of the Company will have to change to the new address.

It was RESOLVED that, with effect from 1 October 2003, the Registered Office of the Company be changed to Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda, and that the Resident Representative be authorised to file with the Registrar of Companies the Form 13 (Notice of Address of Registered Office).

4. Termination

There being no further business, the Chairman declared the Meeting closed.

Chairman



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSED RIGHTS ISSUE ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY FIVE EXISTING SHARES HELD WITH BONUS SHARES TO BE ISSUED ON THE BASIS OF THREE BONUS SHARES FOR EVERY FULLY PAID RIGHTS SHARE

Financial Adviser to WO KEE HONG (HOLDINGS) LIMITED



Kingsway Capital Limited

The Company proposes to raise approximately HK$34.1 million before expenses (assuming the outstanding Share Options are not exercised on or before the Record Date) to approximately HK$37.2 million before expenses (assuming full exercise of the subscription rights attached to the outstanding Share Options by the Share Option holders other than the Directors) by way of a rights issue of not less than 340,946,820 Rights Shares and not more than 371,777,008 Rights Shares at the Issue Price of HK$0.10 each. The Company will provisionally allot 2 Rights Shares, in nil-paid form for every 5 existing Shares held by the Qualifying Shareholders on the Record Date, and will issue Bonus Shares on the basis of 3 Bonus Shares for every 1 fully paid Rights Share. The Rights Issue is not available to the Non-Qualifying Shareholders.

The estimated net proceeds of the Rights Issue of approximately HK$32.0 million will be used (i) as to approximately HK$15.1 million to repay the outstanding amounts on loan advanced from a Director; (ii) as to approximately HK$4.6 million to repay part of the outstanding amounts on loan advanced from Fisherman Enterprises Inc., a company wholly owned by a Director; (iii) as to approximately HK$5.0 million to repay part of the bank overdrafts of the Group; and (iv) as to approximately HK$7.3 million as additional working capital to the Group.

The Controlling Shareholders together with their respective associates are currently interested in 493,427,762 Shares, representing approximately 57.89% of the issued share capital of the Company and have irrevocably undertaken to take up their provisional entitlements under the Rights Issue for an aggregate of 197,371,104 Rights Shares. Mr. Sammy Chi Chung Suen, an executive Director, is interested in 181,500 Shares, representing approximately 0.02% of the issued share capital of the Company has also irrevocably undertaken to take up his provisional allotment of 72,600 Rights Shares. Pursuant to the Underwriting Agreement, the balance of not less than 143,503,116 Rights Shares are fully underwritten by the Underwriters (Modern Orbit and Kingsway SW Securities Limited) on several basis in the proportion of 65.16% and 34.84% of the total unsubscribed Rights Shares respectively.

The Rights Issue is conditional, inter alia, upon the approval by the Independent Shareholders of the Rights Issue and the Bonus Shares Issue at the SGM and other conditions as set out below under the section headed "Conditions of the Rights Issue" in this announcement.

The last day of dealings in the Shares on a cum-rights basis is expected to be Friday, 22 August 2003. Shares are expected to be dealt in on an ex-rights basis from Monday, 25 August 2003. To qualify for the Rights Issue, any transfer of Shares (with the relevant share certificates) must be lodged for registration by 4:00 p.m. on Tuesday, 26 August 2003.

WARNING OF THE RISKS OF DEALING IN SHARES AND RIGHTS SHARES

Existing Shares is expected to be dealt in on an ex-rights basis from Monday, 25 August 2003. Dealings in the Rights Shares in their nil-paid form is expected to take place from Wednesday, 3 September 2003 to Thursday, 11 September 2003 (both dates inclusive). If the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

It should be noted that the Underwriting Agreement contains provisions granting the Underwriters the right to terminate their obligations upon the occurrence of certain force majeure events. Please refer to the paragraph headed "Termination of the Underwriting Agreement" for further details.

Any Shareholders or other persons contemplating selling or purchasing the Shares and/or the Rights Shares in their nil-paid form during the period in which they may be traded on the Stock Exchange, which is expected to be from Wednesday, 3 September 2003 to Thursday, 11 September 2003 (both dates inclusive), who are in any doubt about their position are recommended to consult their professional advisers. Any Shareholders or other persons dealing in the Shares up to the date on which all the conditions to which the Rights Issue is subject are fulfilled and any persons dealing in the nil-paid Rights Shares during the period in which they may be traded on the Stock Exchange will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

Under the Listing Rules, Independent Shareholders' approval will be required for the Rights Issue including the issue of the Bonus Shares with the fully paid Rights Shares. In addition, the Controlling Shareholders will abstain from voting on the resolution to approve the Rights Issue at the SGM. An Independent Board Committee will be formed to advise the Independent Shareholders on whether or not the Rights Issue and the Bonus Shares Issue are in the interests of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. An independent financial adviser will be appointed to advise the Independent Board Committee in this regard.

A circular containing, inter alia, details of the Rights Issue, the Bonus Shares Issue, the letter from the board of Directors, the recommendation of the independent financial adviser, and the notice for the SGM will be despatched to the Shareholders as soon as practicable.

Although the loan advanced from a Director is a connected transaction, as the Company is of the view that such transaction is granted on normal commercial terms (or better) which falls within the exemption of the Listing Rules and therefore has not put forward the transaction for any independent shareholders' vote. As the Stock Exchange has not been notified of this connected transaction at the time of its agreement, the Stock Exchange will review the terms of such loan to consider whether the transaction is indeed granted on normal commercial terms (or better) and whether the Company has complied with the requirements under the Listing Rules. Further announcement might be made with regard to this issue if situation warrants.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on Monday, 21 July 2003 pending release of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on Friday, 25 July 2003.

THE RIGHTS ISSUE

Issue statistics

Basis of the Rights Issue	:	2 Rights Shares for every 5 existing Shares held on the Record Date, issued with 3 Bonus Shares for every 1 fully paid Rights Share
Number of Shares in issue	:	852,367,051 Shares as at the date of this announcement
Number of Rights Shares	:	not less than 340,946,820 Rights Shares
Subscription price for Rights Shares	:	HK$0.10 per Rights Share
Number of Bonus Shares	:	on the basis of 3 Bonus Shares for every 1 fully paid Rights Share, not less than 1,022,840,460 Shares

Note: As at the date of this announcement, there are outstanding Share Options to subscribe for an aggregate of 171,676,201 Shares. ... Mr. Richard Man Fai Lee, Ms. Siew Yit Hoh, Mr. Jeff Man Bun Lee, Ms. Kam

(iii) a discount of about 39.02 % to the theoretical ex-rights price of approximately HK$0.041 per Share based on the closing price of HK$0.067 per Share on the Last Trading Day; and

(iv) a discount of about 93.83% to the net asset value per share of HK$0.405 (based on the Company's audited consolidated net asset value of approximately HK$345,368,000 as at 31 December 2002).

The subscription price was determined after arm's length negotiations between the Company and the Underwriters. The Directors consider the terms of the Rights Issue to be fair and reasonable and in the best interests of the Company and the Shareholders.

Basis of provisional allotment

2 Rights Shares for every 5 existing Shares held by a Qualifying Shareholder on the Record Date.

Status of the Rights Shares and the Bonus Shares

The Rights Shares (when issued and fully-paid) and the Bonus Shares (when issued and credited as fully paid) will rank pari passu with the then existing Shares in all respects. Holders of fully-paid Rights Shares and Bonus Shares will be entitled to receive all

82-3990

practicable.

Although the loan advanced from a Director is a connected transaction, as the Company is of the view that such transaction is granted on normal commercial terms (or better) which falls within the exemption of the Listing Rules and therefore has not put forward the transaction for any independent shareholders' vote. As the Stock Exchange has not been notified of this connected transaction at the time of its agreement, the Stock Exchange will review the terms of such loan to consider whether the transaction is indeed granted on normal commercial terms (or better) and whether the Company has complied with the requirements under the Listing Rules. Further announcement might be made with regard to this issue if situation warrants.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on Monday, 21 July 2003 pending release of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on Friday, 25 July 2003.

THE RIGHTS ISSUE

Issue statistics

Basis of the Rights Issue	:	2 Rights Shares for every 5 existing Shares held on the Record Date, issued with 3 Bonus Shares for every 1 fully paid Rights Share
Number of Shares in issue	:	852,367,051 Shares as at the date of this announcement
Number of Rights Shares	:	not less than 340,946,820 Rights Shares
Subscription price for Rights Shares	:	HK$0.10 per Rights Share
Number of Bonus Shares	:	on the basis of 3 Bonus Shares for every 1 fully paid Rights Share, not less than 1,022,840,460 Shares

Note: As at the date of this announcement, there are outstanding Share Options to subscribe for an aggregate of 171,676,201 Shares. Amongst the Share Option holders, Mr. Wing Sum Lee, Mr. Richard Man Fai Lee, Ms. Siew Yit Hoh, Mr. Jeff Man Bun Lee, Ms. Kam Har Yue, Mr. Sammy Chi Chung Suen, Mr. Raymond Cho Min Lee and Mr. Boon Seng Tan, all of whom are Directors, or their associates, in aggregate, are entitled to subscribe for 94,600,731 Shares, have given an irrevocable undertaking to the Company not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date.

If the remaining outstanding Share Options are exercised in full, a further 30,830,188 Rights Shares and a further 92,490,564 Bonus Shares will be issued under the Rights Issue and the Bonus Shares Issue.

In conjunction with the Rights Issue, the Company proposes to issue Bonus Shares to the first registered holders of fully paid Rights Shares on the basis of 3 Bonus Shares for every 1 fully paid Rights Share subscribed for. The Rights Issue is not available to Non-Qualifying Shareholders.

Financial adviser to the Company

Kingsway Capital Limited, a deemed licensed corporation for types 4, 6 and 9 regulated activities under the S & F Ordinance, is an independent third party not connected with the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

Underwriters

Modern Orbit and Kingsway SW Securities Limited. Modern Orbit holds 450,513,734 Shares in aggregate, representing approximately 52.86% of the total issued share capital of the Company. Modern Orbit is the registered holder of the Shares and is wholly owned by Cyber Tower Inc., as trustee of the W S Lee Unit Trust. 99% of the units are held by a discretionary trust with Mr. Wing Sum Lee's family members including Mr. Richard Man Fai Lee, Mr. Jeff Man Bun Lee and Ms. Kam Har Yue as beneficiaries. 1% of the units is owned by Skylink International Asset Corporation, owned by Mr. Richard Man Fai Lee, Mr. Jeff Man Bun Lee and Ms. Kam Har Yue. Kingsway SW Securities Limited is a licensed corporation for types 1, 4, 6, 7 and 9 regulated activities under the S & F Ordinance.

The obligations imposed on the Underwriters in respect of the Rights Shares, other than the 197,443,704 Rights Shares which are the subject of the Irrevocable Undertakings referred to below, shall be several (and not joint or joint and several) in accordance with their respective proportions of the underwriting commitments pursuant to the Underwriting Agreement. Sub-underwriting arrangement, if any, will be at the sole discretion of the Underwriters in respect of their respective portion of the Rights Shares underwritten by them.

The Controlling Shareholders together with their respective associates are currently interested in 493,427,762 Shares, representing approximately 57.89% of the issued share capital of the Company and have irrevocably undertaken to take up their provisional entitlements under the Rights Issue for an aggregate of 197,371,104 Rights Shares. Mr. Sammy Chi Chung Suen, an executive Director, is interested in 181,500 Shares, representing approximately 0.02% of the issued share capital of the Company has irrevocably undertaken to take up his provisional allotment of 72,600 Rights Shares. Pursuant to the Underwriting Agreement, the balance of not less than 143,503,116 Rights Shares are fully underwritten by the Underwriters severally.

Save as disclosed above, Modern Orbit and Kingsway SW Securities Limited are independent of and not connected with the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates. Details of the underwriting arrangement are set out in the section below headed "Underwriting Arrangements".

Qualifying Shareholders

The Company will send the Rights Issue Documents to the Qualifying Shareholders and the Prospectus, for information only, to the Non-Qualifying Shareholders.

To qualify for the Rights Shares, a Shareholder must

1. be registered as a member of the Company on the Record Date; and
2. have an address in Hong Kong which appears on the register of members of the Company on the Record Date.

In order to be registered as members on the Record Date, Shareholders must lodge any transfers of Shares (together with the relevant share certificates) with the Company's branch share registrar in Hong Kong by 4:00 p.m. on Tuesday, 26 August 2003. The Company's branch share registrar in Hong Kong is Standard Registrars Limited, at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

Closure of register of members

The register of members of the Company will be closed from Wednesday, 27 August 2003 to Monday, 1 September 2003, both dates inclusive. No transfer of Shares will be registered during this period.

TERMS OF THE RIGHTS ISSUE

Subscription price for the Rights Shares

HK$0.10 per Rights Share, payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares or applies for excess Rights Shares, or when a transferee of nil-paid Rights Shares applies for Rights Shares.

Taking into account the Bonus Shares being issued with the fully paid Rights Shares, the effective price for each Rights Share is HK$0.025 which represents:

(i) a discount of about 62.69% to the closing price of HK$0.067 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of about 61.77 % to the average closing price of HK$0.0654 per Share for the last 10 trading days up to and including the Last Trading Day;

(iii) a discount of about 39.02 % to the theoretical ex-rights price of approximately HK$0.041 per Share based on the closing price of HK$0.067 per Share on the Last Trading Day; and

(iv) a discount of about 93.83% to the net asset value per share of HK$0.405 (based on the Company's audited consolidated net asset value of approximately HK$345,368,000 as at 31 December 2002).

The subscription price was determined after arm's length negotiations between the Company and the Underwriters. The Directors consider the terms of the Rights Issue to be fair and reasonable and in the best interests of the Company and the Shareholders.

Basis of provisional allotment

2 Rights Shares for every 5 existing Shares held by a Qualifying Shareholder on the Record Date.

Status of the Rights Shares and the Bonus Shares

The Rights Shares (when issued and fully-paid) and the Bonus Shares (when issued and credited as fully paid) will rank pari passu with the then existing Shares in all respects. Holders of fully-paid Rights Shares and Bonus Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment and issue of the Rights Shares and the Bonus Shares.

Certificates for Rights Shares and Bonus Shares

Subject to the fulfillment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares and Bonus Shares are expected to be posted on or about Tuesday, 23 September 2003 to those who have accepted and (where applicable) applied for, and paid for the Rights Shares at their own risk.

Rights of Non-Qualifying Shareholders

The Rights Issue Documents will not be registered or filed under the applicable securities legislation of any jurisdictions other than Hong Kong and Bermuda. The Directors are of the view that the offer of the Rights Issue to the Non-Qualifying Shareholders would or might, in the absence of compliance with registration or other special formalities in such other jurisdictions, be unlawful or impracticable. Therefore, no Right Shares will be offered to the Non-Qualifying Shareholders. The Company will send the Prospectus to the Non-Qualifying Shareholders for their information only and will not send provisional allotment letters or application forms for excess Rights Shares to the Non-Qualifying Shareholders. As at the date of this announcement, the Non-Qualifying Shareholders are interested in an aggregate of 21,987 Shares, representing approximately 0.0026% of the issued share capital of the Company.

Arrangements will be made for Rights Shares which would otherwise have been provisionally allotted to the Non-Qualifying Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses, of HK$100 or more will be paid pro rata to the Non-Qualifying Shareholders. The Company will retain individual amounts of less than HK$100.

Application for excess Rights Shares

Qualifying Shareholders who have accepted in full the Rights Shares provisionally allotted to them are entitled to apply for any unsold entitlements of the Non-Qualifying Shareholders and any Rights Shares provisionally allotted but not accepted or otherwise subscribed for by transferees of nil-paid Rights Shares. The fully paid Rights Shares issued pursuant to excess applications will also be issued with Bonus Shares on the basis of 3 Bonus Shares for every 1 Rights Share so issued.

Applications may be made by completing the application forms for excess Rights Shares and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Directors will allocate the excess Rights Shares at their discretion, but on a fair and reasonable basis, and will give preference to topping-up odd lots to whole board lots.

Listings and dealings

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares, in both their nil-paid and fully-paid forms, and the Bonus Shares.

For the purpose of trading on the Stock Exchange, a board lot for the Rights Shares in both their nil-paid and fully-paid forms will be 2,000 Shares which is the same as the board lot size for the existing Shares trading on the Stock Exchange.

Dealing in the Rights Shares in both their nil-paid and fully-paid forms, registered in the branch register of the Company in Hong Kong will be subject to the payment of stamp duty in Hong Kong.

UNDERWRITING ARRANGEMENTS

Irrevocable Undertakings

As at the date of this announcement, the Controlling Shareholders together with their respective associates are currently interested in 493,427,762 Shares, representing approximately 57.89% of the issued share capital of the Company and have irrevocably undertaken to take up their provisional entitlements under the Rights Issue for an aggregate of 197,371,104 Rights Shares. Mr. Sammy Chi Chung Suen, an executive Director, is interested in 181,500 Shares, representing approximately 0.02% of the issued share capital of the Company has irrevocably undertaken to take up his provisional allotment of 72,600 Rights Shares.

The Directors, who in aggregate hold 94,600,731 Share Options, have irrevocably undertaken not to exercise the subscription rights attaching to the Share Options on or before the latest time for acceptance and payment of the Rights Shares under the Rights Issue.

Underwriting Agreement

Date	:	18 July 2003
Underwriters	:	(1) Modern Orbit Limited (2) Kingsway SW Securities Limited
Commission	:	2.5% of the total subscription price of the Rights Shares underwritten by the Underwriters
Underwriting Fee	:	an additional lump sum in the amount of HK$325,000 payable to Kingsway SW Securities Limited

The Underwriters have fully underwritten all of the Rights Shares to be issued under the Rights Issue on a several basis not less than 143,503,116 Rights Shares in aggregate, other than the 197,443,704 Rights Shares which pursuant to the Irrevocable Undertakings referred to above are to be taken up by the Controlling Shareholders and their associates and Mr. Sammy Chi Chung Suen, an executive Director. Pursuant to the Underwriting Agreement, Modern Orbit and Kingsway SW Securities Limited will underwrite on a several basis in the proportion of 65.16% and 34.84% of the total unsubscribed Rights Shares, respectively. Therefore, on the basis of the abovementioned proportion, each of Modern Orbit and Kingsway SW Securities Limited will underwrite not less than 93,506,630 Rights Shares and 49,996,486 Rights Shares severally.

Termination of the Underwriting Agreement

The *Underwriters may terminate* the arrangements set out in the Underwriting Agreement by notice in writing given by Kingsway SW Securities Limited (for itself and on behalf of the other Underwriter) to the Company at *any time if, prior to* 5:00 p.m. on the third Business Day after the date *on which the latest time* for acceptance of the Rights Shares falls, which is expected to be Monday, 22 September 2003, there shall develop, occur, exist or come into effect:

(a) any new law or regulation or any change in existing laws or regulations or any change *in the interpretation or application thereof by any court* or other competent authority in Hong Kong or any other place in which any member of the Group conducts or carries on business; or

(b) any change in, or any event or series of events *resulting or likely to* result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or

(c) any change *in the conditions of local*, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or *otherwise*),

which:

(1) has or will have a material adverse effect on the Company or the Group or the Rights Issue; or

(2) has or will have a material adverse effect on the success of the Rights Issue or *the level of Rights Shares taken up*; or

(3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue.

Save for all reasonable costs, charges and expenses which may be *incurred in connection with the Rights Issue*, upon the *giving of notice* of termination, all obligations of the Underwriters under the Underwriting Agreement shall cease and no party shall have any claim against any other parties in respect of any matter or thing arising out of or *in connection with the* Underwriting Agreement. If the *Underwriters exercise such right*, the Rights Issue will not proceed.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, amongst other things, each of the following conditions being fulfilled:

1. the passing at the SGM of the resolutions to be proposed for *the approval by the Shareholders*, by way of ordinary resolutions, of the Rights Issue, including the issue of the Bonus Shares with the fully paid Rights Shares;
2. the Listing Committee of the Stock Exchange granting or agreeing to grant, the listing of, and permission to deal *in*, the Rights Shares *in their nil-paid and fully-paid forms*; and granting the listing of, and permission to deal in the Bonus Shares by not later than the first Business Day after the Prospectus Posting Date;
3. the registration of all relevant documents in relation to the Rights *Issue by the Company* with the Registrar of Companies in Hong Kong, *and the filing of the same* with the Registrar of Companies in Bermuda, on or prior to the Prospectus Posting Date;
4. compliance of the Irrevocable Undertakings by Modern *Orbit, Fisherman Enterprises Inc.* and the Directors and their associates; and
5. the obligations of the Underwriters under the Underwriting Agreement becoming unconditional and the *Underwriting* Agreement *not being terminated in accordance* with its terms or otherwise.

EXPECTED TIMETABLE

The expected timetable for the Rights Issue is set out below:

	2003
Despatch of the circular to Shareholders	on or before Thursday, 14 August
Last day of dealings in Shares on a cum-rights basis	Friday, 22 August
First day of dealings in Shares on an ex-rights basis	Monday, 25 August
Latest time for lodging transfers of Shares	4:00 p.m. on Tuesday, 26 August
Register of members closed (both dates inclusive)	Wednesday, 27 August to Monday, 1 September
Latest time for return of proxy form for SGM	9:30 a.m. on Saturday, 30 August
Date of SGM	9:30 a.m. on Monday, 1 September
Record Date	Monday, 1 September
Despatch of the Rights Issue Documents	Monday, 1 September
Register of members re-opens	Tuesday, 2 September
First day of dealings in nil-paid Rights Shares	Wednesday, 3 September
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Monday, 8 September
Last day of dealings in nil-paid Rights Shares	Thursday, 11 September
Latest time for payment for and acceptance of Rights Shares	4:00 p.m. on Wednesday, 17 September
Rights Issue expected to become unconditional	5:00 p.m. on Monday, 22 September
Announcement of results of acceptance of the Rights Issue	*Tuesday*, 23 September
Despatch of refund cheques in respect of *wholly or* partially unsuccessful applications for excess Rights Shares	Tuesday, 23 September
Certificates for fully-paid Rights Shares and Bonus Shares expected to be despatched on or before	Tuesday, 23 September
First day of dealings in the fully-paid Rights Shares and the Bonus Shares	Thursday, 25 September

Dates or deadlines *specified in this* announcement for events in the above timetable for (or otherwise in relation to) the Rights Issue are indicative only and may be exercised or varied by agreement between the Company and the Underwriters. Any consequential changes to the expected timetable *will be published or notified* to Shareholders appropriately.

SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company is as follows:

In view of the current market conditions; the current tight liquidity position of the Group and the significant amount *intended to be* raised; the Directors consider *that the Rights Issue provides* an opportunity for the Group to raise funds to improve its financial position and capability to develop its franchise and distribution businesses. The proceeds from the Rights Issue will also enhance the working capital and the asset position of the Company *as a whole and therefore* improving the financial gearing of the Group.

The estimated net proceeds of the *Rights Issue (net of expenses* and assuming the outstanding Share Options are not exercised) are approximately HK$32.0 million. The Directors intend to apply such proceeds as follows:–

- as to approximately HK$15.1 million to repay the outstanding amounts on loan advanced *from a Director*;
- as to approximately *HK$4.6 million to repay part* of the outstanding amounts on loan advanced from Fisherman Enterprises Inc., a company wholly owned by a Director;
- as to approximately HK$5.0 million to repay part of the bank overdrafts of the Group; and
- as to approximately HK$7.3 *million as additional working* capital to the Group.

To the extent that the net proceeds of the Rights Issue are not immediately used for the above purposes, it is the present intention of the Directors that the net proceeds of the Rights Issue will be placed *on short-term deposit*.

As at 30 June 2003, the outstanding balances of loans advanced from a Director *and* Fisherman Enterprises Inc. amounted to approximately HK$15.1 million and HK$5.1 million respectively and the loans are unsecured. The terms of the loans advanced from a Director and Fisherman Enterprises Inc. commenced in November 2002 and November *2001 respectively, and the loans have been fully utilized* as the general working capital of the Group. Interests at the rate of 10% per annum for the loan advanced from a Director and at approximately 6% per annum (1% above the best lending rate) for the loan advanced from *Fisherman Enterprises* Inc. were *charged respectively. The* loan advanced from a Director is expected to be repaid by the Company in three tranches on or before 31 July 2003, 31 August 2003 and 30 September 2003.

The Directors, including the independent non-executive Directors, *after due and careful consideration*, were of the view that the loans advanced from a Director and Fisherman Enterprises Inc. were for the benefit of the Company and its Shareholders as a whole and that the terms were fair and reasonable.

Although the loan advanced from a Director is a connected *transaction, as the Company is* of the view that such transaction is granted on normal commercial terms (or better) which falls within the exemption of the Listing Rules and therefore has not put forward the transaction for any independent shareholders' vote. As the *Stock Exchange has not been notified of* this connected *transaction* at the time of its agreement, the Stock Exchange will review the terms of such loan to consider whether the transaction is indeed granted on normal commercial terms (or better) and whether the Company has complied *with the requirements* under the *Listing Rules. Further announcement* might be made with regard to this issue if situation warrants.

As at 30 June 2003, the outstanding balance of the overdrafts of a bank amounted to approximately HK$15.0 million. The Company was charged with interest at the rates of approximately 6.25% (1.25% *above the best lending rate*) for the bank overdrafts of HK$10 million and 13.0% per annum (8% above the best lending rate) for the bank overdrafts of approximately HK$5 million respectively. The bank overdrafts were fully utilized as the general working capital of the Group.

The Directors consider the repayment of the loans advanced *from a Director* and Fisherman Enterprises Inc. and part of the bank overdrafts of an aggregate of approximately HK$24.7 million could improve its financial gearing from approximately 61.9% before the Rights Issue to approximately 50.6% immediately after the Rights *Issue (based on the audited financial information* as at 31 December 2002) and the savings on interest expenses would provide the Group with additional working capital.

The Directors have considered a number of alternatives to raise funds for the Group, such as the placing of new Shares and bank borrowings. In view of the *unfavourable market conditions*, the recent economic climate and the higher gearing ratio that would result from bank borrowings, the Directors consider that it is more prudent to finance the Group's long term growth with long term funding, preferably in the form of equity. *In addition, raising funds* by way of a rights issue is preferred as it enables the Group to obtain additional resources through capital contribution by existing Shareholders rather than private placement of new Shares which would result in a dilution of existing Shareholders' interests in the Company. *As the Rights Issue* allows all Shareholders to maintain their respective pro-rata Share holdings in the Company, the Directors consider that it is in the interests of the Company and its Shareholders as a whole, to raise capital through the proposed Rights Issue.

ADJUSTMENTS IN RELATION TO THE SHARE OPTIONS

Holders of *the Share Options* will be informed of any adjustment to the exercise price of the Share Options which will be verified by independent professional adviser in accordance with the terms and conditions of the Company's share option schemes dated 22 June 1991, 28 June 2001 and 30 May 2002, *respectively. Further* details will be disclosed in the circular of the Company.

GENERAL

Pursuant to the Listing Rules, Shareholders' approval will be required for the Rights Issue including the issue of the Bonus Shares with the fully paid Rights Shares. *In addition, the Controlling* Shareholders will abstain from voting on the resolution to approve the Rights Issue at the SGM. An independent financial adviser will be appointed to advise the Shareholders. A circular containing, among other things, details of the Rights Issue, the *recommendation of the independent* financial adviser and the notice convening *the SGM* will be despatched to Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 *a.m. on Monday*, 21 July 2003 *pending release of this* announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on Friday, 25 July 2003.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Acceptance Date"	Wednesday, 17 September 2003, or such other date as the Underwriters may agree in writing with the Company as the *latest date for acceptance* of, and payment for, the Rights Shares
"associate(s)"	*has the meaning ascribed* thereto under the Listing Rules
"Bonus Shares"	not less than 1,022,840,460 new Shares to be allotted and issued to the first registered holders of the fully paid Rights Shares on the basis of 3 bonus shares (*credited as fully paid*) for every 1 fully paid Rights Share
"Bonus Shares Issue"	the issue of Bonus Shares to the first registered holders of the Rights Shares, credited as fully paid, on the basis of 3 *Bonus Shares for* every 1 Rights Share
"Business Day"	any day on which the Stock Exchange is open for the business of dealing in securities
"Companies Ordinance"	Companies Ordinance, Cap.32 of the Laws of Hong Kong
"Company"	WO KEE HONG (HOLDINGS) LIMITED, a company *incorporated in Bermuda* with limited

Despatch of the Rights Issue Documents	Monday, 1 September
Register of members re-opens	Tuesday, 2 September
First day of dealings in nil-paid Rights Shares	Wednesday, 3 September
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Monday, 8 September
Last day of dealings in nil-paid Rights Shares	Thursday, 11 September
Latest time for payment for and acceptance of Rights Shares	4:00 p.m. on Wednesday, 17 September
Rights Issue expected to become unconditional	5:00 p.m. on Monday, 22 September
Announcement of results of acceptance of the Rights Issue	Tuesday, 23 September
Despatch of refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares	Tuesday, 23 September
Certificates for fully-paid Rights Shares and Bonus Shares expected to be despatched on or before	Tuesday, 23 September
First day of dealings in the fully-paid Rights Shares and the Bonus Shares	Thursday, 25 September

Dates or deadlines specified in this announcement for events in the above timetable for (or otherwise in relation to) the Rights Issue are indicative only and may be exercised or varied by agreement between the Company and the Underwriters. Any consequential changes to the expected timetable will be published or notified to Shareholders appropriately.

SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company is as follows:

	Immediately before completion of the Rights Issue		Assuming all Qualifying Shareholders take up the Rights Shares in full and the Bonus Shares Issue		Assuming all Qualifying Shareholders (except the Controlling Shareholders and their associates) do not take up the Rights Shares and the Bonus Shares Issue	
	Shares	%	Shares	%	Shares	%
Controlling Shareholders and their associates (excluding Modern Orbit)	42,914,028	5.03	111,576,472	5.03	111,576,472	5.03
Modern Orbit	450,513,734	52.86	1,171,335,706	52.86	1,545,362,226	69.73
Sub-total:	493,427,762	57.89	1,282,912,178	57.89	1,656,938,698	74.76
Mr. Sammy Chi Chung Suen	181,500	0.02	471,900	0.02	471,900	0.02
Kingsway SW Securities Limited	0	0.00	0	0.00	199,985,944	9.03
Qualifying Shareholders other than Controlling Shareholders and their associates and Mr. Sammy Chi Chung Suen	358,757,789	42.09	932,770,253	42.09	358,757,789	16.19
Total:	852,367,051	100.00	2,216,154,331	100.00	2,216,154,331	100.00

It should be noted that if all the Qualifying Shareholders (except the Controlling Shareholders and their associates and Mr. Sammy Chi Chung Suen) do not take up any of the Rights Shares and the issue of Bonus Shares provisionally allotted to them, the Controlling Shareholders and their associates together with Mr. Sammy Chi Chung will be interested in 1,657,410,598 Shares, representing approximately 74.78% of the enlarged issued share capital of the Company immediately after the Rights Issue and the Bonus Shares Issue.

The Stock Exchange has stated that it will closely monitor the trading in the Shares on the Stock Exchange if less than 25% of the Shares are held by the public. If the Stock Exchange believes that a false market exists or may exist in the Shares or there are too few Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend trading in the Shares.

WARNING OF THE RISKS OF DEALING IN SHARES AND RIGHTS SHARES

Existing Shares is expected to be dealt in on an ex-rights basis from Monday, 25 August 2003. Dealings in the Rights Shares in their nil-paid form is expected to take place from Wednesday, 3 September 2003 to Thursday, 11 September 2003 (both dates inclusive). If the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any Shareholders or other persons contemplating selling or purchasing Shares and/or the Rights Shares in their nil-paid form during the period in which they may be traded on the Stock Exchange, which is expected to be from Wednesday, 3 September 2003 to Thursday, 11 September 2003 (both dates inclusive), who are in any doubt about their position are recommended to consult their professional advisers. Any Shareholders or other persons dealing in Shares up to the date on which all the conditions to which the Rights Issue is subject are fulfilled and any persons dealing in the nil-paid Rights Shares during the period in which they may be traded on the Stock Exchange will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories and other electronic and electrical products.

During the two financial years ended 31 December 2002, the Company has undertaken the following fund raising activities:

(i) in January 2001, the Company raised approximately HK$500,000 by way of a private placement of 5,000,000 Shares at HK$0.10 each, the proceeds were used as the general working capital of the Group. For details, please refer to the announcement of the Company dated 17 January 2001; and

(ii) in early 2002, the Company raised approximately HK$49.3 million by way of a rights issue. The net proceeds of approximately HK$46.8 million was used:

- as to approximately HK$15 million to repay the amounts due to a subsidiary of the Company;
- as to approximately HK$20 million to repay the bank loans;
- as to approximately HK$10 million to develop the Group's franchise and distribution business, specifically in the motor car business and air-conditioning marketing franchises; and
- as to remaining of approximately HK$1.8 million as additional working capital of the Group.

For details, please refer to the announcement, circular and prospectus of the Company dated 1 February 2002, 20 February 2002 and 15 March 2002, respectively.

The Directors confirm that the fund raised from the previous fund raising exercises as stated above have been fully utilized and applied in the manner as stated as the intended use of proceeds in the various announcements.

Rights Issue at the SGM. An independent financial adviser will be appointed to advise the Shareholders. A circular containing, among other things, details of the Rights Issue, the recommendation of the independent financial adviser and the notice convening the SGM will be despatched to Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on Monday, 21 July 2003 pending release of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on Friday, 25 July 2003.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Acceptance Date"	Wednesday, 17 September 2003, or such other date as the Underwriters may agree in writing with the Company as the latest date for acceptance of, and payment for, the Rights Shares
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Bonus Shares"	not less than 1,022,840,460 new Shares to be allotted and issued to the first registered holders of the fully paid Rights Shares on the basis of 3 bonus shares (credited as fully paid) for every 1 fully paid Rights Share
"Bonus Shares Issue"	the issue of Bonus Shares to the first registered holders of the Rights Shares, credited as fully paid, on the basis of 3 Bonus Shares for every 1 Rights Share
"Business Day"	any day on which the Stock Exchange is open for the business of dealing in securities
"Companies Ordinance"	Companies Ordinance, Cap.32 of the Laws of Hong Kong
"Company"	WO KEE HONG (HOLDINGS) LIMITED, a company incorporated in Bermuda with limited liability and the ordinary Shares of which are listed on the Stock Exchange
"Controlling Shareholders"	Modern Orbit, Mr. Richard Man Fai Lee, Ms. Kam Har Yue, Mr. Jeff Man Bun Lee and Fisherman Enterprises Inc. together with their respective associates
"Director(s)"	director(s) of the Company, including the executive directors, non-executive director and independent non-executive directors
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent board committee of the board of Directors to be formed to advise on the Rights Issue including the issue of the Bonus Shares with the fully paid Rights Shares
"Independent Shareholders"	Shareholders other than the Controlling Shareholders and their associates
"Irrevocable Undertakings"	the irrevocable undertakings given by each of Modern Orbit, Fisherman Enterprises Inc., Mr. Wing Sum Lee, Ms. Kam Har Yue, Mr. Richard Man Fai Lee, Mr. Jeff Man Bun Lee, Mr. Sammy Chi Chung Suen, Mr. Raymond Cho Min Lee, Mr. Boon Seng Tan and Ms. Siew Yit Hoh in respect of their Shares and/or outstanding Share Options
"Issue Price"	the price of HK$0.10 per Rights Share
"Last Trading Day"	Friday, 18 July 2003, being the last trading day before the suspension of the trading of the Shares on the Stock Exchange pending the release of this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Modern Orbit"	Modern Orbit Limited, a company incorporated in the British Virgin Islands and holds 450,513,734 Shares in aggregate, representing approximately 52.86% of the total issued share capital of the Company
"Non-Qualifying Shareholder(s)"	Shareholder(s) other than the Qualifying Shareholders
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Prospectus Posting Date"	date of despatch of the Prospectus
"Qualifying Shareholder(s)"	Shareholder(s) whose names appear on the register of members of the Company at the close of business on the Record Date and whose address(es) as shown in the register of members of the Company on that date is/are in Hong Kong
"Record Date"	the date by reference to which entitlements to the Rights Issue are to be determined, expected to be Monday, 1 September 2003
"Rights Issue"	the proposed issue of the Rights Shares at a price of HK$0.10 per Rights Share in the proportion of 2 Rights Shares for every 5 existing Shares with 3 Bonus Shares for every 1 fully-paid Rights Share
"Rights Issue Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Rights Share(s)"	not less than 340,946,820 new Shares to be allotted and issued under the Rights Issue
"S & F Ordinance"	Securities and Futures Ordinance, Chapter 571 of Laws of Hong Kong
"SGM"	the special general meeting to be convened by the Company on 9:30 a.m., Monday, 1 September 2003 to consider and if thought fit to pass, inter alia, relevant resolutions regarding the Rights Issue and the Bonus Shares Issue
"Share(s)"	share(s) of a nominal value of HK$0.10 each in the capital of the Company
"Share Options"	the share options granted under the share option scheme of the Company adopted on 22 June 1991, 28 June 2001 and 30 May 2002 respectively
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Underwriters"	Modern Orbit and Kingsway SW Securities Limited, whose obligations under the Underwriting Agreement are several (and not joint or joint and several)
"Underwriting Agreement"	the agreement dated 18 July 2003 entered into between the Company and the Underwriters in relation to the underwriting of the Rights Issue
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai Lee
Executive Chairman and Chief Executive Officer

Hong Kong, 24 July 2003



WO KEE HONG (HOLDINGS

和記行（集團）有限

(於百慕達註冊成立之有限公司)

建議按每持有五股現有股份配發兩股供股股份
連同按每股繳足股款供股股份配發三股紅股之

和記行（集團）有限公司之財務顧問

集團 滙富 滙富融資有限公司

本公司建議以供股方式，按每股0.10港元之發行價發行不少於340,946,820股但不多於371,777,008股供股股份，以籌集約34,100,000港元（未扣除開支，假設尚未行使購股權於記錄日期或記錄日期之合資格股東按每持有五股現有股份暫定配發兩股未繳股款供股股份，並會以紅股發行方式按每股繳足股款供股股份配發三股紅股。供股不適用於不合資格股東。

供股之估計所得款項淨額約為32,000,000港元，其中(i)約15,100,00港元用作償還欠一名董事所墊支貸款之未償還部分；(ii)約4,600,000港元用作償還部份結欠Fisherman Enterprises Inc.（由額外營運資金。

控股股東連同彼等各自聯繫人士現時持有493,427,762股股份（佔本公司已發行股本約57.89%），彼等已不可撤回地承諾接納彼等根據供股之合共197,371,104股供股股份之暫定配額。持根據包銷協議，餘下不少於143,503,116股供股股份已由包銷商（Modern Orbit及滙富証券有限公司）個別包銷，該兩間公司將分別按全部未獲認購股份之65.16%及34.84%比例進行包銷

供股須待（其中包括）獨立股東於股東特別大會上批准進行供股及紅股發行以及本公佈「供股條件」一節所述其他條件達成後，方可作實。

以連權方式買賣股份之最後日期預計為二零零三年八月二十二日（星期五）。預期股份將會由二零零三年八月二十五日（星期一）起以除權方式進行買賣。為符合參與供股資格，任何

買賣股份及供股股份之風險提示

現有股份預期將自二零零三年八月二十五日（星期一）起以除權形式進行買賣。供股股份預期將於二零零三年九月三日（星期三）至二零零三年九月十一日（星期四）（包括首尾兩日）

謹請注意，包銷協議載述發生若干不可抗力事件之情況下授予包銷商終止其責任之權利之條文。詳情請參閱「終止包銷協議」一段。

擬於可能在聯交所買賣期間（預期由二零零三年九月三日（星期三）至二零零三年九月十一日（星期四））（包括首尾兩日）內出售或購買股份及／或未繳股款之供股股份之任何股東或其賣股份，及任何人士可能在聯交所買賣期間內買賣股份及／或未繳股款之供股股份，須承擔供股可能不會成為無條件及可能不會進行之風險。

根據上市規則，供股（包括發行紅股連繳足股款之供股股份）需要獲得獨立股東之批准。此外，控股股東將會放棄於股東特別大會上就批准供股之決議案投票。本公司將會成立一個委任獨立財務顧問，就上述事宜向獨立董事委員會提供意見。

一份載有（其中包括）供股及紅股發行詳情、董事會函件、獨立財務顧問推薦意見，以及股東特別大會通告之通函，將會盡快寄發予股東。

雖然一名董事墊付之貸款屬關連交易，但本公司認為該項交易乃按一般商業（或較佳）條款授予，屬上市規則豁免範疇，故並無將該項交易提呈任何獨立股東投票。由於在本關連交否遵守上市規則之規定。若情況需要，本公司可能就此另作公佈。

應本公司之要求，股份已於二零零三年七月二十一日（星期一）上午九時三十分起暫停買賣，以待發佈本公佈，本公司已向聯交所申請從二零零三年七月二十五日（星期五）上午九時

供股

發行統計數字

供股基準	：	於記錄日期每持有五股現有股份配發兩股供股股份，及每股繳足供股股份獲發行三股紅股
已發行股份數目	：	於本公佈日期為852,367,051股股份
供股股份數目	：	不少於340,946,820股供股股份
供股股份之認購價	：	每股供股股份0.10港元
紅股數目	：	按照每股繳足股款供股股份配發三股紅股之基準，將不少於1,022,840,460股

附註： 於本公佈日期，尚有合共可認購171,676,201股股份之尚未行使購股權。於各購股權持有人中，李永森先生、李文輝先生、何秀月女士、李文彬先生、余金霞女士、孫志沖先生、李卓民先生及陳文生先生（均為董事或彼等之聯繫人士）合共有權認購94,600,731股股份，彼等已不可撤回地向本公司承諾不會於接納日期或之前行使彼等各自附帶於購股權內之認購權。

倘若餘下尚未行使購股權獲悉數行使，將會根據供股及紅股發行額外發行30,830,188股供股股份及92,490,564股紅股。

除供股外，本公司建議向首次登記之繳足股款持有人發行紅股，基準為每認購一股繳足股款供股股份可獲配發三股紅股。供股不適用於不合資格股東。

本公司之財務顧問

滙富融資有限公司為根據證券及期貨條例被列為進行第4、6及9類受監管活動之持牌法團，乃與本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等各自之聯繫人士概無關連之獨立第三方。

包銷商

Modern Orbit及滙富証券有限公司。Modern Orbit合共持有450,513,734股股份，佔本公司全部已發行股本約52.86%。Modern Orbit為股份之登記持有人，並由Cyber Tower Inc.（W S Lee Unit Trust之受託人）全資擁有。該信託之99%單位由一項全權信託持有，受益人為李永森先生之家族成員（包括李文輝先生、李文彬先生及余金霞女士）。其餘1%單位由Skylink International Asset Corporation擁有。該公司由李文輝先生、李文彬先生及余金霞女士擁有。滙富証券有限公司為根據證券及期貨條例被列為進行第1、4、6、7及9類受監管活動之持牌法團。

包銷商就供股股份須負之責任，除下文所述有關不可撤回承諾之197,443,704股供股股份外，彼等根據包銷協議之責任為個別責任（而非共同責任或共同及個別責任）。包銷商可單獨決定就其各自包銷之供股股份比例作出分包銷安排（如有）。

控股股東連同彼等各自聯繫人士現時持有493,427,762股股份（佔本公司已發行股本約57.89%），彼等已不可撤回地承諾接納供股項下之暫定配額合共197,371,104供股股份。執行董事孫志沖先生（持有181,500股股份，佔本公司已發行股本約0.02%)已不可撤回地承諾接納其暫定配額72,600股供股股份。根據包銷協議，餘下不少於143,503,116股供股股份已由包銷商共同全數包銷。

除以上所披露外，Modern Orbit及滙富証券有限公司為與本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等各自之聯繫人士概無關連之獨立第三方。包銷安排詳見下文「包銷安排」一節。

合資格股東

本公司將向合資格股東寄發供股文件以及向不合資格股東寄發供股章程以僅供參考。

為符合供股資格，股東必須：

1. 於記錄日期已登記為本公司股東；及
2. 於記錄日期在本公司股東名冊上記錄之地址乃位於香港。

為於記錄日期登記為本公司股東，股東必須於二零零三年八月二十六日（星期二）下午四時前將任何股份過戶文件（連同有關股票）送達本公司在香港之股份過戶登記處標準證券登記有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下）辦理股份過戶登記手續。

暫停辦理過戶登記手續

本公司將於二零零三年八月二十七日（星期三）至二零零三年九月一日（星期一）（包括首尾兩日）暫停辦理股份過戶登記手續。期間將不會辦理股份過戶登記。

供股之條款

供股股份之認購價

倘合資格股東接納有關暫定配發供股股份或申請認購額外供股股份，或倘未繳股款供股股份承讓人申請認購供股股份，須繳足每股供股股份之認購價0.10港元。

經計及紅股連同繳足股款供股股份後，每股供股股份之實際認購價為0.025港元，較

— 股份於最後交易日聯交所所報之收市價每股0.067港元，折讓約62.69%；

本公司之持股架構

本公司之持股架構如下

控股股東及彼等之聯繫人
（不包括Modern Orbit）
Modern Orbit

小計：

孫志沖先生

滙富証券有限公司

合資格股東（控股股東及
彼等之聯繫人士
以及孫志沖先生除外）

總計：

務請注意，倘所有合
以及孫志沖先生將持

聯交所已表示，倘若
過少以致無法維持有

買賣股份及供股股

現有股份預期由二零
（星期四）期間（首尾

擬於可能在聯交所買
之供股股份之任何股
賣股份，及任何人士

供股之理由及所得

本集團主要從事空調

於截至二零零二年十

(i) 於二零零一年一
於二零零一年一

(ii) 於二零零二年年
— 約15,000,00
— 約20,000,00
— 約10,000,00
— 餘下約1,80

有關詳情，請參

董事確認，上文

鑑於目前市況，本集
股所得款項將可增強

供股（經扣除開支及

- 約15,100,000港元
- 約4,600,000港元

部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



)NG (HOLDINGS) LIMITED
亍(集團)有限公司*

(於百慕達註冊成立之有限公司)

現有股份配發兩股供股股份之比例進行供股
、供股股份配發三股紅股之比例進行紅股發行

]記行(集團)有限公司之財務顧問

匯富融資有限公司

(未扣除開支,假設尚未行使購股權於記錄日期或之前未被行使)至約37,200,000港元(假設董事以外之購股權持有人悉數行使附帶於尚未行使購股權之認購權)。本公司將會向於
三股紅股。供股不適用於不合資格股東。

港元用作償還部份結欠Fisherman Enterprises Inc.(由一名董事全資擁有之公司)之墊支貸款;(iii)約5,000,000港元用作償還本集團部份銀行透支;及(iv)約7,300,000港元用作本集團之

共股之合共197,371,104股供股股份之暫定配額。持有181,500股股份(佔本公司已發行股本約0.02%)之執行董事孫志沖先生已不可撤回地承諾接納其72,600股供股股份之暫定配額。
部未獲認購股份之65.16%及34.84%比例進行包銷。

乍賣。

以除權方式進行買賣。為符合參與供股資格,任何股份過戶文件(連同有關股票)必須於二零零三年八月二十六日(星期二)下午四時前遞交以進行登記。

二零零三年九月十一日(星期四)(包括首尾兩日)期間以未繳股款形式進行買賣。倘若供股之條件未獲達成,供股將不會進行。

]股份及/或未繳股款之供股股份之任何股東或其他人士如對其情況有任何疑問,應諮詢彼等之專業顧問。任何股東或其他人士擬由現時至所有該等供股條件達成之日之期間買
進行之風險。

就批准供股之決議案投票。本公司將會成立一個獨立董事委員會,以就供股及紅股發行是否符合本公司之利益,以及就獨立股東而言是否屬公平合理提供意見。本公司亦將會

子股東。

項交易提呈任何獨立股東投票。由於在本關連交易協議時聯交所並無接獲知會,聯交所將審閱該貸款之條款,以確定交易是否確實按一般商業(或較佳)條款授予以及本公司有

請從二零零三年七月二十五日(星期五)上午九時三十分起恢復買賣股份。

李文彬先生、余金霞
]承諾不會於接納日期

]於不合資格股東。

要行政人員或主要股

之登記持有人,並由
舌李文輝先生、李文
,滙富証券有限公司

共同責任或共同及個

配額合共197,371,104
分。根據包銷協議,

潔人士概無關連之獨

本公司在香港之股份

不會辦理股份過戶登

股股份之認購價0.10

本公司之持股架構

本公司之持股架構如下:

	於緊接供股完成前		假設所有合資格股東悉數接納供股股份及獲發紅股		假設所有合資格股東(控股股東及彼等之聯繫人士除外)不接納供股股份及不獲發紅股	
	股份	%	股份	%	股份	%
控股股東及彼等之聯繫人士						
(不包括Modern Orbit)	42,914,028	5.03	111,576,472	5.03	111,576,472	5.03
Modern Orbit	450,513,734	52.86	1,171,335,706	52.86	1,545,362,226	69.73
小計:	493,427,762	57.89	1,282,912,178	57.89	1,656,938,698	74.76
孫志沖先生	181,500	0.02	471,900	0.02	471,900	0.02
滙富証券有限公司	0	0.00	0	0.00	199,985,944	9.03
合資格股東(控股股東及彼等之聯繫人士以及孫志沖先生除外)	358,757,789	42.09	932,770,253	42.09	358,757,789	16.19
總計:	852,367,051	100.00	2,216,154,331	100.00	2,216,154,331	100.00

務請注意,倘所有合資格股東(控股股東及彼等之聯繫人士以及孫志沖先生除外)不接納任何暫定配發之供股股份及紅股發行,控股股東及彼等之聯繫人士以及孫志沖先生將持有約1,657,410,598股股份,佔本公司緊隨於供股及紅股發行後經擴大後已發行股本約74.78%。

聯交所已表示,倘若股份公眾持股量低於25%,其將密切監察股份於聯交所之買賣情況。倘若聯交所相信股份出現或可能出現造市情況或股份公眾持股量過少以致無法維持有秩序市場,其將考慮酌情暫停股份買賣。

買賣股份及供股股份之風險提示

現有股份預期由二零零三年八月二十五日(星期一)起以除權方式買賣。未繳股款之供股股份預期於二零零三年九月三日(星期三)至二零零三年九月十一日(星期四)期間(首尾兩日包括在內)買賣。倘若有關供股之條件尚未達成,供股將不會進行。

擬於可能在聯交所買賣期間(預期由二零零三年九月三日(星期三)至二零零三年九月十一日(星期四))(包括首尾兩日)內出售或購買股份及/或未繳股款之供股股份之任何股東或其他人士如對其情況有任何疑問,應諮詢彼等之專業顧問。任何股東或其他人士擬由現時至所有該等供股條件達成之日之期間買賣股份,及任何人士可能在聯交所買賣期間內買賣股份及/或未繳股款之供股股份,須承擔供股可能不會成為無條件及可能不會進行之風險。

供股之理由及所得款項用途

本集團主要從事空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件以及其他電子及電器產品之進口、銷售及經銷業務。

於截至二零零二年十二月三十一日止兩個財政年度,本公司已進行以下集資活動:

(i) 於二零零一年一月,本公司以每股0.10港元之價格私人配售5,000,000股股份,籌得約500,000港元,作為本集團之一般營運資金。有關詳情請參閱本公司於二零零一年一月十七日刊發之公佈;及

(ii) 於二零零二年年初,本公司藉一項供股籌得約49,300,000港元。所得款項淨額約46,800,000港元,已被用作:
- 約15,000,000港元用作償還欠本公司一間附屬公司之款項;
- 約20,000,000港元用作償還銀行貸款;
- 約10,000,000港元用作發展本集團之特許權及分銷業務,特別是汽車業務及空調市場推廣特許權;及
- 餘下約1,800,000港元用作本集團之額外營運資金。

有關詳情,請參閱本公司分別於二零零二年二月一日、二零零二年二月二十日及二零零二年三月十五日刊發之公佈、通函及供股章程。

董事確認,上文所述於先前所進行之集資活動所籌得資金已被全部運用,並已按照各項公佈內所述之計劃所得款項用途應用。

鑑於目前市況,本集團現時流動資金短絀及擬籌集資金數額龐大,董事認為供股乃本集團籌集資金以增強財政狀況,發展其特許權及經銷業務之良機。供股所得款項將可增強本公司之整體營運資金及資產狀況,繼而改善本集團之財政資產與負債狀況。

供股(經扣除開支及假設尚未行使購股權未獲行使)之估計所得款項淨額約為32,000,000港元。董事擬將該筆款項運用如下:

- 約15,100,000港元用以償還一名董事所墊支貸款之未償還部份;
- 約4,600,000港元用作償還部份結欠Fisherman Enterprises Inc.(由一名董事全資擁有之公司)之墊支貸款;
- 約5,000,000港元用以償還本集團之部份銀行透支;及

暫停辦理過戶登記手續

本公司將於二零零三年八月二十七日(星期三)至二零零三年九月一日(星期一)(包括首尾兩日)暫停辦理股份過戶登記手續。期間將不會辦理股份過戶登記。

供股之條款

供股股份之認購價

倘合資格股東接納有關暫定配發供股股份或申請認購額外供股股份,或倘未繳股款供股股份承讓人申請認購供股股份,須繳足每股供股股份之認購價0.10港元。

經計及紅股連同繳足股款供股股份後,每股供股股份之實際認購價為0.025港元,較

(i) 股份於最後交易日聯交所所報之收市價每股0.067港元,折讓約62.69%;

(ii) 股份截至最後交易日(包括該日)止最後十個交易日之平均收市價每股約0.0654港元,折讓約61.77%;

(iii) 股份按於最後交易日之收市價每股0.067港元計算之理論除權價約每股0.041港元折讓約39.02%;及

(iv) 每股資產淨值0.405港元(根據本公司於二零零二年十二月三十一日之經審核綜合資產淨值約345,368,000港元計算)折讓約93.83%。

認購價乃由本公司及包銷商按公平磋商原則釐訂。董事認為供股之條款屬公平合理,且符合本公司及股東之最佳利益。

暫定配發之基準

合資格股東於記錄日期每持有五股現有股份可獲配發兩股供股股份。

供股股份及紅股之地位

供股股份於配發及繳足股款及紅股於發行及入賬列作繳足後,在各方面與屆時已發行股份享有同等地位,而該等繳足股款供股股份及紅股之持有人將有權收取於配發及發行供股股份及紅股日期後所宣派、作出或派付之所有未來股息及分派。

供股股份及紅股之股票

待達成供股之條件後,預期所有繳足股款供股股份及紅股之股票將於二零零三年九月二十三日(星期二)或該日前後寄發予已接納(及倘適合,已申請)及支付供股股份之人士,郵誤風險由彼等承擔。

不合資格股東權利

供股文件將不會按香港及百慕達以外任何司法權區之適用證券法註冊或存檔。董事認為,向不合資格股東提呈供股股份,在未遵照其他司法權區之註冊及其他特別手續之情況下,將會或可能屬不合法或不可行。本公司將向不合資格股東送交供股章程,但僅作參考而已,惟不會向不合資格股東送交暫定配發通知書或額外供股股份申請表格。於本公佈日期,不合資格股東持有合共21,987股股份,佔本公司已發行股本約0.0026%。

倘可取得溢價(扣除開支後),本公司將於未繳股款之供股股份開始買賣後儘快安排原應暫定配發予不合資格股東之供股股份以其未繳股款之形式在市場出售。是項出售所得之款項扣除開支後為數100港元或以上,將按比例支付予不合資格股東。本公司將保留少於100港元之個別款額。

申請額外供股股份

合資格股東若已悉數接納所獲暫定配發之供股股份,可申請不合資格股東任何未售之配額及暫定配發但未獲接納或未繳股款供股股份之承讓人認購之任何供股股份。根據額外供股股份申請所發行之繳足股款供股股份,亦將按每發行一股供股股份發行三股紅股比例與供股股份一併發行。

若申請額外供股股份,可以填妥額外供股股份申請表格,並將該表格聯同一張有關申請認購額外供股股份之支票一併遞交。董事將酌情以公平合理原則配發額外供股股份,但將優先處理將碎股補足整數買賣單位之申請。

上市及買賣

本公司將向聯交所上市委員會申請批准未繳股款及繳足股款形式之供股股份及紅股之上市及買賣。

為於聯交所進行買賣,未繳股款及繳足股款之供股股份之買賣單位均為每手2,000股,此為現有股份於聯交所之每手買賣單位。

買賣登記於本公司在香港之股東名冊分冊上未繳股款及繳足股款形式之供股股份須繳付香港印花稅。

包銷安排

不可撤回承諾

於本公佈日期,控股股東連同彼等之聯繫人士現時持有493,427,762股股份,佔本公司已發行股本約57.89%,彼等不可撤回地承諾接納彼等於供股之暫定配額合共197,371,104股供股股份。執行董事孫志沖先生(持有181,500股股份,佔本公司已發行股本0.02%)已不可撤回地承諾接納其暫定配額72,600股供股股份。

董事(合共持有94,600,731份購股權)不可撤回地承諾不會於最後接納期限及繳付供股股款當日或之前行使附於購股權之認購權。

包銷協議

日期	:	二零零三年七月十八日
包銷商	:	(1) Modern Orbit Limited (2) 滙富証券有限公司
佣金	:	包銷商所包銷之供股股份之認購價總額之2.5%
包銷費用	:	向滙富証券有限公司支付之一筆過額外款項325,000港元

包銷商已按照共同基準悉數包銷根據供股將發行之所有供股股份(合共不少於143,503,116股供股股份),但不包括根據上文所述之不可撤回承諾將由控股股東及彼等之聯繫人士以及執行董事孫志沖先生認購之197,443,704股供股股份。根據包銷協議,Modern Orbit及滙富証券有限公司將以共同基準按全部未獲認購股份之65.16%及34.84%比例進行包銷供股。因此,按照上文所述之比例計算,Modern Orbit及滙富証券將分別包銷不少於93,506,630股供股股份及49,996,486股供股股份。

終止包銷協議

倘於接納供股股份最後一日後第三個營業日(預期為二零零三年九月二十二日(星期一))下午五時前任何時間內形成、發生或存在以下事項或以下事項生效:

(a) 香港或本集團成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規,或現有法例或法規(或其詮釋或應用)之變動;或

(b) 本地、全國或國際財務、政治、軍事、工業、經濟、貨幣或(不論是否與前述任何事項屬同類)市況變動或任何事件或連串事件導致或可能導致上述變動;或

(c) 本地、全國或國際證券市況出現任何變動(包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制);且

(1) 對本公司或本集團或供股已經或將會造成重大不利影響;或

(2) 對或將會對供股之成效或接納供股之程度具有重大不利影響;或

(3) 使本公司進行供股屬不智或不宜,則滙富証券有限公司(其本身及代表其他包銷商)可向本公司發出書面通知終止包銷協議所載之安排。

終止通知發出後,除因供股引致之所有合理成本、費用及開支外,包銷商於包銷協議項下之所有責任將予終止,而任何一方概不可向任何他方就有關或關於包銷協議所產生之任何事項索償。倘包銷商行使此項權利,供股將不予進行。

供股條件

供股以(其中包括)達成下列各事項為條件:

1. 股東在股東特別大會上以普通決議案方式通過批准供股及與繳足股款供股股份一併發行紅股;
2. 聯交所上市委員會最遲於章程寄發日期後第一個營業日批准或同意批准未繳股款及繳足股款形式之供股股份及紅股上市及買賣;
3. 本公司於章程寄發日期或之前就供股向香港公司註冊處登記一切有關文件及在百慕達公司註冊處將有關文件存檔;
4. Modern Orbit、Fisherman Enterprises Inc.及董事以及彼等之聯繫人士遵守彼等之不可撤回承諾;及
5. 包銷商根據包銷協議之責任成為無條件而包銷協議並無根據其條款或其他方式遭終止。

預期時間表

供股之預期時間表如下:

	二零零三年
寄發通函予股東	八月十四日(星期四)或之前
以連權形式買賣股份之最後交易日	八月二十二日(星期五)
以除權形式買賣股份之首日	八月二十五日(星期一)
呈交股份過戶文件之截止時間	八月二十六日(星期二)下午四時
暫停辦理過戶登記手續(首尾兩日包括在內)	八月二十七日(星期三)至九月一日(星期一)
交回股東特別大會代表委任表格之截止時間	八月三十日(星期六)上午九時三十分
股東特別大會召開日期	九月一日(星期一)上午九時三十分
記錄日期	九月一日(星期一)
寄發供股文件	九月一日(星期一)
恢復辦理過戶登記手續	九月二日(星期二)
買賣未繳股款供股股份首日	九月三日(星期三)
分拆未繳股款供股股份最後限期	九月八日(星期一)下午四時
買賣未繳股款供股股份最後日期	九月十一日(星期四)
接納供股股份及支付股款最後限期	九月十七日(星期三)下午四時
預期供股成為無條件	九月二十二日(星期一)下午五時
公佈供股之接納結果	九月二十三日(星期二)
寄發全部或部份不獲接納之額外供股股份申請退款支票之日期	九月二十三日(星期二)

— 約15,000,00
— 約20,000,000
— 約10,000,000
— 餘下約1,800

有關詳情,請參

董事確認,上文

鑑於目前市況,本集
股所得款項將可增強

供股(經扣除開支及

- 約15,100,000港元
- 約4,600,000港元
- 約5,000,000港元
- 約7,300,000港元

倘上述款項未有即時

於二零零三年六月三
該名董事及Fisherman
之貸款按年利率10厘
二零零三年八月三十

董事(包括獨立非執
等貸款之條款亦屬公

雖然一名董事墊付之
東投票。由於在本關
遵守上市規則之規定

於二零零三年六月三
付利息及就銀行透支

董事認為,償還一名
後約50.6%(根據二零

董事已考慮其他多項
以長期融資(以證券方
本貢獻獲取額外資源
董事認為供股集資乃

有關購股權之調整

任何根據本公司分別
會由獨立專業顧問核

一般事項

根據上市規則,供股
司將委任一名獨立財
予股東。

暫停及恢復股份買

因應本公司之要求,
零零三年七月二十五

釋義

於本公佈中,除文義

「接納日期」

「聯繫人士」

「紅股」

「紅股發行」

「營業日」

「公司條例」

「本公司」

「控股股東」

「董事」

「本集團」

「香港」

「獨立董事委員會」

「獨立股東」

「不可撤回承諾」

「發行價」

「最後交易日」

「上市規則」

「Modern Orbit」

「不合資格股東」

「供股章程」

「章程寄發日期」

「合資格股東」

「記錄日期」

「供股」

「供股文件」

「供股股份」

「證券及期貨條例」

「股東特別大會」

「股份」

「購股權」

「股東」

「聯交所」

「包銷商」

「包銷協議」

「港元」

「%」

股股份之認購價0.10

紅股之持有人將有權

適合，已申請)及支

他司法權區之註冊及
格股東送交暫定配發

股款之形式在市場出

之承讓人認購之任何
。
情以公平合理原則配

彼等於供股之暫定配
額72,600股供股股份。

撤回承諾將由控股股
同基準按全部未獲認
供股股份及49,996,486

事項或以下事項生效：
應用)之變動；或
致或可能導致上述變

重大限制)；且

所載之安排。
任何他方就有關或關

二零零三年
四日(星期四)或之前
月二十二日(星期五)
月二十五日(星期一)
日(星期二)下午四時
至九月一日(星期一)
期六)上午九時三十分
期一)上午九時三十分
九月一日(星期一)
九月一日(星期一)
九月二日(星期二)
九月三日(星期三)
日(星期一)下午四時
九月十一日(星期四)
日(星期三)下午四時
日(星期一)下午五時
月二十三日(星期二)
月二十三日(星期二)
三日(星期二)或之前
月二十五日(星期四)
何更改將於適當時向

有關詳情，請參閱本公司分別於二零零二年二月一日、二零零二年二月二十日及二零零二年三月十五日刊發之公佈、通函及供股章程。

董事確認，上文所述於先前所進行之集資活動所籌得資金已被全部運用，並已按照各項公佈內所述之計劃所得款項用途應用。

鑑於目前市況，本集團現時流動資金短絀及擬籌集資金數額龐大，董事認為供股乃本集團籌集資金以增強財政狀況，發展其特許權及經銷業務之良機。供股所得款項將可增強本公司之整體營運資金及資產狀況，繼而改善本集團之財政資產與負債狀況。

供股(經扣除開支及假設尚未行使購股權未獲行使)之估計所得款項淨額約為32,000,000港元。董事擬將該筆款項運用如下：

- 約15,100,000港元用以償還一名董事所墊支貸款之未償還部份；
- 約4,600,000港元用作償還部份結欠Fisherman Enterprises Inc.(由一名董事全資擁有之公司)之墊支貸款；
- 約5,000,000港元用以償還本集團之部份銀行透支；及
- 約7,300,000港元用作本集團額外營運資金。

倘上述款項未有即時撥作有關用途，董事目前計劃將供股所得款項淨額存放作為短期存款。

於二零零三年六月三十日，一名董事及Fisherman Enterprises Inc.所墊支貸款之尚未償還結餘分別約為15,100,000港元及5,100,000港元，而兩項貸款均屬無抵押。該名董事及Fisherman Enterprises Inc.所墊支貸款之年期分別由二零零二年十一月及二零零一年十一月開始，並已全數被用作本集團之營運資金。董事所墊支之貸款按年利率10厘計息，而就Fisherman Enterprises Inc.所墊支貸款，則按年利率6厘(較最優惠利率高1厘)計息。預期本公司將於二零零三年七月三十一日、二零零三年八月三十一日及二零零三年九月三十日或之前分三期償還董事所墊支之貸款。

董事(包括獨立非執行董事)經詳細及審慎考慮後，認為分別由一名董事及Fisherman Enterprises Inc.所墊支之貸款乃符合本公司及其股東之整體利益，而該等貸款之條款亦屬公平合理。

雖然一名董事墊付之貸款屬關連交易，但本公司認為該項交易乃按一般商業(或較佳)條款授予，屬上市規則豁免範疇，故並無將該項交易提呈任何獨立股東投票。由於在本關連交易協議時聯交所並無接獲知會，聯交所將審閱該貸款之條款，以確定交易是否確實按一般商業(或較佳)條款授予以及本公司有否遵守上市規則之規定。若情況需要，本公司可能就此另作公佈。

於二零零三年六月三十日，未償還之其中一間銀行的透支約為15,000,000港元。本公司須就銀行透支10,000,000港元按年利率約6.25%(最優惠利率另加1.25)支付利息及就銀行透支約5,000,000港元按年利率13.0%(最優惠利率另加8%)支付利息。銀行透支已被全數用作本集團之營運資金。

董事認為，償還一名董事及Fisherman Enterprises Inc.所墊支貸款以及部份銀行透支合共約24,700,000港元，將可改善負債比率，即由供股前約61.9%降至供股後約50.6%(根據二零零二年十二月三十一日之經審核財務資料)以及節省利息開支，從而為本集團提供額外營運資金。

董事已考慮其他多項為本集團集資之方法，例如配售新股及銀行貸款。鑑於市道疲弱，近期之經濟氣候及向銀行貸款將會令資產負債比率上升，董事認為以長期融資(以證券方式更佳)為本集團之長遠增長提供資金將會較為穩妥。此外，董事較傾向以供股形式集資，原因為供股將能令本集團藉現有股東之資本貢獻獲取額外資源，而毋須以令現有股東於本公司之權益被攤薄之私人配售新股形式集資。由於供股可讓全體股東維持彼等各自於本公司之股權比重，董事認為供股集資乃符合本公司及其股東之整體利益。

有關購股權之調整

任何根據本公司分別於一九九一年六月二十二日、二零零一年六月二十八日及二零零二年五月三十日所採納之購股權計劃所進行之購股權行使價調整(將會由獨立專業顧問核實)，均會通知購股權持有人。進一步詳情將會於通函內披露。

一般事項

根據上市規則，供股(包括就繳足股款供股股份發行紅股)必須獲得股東之批准。此外，控股股東將於股東特別大會上就批准供股之決議案放棄投票。本公司將委任一名獨立財務顧問，以向股東提供意見。一份載有有關(其中包括)供股、獨立財務顧問之推薦意見及召開股東特別大會通告之通函將會盡快寄發予股東。

暫停及恢復股份買賣

因應本公司之要求，股份已於二零零三年七月二十一日(星期一)上午九時三十分起在聯交所暫停買賣，以待刊發本公佈。本公司已向聯交所申請股份於二零零三年七月二十五日(星期五)上午九時三十分起恢復買賣。

釋義

於本公佈中，除文義另有指明外，下列詞語具有以下涵義：

「接納日期」	指	二零零三年九月十七日(星期三)或包銷商與本公司書面協定之其他日期，為接納供股股份及支付股款之最後期限
「聯繫人士」	指	根據上市規則所賦予之涵義
「紅股」	指	將向首先登記之繳足股款供股股份持有人按每一股繳足股款供股股份獲發三股紅股(入賬列作繳足)基準配發及發行不少於1,022,840,460股新股份
「紅股發行」	指	按每持有一股供股股份發行三股紅股比例向首次登記為供股股份之持有人發行紅股
「營業日」	指	聯交所買賣證券之營業日
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之有限公司，其普通股於聯交所上市
「控股股東」	指	Modern Orbit、李文輝先生、余金霞女士、李文彬先生及Fisherman Enterprises Inc.連同彼等各自聯繫人士
「董事」	指	本公司董事，包括執行董事、非執行董事及獨立非執行董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	董事會轄下之獨立董事委員會成立以就供股(包括發行紅股連同繳足供股股份)提供意見
「獨立股東」	指	控股股東及其聯繫人士以外股東
「不可撤回承諾」	指	Modern Orbit、Fisherman Enterprises Inc.、李永森先生、余金霞女士、李文輝先生、李文彬先生、孫志沖先生、李卓民先生、陳文生先生及何秀月女士各就本身股份及／或尚未行使購股權作出不可撤回承諾
「發行價」	指	每股供股股份0.10港元
「最後交易日」	指	二零零三年七月十八日(星期五)，即股份暫停在聯交所買賣以待發表本公佈前之最後交易日
「上市規則」	指	聯交所證券上市規則
「Modern Orbit」	指	Modern Orbit Limited，於英屬處女群島註冊成立之公司，持有共450,513,734股股份，約佔本公司已發行股本總額之52.86%
「不合資格股東」	指	合資格股東以外之股東
「供股章程」	指	本公司將就供股刊發之供股章程
「章程寄發日期」	指	供股章程寄發日期
「合資格股東」	指	於記錄日期營業時間結束時名列本公司股東名冊及在名冊之地址乃在香港之股東
「記錄日期」	指	釐定供股配額之參照日期(預期為二零零三年九月一日(星期一))
「供股」	指	建議以每股供股股份作價0.10港元發行供股股份，比例是每持有五股現有股份發行兩股供股股份以及每持有一股繳足供股股份發行三股紅股。
「供股文件」	指	供股章程、暫定配發通知書及額外供股股份之申請表格
「供股股份」	指	根據供股按將予發行及配發不少於340,946,820股之新股份
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東特別大會」	指	本公司於二零零三年九月一日(星期一)上午九時三十分就考慮並酌情通過(其中包括)有關供股及紅股發行之有關決議案召開之本公司股東特別大會
「股份」	指	本公司股本中每股面值0.10港元之股份
「購股權」	指	本公司分別於一九九一年六月二十二日、二零零一年六月二十八日及二零零二年五月三十日採納之購股權計劃所授出之購股權
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「包銷商」	指	Modern Orbit及滙富証券有限公司，彼等根據包銷協議之責任為各別責任(而非共同或共同及各別責任)
「包銷協議」	指	本公司與包銷商於二零零三年七月十八日就供股之包銷訂立之協議
「港元」	指	香港法定貨幣港元
「%」	指	百分比

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零三年七月二十四日

82-3990

The Standard Thursday, 14 August 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSED RIGHTS ISSUE ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY FIVE EXISTING SHARES HELD WITH BONUS SHARES TO BE ISSUED ON THE BASIS OF THREE BONUS SHARES FOR EVERY FULLY PAID RIGHTS SHARE

DESPATCH OF CIRCULAR

AND

LOAN FROM A DIRECTOR

The circular accompanying the notice for convening the SGM for approving, among other things, the Rights Issue with the Bonus Shares Issue will be despatched to Shareholders on 14 August 2003.

On 7 November 2002, the Company and a Director entered into a loan agreement in respect of a term loan for the amount of HK$15,000,000 at the interest rate of 10% per annum and repayable in three instalments on or before 30 September 2003. The Directors (including the independent non-executive Directors) are of the view that the Loan falls within Rule 14.24(8) and is not subject to any disclosure and/or shareholders approval requirements under the Listing Rules. The Listing Division may not agree to the view of the Directors and has requested for further information to consider whether or not the Company was entitled to the exemption provision of Rule 14.24(8) with regard to the Loan.

Reference is made to the announcement made by the Company dated 24 July 2003 (the "Announcement"). Unless otherwise defined, terms used herein shall have the same meanings as in the Announcement.

Despatch of SGM circular

The circular accompanying the notice for convening the SGM for approving, among other things, the Rights Issue with the Bonus Shares Issue will be despatched to Shareholders on 14 August 2003. The SGM will be held at 9:30 a.m. at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003.

Loan from a Director

It was stated in the paragraph headed "Reasons for the Rights Issue and use of proceeds" in the Announcement that a Director agreed to advance a loan in the principal amount of HK$15 million to the Company in November 2002 (the "Loan"). At the request of the Stock Exchange, the Directors set out below further details regarding the Loan.

On 7 November 2002, the Company and a Director entered into a loan agreement in respect of a term loan for the amount of HK$15,000,000 at the interest rate of 10% per annum and repayable in three instalments on or before 31 July 2003, 31 August 2003 and 30 September 2003. The Loan was drawn down in three tranches of HK$5,000,000, HK$7,000,000 and HK$3,000,000, respectively in November 2002, December 2002 and January 2003. The Loan has been fully utilised as general working capital of the Group during the period from November 2002 to January 2003. As at 30 June 2003, the outstanding balance of the Loan was approximately HK$15.1 million. Details of the Loan has been set out in the paragraph headed "Directors' interests in contracts" in the Directors' Report in the 2002 annual report of the Company.

The Directors (including the independent non-executive Directors) having regard to the following factors are of the view that Loan was on normal commercial (or better) terms and falls within Rule 14.24(8) and is not subject to any disclosure and/or shareholders approval requirements under the Listing Rules:

- during 2002 and the first quarter of 2003, the Company approached more than ten financial institutions for term loans and/or general banking facilities. No proposal was made by any of these financial institutions as they would only offer secured lending and the Group has no available unpledged assets in Hong Kong. None of these financial institutions would provide general banking facilities, other than those already granted to the Group;
- the Company had obtained advice from an independent financial adviser in relation to: (a) the existing banking facilities of the Group and the pledged asset coverage; (b) that no other banks that the Company had approached before had offered any additional or increased facilities; and (c) the possible alternatives (as stated below) for raising the requisite funds. The independent financial adviser, after taking into account the time constraints for obtaining new loans and the due dates for repayment of existing bank loans for which new loans were required; the then financial position of the Group; the reluctance of financial institutions to grant new unsecured banking facilities to the Group; and the other fund raising alternatives, advised the Company that the terms of the Loan offered by the Director was on normal commercial terms and fair and reasonable in the then circumstances;

  The Company has also obtained legal advice from its counsels and was advised that, based on the conclusion of the independent financial adviser that the Loan was on normal commercial (or better) terms, the Loan falls within the scope of Rule 14.24(8) of the Listing Rules;
- all short-term overdrafts were fully utilised and some trust receipts loans were due for repayment. Part of the short-term overdrafts amounting to approximately HK$4 million is incurring interest at 8% per annum above the best lending rate or approximately 13% per annum currently. The remaining short-term overdrafts and the trust receipts are incurring interest at 1.25% to 2.0% above the best lending rate and 0.5% to 1.0% above the best lending rate, respectively; and
- to ensure that the loan advanced from the Director was properly documented, proper loan documentations were prepared by the lawyers.

The Directors had considered several possible fund raising alternatives for fund raising to strengthen the financial position of the Group, including:

- issue of unsecured convertible notes: the Company had approached a placing agent for a possible issue of unsecured convertible notes. However, the interest rate quoted by the placing agent was approximately 13.5% per annum, which was higher than the interest rate of the loan offered by the Director and the placing agent only proposed to place on a best effort basis instead of on a fully underwritten basis in light of the weak market after the "penny stock" fiasco in July 2002. Therefore, the Directors did not consider that the issue of unsecured convertible notes as feasible given the high interest rate payable and reluctance of the placing agent to fully underwrite the unsecured convertible notes, which meant the Company may not be able to raise the amount of funds it desired;
- private placement: no placement was possible during that moment given the low liquidity of trading of the Shares and also the fact that the trading price was well below par value as the stock market has yet recovered from the July 2002 "penny stock" saga; and
- disposal of certain assets of the Group: the Directors considered that this alternative is time consuming since prolonged discussions may be required for the parties to reach terms which are acceptable to both buyers and the Company and therefore it was not considered as a suitable alternative at the time when the Company was in need of general working capital. The Company continued to seek buyers for certain of the Group's assets but no material disposal has been made so far.

Based on the above factors, the Directors, including the independent non-executive Directors, after due and careful consideration, were of the view that the loan from the Director was for the benefit of the Company and its Shareholders as a whole and the terms were fair and reasonable.

In light of the above, the Stock Exchange had not been notified of the loan advanced from the Director at the time the loan was entered into and the Stock Exchange has requested the Company to provide further information in this regard. The Company was informed that the Listing Division may not agree to the view of the Directors. The Stock Exchange has indicated that it will review the terms of the Loan, and in particular, whether the loan was granted on normal commercial (or better) terms, and consider whether or not the Company was entitled to the exemption provision of Rule 14.24(8).

By Order of the Board of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong SAR, 13 August 2003



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

建議按每持有五股現有股份
配發兩股供股股份之比例進行供股
連同按每股繳足股款供股股份
配發三股紅股之比例進行紅股發行
寄發通函
及
一名董事貸款

通函載有召開股東特別大會以批准(其中包括)供股及紅股發行之通告，將於二零零三年八月十四日寄發予股東。

於二零零二年十一月七日，本公司與一名董事就一筆15,000,000港元之有期貸款訂立貸款協議，該筆有期貸款按年利率10%計息，並須於二零零三年九月三十日或之前分三期償還。董事(包括獨立非執行董事)認為該貸款屬上市規則第14.24(8)條所述之範圍，無須受有關作出任何披露及／或獲股東批准之限制。上市科可能不同意董事之觀點，已要求提供其他資料以考慮本公司是否能就貸款獲享第14.24(8)條所指之豁免。

謹提述本公司於二零零三年七月二十四日刊發之公佈(「該公佈」)。除文義另有所指外，本公佈所使用之詞彙與該公佈所界定者具相同涵義。

寄發股東特別大會通函

通函載有召開股東特別大會以批准(其中包括)供股及紅股發行之通告，將於二零零三年八月十四日寄發予股東。股東特別大會將於二零零三年九月一日(星期一)上午九時三十分於香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行。

一名董事之貸款

該公佈中「供股之理由及所得款項用途」一段載列，一名董事已於二零零二年十一月同意向本公司墊支本金額為15,000,000港元之貸款(「貸款」)。應聯交所要求，董事列出有關貸款之詳情如下。

於二零零二年十一月七日，本公司與一名董事就一筆為數15,000,000港元之有期貸款而訂立貸款協議，該筆貸款按年利率10%計算利息，並須於二零零三年七月三十一日、二零零三年八月三十一日及二零零三年九月三十日或之前分三期償還。貸款分別於二零零二年十一月、二零零二年十二月及二零零三年一月分三期發放，款額分別為5,000,000港元、7,000,000港元及3,000,000港元。貸款已於二零零二年十一月至二零零三年一月期間悉數用作本集團一般營運資金。於二零零三年六月三十日，貸款之未清償結餘約15,100,000港元。貸款詳情載於本公司二零零二年年報內董事會報告書中「董事在合約上之利益」一段。

董事(包括獨立非執行董事)經考慮下列因素後，認為貸款乃按一般商業(或更佳)條款授出，屬上市規則第14.24(8)條之範圍內，故無須受有關任何披露及／或股東批准規定之限制：

- 於二零零二年年內及二零零三年第一季期間，本公司就有關貸款及／或一般銀行信貸接觸超過十間財務機構，然而，由於該等財務機構只提供有抵押貸款而本集團於香港並無可供動用之未抵押資產，故並未有財務機構提出任何建議，除已批授之一般銀行信貸外，該等財務機構概不向本集團提供其他信貸；
- 本公司已就(a)現有本集團銀行信貸及已抵押資產覆蓋率；(b)本公司之前所接觸之其他銀行並未提供任何額外或新增信貸；及(c)集團所需額外資金之可行選擇(如下文所述)從獨立財務顧問獲取意見。獨立財務顧問經考慮需獲取新貸款及需償還到期償還現有銀行貸款之迫切性；本集團當時之財務狀況，財務機構不願在無抵押之情況下向本集團批授新銀行貸款；以及其他集資選擇並無得失知本公司，董事提供之貸款之條款屬一般商業條款，且在當時情況而言屬公平及合理；
- 本公司已獲得其律師之法律意見，並獲告知根據獨立財務顧問之意見，該貸款乃按一般商業(或更佳)條款授出，而貸款乃屬上市規則第14.24(8)條之範圍內；
- 全部短期透支已經動用，而部份信託收據貸款亦到期償還，部份短期透支(約4,000,000港元)現時按最優惠利率加8%或約年利率13%計算利息，餘下短期透支及信託收據貸款分別以最優惠利率加1.25%至2%以及以最優惠利率加0.5%至1.0%計算利息；及
- 確保董事墊支之貸款均有妥善文件記錄，而律師已準備妥當之貸款文件。

董事已考慮多個有關集資之可行方案以加強本集團之財務狀況，包括：

- 發行無抵押可換股票據：本公司已接觸一間配售代理研究發行無抵押可換股票據。然而，該配售代理所報之年利率為約13.5%，較董事提供之貸款之息率高，且繼於二零零二年七月「仙股」事件後市道疲弱，配售代理所提供之建議僅以盡力行事之方式而非悉數包銷形式進行。因此，鑑於應付之利率偏高以及配售代理不願悉數包銷無抵押可換股票據，即本公司未必能籌集所需資金，故董事認為發行無抵押可換股票據並不可行；
- 私人配售：由於股份流動性偏低，加上股市仍未能從二零零二年七月「仙股」事件復原，股份之買賣價遠低於面值，故此時進行配售不可行；及
- 建議出售本集團若干資產：由於需要長時間討論使有關各方達致買方及本公司均能接納之條款，故董事認為，此項選擇需時，因此，當本公司需要一般營運資金時候，這項乃被視為非合適方案。本公司繼續為本集團若干資產尋求買家，惟迄今尚未有重大出售事項。

根據上文所述因素，董事(包括獨立非執行董事)經詳細考慮後，認為董事貸款對本公司及其股東整體有利，且條款屬公平合理。

有見及此，聯交所於貸款訂定時並未獲告知有關董事墊支之貸款，聯交所已就此要求本公司提供其他資料。本公司已獲上市科告知可能不同意董事觀點，聯交所已表示將審閱有關貸款之條款，尤其貸款是否按一般商業(或更佳)條款授出，並考慮本公司是否能就貸款獲享第14.24(8)條所指之豁免。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港特別行政區，二零零三年八月十三日



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Result of SGM, Despatch of Rights Issue Documents and Odd-lot facility arrangement

The Directors are pleased to announce that all the ordinary resolutions proposed at the SGM held on 1 September 2003 have been duly passed by the Shareholders. The Rights Issue Documents have been despatched to the Qualifying Shareholders on 1 September 2003.

In order to alleviate the difficulties arising from the exercise (if any) of odd-lots of the Shares as a result of the Rights Issue and the Bonus Shares Issue, the Company has agreed to procure South China Securities Limited to stand in the market to provide matching services on a best effort basis for the holders of odd-lots of the Shares during the period from Thursday, 25 September 2003 to Friday, 24 October 2003 (both dates inclusive).

Dealings in the Rights Shares in their nil-paid form are expected to take place from Wednesday, 3 September 2003 to Thursday, 11 September 2003 (both dates inclusive). If the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Reference is made to the circular issued by WO KEE HONG (HOLDINGS) LIMITED (the "Company") dated 14 August 2003 (the "Circular") and the announcement dated made by the Company 24 July 2003. Unless otherwise stated, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular.

Result of SGM and despatch of Rights Issue Documents

The Directors are pleased to announce that all the ordinary resolutions proposed for approving the Rights Issue with the Bonus Shares Issue, Bonus Shares Issue and the granting of General Mandate were duly passed by the Shareholders present and voting in person or by proxy at the SGM held on 1 September 2003.

Dealings in the Rights Shares in their nil-paid form are expected to take place from Wednesday, 3 September 2003 to Thursday, 11 September 2003 (both dates inclusive). If the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Odd-lot facility arrangement

In order to alleviate the difficulties arising from the exercise (if any) of odd-lots of the Shares as a result of the Rights Issue and the Bonus Shares Issue, the Company has agreed to procure South China Securities Limited to stand in the market to provide matching services on a best effort basis for the holders of odd-lots of the Shares during the period from Thursday, 25 September 2003 to Friday, 24 October 2003 (both dates inclusive). Holders of odd lots of the Shares who wish to dispose of the odd-lots of Shares or to top up to board lots of 2,000 Shares, may contact Mr. Francis Wu and Mr. Victor Chan of South China Securities Limited at 28/F., Bank of China Tower, 1 Garden Road, Central, Hong Kong at telephone number (852) 2845 6636 during the period from Thursday, 25 September 2003 to Friday, 24 October 2003 (both dates inclusive).

Shareholders should note that successful matching of sale and purchasing of odd lots of Shares traded on the Stock Exchange is not guaranteed.

By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 1 September 2003



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

股東特別大會結果、寄發供股文件及零碎股份安排

> 董事欣然宣佈，於二零零三年九月一日舉行之股東特別大會上提呈之所有普通決議案，已獲股東正式通過。供股文件已於二零零三年九月一日寄發予合資格股東。
>
> 為減輕因供股連紅股發行產生零碎股份（如有）而引致之不便，本公司已同意由南華證券投資有限公司於二零零三年九月二十五日（星期四）至二零零三年十月二十四日（星期五）（包括首尾兩日）期間於市場上竭力為零碎股份持有人提供零碎股份對盤服務。
>
> 未繳股款形式之供股股份預期將於二零零三年九月三日（星期三）至二零零三年九月十一日（星期四）（包括首尾兩日）期間進行買賣。倘若供股之條件未獲達成，供股將不會進行。

茲提述和記行（集團）有限公司（「本公司」）於二零零三年八月十四日刊發之通函（「通函」）及於二零零三年七月二十四日刊發之公佈。除文義另有所指外，本公佈所用詞彙應與通函所界定者具相同涵義。

股東特別大會結果及寄發供股文件

董事欣然宣佈，就批准供股連紅股發行、紅股發行及授出一般授權而提呈之所有普通決議案，已於二零零三年九月一日舉行之股東特別大會上獲出席大會並投票之股東（親身或委派代表）正式通過。

未繳股款形式之供股股份預期將於二零零三年九月三日（星期三）至二零零三年九月十一日（星期四）（包括首尾兩日）期間進行買賣。倘若供股之條件未獲達成，供股將不會進行。

零碎股份安排

為減輕因供股連紅股發行產生零碎股份（如有）而引致之不便，本公司已同意由南華證券投資有限公司於二零零三年九月二十五日（星期四）至二零零三年十月二十四日（星期五）（包括首尾兩日）期間於市場上竭力為零碎股份持有人提供零碎股份對盤服務。零碎股份持有人如欲出售零碎股份或補足至每手2,000股股份，可於二零零三年九月二十五日（星期四）至二零零三年十月二十四日（星期五）（包括首尾兩日）期間致電(852) 2845 6636聯絡南華證券投資有限公司之胡立雄先生及陳威能先生，地址為香港中環花園道1號中銀大廈28樓。

謹請股東注意，不能保證於聯交所買賣零碎股份之對盤能否成功。

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文珊

香港，二零零三年九月一日

* 僅供識別



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

RIGHTS ISSUE
OF 340,946,820 RIGHTS SHARES OF HK$0.10 EACH
AT HK$0.10 PER RIGHTS SHARE
ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY FIVE EXISTING SHARES
HELD ON THE RECORD DATE WITH THE BONUS SHARES ISSUE
ON THE BASIS OF THREE BONUS SHARES
FOR EVERY FULLY PAID RIGHTS SHARE

RESULTS OF THE RIGHTS ISSUE

Financial adviser to WO KEE HONG (HOLDINGS) LIMITED

Kingsway Capital Limited

The Directors announce that as at 4:00 p.m. on Wednesday, 17 September 2003, the Company has received 155 valid acceptances for 320,622,377 Rights Shares provisionally allotted under the Rights Issue (representing approximately 94.03% of the total number of Rights Shares available for subscription under the Rights Issue) and 141 valid excess applications for 521,171,807 Rights Shares (representing approximately 152.86% of the total number of Rights Shares available for subscription under the Rights Issue), amounting to 841,794,184 Rights Shares in aggregate (representing approximately 246.89% of the total number of Rights Shares available for subscription under the Rights Issue).

The Rights Issue has become unconditional at 5:00 p.m. on Monday, 22 September 2003.

Share certificates in respect of the Rights Shares and refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares will be despatched on Tuesday, 23 September 2003. Dealing in the fully paid Rights Shares will commence on Thursday, 25 September 2003.

Reference is made to the Company's prospectus (the "Prospectus") dated 1 September 2003 in respect of the Rights Issue and the Bonus Shares Issue. Unless otherwise stated, capitalised terms used in this announcement shall have the same meanings as defined in the Prospectus.

RESULTS OF THE RIGHTS ISSUE

The Directors announce that as at 4:00 p.m. on Wednesday, 17 September 2003, being the latest time for payment and acceptance of Rights Shares, the Company has received 155 valid acceptances for 320,622,377 Rights Shares provisionally allotted under the Rights Issue (representing approximately 94.03% of the total number of Rights Shares available for subscription under the Rights Issue) and 141 valid excess applications for 521,171,807 Rights Shares (representing approximately 152.86% of the total number of Rights Shares available for subscription under the Rights Issue), amounting to 841,794,184 Rights Shares in aggregate (representing approximately 246.89% of the total number of Rights Shares available for subscription under the Rights Issue). Accordingly, the Rights Issue is over-subscribed by approximately 146.89%.

The Controlling Shareholders together with their respective associates and Mr. Sammy Chi Chung SUEN (an executive Director) have taken up its/his/her provisional allotment of 197,443,704 Rights Shares (representing approximately 57.91% of the total number of Rights Shares available for subscription under the Rights Issue). No excess applications for Rights Shares have been made by the Controlling Shareholders together with their respective associates and Mr. Sammy Chi Chung SUEN.

As the Rights Issue is over-subscribed, the Underwriters will not be called upon to subscribe for under the Underwriting Agreement.

The Rights Issue has become unconditional at 5:00 p.m. on Monday, 22 September 2003.

EXCESS APPLICATIONS

The Directors have resolved to allot the 20,324,443 Rights Shares available for the excess applications on an equitable basis to top up odd lots into full board lots with the remaining excess Rights Shares allocated on the basis set out below:

Number of excess Rights Shares applied for	Number of valid applications	Basis of allotment	Approximate percentage of the allocation of excess Rights Shares applied for (%)
1-1,999	18	fully allotted	100.00
2,000-51,999	37	2,000 each	7.36
52,000-103,999	11	2,000 Rights Shares each and additional 2,000 Rights Shares for 9 out of 11 applicants	4.05
104,000-159,999	4	4,000 Rights Shares each and additional 2,000 Rights Shares for 2 out of 4 applicants	4.05
160,000-249,999	10	8,000 Rights Shares each	4.01
250,000-299,999	1	10,000 Rights Shares each	4.00
300,000-399,999	2	12,000 Rights Shares each and additional 2,000 Rights Shares for 1 out of 2 applicants	4.19
400,000-599,999	13	20,000 Rights Shares each	4.00
600,000-749,999	1	28,000 Rights Shares each	4.12
750,000-899,999	2	32,000 Rights Shares each	4.01
900,000-989,999	1	38,000 Rights Shares each	4.03
990,000-1,099,999	6	40,000 Rights Shares each	4.00
1,100,000-1,199,999	1	46,000 Rights Shares each	4.04
1,200,000-1,799,999	2	48,000 Rights Shares each	3.99
1,800,000-1,999,999	2	70,000 Rights Shares each	3.89
2,000,000-2,499,999	1	78,000 Rights Shares each	3.90
2,500,000-2,699,999	3	98,000 Rights Shares each	3.92
2,700,000-2,799,999	1	106,000 Rights Shares each	3.93
2,800,000-2,999,999	1	110,000 Rights Shares each	3.93
3,000,000-3,179,999	3	118,000 Rights Shares each	3.93
3,180,000-3,999,999	1	124,000 Rights Shares each	3.90
4,000,000-4,799,999	3	156,000 Rights Shares each	3.90
4,800,000-4,899,999	1	188,000 Rights Shares each	3.92
4,900,000-4,999,999	1	192,000 Rights Shares each	3.92
5,000,000-5,899,999	5	194,000 Rights Shares each	3.88
5,900,000-6,899,999	1	230,000 Rights Shares each	3.90
6,900,000-7,499,999	1	268,000 Rights Shares each	3.88
7,500,000-9,989,999	1	292,000 Rights Shares each	3.89
9,990,000-19,999,999	2	388,000 Rights Shares each	3.88
20,000,000-34,999,999	1	776,000 Rights Shares each	3.88
35,000,000-37,999,999	1	1,354,000 Rights Shares each	3.87
38,000,000-97,999,999	1	1,468,000 Rights Shares each	3.86
98,000,000-179,999,999	1	3,780,000 Rights Shares each	3.86
180,000,000-200,000,000	1	7,238,636 Rights Shares each	3.86

The Directors consider that the 20,324,443 Rights Shares available for excess applications have been allocated on a fair and reasonable basis.

SHAREHOLDINGS OF THE COMPANY

To the best knowledge of the Directors, immediately before and after the completion of the Rights Issue, the shareholding structure of the Company will be as follows:

	Immediately before completion of the Rights Issue		Immediately after completion of the Rights Issue	
	Shares	Approximately %	Shares	Approximately %
Controlling Shareholders together with their respective associates (excluding Modern Orbit)	42,914,028	5.03	111,576,472	5.03
Modern Orbit	450,513,734	52.86	1,171,335,706	52.86
Mr. Sammy Chi Chung SUEN	181,500	0.02	471,900	0.02
Sub-total:	493,609,262	57.91	1,283,384,078	57.91
Other Shareholders	358,757,789	42.09	932,770,253	42.09
Kingsway SW Securities	0	0.00	0	0.00
Total:	852,367,051	100.00	2,216,154,331	100.00

CERTIFICATES AND DEALINGS

Share certificates in respect of the fully-paid Rights Shares and the Bonus Shares and refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares will be despatched by ordinary post to those entitled thereto at their own risk by the Hong Kong branch share registrar of the Company on Tuesday, 23 September 2003. Dealings in the fully paid Rights Shares and Bonus Shares on the Stock Exchange will commence on Thursday, 25 September 2003.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 22 September 2003

A83 香港經濟日報 2003年9月23日(星期二)



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

根據記錄日期每持有五股現有股份供兩股供股股份之比例
按每股供股股份0.10港元之價格供340,946,820股每股面值0.10港元之供股股份
以及按每股繳足之供股股份配發三股紅股
供股結果

和記行(集團)有限公司之財務顧問

滙富融資有限公司

董事謹宣佈於二零零三年九月十七日(星期三)下午四時，本公司接獲155份接納供股項下暫定配發之320,622,377股供股股份(佔根據供股可認購之供股股份總數約94.03%)之有效申請，以及141份額外認購521,171,807股供股股份(佔根據供股可認購之供股股份總數約152.86%)之有效申請，合共達841,794,184股供股股份(佔可認購之供股股份總數約246.89%)。

供股於二零零三年九月二十二日(星期一)下午五時正成為無條件。

供股股份之股票及額外供股股份之全部或部份不獲接納申請之退款支票將於二零零三年九月二十三日(星期二)派發。繳足供股股份將於二零零三年九月二十五日(星期四)開始買賣。

謹提述本公司於二零零三年九月一日就供股連同發行紅股刊發之供股章程(「供股章程」)。除文義另有所指外，本公佈之用語與供股章程所定義者具相同涵義。

供股結果

董事謹宣佈，於二零零三年九月十七日(星期三)下午四時(即付款及接納供股股份之最後期限)，本公司接獲155份接納供股項下暫定配發之320,622,377股供股股份(佔根據供股可認購之供股股份總數約94.03%)之有效申請，以及141份額外認購521,171,807股供股股份(佔根據供股可認購之供股股份總數約152.86%)之有效申請，合共達841,794,184股供股股份(佔根據供股可認購之供股股份總數約246.89%)。因此，供股獲超額認購約146.89%。

控股股東連同彼等各自之聯繫人及孫志沖(執行董事)已認購暫定配發之197,443,704股供股股份(佔供股可供認購供股股份總數57.91%)。控股股東連同彼等各自之聯繫人士及孫志沖並無作出超額申請。

由於供股超額認購，包銷商將不會根據包銷協議認購供股股份。

供股於二零零三年九月二十二日(星期一)下午五時正成為無條件。

超額申請

董事議決按公平基準配發可供超額申請之20,324,443股供股股份以補足零碎股份成為完整買賣單位。連同其餘超額供股股份按如下基準配發：

申請之超額 供股股份數目	有效申請數目	配發基準	概約配發百分比
1-1,999	18	全面配發	100.00
2,000-51,999	37	各2,000股	7.36
52,000-103,999	11	各2,000股供股股份及11名申請人中抽9名獲額外2,000股供股股份	4.05
104,000-159,999	4	各4,000股供股股份及4名申請人中抽2名獲額外2,000股供股股份	4.05
160,000-249,999	10	各8,000股供股股份	4.01
250,000-299,999	1	各10,000股供股股份	4.00
300,000-399,999	2	各12,000股供股股份及2名申請人中抽1名獲額外2,000股供股股份	4.19
400,000-599,999	13	各20,000股供股股份	4.00
600,000-749,999	1	各28,000股供股股份	4.12
750,000-899,999	2	各32,000股供股股份	4.01
900,000-989,999	1	各38,000股供股股份	4.03
990,000-1,099,999	6	各40,000股供股股份	4.00
1,100,000-1,199,999	1	各46,000股供股股份	4.04
1,200,000-1,799,999	2	各48,000股供股股份	3.99
1,800,000-1,999,999	2	各70,000股供股股份	3.89
2,000,000-2,499,999	1	各78,000股供股股份	3.90
2,500,000-2,699,999	3	各98,000股供股股份	3.92
2,700,000-2,799,999	1	各106,000股供股股份	3.93
2,800,000-2,999,999	1	各110,000股供股股份	3.93
3,000,000-3,179,999	3	各118,000股供股股份	3.93
3,180,000-3,999,999	1	各124,000股供股股份	3.90
4,000,000-4,799,999	3	各156,000股供股股份	3.90
4,800,000-4,899,999	1	各188,000股供股股份	3.92
4,900,000-4,999,999	1	各192,000股供股股份	3.92
5,000,000-5,899,999	5	各194,000股供股股份	3.88
5,900,000-6,899,999	1	各230,000股供股股份	3.90
6,900,000-7,499,999	1	各268,000股供股股份	3.88
7,500,000-9,989,999	1	各292,000股供股股份	3.89
9,990,000-19,999,999	2	各388,000股供股股份	3.88
20,000,000-34,999,999	1	各776,000股供股股份	3.88
35,000,000-37,999,999	1	各1,354,000股供股股份	3.87
38,000,000-97,999,999	1	各1,468,000股供股股份	3.86
98,000,000-179,999,999	1	各3,780,000股供股股份	3.86
180,000,000-200,000,000	1	各7,238,636股供股股份	3.86

董事認為可供超額申請之20,324,443股供股股份已公平合理地獲配發。

本公司之持股架構

就董事所知於緊接供股完成前及之後，本公司之持股架構如下：

	於緊接供股完成前		於緊接供股完成後	
	股數	*概約%*	*股數*	*概約%*
控股股東及彼等之聯繫人士(不包括Modern Orbit)	42,914,028	5.03	111,576,472	5.03
Modern Orbit	450,513,734	52.86	1,171,335,706	52.86
孫志沖先生	181,500	0.02	471,900	0.02
小計	493,609,262	57.91	1,283,384,078	57.91
其他股東	358,757,789	42.09	932,770,253	42.09
滙富証券有限公司	0	0.00	0	0.00
總計：	852,367,051	100.00	2,216,154,331	100.00

股票及買賣

預計本公司之股份過戶登記處香港分處將於二零零三年九月二十三日(星期二)以平郵方式將繳足股款供股股份及紅股之股票以及超額供股股份全部或部份不成功申請之退款支票寄發予應得人士，郵誤風險概由彼等承擔。繳足股款供股股份及紅股將於二零零三年九月二十五日(星期四)開始在聯交所買賣。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零三年九月二十二日

* *僅供識別*



Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

To : Mr. Wing Sum LEE
Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Raymond Cho Min LEE
Mr. Boon Seng TAN
Mdm Kam Har YUE

c.c. : Mr. Barry John BUTTIFANT

Notice is hereby given that a Meeting of the Directors of the Company will be held at the Board Room, 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 24th September 2003 at 10:30 a.m. for the following purposes:-

AGENDA

(1) To approve the unaudited consolidated interim results of the Group for the six months ended 30th June 2003.

(2) To consider the payment of an interim dividend for the six months ended 30th June 2003, if any.

(3) To approve the draft press announcement of the interim results and the draft interim report for the six months ended 30th June 2003.

(4) To authorize the release of the interim results.

(5) To review the actual performance of the Group against the Management Plan for the period ending 31st December 2003.

(6) To note the list of documents under seal approved for the period ended 30th June 2003.

(7) To report on the results of the Rights Issue and Bonus Issue of shares.

(8) To confirm the role of Executive Chairman compliant with S.4(h) of the Special Act and Bye-Law 119 of the Company's Bye-Laws.

(9) To transact any other business.

Dated this the 22nd day of September 2003.

Phyllis Sum Yu NG
Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular with the accompanying form of proxy to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

This circular is addressed to the shareholders of WO KEE HONG (HOLDINGS) LIMITED for information in connection with a special general meeting of WO KEE HONG (HOLDINGS) LIMITED to be held on Monday, 1 September 2003. This circular is not and does not constitute an offer, nor is it calculated to invite offers for, shares in or other securities of WO KEE HONG (HOLDINGS) LIMITED.



WO KEE HONG (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

PROPOSED RIGHTS ISSUE ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY FIVE EXISTING SHARES HELD WITH BONUS SHARES TO BE ISSUED ON THE BASIS OF THREE BONUS SHARES FOR EVERY FULLY PAID RIGHTS SHARE

Financial adviser to WO KEE HONG (HOLDINGS) LIMITED


集滙
團富

Kingsway Capital Limited

Independent Financial Adviser


Quam
Financial Services Group
華富嘉洛證券融資有限公司
Quam Capital Limited
Member of Quam Group

It should be noted that the Underwriters may terminate their obligations set out in the Underwriting Agreement by notice in writing given by Kingsway SW Securities (for itself and on behalf of the other Underwriter) to the Company at any time if, prior to 5:00 p.m. on the third Business Day after the date on which the latest time for acceptance of the Rights Shares falls, which is expected to be Monday, 22 September 2003, there shall develop, occur, exist or come into effect: (a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other place in which any member of the Group conducts or carries on business; or (b) any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or (c) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise), which: (1) has or will have a material adverse effect on the Company or the Group or the Rights Issue; or (2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or (3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue. Accordingly, if the Underwriters exercise their rights to terminate the Underwriting Agreement, the Rights Issue will not proceed. This means that any persons contemplating selling or purchasing Rights Shares in their nil-paid form during the period in which they may be traded on the Stock Exchange, which is expected to be from Wednesday, 3 September 2003 to Thursday, 11 September 2003, and Shares, which are expected to be dealt in on an ex-rights basis from Monday, 25 August 2003, bear the risk that the Rights Issue may not proceed.

Any shareholders or other persons contemplating selling or purchasing Shares and/or Rights Shares in their nil-paid form during the period when the conditions to which the Rights Issue is subject remain unfulfilled or during which the Underwriters have the right to terminate their obligations for force majeure events or otherwise and who are in any doubt about their position are recommended to consult their professional advisers.

A notice convening a special general meeting of the shareholders of WO KEE HONG (HOLDINGS) LIMITED to be held at 9:30 a.m. at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 is set out on pages 54 to 57 of this circular. Whether or not you intend to be present at the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and deposit at the principal office of the Company at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting or any adjournment thereof, should you so wish.

14 August 2003

CONTENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

The Underwriters may terminate their obligations set out in the Underwriting Agreement by notice in writing given by Kingsway SW Securities (for itself and on behalf of the other Underwriters) to the Company at any time if, prior to 5:00 p.m. on the third Business Day after the date on which the latest time for acceptance of the Rights Shares falls, which is expected to be Monday, 22 September 2003, there shall develop, occur, exist or come into effect:

(a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other place in which any member of the Group conducts or carries on business; or

(b) any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or

(c) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise),

which:

(1) has or will have a material adverse effect on the Company or the Group or the Rights Issue; or

(2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or

(3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue.

Save for all reasonable costs, charges and expenses which may be incurred in connection with the Rights Issue, upon the giving of notice of termination, all obligations of the Underwriters under the Underwriting Agreement shall cease and no party shall have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement. If the Underwriters exercise such right, the Rights Issue will not proceed.

The following information is derived from, and should be read in conjunction with, the full text of this circular.

Number of Shares in issue	852,367,051 Shares as at the Latest Practicable Date
Basis of the Rights Issue *(Note)*	2 Rights Shares for 5 existing Shares held on the Record Date
Basis of issue of Bonus Shares *(Note)*	3 Bonus Shares for every fully-paid Rights Share
Number of Rights Shares to be issued	not less than 340,946,820 Rights Shares
Number of Bonus Shares to be issued	not less than 1,022,840,460 Shares
Amount to be raised by the Rights Issue	approximately HK$34.1 million before expenses
Right of excess applications	Qualifying Shareholders will be entitled to apply for any unsold entitlements of the Non-Qualifying Shareholders and any Rights Shares provisionally allotted but not accepted or otherwise subscribed for by transferees of nil-paid Rights Shares
Non-Qualifying Shareholders	Arrangements will be made for Rights Shares which would otherwise have been provisionally allotted to the Non-Qualifying Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses, of HK$100 or more will be paid pro rata to the Non-Qualifying Shareholders. The Company will retain individual amounts of less than HK$100

Note: As at the Latest Practicable Date, there are outstanding Share Options to subscribe for an aggregate of 171,676,201 Shares. Amongst the Share Option holders, Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE, Ms. Kam Har YUE, Mr. Sammy Chi Chung SUEN, Mr. Raymond Cho Min LEE and Mr. Boon Seng TAN, all of whom are Directors or their associates, in aggregate, are entitled to subscribe for 94,600,731 Shares pursuant to the exercise of the subscription rights attaching to the respective Share Options, have given Irrevocable Undertakings to the Company and the Underwriters not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date.

If the remaining outstanding Share Options are exercised in full on or before the Record Date, a further 30,830,188 Rights Shares and a further 92,490,564 Bonus Shares will be issued under the Rights Issue and the Bonus Shares Issue.

	2003
Last day of dealing in Shares on a cum-rights basis	Friday, 22 August
First day of dealings in Shares on an ex-rights basis	Monday, 25 August
Latest time for lodging transfers of Shares	4:00 p.m. on Tuesday, 26 August
Register of members closed (both dates inclusive)	Wednesday, 27 August to Monday, 1 September
Latest time for return of proxy forms for SGM	9:30 a.m. on Saturday, 30 August
Date of SGM	9:30 a.m. on Monday, 1 September
Record Date	Monday, 1 September
Despatch of the Rights Issue Documents	Monday, 1 September
Register of members re-opens	Tuesday, 2 September
First day of dealings in nil-paid Rights Shares	Wednesday, 3 September
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Monday, 8 September
Last day of dealings in nil-paid Rights Shares	Thursday, 11 September
Latest time for payment for and acceptance of Rights Shares	4:00 p.m. on Wednesday, 17 September
Rights Issue expected to become unconditional	5:00 p.m. on Monday, 22 September
Announcement of results of acceptance of the Rights Issue	Tuesday, 23 September
Despatch of refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares	Tuesday, 23 September
Certificates for fully-paid Rights Shares and Bonus Shares expected to be despatched on or before	Tuesday, 23 September
First day of dealings in the fully-paid Rights Shares and the Bonus Shares	Thursday, 25 September

In this circular (other than in the notice of the SGM), the following expressions have the meanings respectively set opposite them unless the context otherwise requires:

"Acceptance Date"	Wednesday, 17 September 2003, or such other date as the Underwriters may agree in writing with the Company as the latest date for acceptance of, and payment for, the Rights Shares
"Announcement"	the announcement made by the Company dated 24 July 2003, in relation to the proposed Rights Issue with Bonus Shares Issue
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Board"	board of Directors
"Bonus Shares"	not less than 1,022,840,460 new Shares to be allotted and issued by way of bonus to the first registered holders of the fully-paid Rights Shares on the basis of 3 Shares (credited as fully-paid) for every fully-paid Rights Share
"Bonus Shares Issue"	the issue of Bonus Shares to the first registered holders of the Rights Shares, credited as fully paid, on the basis of 3 Bonus Shares for every Rights Share
"Business Day"	any day on which the Stock Exchange is open for the business of dealing in securities
"CCASS"	the Central Clearing and Settlement System, established and operated by HKSCC
"Code"	the Hong Kong Codes on Takeovers and Mergers and Share Repurchases
"Company"	WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability the shares of which are listed on the Stock Exchange
"Controlling Shareholders"	Modern Orbit, Mr. Richard Man Fai LEE, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE and Fisherman Enterprises Inc. together with their respective associates

"Director(s)"	director(s) of the Company, including the executive directors, non-executive director and independent non-executive directors
"General Mandate"	the general mandate proposed to be granted to the Directors at the SGM, for the issue and allotment of such number of Shares, as representing not more than 20% of the issued share capital of the Company as enlarged by the Rights Shares and the Bonus Shares;
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Independent Board Committee"	an independent committee of the Board comprising Mr. Boon Seng TAN and Mr. Raymond Cho Min LEE, both of whom are independent non-executive Directors to advise the Independent Shareholders on the proposed Rights Issue including the issue of the Bonus Shares with the fully paid Rights Shares
"Independent Shareholders"	Shareholders other than the Controlling Shareholders and their associates
"Irrevocable Undertakings"	the irrevocable undertakings given by each of Modern Orbit, Fisherman Enterprises Inc., Mr. Wing Sum LEE, Ms. Kam Har YUE, Mr. Richard Man Fai LEE, Mr. Jeff Man Bun LEE, Mr. Sammy Chi Chung SUEN, Mr. Raymond Cho Min LEE, Mr. Boon Seng TAN and Ms. Siew Yit HOH to the Company and the Underwriters in respect of their Shares and/or outstanding Share Options
"Issue Price"	Price of HK$0.10 per Rights Share
"Kingsway Capital"	Kingsway Capital Limited, a deemed Licensed Corporation, financial adviser to the Company in relation to the Rights Issue and a fellow subsidiary of Kingsway SW Securities

"Kingsway SW Securities"	Kingsway SW Securities Limited, a deemed Licensed Corporation, one of the Underwriters of the Rights Issue and a fellow subsidiary of Kingsway Capital
"Last Trading Day"	Friday, 18 July 2003 being the last trading day before the suspension of the trading of the Shares on the Stock Exchange pending the publication of the Announcement on Friday, 25 July 2003
"Latest Practicable Date"	8 August 2003, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Licensed Corporation"	a party falling within the definition of "licensed corporation" in the SFO
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"Modern Orbit"	Modern Orbit Limited, a company incorporated in the British Virgin Islands and holds 450,513,734 Shares, representing approximately 52.86% of the total issued share capital of the Company as at the Latest Practicable Date and one of the Underwriters of the Rights Issue
"Non-Qualifying Shareholder(s)"	Shareholder(s) other than the Qualifying Shareholders
"PRC"	The People's Republic of China which for this purpose of this circular shall exclude Hong Kong, Macau and Taiwan
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue and the Bonus Shares Issue
"Prospectus Posting Date"	date of despatch of the Prospectus, which is expected to be 1 September 2003

"Qualifying Shareholder(s)"	Shareholder(s) whose names appear on the register of members of the Company at the close of business on the Record Date and whose address(es) as shown in the register of members of the Company on that date is/are in Hong Kong
"Quam Capital"	Quam Capital Limited, a deemed Licensed Corporation and the independent financial adviser to the Independent Board Committee in relation to the Rights Issue with the Bonus Shares Issue
"Record Date"	the date by reference to which entitlements to the Rights Issue are to be determined, which is expected to be Monday, 1 September 2003
"Rights Issue"	the proposed issue of the Rights Shares with Bonus Shares at a price of HK$0.10 per Rights Share on the terms and conditions described in this circular and the Rights Issue Documents
"Rights Issue Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Rights Share(s)"	not less than 340,946,820 new shares to be allotted and issued under the Rights Issue
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGM"	the special general meeting of the Company to be held at 9:30 a.m. at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 to consider and, if thought fit, pass ordinary resolutions for approving the Rights Issue with the Bonus Shares Issue, Bonus Shares Issue and the granting of General Mandate, the notice of which is set out on pages 54 to 57 of this circular
"Share(s)"	share(s) of a nominal value of HK$0.10 each in the capital of the Company
"Share Options"	the share option scheme of the Company adopted on 22 June 1991, 28 June 2001 and 30 May 2002, respectively
"Shareholder(s)"	holder(s) of Share(s)

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Underwriters"	Modern Orbit and Kingsway SW Securities, whose obligations shall be several (and not joint or joint and several)
"Underwriting Agreement"	the agreement dated 18 July 2003 entered into between the Company and the Underwriters in relation to the underwriting and certain other arrangements in respect of the Rights Issue
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.



WO KEE HONG (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

Executive Directors:
Wing Sum LEE *(Honorary Chairman)*
Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Sammy Chi Chung SUEN
Jeff Man Bun LEE

Non-executive Director:
Kam Har YUE

Independent non-executive Directors:
Boon Seng TAN
Raymond Cho Min LEE

Registered office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A,
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung
New Territories
Hong Kong

14 August 2003

To the Shareholders

Dear Sir or Madam,

PROPOSED RIGHTS ISSUE ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY FIVE EXISTING SHARES HELD WITH BONUS SHARES TO BE ISSUED ON THE BASIS OF THREE BONUS SHARES FOR EVERY FULLY PAID RIGHTS SHARE

INTRODUCTION

It was announced on 24 July 2003 that, subject to the satisfaction of the conditions as mentioned in the section headed "Conditions of the Rights Issue" below, the Company proposed to raise approximately HK$34.1 million, before expenses, by way of a rights issue of not less than 340,946,820 Rights Shares at the subscription price of HK$0.10 per Rights Share. The Company will provisionally allot 2 Rights Shares in nil-paid form for 5 existing Shares held by the Qualifying Shareholders on the Record Date, and will issue bonus shares by way of 3 Bonus Shares for every fully-paid Rights Share.

In connection with the Rights Issue, Kingsway Capital has been appointed as the financial adviser to the Company and Quam Capital has been appointed as the independent financial adviser to the Independent Board Committee. Both Kingsway Capital and Quam Capital are independent third parties not connected with the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

The purpose of this circular is to (i) provide you further information regarding amongst other things, the Rights Issue, including the issue of the Bonus Shares with the fully-paid Rights Shares, and the granting of the General Mandate; (ii) to set out the recommendations of the Independent Board Committee to the Independent Shareholders with regard to the Rights Issue based on the advice of Quam Capital; and (iii) to give you notice of the SGM to be convened for the purpose of considering, among others, and, if thought fit, approving the ordinary resolutions for the Rights Issue and the Bonus Shares Issue.

Pursuant to the Listing Rules, Shareholders' approval will be required for the Rights Issue including the issue of the Bonus Shares with the fully-paid Rights Shares. The Controlling Shareholders will abstain from voting on the ordinary resolution to approve the Rights Issue with the Bonus Shares Issue.

ISSUE STATISTICS

Basis of the Rights Issue	:	2 Rights Shares for 5 existing Shares held on the Record Date, issued with 3 Bonus Shares for every fully-paid Rights Share
Number of Shares in issue	:	852,367,051 Shares as at the Latest Practicable Date
Number of Rights Shares	:	not less than 340,946,820 Rights Shares
Subscription price for Rights Shares	:	HK$0.10 per Rights Share
Number of Bonus Shares	:	not less than 1,022,840,460 Shares

Note: As at the Latest Practicable Date, there are outstanding Share Options to subscribe for an aggregate of 171,676,201 Shares. Amongst the Share Option holders, Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE, Ms. Kam Har YUE, Mr. Sammy Chi Chung SUEN, Mr. Raymond Cho Min LEE and Mr. Boon Seng TAN, all of whom are Directors or their associates, in aggregate, are entitled to subscribe for 94,600,731 Shares pursuant to the exercise of the subscription rights attaching to the respective Share Options, have given Irrevocable Undertakings to the Company and the Underwriters not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date.

If the remaining outstanding Share Options are exercised in full on or before the Record Date, a further 30,830,188 Rights Shares and a further 92,490,564 Bonus Shares will be issued under the Rights Issue and the Bonus Shares Issue.

TERMS OF THE RIGHTS ISSUE

Basis of provisional allotment

2 Rights Shares for every 5 existing Shares held by a Qualifying Shareholder on the Record Date at the subscription price of HK$0.10 per Rights Share, payable in full on acceptance.

In conjunction with the Rights Issue, the Company proposes to issue Bonus Shares to the first registered holders of fully-paid Rights Shares on the basis of 3 Bonus Shares for every fully-paid Rights Share subscribed for. The Rights Issue is not available to Non-Qualifying Shareholders.

Subscription price for the Rights Shares

HK$0.10 per Rights Share, payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares or applies for excess Rights Shares, or when a transferee of nil-paid Rights Shares applies for Rights Shares.

Taking into account the Bonus Shares being issued with the fully-paid Rights Shares, the effective price for each Rights Share is HK$0.025 which represents:

(i) a discount of about 62.69% to the closing price of HK$0.067 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of about 61.77% to the average closing price of HK$0.0654 per Share for the last 10 trading days up to and including the Last Trading Day;

(iii) a discount of about 39.02% to the theoretical ex-rights price of approximately HK$0.041 per Share based on the closing price of HK$0.067 per Share on the Last Trading Day;

(iv) a discount of about 93.83% to the net asset value per share of HK$0.405 (based on the Company's audited consolidated net asset value of approximately HK$345,368,000 as at 31 December 2002);

(v) a discount of about 39.02% to the closing price of HK$0.041 per Share as quoted on the Stock Exchange on the Latest Practicable Date;

(vi) a discount of about 39.61% to the average closing price of HK$0.0414 per Share for the last 10 trading days up to and including the Latest Practicable Date; and

(vii) a discount of about 19.35% to the theoretical ex-rights price of approximately HK$0.031 per Share based on the closing price of HK$0.041 per Share on the Latest Practicable Date.

The subscription price was determined after arm's length negotiations between the Company and the Underwriters. The Directors consider the terms of the Rights Issue to be fair and reasonable and in the best interests of the Company and the Shareholders.

Status of the Rights Shares and the Bonus Shares

The Rights Shares (when issued and fully paid) and the Bonus Shares (when issued and credited as fully-paid) will rank pari passu with the then existing Shares in all respects. Holders of fully-paid Rights Shares and Bonus Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment and issue of the Rights Shares and the Bonus Shares.

Certificates for Rights Shares and Bonus Shares

Subject to the fulfillment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares and Bonus Shares are expected to be posted on or about Tuesday, 23 September 2003 to those who have accepted and (where applicable) applied for, and paid for, the Rights Shares at their own risk.

Qualifying Shareholders

The Company will send the Rights Issue Documents to the Qualifying Shareholders and the Prospectus, for information only, to the Non-Qualifying Shareholders.

To qualify for the Rights Shares, a Shareholder must:–

1. be registered as a member of the Company on the Record Date; and

2. have an address in Hong Kong which appears on the register of members of the Company on the Record Date.

In order to be registered as members on the Record Date, Shareholders must lodge any transfers of Shares (together with the relevant share certificates) with the Company's branch share registrar in Hong Kong by 4:00 p.m. Tuesday, 26 August 2003. The Company's branch share registrar in Hong Kong is Standard Registrar Limited of G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

Rights of Non-Qualifying Shareholders

The Rights Issue Documents will not be registered or filed under the applicable securities legislation of any jurisdictions other than Hong Kong and Bermuda. As the Directors are of the view that the offer of Rights Issue to the Non-Qualifying Shareholders would or might, in the absence of compliance with registration or other special formalities in such other jurisdictions, be unlawful or impracticable. Therefore, no Rights Shares will be offered to the Non-Qualifying Shareholders. The Company will send the Prospectus to the Non-Qualifying Shareholders for their information only and will not send provisional allotment letters or application forms for excess Rights Shares to the Non-Qualifying Shareholders. As at the Latest Practicable Date, the Non-Qualifying Shareholders were interested in an aggregate of 21,987 Shares, representing approximately 0.0026% of the issued share capital of the Company.

Arrangements will be made for Rights Shares which would otherwise have been provisionally allotted to the Non-Qualifying Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses, of HK$100 or more will be paid pro rata to the Non-Qualifying Shareholders. The Company will retain individual amounts of less than HK$100.

Application for excess Rights Shares

Qualifying Shareholders who have accepted in full the Rights Shares provisionally allotted to them are entitled to apply for any unsold entitlements of the Non-Qualifying Shareholders and any Rights Shares provisionally allotted but not accepted or otherwise subscribed for by transferees of nil-paid Rights Shares. The fully-paid Rights Shares issued pursuant to excess applications will also be issued with Bonus Shares on the basis of 3 Bonus Shares for every Rights Share so issued.

Applications may be made by completing the application forms for excess Rights Shares and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Directors will allocate the excess Rights Shares at their discretion, but on a fair and reasonable basis, and will give preference to topping-up odd lots to whole board lots.

UNDERWRITING ARRANGEMENTS

Irrevocable Undertakings

As at the Latest Practicable Date, the Controlling Shareholders together with their respective associates are interested in 493,427,762 Shares, representing approximately 57.89% of the issued share capital of the Company and have irrevocably undertaken to the Company and the Underwriters to take up their provisional entitlements under the Rights Issue for an

aggregate of 197,371,104 Rights Shares. Mr. Sammy Chi Chung SUEN, an executive Director, is interested in 181,500 Shares, representing approximately 0.02% of the issued share capital of the Company has irrevocably undertaken to the Company and the Underwriters to take up his provisional allotment of 72,600 Rights Shares.

The Directors and their associates, who in aggregate hold 94,600,731 Share Options, have irrevocably undertaken not to exercise the subscription rights attaching to the Share Options pursuant to the Irrevocable Undertakings on or before the latest time for acceptance and payment of the Rights Shares under the Rights Issue.

Underwriting Agreement

Date	:	18 July 2003
Underwriters	:	(1) Modern Orbit (2) Kingsway SW Securities
Commission	:	2.5% of the total subscription price of the Rights Shares underwritten by the Underwriters
Underwriting Fee	:	an additional lump sum in the amount of HK$325,000 payable to Kingsway SW Securities

The Underwriters have fully underwritten all of the Rights Shares to be issued under the Rights Issue on a several basis not less than 143,503,116 Rights Shares in aggregate, other than the 197,443,704 Rights Shares which pursuant to the Irrevocable Undertakings referred to above are to be taken up by the Controlling Shareholders and their associates and Mr. Sammy Chi Chung SUEN, an executive Director. Pursuant to the Underwriting Agreement, Modern Orbit and Kingsway SW Securities will underwrite on a several basis in the proportion of 65.16% and 34.84% of the total unsubscribed Rights Shares, respectively. Therefore, on the basis of the abovementioned proportion, each of Modern Orbit and Kingsway SW Securities Limited will underwrite not less than 93,506,630 Rights Shares and 49,996,486 Rights Shares severally.

Termination of the Underwriting Agreement

The Underwriters may terminate their obligations set out in the Underwriting Agreement by notice in writing given by Kingsway SW Securities (for itself and on behalf of the other Underwriters) to the Company at any time if, prior to 5:00 p.m. on the third Business Day after the date on which the latest time for acceptance of the Rights Shares

falls, which is expected to be Monday, 22 September 2003, there shall develop, occur, exist or come into effect:

(a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other place in which any member of the Group conducts or carries on business; or

(b) any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or

(c) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise),

which:

(1) has or will have a material adverse effect on the Company or the Group or the Rights Issue; or

(2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or

(3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue.

Save for all reasonable costs, charges and expenses which may be incurred in connection with the Rights Issue, upon the giving of notice of termination, all obligations of the Underwriters under the Underwriting Agreement shall cease and no party shall have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement. If the Underwriters exercise such right, the Rights Issue will not proceed.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, amongst other things, each of the following conditions being fulfilled:

1. the passing at the SGM of the resolutions to be proposed for the approval by the Shareholders, by way of an ordinary resolution, of the Rights Issue with the Bonus Shares Issue;

2. the Listing Committee of the Stock Exchange granting, or agreeing to grant, the listing of, and permission to deal in, the Rights Shares, in their nil-paid and fully-paid forms, and granting the listing of, and permission to deal in, the Bonus Shares by not later than the first Business Day after the Prospectus Posting Date;

3. the registration of all relevant documents in relation to the Rights Issue by the Company with the Registrar of Companies in Hong Kong, and the filing of the same with the Registrar of Companies in Bermuda, on or prior to the Prospectus Posting Date;

4. compliance of the Irrevocable Undertakings by Modern Orbit, Fisherman Enterprises Inc. and the Directors and their respective associates; and

5. the obligations of the Underwriters under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated in accordance with its terms or otherwise.

REVIEW OF OPERATION AND PROSPECTS

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories and other electronic and electrical products.

For the year ended 31 December 2002, the Group recorded a loss from operations of approximately HK$9.06 million compared to a loss from operations of approximately HK$76.48 million for the year 2001. The significant decrease in the amount of loss from operations of approximately HK$67.42 million was mainly attributable to: (a) improvement in cost control subsequent to the reorganisation of Group's operating units which led to a reduction of administrative expenses from approximately HK$140.18 million to approximately HK$97.18 million; (b) no impairment loss was recognised in respect of intangible assets for the financial year ended 31 December 2002; and (c) decrease in the amount of write-down resulted from the revaluation of investment properties and other properties in 2002.

The cars and car accessories and air-conditioning marketing franchise business were the major source of revenue for the Group and constituted approximately 68.8% of the Group's total sales in 2002. Turnover for most of the core businesses of the Group have remained stable compared to the financial year 2001 except for the direct marketing business. Sales of the Group's chain of retail outlets "Mega Warehouse Outlets" jumped by approximately 84.3%, due to the opening of additional "Mega Warehouse Outlets" during the year of 2002. However, sales by the motor group decreased by approximately 11.8% under the difficult market conditions in the Hong Kong market.

The Group recorded an audited net profit attributable to Shareholders of approximately HK$6.01 million compared to a net loss attributable to Shareholders of approximately HK$99.51 million for the year 2001. This was mainly attributable to the exceptional profits derived from the disposal or liquidation of subsidiaries of the Company in Singapore and Malaysia (approximately HK$27.7 million) and an associate of the Group in PRC (approximately HK$10.9 million), amounting to a total of approximately HK$38.6 million.

In 2002, the Group undertook a capital reorganisation to eliminate all the accumulated losses, and a rights issue with a bonus issue mainly to raise fund for repayment of part of the short-term indebtedness of the Group. Upon completion of the exercise, the financial position of the Group has improved and its gearing ratio decreased from approximately 107.4% as at 31 December 2001 to approximately 61.9% as at 31 December 2002.

The details of the fund raising exercises undertaken by the Group during the two financial years ended 31 December 2002 are set out below:

(i) in January 2001, the Company raised approximately HK$500,000 by way of a private placement of 5,000,000 Shares at HK$0.10 each, the proceeds were used as the general working capital of the Group. For details, please refer to the announcement of the Company dated 17 January 2001; and

(ii) in early 2002, the Company raised approximately HK$49.3 million by way of a rights issue. The net proceeds of approximately HK$46.8 million was used:

- as to approximately HK$15 million to repay the amounts due to a subsidiary of the Company;

- as to approximately HK$20 million to repay the bank loans;

- as to approximately HK$10 million to develop the Group's franchise and distribution business, specifically in the motor car business and air-conditioning marketing franchises; and

- as to remaining of approximately HK$1.8 million as additional working capital of the Group.

For details, please refer to the announcement, circular and prospectus of the Company dated 1 February 2002, 20 February 2002 and 15 March 2002, respectively.

The Directors confirm that the fund raised from the previous fund raising exercises as stated above have been fully utilized and applied in the manner as stated as the intended use of proceeds in the various announcements.

The Group will continue to focus on the development of its air-conditioning and electrical appliance marketing franchises business; direct marketing business; and motor car and accessories distribution business.

The Directors believe that the air-conditioning products market will continue to be very competitive, and they are of the view that the Hong Kong market will remain weak in 2003. Although the Directors anticipate the PRC market to show a growth in demand, over-supply in the PRC will exert downward pressure on prices and therefore profit margins. The Directors believe that the accession of the PRC to the World Trade Organisation will offer more favourable trading conditions for foreign enterprise including gradual reduction of import tariffs and increased market and business opportunities. The Group will focus on the commercial products sector of the PRC which provides higher margins due to the relatively lesser competition because of the limited product ranges available from domestic produced products.

The Group has actively engaged in the re-development of its direct marketing business by opening six Mega Warehouse Outlets in different districts in Hong Kong in 2002 and has successfully positioned itself as a significant retail chain stores operation with a total of nine stores in Hong Kong. To differentiate the merchandising mix of Mega Warehouse from other retail chain stores, it had successfully established a new merchandising channel to import audio and video products directly from the PRC which were all sold at competitive prices. In 2003, the Group will continue to expand its retail network; consolidate certain retail locations; offer a wider range of product categories in order to maintain the growth and competitive edge against other consumer electronic and electrical retail shops.

The Group is the sole distributor of the premier brand sports cars "Ferrari" and "Maserati" in Hong Kong, Macau and the PRC. The Directors anticipate that the demand for luxury sports cars in the PRC will continue to increase and plan to establish sales and service centres in key strategic cities in the PRC including Beijing, Shanghai, Guangzhou, Shenzhen and Dalian. The Directors believe that the motor cars and accessories, distribution and servicing business will generate significant revenue to the Group in the future.

REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

In view of the current market conditions; the current tight liquidity position of the Group and the significant amount intended to be raised; the Directors consider that the Rights Issue provides an opportunity for the Group to raise funds to improve its financial position and capability to develop its franchise and distribution businesses. The proceeds from the Rights Issue will also enhance the working capital and the net asset position of the Company as a whole and therefore improve the financial gearing of the Group.

The estimated net proceeds of the Rights Issue (net of expenses and assuming none of the outstanding Share Options is exercised on or before the Record Date) are approximately HK$32.0 million. The Directors intend to apply such proceeds as follows:

- as to approximately HK$15.1 million to repay the outstanding amounts of a loan advanced from a Director;
- as to approximately HK$4.6 million to repay part of the outstanding amounts of a loan advanced from Fisherman Enterprises Inc., a company wholly owned by a Director;
- as to approximately HK$5.0 million to repay part of the bank overdrafts of the Group; and
- as to approximately HK$7.3 million to provide additional working capital to the Group.

To the extent that the net proceeds of the Rights Issue are not immediately used for the above purposes, it is the present intention of the Directors that the net proceeds of the Rights Issue will be placed on short-term deposit.

As at 30 June 2003, the outstanding balance of a loan advanced from Fisherman Enterprises Inc. amounted to approximately HK$5.1 million which is unsecured. The term of the loan advanced from Fisherman Enterprises Inc. commenced in November 2001, and has been fully utilized as the general working capital of the Group. Interest at the rate of approximately 6% per annum (1% above the best lending rate) was charged for the loan advanced from Fisherman Enterprises Inc. The Directors, including the independent non-executive Directors, after due and careful consideration, were of the view that the loan advanced from Fisherman Enterprises Inc. was for the benefit of the Company and its Shareholders as a whole and that the terms were fair and reasonable.

As at 30 June 2003, the outstanding balance of a loan advanced from a Director amounted to approximately HK$15.1 million. On 7 November 2002, the Company entered into a loan agreement with a Director. Pursuant to the loan agreement, the Director agreed to make available to the Company a term loan facility of up to HK$15 million for use as general working capital. The loan was drawn down in three tranches of HK$5 million, HK$7 million and HK$3 million, respectively in November 2002, December 2002 and January 2003. The loan is unsecured and bears interest at 10% per annum, repayable in three instalments on or before 31 July 2003, 31 August 2003 and 30 September 2003, respectively. Full amount of the loan was drawn down by the Company before 15 January 2003 and has been fully utilised as the general working capital of the Group. Details of the loan has set out in the paragraph headed "Directors' interests in contracts" in the Directors' Report in the 2002 annual report of the Company.

Having regard to the following factors, the Directors (including the independent non-executive Directors) considered that the terms of loan advanced from the Director was granted on normal commercial terms:

- during 2002 and the first quarter of 2003, the Company approached more than ten financial institutions for term loans and/or general banking facilities. No proposal was made by any of these financial institutions as they would only offer secured lending and the Group has no available unpledged assets in Hong Kong. None of these financial institutions would provide general banking facilities, other than those already granted to the Group;

- the Company had obtained advice from an independent financial adviser in relation to: (a) the existing banking facilities of the Group and the pledged asset coverage; (b) that no other banks that the Company had approached before had offered any additional or increased facilities; and (c) the possible alternatives (as stated below) for raising the requisite additional funds. The independent financial adviser, after taking into account the time constraints for both obtaining new loans and the due dates for repayment of existing bank loans for which new loans were required; the then financial position of the Group; the reluctance of financial institutions to grant new unsecured banking facilities to the Group; and the other fund raising alternatives, advised the Company that the terms of the loan offered by the Director was on normal commercial terms and fair and reasonable in the then circumstances;

  The Company has also obtained legal advice from its counsels and was advised that, based on the conclusion of the independent financial adviser that the loan advanced from the Director was on normal commercial (or better) terms, the loan falls within the scope of Rule 14.24(8) of the Listing Rules.

- all short-term overdrafts were fully utilised and some trust receipts loans were due for repayment. Part of the short-term overdrafts amounting to approximately HK$4 million is incurring interest at 8% per annum above the best lending rate or approximately 13% per annum currently. The remaining short-term overdrafts and the trust receipts are incurring interest at 1.25% to 2.0% above the best lending rate and 0.5% to 1.0% above the best lending rate, respectively;

- to ensure that the loan advanced from the Director was properly documented, proper loan documentations were prepared by the lawyers.

The Directors had considered several possible fund raising alternatives for fund raising to strengthen the financial position of the Group, including:

- issue of unsecured convertible notes: the Company had approached a placing agent for a possible issue of unsecured convertible notes. However, the interest rate quoted by the placing agent was approximately 13.5% per annum, which was higher than the interest rate of the loan offered by the Director and the placing agent only proposed to place on a best effort basis instead of on a fully underwritten basis in light of the weak market after the "penny stock" fiasco in July 2002. Therefore, the Directors did not consider that the issue of unsecured convertible notes as feasible given the high interest rate payable and reluctance of the placing agent to fully underwrite the unsecured convertible notes, which meant the Company may not be able to raise the amount of funds it desired;

- private placement: no placement was possible during that moment given the low liquidity of trading of the Shares and also the fact that the trading price was well below par value as the stock market has yet recovered from the July 2002 "penny stock" saga; and

- disposal of certain assets of the Group: the Directors considered that this alternative is time consuming since prolonged discussions may be required for the parties to reach terms which are acceptable to both buyers and the Company and therefore it was not considered as a suitable alternative at the time when the Company was in need of general working capital. The Company continued to seek buyers for certain of the Group's assets but no material disposal has been made so far.

Based on the above factors, the Directors, including the independent non-executive Directors, after due and careful consideration, were of the view that the loan from the Director was for the benefit of the Company and its Shareholders as a whole and the terms were fair and reasonable. Therefore, the Directors (including the independent non-executive Directors) believed that the loan from the Director was granted on normal commercial (or better) terms and falls within Rule 14.24(8) and is not subject to any disclosure and/or shareholders approval requirements under the Listing Rules.

In light of the above, the Stock Exchange had not been notified of the loan advanced from the Director at the time the loan was entered into and the Stock Exchange has requested the Company to provide further information in this regard. The Company was informed that the Listing Division may not agree to the view of the Directors. The Stock Exchange has indicated that it will review the terms of the loan, and in particular, whether the loan was granted on normal commercial (or better) terms, and consider whether or not the Company was entitled to the exemption provision of Rule 14.24(8).

As at 30 June 2003, the outstanding balance of such bank overdrafts amounted to approximately HK$15.0 million. The Company was charged interest at the rates of approximately 6.25% (1.25% above the best lending rate) for the bank overdrafts of HK$10 million and 13.0% per annum (8% above the best lending rate) for the bank overdrafts of approximately HK$5 million respectively. The bank overdrafts were fully utilized and used as the general working capital of the Group.

The Directors consider the repayment of the loan advanced from a Director and Fisherman Enterprises Inc. and part of the bank overdrafts of for aggregate of approximately HK$24.7 million could improve its financial gearing from approximately 61.9% before the Rights Issue to approximately 50.6% immediately after the Rights Issue (based on the audited financial information as at 31 December 2002) and the annual savings on interest expenses of approximately HK$2.4 million would provide the Group with additional working capital.

The Directors have considered a number of alternatives to raise funds for the Group, such as the placing of new Shares and bank borrowings. In view of the unfavourable market conditions, the recent economic climate and the higher gearing ratio that would result from bank borrowings, the Directors consider that it is more prudent to finance the Group's long term growth with long term funding, preferably in the form of equity. In addition, raising funds by way of a rights issue is preferred as it enables the Group to obtain additional resources through capital contribution by existing Shareholders rather than private placement of new Shares which would result in a dilution of existing Shareholders' interests in the Company. As the Rights Issue allows all Shareholders to maintain their respective pro-rata holdings in the Company, the Directors consider that it is in the interests of the Company and the Shareholders as a whole, to raise capital through the proposed Rights Issue.

BOOK CLOSURE, LISTING AND DEALINGS

The register of members of the Company will be closed from Wednesday, 27 August 2003 to Monday, 1 September 2003, both dates inclusive. No transfer of Shares will be registered during this period.

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares, in both their nil-paid and fully-paid forms, and the Bonus Shares.

No part of the share capital of the Company is listed or dealt in on any stock exchange other than the Stock Exchange and no application is being made or is currently proposed or sought for the securities of the Company to be listed or dealt in on any other stock exchange.

Subject to the granting of listing of, and permission to deal in, the Rights Shares (in both their nil-paid and fully-paid forms) and the Bonus Shares on the Stock Exchange, and subject to compliance with the stock admission requirements of HKSCC, the Rights Shares (in both their nil-paid and fully-paid forms) and the Bonus Shares will be accepted as eligible securities

by HKSCC for deposit, clearance and settlement in CCASS with effect from the relevant commencement dates of dealings in the Rights Shares (in both their nil-paid and fully-paid) and the Bonus Shares on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants on the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

For the purpose of trading on the Stock Exchange, a board lot for the Rights Shares, in both their nil-paid and fully-paid forms, and for the Bonus Shares, will be 2,000 Shares, which is the same as the board lot size for the existing Share trading on the Stock Exchange.

Dealings in the Rights Shares, in both their nil-paid and fully-paid forms, and the Bonus Shares registered in the branch register of the Company in Hong Kong will be subject to the payment of stamp duty in Hong Kong.

WARNING OF THE RISKS OF DEALINGS IN SHARES AND RIGHTS SHARES

Existing Shares are expected to be dealt in on an ex-rights basis from Monday, 25 August 2003. Dealings in the Rights Shares in their nil-paid form are expected to take place from Wednesday, 3 September 2003 to Thursday, 11 September 2003 (both dates inclusive). If the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any Shareholders or other persons contemplating selling or purchasing Shares and/or Rights Shares in their nil-paid form during the period in which they may be traded on the Stock Exchange, which is expected to be from Wednesday, 3 September 2003 to Thursday, 11 September 2003 (both dates inclusive) who are in any doubt about their position are recommended to consult their professional advisers. Any Shareholders or other persons dealing in Shares up to the date on which all the conditions to which the Rights Issue is subject are fulfilled and any persons dealing in the nil-paid Rights Shares during the period in which they may be traded on the Stock Exchange will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

ADJUSTMENTS TO THE EXERCISE PRICES OF THE SHARE OPTIONS

Holders of the Share Options will be informed of any adjustment to the exercise prices of the Share Options which will be verified by independent professional adviser in accordance with the terms and conditions of the Company's share option schemes, adopted on 22 June 1991, 28 June 2001 and 30 May 2002, respectively. Further details will be disclosed in the Prospectus.

GENERAL MANDATE

It is proposed that a general and unconditional mandate to issue shares of the Company be granted to the Directors. At the SGM, an ordinary resolution will be proposed to grant to the Directors a mandate to allot and issue shares representing up to 20% of the aggregate nominal amount of the issued share capital of the Company upon completion of the Rights Issue and the Bonus Shares Issue. The General Mandate will expire on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required to be held by law or the bye-laws of the Company, or the date upon which the authority under the General Mandate is revoked or varied by ordinary resolution of the Company in general meeting.

SGM

Notice to the Shareholders to convene the SGM to be held at 9:30 a.m. at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 to consider and, if thought fit, to pass the ordinary resolutions to approve the Rights Issue and the Bonus Shares Issue and the General Mandate is set out on pages 54 to 57 of this circular.

You will find enclosed in this circular a form of proxy for use in connection with the SGM. Whether or not you intend to be present at the meeting, you are requested to complete and return the form of proxy to the principal office of the Company at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

The Controlling Shareholders shall abstain from voting on the ordinary resolution to be proposed at the SGM for approving the Rights Issue with the Bonus Shares pursuant to the Listing Rules. All Shareholders shall vote on the ordinary resolutions for approving the Bonus Shares Issue and the General Mandate.

RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 27 to 28 of this circular, which contains its recommendation to the Independent Shareholders as to voting at the SGM regarding the Rights Issue with the Bonus Shares Issue. Your attention is also drawn to the letter received from Quam Capital which contains its advice to the Independent Board Committee as regards the Rights Issue with the Bonus Shares Issue. The text of the letter from Quam Capital is set out on pages 29 to 39 of this circular. Quam Capital has considered the terms of the Rights Issue and is of the opinion that the terms of the Rights Issue with Bonus Shares Issue are fair and reasonable so far as the Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

The Independent Board Committee has considered the terms of the Rights Issue with the Bonus Shares Issue and the advice given by Quam Capital and is of the opinion that the terms of the Rights Issue with Bonus Shares Issue are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the SGM in relation to the Rights Issue with the Bonus Shares Issue.

Having considered the reasons set out herein, the Directors consider that the Rights Issue with the Bonus Shares Issue is in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that Shareholders should vote in favour of all the relevant resolutions to be proposed at the SGM.

The Directors consider that the General Mandate will give them flexibility to issue and allot new Shares when it is appropriate and in the interests of the Group as a whole to do so. The Directors consider the General Mandate to be in the interests of the Company and the Shareholders and recommend the Shareholders to vote for the ordinary resolution for approving the grant of the General Mandate.

FURTHER INFORMATION

Subject to, amongst other things, the passing of the ordinary resolutions relating to the Rights Issue with the Bonus Shares Issue and the Bonus Shares Issue, it is expected that the Rights Issue Documents will be despatched to the Qualifying Shareholders on Monday, 1 September 2003. Your attention is drawn to the information set out in the appendix to this circular.

By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Registered office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

14 August 2003

To the Shareholders

Dear Sir or Madam,

PROPOSED RIGHTS ISSUE ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY FIVE EXISTING SHARES HELD WITH BONUS SHARES TO BE ISSUED ON THE BASIS OF THREE BONUS SHARES FOR EVERY FULLY PAID RIGHTS SHARE

We refer to the letter from the Board set out on pages 10 to 26 of the circular (the "Circular") which contains details of, amongst other matters, the Rights Issue with the Bonus Shares Issue and the Underwriting Agreement and in which this letter is to be included. Terms defined in this circular shall have the same meanings in this letter.

Under the Listing Rules, the Rights Issue with the Bonus Shares Issue is required to be approved by the Independent Shareholders at a general meeting of the Company pursuant to Rule 7.21(2) of the Listing Rules, as the Rights Issue is partly underwritten by Modern Orbit, a substantial shareholder of the Company. We, as the independent non-executive Directors, have

been appointed by the Board to constitute the Independent Board Committee to consider the terms of the Rights Issue and to advise the Independent Shareholders in relation to them. The Independent Board Committee has appointed Quam Capital as the independent financial adviser to advise the Independent Board Committee as to whether the terms of the Rights Issue are fair and reasonable so far as the Shareholders are concerned.

We wish to draw your attention to the letter from Quam Capital containing its advice regarding the Rights Issue, as set out on pages 29 to 39 of the Circular. Having considered the terms of the Rights Issue and the advice given by Quam Capital, the Independent Board Committee is of the opinion that the terms of the Rights Issue are fair and reasonable so far as the Shareholders are concerned. Accordingly, the Independent Board Committee recommends Independent Shareholders to vote in favour of the resolution to be proposed at the SGM to approve, amongst other matters, the Rights Issue with the Bonus Shares Issue.

Yours faithfully,
Boon Seng TAN
Member of the
Independent Board Committee

Yours faithfully,
Raymond Cho Min LEE
Member of the
Independent Board Committee

The following is the text of a letter of advice from Quam Capital, the independent financial adviser to the Independent Board Committee, which has been prepared for the purpose of incorporation into this circular, setting out its advice to the Independent Board Committee in connection with the Rights Issue.


Quam
Financial Services Group

Quam Capital Limited 華富嘉洛證券融資有限公司
Member of Quam Group
香港中環遮打道16-20號歷山大廈2301-2302室
2301-2302, Alexandra House, 16-20 Chater Road, Central, Hong Kong

14 August 2003

The Independent Board Committee
WO KEE HONG (HOLDINGS) LIMITED
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung
New Territories
Hong Kong

Dear Sirs,

PROPOSED RIGHTS ISSUE AND BONUS SHARES ISSUE

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee in respect of the proposed Rights Issue with the Bonus Shares Issue. Details of the proposed Rights Issue and the Bonus Shares Issue are set out in the Letter from the Board contained in the circular issued by the Company to the Shareholders dated 14 August 2003 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

The Company proposes to raise approximately HK$34.1 million (before expenses) by way of the Rights Issues at the Issue Price of HK$0.10 each. The Company will provisionally allot two Rights Shares, in nil-paid form for every five Shares held by the Qualifying Shareholders on the Record Date and will issue Bonus Shares in the proportion of three Bonus Shares for every fully paid Rights Share. The net proceed from the Rights Issue will be used (i) as to approximately HK$15.1 million to repay the outstanding amounts on a loan advanced from a Director; (ii) as to approximately HK$4.6 million to repay part of the outstanding amounts on a loan advanced from Fisherman Enterprises Inc. ("FEI"); (iii) as to approximately HK$5.0 million to repay part of the bank overdrafts of the Group; and (iv) as to approximately HK$7.3 million as working capital to the Group.

Pursuant to the Listing Rules, Independent Shareholders approval will be required for the Rights Issue including the issue of the Bonus Shares with the fully paid Rights Shares. As at the Latest Practicable Date, the Controlling Shareholders and their respective associates, who together are interested in an aggregate of 493,427,762 Shares, representing approximately 57.89% of the existing issued share capital of the Company, have irrevocably undertaken to the Company and the Underwriters to take up their provisional entitlements under the Rights Issue for an aggregate of 197,371,104 Rights Shares. Mr. Sammy Chi Chung Suen, an executive Director who is interested in 181,500 Shares, representing approximately 0.02% of existing share capital of the Company, also has irrevocably undertaken to the Company and the Underwriters to take up his provisional allotment of 72,600 Rights Shares. Mr. Wing Sum Lee, Mr. Richard Man Fai Lee, Ms. Siew Yit Hoh, Mr. Jeff Man Bun Lee, Ms. Kam Har Yue, Mr. Sammy Chi Chung Suen, Mr. Raymond Cho Min Lee and Mr. Boon Seng Tan, all of whom are Directors or their associates and in aggregate hold 94,600,731 Share Options, have irrevocably undertaken to the Company and the Underwriters not to exercise the subscription rights attaching to the Share Options on or before the latest time for acceptance and payment of the Rights Shares. The Underwriters have fully underwritten all the Rights Shares to be issued under the Rights Issue on a several basis other than those taken up by the Controlling Shareholders and Mr. Sammy Chi Chung Suen.

The Controlling Shareholders will abstain from voting on the resolution to approve the Rights Issue at the SGM. Messrs. Boon Seng Tan and Raymond Cho Min Lee, both independent non-executive Directors, have been appointed to form the Independent Board Committee to consider and advise the Independent Shareholders on the terms of the Rights Issue. We have been appointed as the independent financial adviser to the Independent Board Committee to give an independent opinion as to whether the terms of the proposed Rights Issue with the Bonus Shares Issue are, or are not fair and reasonable as far as the Independent Shareholders are concerned.

In formulating our opinion, we have relied on the information and facts supplied to us by the Company and its advisers. We have assumed that all the information and representations contained or referred in the Circular concerning the Group, which has been provided by the Directors and for which they are wholly responsible, were true and accurate in all respect at the date thereof and may be relied upon. We have also assumed that all statements contained and representations made or referred to in the Circular were true at the time they were made and continue to be true at the date of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information provided, and representations made, to us by the Directors, and we have sought and received confirmation from them that no material factors have been omitted from the information supplied and referred to in the Circular.

We consider that we have reviewed all currently available information and documents which are available under the present circumstances to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis of our opinions. We have not, however, conducted an independent investigation into the business and affairs of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the proposed Rights Issue, we have considered the following principal factors and reasons:

Reasons for the Rights Issue and use of proceeds

The purpose of the Rights Issue is to raise funds for the Group to improve its financial position and capability to develop its franchise and distribution businesses and to enhance the working capital and asset position of the Company as a whole and therefore improve the financial gearing of the Group. The estimated net proceeds from the Rights Issue are approximately HK$32.0 million (assuming none of the outstanding Share Options is exercised on or before the Record Date) and will be applied (i) as to approximately HK$15.1 million to repay the outstanding amounts on loan advanced from a Director; (ii) as to approximately HK$4.6 million to repay part of the outstanding amounts on a loan advanced from FEI; (iii) as to approximately HK$5.0 million to repay part of the bank overdrafts of the Group; and (iv) as to approximately HK$7.3 million as additional working capital for the Group.

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories and other electronic and electrical products. Operating loss from operations for the year ended 31 December 2002 was reduced to approximately HK$9.1 million from a loss of approximately HK$76.5 million in the year ended 31 December 2001. The Group recorded a profit of approximately HK$6.0 million compared to a loss of approximately HK$99.5 million for the year ended 31 December 2001. Such profit was, however, mainly due to a gain arising upon liquidation of certain subsidiaries of the Group and the disposal of an associated company during the year.

As stated in the Letter from the Board, part of the outstanding balances of loans advanced from a Director and FEI amounted to approximately HK$15.1 million and HK$5.1 million respectively as at 30 June 2003 and the outstanding balance of the bank overdrafts due to a bank amounted to approximately HK$15.0 million were fully utilized and used as the general working capital of the Group. Details of the terms of the above loans advanced from a Director and FEI and the bank overdrafts are set out in the Letter from the Board.

Cash and bank balances of the Group as at 31 December 2002 were approximately HK$14.4 million and indebtedness of the Group amounted to approximately HK$351.0 million.

According to the Company's annual report for the year 2002, amounts of cash generated both from operations and financing activities were used to pay down debt, which at times adversely affected the Group's operation by restricting levels of business activity and the ability of businesses to take advantage of incremental sales, particularly at the time of peak seasonal trading. As the Group intends to continue to develop its franchise and distribution businesses,

the Directors consider that it is prudent to finance the Group's long term growth by means of long term funding, preferably in the form of equity, after considering the financial burden of servicing interest and the effect of debt financing on the Company and the Group's present financial position.

Having considered the current financial position of the Group and the reasons mentioned above, we concur with the Board's view that the Rights Issue is an appropriate means to strengthen the financial position of the Group.

Issue Price

The Company will provisionally allot two Rights Shares for every five Shares held by the Qualifying Shareholders on the Record Date and will issue Bonus Shares on the basis of 3 Bonus Shares for every fully paid Right Share. Accordingly, taking into account the Bonus Shares being issued with the fully paid Right Shares, the effective price ("Effective Price") for each Rights Share is HK$0.025 and represents:

- a discount of approximately 62.69% to the closing price of HK$0.067 per Share as quoted on the Stock Exchange on the Last Trading Day;
- a discount of approximately 61.77% to the average closing price of HK$0.0654 per Share for the last ten trading days up to and including the Last Trading Day;
- a discount of approximately 39.02% to the theoretical ex-entitlement price of approximately HK$0.041 per Share based on the closing price of HK$0.067 per Share on the Last Trading Day;
- a discount of approximately 93.83% to the net asset value per Share of HK$0.405 (based on the Company's audited consolidated net asset value of approximately HK$345,368,000 as at 31 December 2002);
- a discount of approximately 39.02% to the closing price of HK$0.041 per Share as quoted on the Stock Exchange on the Latest Practicable Date;
- a discount of approximately 39.61% to the average closing price of HK$0.0414 per Share for the last 10 trading days up to and including the Latest Practicable Date; and
- a discount of approximately 19.35% to the theoretical ex-rights price of approximately approximately HK$0.031 per Share based on the closing price of HK$0.041 per Share on the Latest Practicable Date.

As set out in the Letter from the Board in the Circular, the subscription price was determined after arm's length negotiations between the Company and the Underwriters. The Directors consider the terms of the Rights Issue to be fair and reasonable and in the best interests of the Company and the Shareholders.

In view of the prevailing market conditions and in order to increase the attractiveness of the Rights Issue and engage the Qualifying Shareholders to participate in the future development of the Group, the Directors consider that a discount of approximately 62.69% based on the Effective Price to the closing price of HK$0.067 per Share as quoted on the Stock Exchange on the Last Trading Day is appropriate. We have reviewed the issue prices of, to the best of our knowledge, all the rights issues of companies listed on the main board of the Stock Exchange since January 2003 as summarised below:

Company	Date of announcement	Effective issue price *(HK$)*	Discount of issue price to the last trading day prior to the suspension of trading *(%)*	Discount of issue price to the average closing price for the ten trading days up to and including the last trading day *(%)*	Discount of issue price to the theoretical ex-entitlement price calculated based on the closing price on the last trading day *(%)*
Cheuk Nang (Holdings) Limited	28 January 2003	0.011	21.43	20.86	15.38
Hon Kwok Land Investment Company, Limited	12 February 2003	1.00	32.4	29.9	16.1
Wing Lee Holdings Limited	14 February 2003	1.50	47.92	46.88	38.02
ren ren Holdings Limited	3 March 2003	0.018	43.75	40.00	28.00
Lai Fung Holdings Limited	11 March 2003	0.10	23.10	27.00	20.00
Pacific Challenge Holdings Limited	18 March 2003	0.30	18.90	31.00	13.50
Bossini International Holdings Limited	24 March 2003	0.22	5.17	6.78	3.51
Yoshiya International Corporation, Limited	6 May 2003	0.01	71.43	73.47	45.36
Start Technology Company Limited	9 May 2003	0.1125	64.84	63.59	26.95

Company	Date of announcement	Effective issue price *(HK$)*	Discount of issue price to the last trading day prior to the suspension of trading *(%)*	Discount of issue price to the average closing price for the ten trading days up to and including the last trading day *(%)*	Discount of issue price to the theoretical ex-entitlement price calculated based on the closing price on the last trading day *(%)*
Leaptek Limited	13 May 2003	0.01	85.71	87.26	75.00
Lifetec Group Limited	27 May 2003	0.10	25.92	0.00	18.9
Oriental Union Holdings Limited	28 May 2003	0.30	53.13	48.28	36.17
Highest			85.71	87.26	75.00
Lowest			5.17	0.00	3.51
Median			38.08	35.50	23.48
Mean			41.14	39.59	28.07
The Company	24 July 2003	0.025	62.69	61.77	39.02

As illustrated in the table above, the discounts of the issue price of these recent issues are highly divergent. The discounts of the Effective Price are within such ranges and are higher than both the mean and median of these recent issues. Therefore, we concur with the Directors' view that the subscription price offers an incentive to attract participation by the Qualifying Shareholders in the Rights Issue and is fair and reasonable so far as the Independent Shareholders are concerned.

Performance of the Share price and liquidity

Share price performance

The table below summarised the monthly highest and lowest daily closing prices and the average daily closing prices of the Share since January 2003 and up to the Latest Practicable Date (the "Review Period"):

	Highest closing price *(HK$)*	Lowest closing price *(HK$)*	Average daily closing price *(HK$)*
2003			
January*	0.048A	0.036A	0.043A
February*	0.059A	0.035A	0.043A
March*	0.057A	0.041A	0.047A
April*	0.044A	0.034A	0.040A
May	0.073	0.041	0.052
June	0.069	0.055	0.061
July	0.072	0.038	0.058
August (up to the Latest Practicable Date)	0.044	0.041	0.042

Source: www.hkex.com.hk

* 'A' denotes that the share price has been adjusted according to a bonus share issue undertaken by the Company in April 2003.

As shown above, the Shares have been traded above the Effective Price during the Review Period. The average adjusted closing price of Shares has remained stable at between HK$0.043 in January 2003 to HK$0.040 in April 2003. The trading price of the Shares began to rise gradually in May 2003 but dropped significantly after the Company announced the proposed Rights Issue on 24 July 2003. We noted that the share price of all, but one company whose share price remained unchanged, of the companies listed on the main board of the Stock Exchange, which have undertaken rights issues since January 2003, immediately dropped on the first trading day after the companies announced the intention to raise fund through rights issue. Therefore, we consider that the decrease in share price is not an unusual reaction from public investors to an announcement of a fund raising exercise such as the Right Issue.

It is noted that during the period from May 2003 to the Last Trading Day, the Company has not undertaken any major corporate activities which required disclosure under the Listing Rules. Furthermore, there was no price sensitive information relating to the Company during the same period which would warrant the making of a public announcement, other than the Announcement. In light of the foregoing, we are of the view that the fluctuation in the performance of the Share price since May 2003 and before issue of the Announcement has been purely due to the then prevailing market forces in play rather than as a reaction to any news about the Company.

The highest and lowest closing price per Share quoted on the Stock Exchange during the Review Period and as adjusted according to a bonus share issue undertaken by the Company in April 2003, was HK$0.073 in May 2003 and HK$0.034 in April 2003 respectively. The Effective Price represents a material discount to the adjusted prices of the Shares during the Review Period. As the Rights Issue will, when allotted, issued and fully paid, rank pari passu in all respects with the Shares then in issue and holders of such Rights Shares will receive all future dividends and distribution which are declared, made or paid after the date of allotment of the Rights Shares, Independent Shareholders are thus not disadvantaged by subscribing the Rights Shares. Independent Shareholders who wish to subscribe for the Right Issue should, however, note that that if the prevailing trading price of Shares is lower than the Effective Price, it will be more appropriate to purchase such number of Shares in the market than to subscribe for the Rights Issue.

Alternative fund raising methods

The Directors have considered other alternatives to raise funds for the Group, such as bank borrowings and placing of new Shares to third parties. In view of the unfavourable market conditions, the recent economic climate and the higher gearing ratio that would result from bank borrowings, the Directors consider that it is more prudent to finance the Group's long term growth with long term funding, preferably in the form of equity. The Directors consider that raising funds by way of a rights issue is preferred to the placement of new Shares as it enables the Group to obtain additional resources through capital contribution by existing Shareholders rather than private placement which would result in a dilution of existing Shareholders' interests in the Company.

As the Rights Issue allows all Shareholders to maintain their respective pro-rata shareholding interests in the Company and provides them equal opportunity to participate in the further development of the Group, we concur with the Directors' view that the Rights Issue is a reasonable fund raising method to strengthen the Group's financial position and to enlarge its capital based without diluting existing Shareholders' interests in the Company.

Dilution effect on shareholdings

Attributable equity interests in the Company of those Qualifying Shareholders who do not subscribe in full their provisional allotments under the Rights Issue will be diluted after

completion of the Rights Issue up to a maximum dilution of approximately 61.5%. On the other hand, Qualifying Shareholders who wish to increase their shareholdings in the Company through the Rights Issue may, subject to availability, acquire additional nil-paid Rights Shares or apply for excess Rights Shares.

Financial effects

Net tangible assets

The table below sets out the pro forma consolidated net tangible asset value of the Group based on the audited net tangible assets of the Group as at 31 December 2002:

	HK$' 000
Audited consolidated net tangible assets of the Group as at 31 December 2002	345,368
Add: Estimated net proceeds from the Rights Issue	32,000
Pro forma consolidated net tangible assets immediately after the Rights Issue and the Bonus Shares Issue	377,368
Audited consolidated net tangible asset value per Share immediately prior to the completion of the Rights Issue and the Bonus Shares Issue based on 852,367,051 Shares in issue	HK$0.405
Pro forma consolidated net tangible asset value per Share immediately following the completion of the Rights Issue and the Bonus Shares Issue based on 2,216,154,331 Shares in issue upon completion	HK$0.170

Net assets of the Group will be increased upon completion of the Rights Issues and the Bonus Shares Issue. The Group's net asset value per Share however is expected to decline from approximately HK$0.405 per Share to approximately HK$0.170 per Share upon completion of the Rights Issue and the Bonus Shares Issue. This decline is due to the fact that the Effective Price of HK$0.025 per Share is significantly lower than the Group's net assets per Share of HK$0.405 as at 31 December 2002.

In view of the foregoing, we consider the Rights Issue has the advantage of improving the Group's financial position while all Shareholders will be able to maintain their interests in the Company if they take up their entitlements fully under the Rights Issue as they are being offered the same right to participate in the Rights Issue.

Gearing Ratio and working capital

As at 31 December 2002, the Group had outstanding borrowings totalling approximately HK$228.2 million. After completion of the Rights Issue and the Bonus Shares Issue, the gearing ratio (defined as outstanding borrowings less cash and bank balances to equity) of the Group will decrease from approximately 61.9% to approximately 50.6%.

Cash and bank balances of the Group as at 31 December 2002 were approximately HK$14.4 million. HK$24.7 million of the estimated net proceeds of the Rights Issue will be applied to repay part of the indebtedness of the Group. The remaining amount will increase the Group's working capital by approximately HK$7.3 million and the annual savings on interest expenses of approximately HK$2.4 million as detailed in the Letter from the Board would provide the Group with additional working capital.

The Rights Issue will improve the Group's financial position as well as lower the gearing ratio of the Group. The working capital position will also be enhanced after the Rights Issue. Therefore, we concur with the Directors' view that the Rights Issue is in the interests of the Company and the Shareholders.

RECOMMENDATION

Having taken into account the principal factors and reasons as detailed above, and in particular the following:–

- the current financial position of the Group and the reasons for the Rights Issue and use of proceeds;
- as illustrated in the paragraph headed "Issue Price" above, the discounts of the Effective Price are within the range of other recent rights issues and are higher than both the mean and median of such recent issues;
- the Effective Price represents a material discount to the adjusted prices of the Shares during the Review Period;
- the potential dilution effect on shareholdings and the rights and entitlements of Shareholders under the Rights Issue; and
- the financial effects on the Group;

we are of the opinion that the proposed Rights Issue is overall beneficial to the Group. As such, we are of the view that the terms of the Rights Issue are fair and reasonable so far as the Independent Shareholders are concerned.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the SGM to approve the Rights Issue.

Yours faithfully,
For and on behalf of
Quam Capital Limited
Richard D. Winter
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

The authorised and issued share capital of the Company following completion of the Rights Issue with the Bonus Shares will be as follows:

Authorised:		*HK$*
3,500,000,000	Shares as at the Latest Practicable Date	350,000,000.00
Shares issued and to be issued as fully-paid or credited:		
852,367,051	Shares in issue as at the Latest Practicable Date	85,236,705.10
340,946,820	Shares to be issued under the Rights Issue *(Note)*	34,094,682.00
1,022,840,460	Shares to be issued under the Bonus Shares Issue *(Note)*	102,284,046.00
2,216,154,331	Shares in issue immediately following the completion of the Rights Issue with the Bonus Shares	221,615,433.10

(Note): As at the Latest Practicable Date, there are outstanding Share Options to subscribe for an aggregate of 171,676,201 Shares. Amongst the Share Options holders, Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE, Ms. Kam Har YUE, Mr. Sammy Chi Chung SUEN, Mr. Raymond Cho Min LEE and Mr. Boon Seng TAN, all of whom are Directors, or their associates, in aggregate, are entitled to subscribe for 94,600,731 Shares, have given Irrevocable Undertakings to the Company and the Underwriters not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date.

If the remaining outstanding Share Options are exercised in full on or before the Record Date, a further 30,830,188 Rights Shares and a further 92,490,564 Bonus Shares will be issued under the Rights Issue and the Bonus Shares Issue.

3. PARTICULARS OF DIRECTORS

Executive Directors

Name	**Address**
Wing Sum LEE *(Honorary Chairman)*	Flat A1, 17th Floor Villa Monte Rosa 41A Stubbs Road Hong Kong
Richard Man Fai LEE *(Executive Chairman, Chief Executive Officer)*	2nd Floor, 1C Shiu Fai Terrace Stubbs Road Hong Kong
Sammy Chi Chung SUEN	Flat C-5, 8 Seymour Road Hong Kong
Jeff Man Bun LEE	Flat A1, 17th Floor Villa Monte Rosa 41A Stubbs Road Hong Kong

Non-executive Director

Kam Har YUE	Flat A1, 17th Floor Villa Monte Rosa 41A Stubbs Road Hong Kong

Independent Non-Executive Directors

Name	Address
Boon Seng TAN	25B, Po Garden 9 Brewin Path Hong Kong
Raymond Cho Min LEE	House F, 102 Repulse Bay Road Repulse Bay Hong Kong

The qualifications and experience of the Directors are set out below:

Executive Directors

Wing Sum LEE, aged 76, is the founder and the honorary chairman of the Company. He has 58 years' experience in the distribution of consumer products. He has been involved in the marketing and strategic planning of the Group since its inception. He is a director of the Radio Association of Hong Kong, and an honorary chairman of the Hong Kong and Kowloon Electrical Appliances Merchants Association Limited.

Richard Man Fai LEE, BSB, MBA, aged 46, the executive chairman and chief executive officer of the Company, is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE. He has 23 years' experience in marketing consumer products. He has a bachelor's degree and a master's degree in business administration from the University of Minnesota. He was also elected and had served for two consecutive terms as the chairman of the Radio Association of Hong Kong, the trade association of audio visual business in Hong Kong. He has been with the Group for 19 years.

Sammy Chi Chung SUEN, MBA, aged 56, is a director of Appliances Business Group of Wo Kee Hong Limited and director of Technorient Limited. He has 31 years' experience in general management, sales and marketing of cars, electrical appliances and air-conditioning products. He has been with the Group for about 7 years.

Jeff Man Bun LEE, BSc, MSc, University of Michigan, MSc, Standford University, aged 44, is a Director of the Company and was appointed in January 2002. He is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE and the younger brother of Mr. Richard Man Fai LEE. He is responsible for the strategic planning and the development of new projects of the Group. Prior to joining the Group, he was a system software specialist of Research and Development Department of the Apple Computer International Limited for 5 years. He had been actively involved in the Group's business from 1991 to 1997 prior to his current appointment.

Non-executive Director

Kam Har YUE, aged 70, is the wife of Mr. Wing Sum LEE and was involved in the policy making of the Group from 1962 to December 1989. She has been a non-executive Director of the Company since then. She has over 28 years' experience in trading and distribution of consumer products.

Independent non-executive Directors

Boon Seng TAN, M.A., Cambridge University, aged 47, Mr. TAN has been an independent non-executive Director of the Company since April 1999 and he is the chairman and managing director of Lee Hing Development Limited. He is also the executive director of IGB Corporation Berhad, a listed company in Malaysia and is a director of South China Holdings Limited, South China Brokerage Company Limited, South China Industries Limited and Star Cruises Limited, all listed on The Stock Exchange of Hong Kong Limited. He also holds directorships in many other companies.

Raymond Cho Min LEE, Ed.M, Harvard University, aged 47, is the chairman and managing director of HY & HT Lee Bros. & Co., Ltd. He is also the chairman of the U.S.-based East West Enterprises Co. Ltd. and the Oasis Development Enterprises Group of real estate development and investment companies. In addition, he is the founder and director of the East West Institute of International Studies at Gordon College (USA) and over the years has served on the boards of various community and charitable organisations.

4. CORPORATE INFORMATION AND PARTIES INVOLVED

Registered office	Cedar House 41 Cedar Avenue Hamilton HM12 Bermuda
Principal office in Hong Kong	10th Floor, Block A Wo Kee Hong Building 585-609 Castle Peak Road Kwai Chung, New Territories Hong Kong
Authorised representatives	Mr. Richard Man Fai LEE Mr. Sammy Chi Chung SUEN
Auditors	Deloitte Touche Tohmatsu *Certified Public Accountants* 26th Floor, Wing On Centre 111 Connaught Road Central Hong Kong

Financial adviser to the Company	Kingsway Capital Limited 5th Floor Hutchison House 10 Harcourt Road Central Hong Kong
Underwriters	Kingsway SW Securities Limited 5th Floor Hutchison House 10 Harcourt Road Central Hong Kong
	Modern Orbit Limited P. O. Box 3340 Road Town, Tortola British Virgin Islands
Independent financial adviser	Quam Capital Limited 2301-2302 Alexandra House 16-20 Chater Road Central Hong Kong
Legal adviser to the Company and the Rights Issue as to Hong Kong Law	Morrison & Foerster 21/F., Entertainment Building 30 Queen's Road Central Hong Kong
Legal adviser to the Company as to Bermuda Law	Appleby Spurling & Kempe 5511, The Center 99 Queen's Road Central Central Hong Kong
Hong Kong branch share registrar and transfer office	Standard Registrars Limited G/F., BEA Harbour View Centre 56 Gloucester Road Wanchai Hong Kong

5. DISCLOSURE OF DIRECTORS' INTERESTS

(a) As at the Latest Practicable Date, the interests and short positions of each Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO) or are required, pursuant to Section 352 of the SFO to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(i) Beneficial interest and short position in Shares as at the Latest Practicable Date:

	Number of Shares				
Name of Director	Personal Interests	Family Interests	Corporate Interests	Others	Total
Richard Man Fai LEE	12,909,380	2,591,820 *(Note 1)*	450,513,734 *(Note 2)*	–	466,014,934
Jeff Man Bun LEE	1,815,000	–	456,074,192 *(Notes 2 & 3)*	–	457,889,192
Kam Har YUE	20,037,370	–	450,513,734 *(Note 2)*	–	470,551,104
Sammy Chi Chung SUEN	181,500	–	–	–	181,500

Notes:

1. The 2,591,820 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 450,513,734 Shares are held by Modern Orbit, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 456,074,192 Shares, 5,560,458 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

(ii) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Name of Director	Date of option granted	Number of Shares in the options	Exercise period	Subscription price per Share *HK$*
Wing Sum LEE	28 July 1997	7,563,255	31 August 1997–30 August 2003	1.4416
	19 January 1998	1,815,181	22 February 1998–21 February 2004	0.5951
	21 December 1999	3,932,892	11 February 2000–10 February 2006	0.3786
	11 February 2000	1,815,181	21 March 2000–20 March 2006	0.8828
	10 August 2001	21,177,117	16 September 2001–15 September 2007	0.2705
	24 September 2002	246,400	24 September 2002–23 September 2008	0.0909
Richard Man Fai LEE	28 July 1997	8,168,315*	28 August 1997–27 August 2003	1.4416
	19 January 1998	1,875,686*	19 February 1998–18 February 2004	0.5951
	10 June 1998	605,060	24 July 1998–23 July 2004	0.2847
	21 December 1999	4,053,904*	7 February 2000–6 February 2006	0.3786
	11 February 2000	2,117,711	18 March 2000–17 March 2006	0.8828
	28 May 2001	2,420,242	29 June 2001–28 June 2007	0.2705
	10 August 2001	21,177,117	16 September 2001–15 September 2007	0.2705
	29 August 2001	302,529*	30 September 2001–29 September 2007	0.2705
	24 September 2002	8,522,800	24 September 2002–23 September 2008	0.0909

* Share Options granted to the spouse of Mr. Richard Man Fai LEE were included in the interests of Mr. Richard Man Fai LEE

Name of Director	Date of option granted	Number of Shares in the options	Exercise period	Subscription price per Share *HK$*
Jeff Man Bun LEE	4 June 2002	1,210,121	4 June 2002– 3 June 2008	0.1309
	24 September 2002	550,000	24 September 2002– 23 September 2008	0.0909
Sammy Chi Chung SUEN	28 July 1997	605,060	31 August 1997– 30 August 2003	1.4416
	21 December 1999	181,517	6 February 2000– 5 February 2006	0.3786
	11 February 2000	302,529	22 March 2000– 21 March 2006	0.8828
	18 January 2001	157,315	6 March 2001– 5 March 2007	0.2705
	10 August 2001	605,060	19 September 2001– 18 September 2007	0.2705
	4 June 2002	2,420,242	4 June 2002– 3 June 2008	0.1309
	24 September 2002	770,000	24 September 2002– 23 September 2008	0.0909
Kam Har YUE	29 August 2001	302,539	30 September 2001– 29 September 2007	0.2705
Raymond Cho Min LEE	4 June 2002	847,084	4 June 2002– 3 June 2008	0.1309
	24 September 2002	4,400	24 September 2002– 23 September 2008	0.0909
Boon Seng TAN	4 June 2002	847,084	4 June 2002– 3 June 2008	0.1309
	24 September 2002	4,400	24 September 2002– 23 September 2008	0.0909

(iii) Beneficial interest and short position in shares in associated corporations as at the Latest Practicable Date:

Name of Director	Name of associated corporation	Number of shares or equity interests held or interested in	Class and/or description of shares/interests
Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	non-voting deferred shares
	Wo Kee Hong Limited	8,500	non-voting deferred shares
	Wo Kee Services Limited	1	non-voting deferred shares
Kam Har YUE	Wo Kee Hong Limited	400	non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	non-voting deferred shares
	Stoneycroft Estates Limited	340,000	non-voting deferred shares
	Forward International Corporation, Limited	34,335	non-voting deferred shares

As at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or held any short position in the shares, underlying shares or debentures of the Company or any of its associated corporation(s) (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or which are required, pursuant to Section 352 of the SFO, to be entered into the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

None of the Directors has any direct or indirect interest in any assets which had been acquired or disposed of by or leased to, or which are proposed to be acquired, disposed of by or leased to any member of the Group since 31 December 2002 (being the date to which the latest published audited accounts of the Company were made up).

There is no contract or arrangement subsisting at the date of this circular in which any of the Directors is materially interested and which is significant in relation to the business of the Group taken as a whole.

6. PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER DIVISIONS 2 AND 3 OF PART XV OF THE SFO AND SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at the Latest Practicable Date, so far as is known to the Directors (i) no other person had, or was deemed or taken to have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO; and (ii) no other person (excluding any member of the Group) was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or has any option in respect of such capital:

Company Name	Number of Shares	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit	450,513,734	52.86%

Note: The 450,513,734 Shares are held by Modern Orbit, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

7. MATERIAL CONTRACTS

In the two years immediately preceding the date of this circular, the following contracts, not being contracts entered into in the ordinary course of business, were entered into by the Company or its subsidiaries and are or may be material:

(a) an agreement dated 21 September 2001 entered into between ebuystore (B.V.I) Limited ("ebuystore BVI") as purchaser and Racer Profits Limited ("Racer Profits") as vendor for the acquisition of 45% interest in Mega Warehouse (B.V.I) Limited ("Mega") for a consideration of HK$351;

(b) a deed of assignment dated 21 September 2001 entered into between Racer Profits and ebuystore BVI in respect of the assignment of a shareholder's loan due and owing from Mega to Racer Profits in the sum of HK$4,045,739 for a consideration of HK$1.00;

(c) an agreement dated 21 September 2001 entered into between ebuystore BVI as purchaser and Rich Destiny Holdings Limited as vendor for the acquisition of 25% interest in ebuystore.com Limited for a consideration of HK$195;

(d) a deed of assignment dated 21 September 2001 entered into between Mr. Richard Man Fai LEE and ebuystore BVI in respect of the assignment of a director's loan due and owing from ebuystore.com (H.K.) Limited to Mr. Richard Man Fai LEE in the sum of HK$777,650 for a consideration of HK$1.00;

(e) an agreement dated 9 November 2001 entered into between the Company and Mitsubishi Heavy Industries ("MHI") relating to the settlement of the entire amount due from the Group to MHI;

(f) a deed of assignment dated 18 December 2001 entered into between Wo Kee Hong (Singapore) Pte Ltd., a wholly owned subsidiary of the Company as assignor and Eroklsir Auto Services Pte Ltd. as assignee, relating to the assignment of a property located at the Republic of Singapore for a consideration of S$7 million;

(g) an agreement dated 31 December 2001 entered into between Wo Kee Hong (B.V.I.) Limited as vendor and Mr. Wing Sum LEE as purchaser for the sale of the entire issued share capital of Golden City Equities Limited for a consideration of HK$1,300,000;

(h) an underwriting agreement dated 30 January 2002 entered into amongst the Company, Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Unit Cosmo International Limited and Kingsway SW Securities as underwriter in respect of a rights issue with bonus shares issue;

(i) a sale and purchase agreement dated 27 June 2003 entered into between Italian Motors (Sales & Service) Limited ("IMSS") as vendor and Auto Italia Limited ("Auto Italia") as purchaser, both of which are subsidiaries of the Company relating to the sale of the business of IMSS to Auto Italia as part of a group reorganisation exercise; and

(j) a deed of settlement dated 28 June 2002 entered into amongst MHI, Wo Kee Hong Limited ("WKHL"), Stoneycroft Estates Limited ("Stoneycroft"), Metro Global Limited ("Metro Global") and Ever Rising Investments Limited ("Ever Rising") in relation to the settlement of a debt in the amount of US$26,247,346.27 (equivalent to approximately HK$204,829,040.82) due from WKHL to MHI in respect of goods provided by MHI to WKHL;

(k) a deed of charge dated 28 June 2002 entered into amongst Stoneycroft as charger, MHI as the chargee and the Company in respect of car parking spaces and Block A on 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;

(l) a deed of charge dated 28 June 2002 entered into amongst Ever Rising as charger, MHI as the chargee and the Company in respect of Block B on 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;

(m) a loan agreement dated 28 June 2002 entered into among MHI as lender, WKHL as borrower and the Company as guarantor in respect of a loan for the principal amount of US$17,039,689.38 (equivalent to approximately HK$133 million);

(n) a land use right transfer agreement dated 17 April 2003 entered into between Dongguan Changxing Refrigeration Equipment Co. Ltd. as transferor, Zhongshan City Tongfeng County Real Estate Development Company Limited as transferee and Mr. Zhu Xin Kwai as guarantor to the transferee in relation to three pieces of land with a total area of 48.33 mu located at Zhongshan City Dong Feng Town for a consideration of RMB5,800,452; and

(o) the Underwriting Agreement

8. MATERIAL ADVERSE CHANGE

Save as disclosed in the paragraph headed "Review of operation and prospects" in the letter from the Board in this circular, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2002, being the date to which the latest published audited accounts of the Group were made up.

9. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

10. SERVICE CONTRACTS

None of the Directors has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

11. CONSENT OF EXPERT

The following are the qualifications of the expert which has given its opinion or advice which is contained in this circular:

Name	Qualifications
Quam Capital	deemed Licensed Corporation

Quam Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter of advice and references to its name in the form and context in which it appears.

Quam Capital also confirms that it does not have any shareholding in the Company or any of its subsidiaries or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did it have any direct or indirect interest, in any assets which have been, since 31 December 2002 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

12. MISCELLANEOUS

1. The registered office of the Company is at Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda.

2. The principal office of the Company in Hong Kong is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

3. The company secretary of the Company is Ms. Phyllis NG, who is an associate member of The Institute of Chartered Secretaries and Administrators.

4. The branch share registrar of the Company in Hong Kong is Standard Registrars Limited, at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

5. The expenses in connection with the Rights Issue and Bonus Shares Issue, including the financial advisory fee, underwriting commission, printing, registration, translation, legal and accounting charges, are estimated to amount to approximately HK$2.1 million and will be payable by the Company.

6. The English text of this circular shall prevail over the Chinese text in the case of inconsistency.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the corporate head office of the Company in Hong Kong, at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong during normal business hours on any weekday (public holidays excepted) up to and including the date of SGM:

(i) the annual report of the Company for the two financial years ended 31 December 2001 and 2002;

(ii) the interim report of the Company for the six months ended 30 June 2002;

(iii) the memorandum of association and the bye-laws of the Company;

(iv) the letter of advice from Quam Capital, the text of which is set out on pages 29 to 39 of this circular; and

(v) the material contracts referred to in paragraph 7 of this Appendix; and

(vi) the written consent referred to in paragraph 11 of this Appendix;



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE is hereby given that a special general meeting of WO KEE HONG (HOLDINGS) LIMITED (the "Company") will be held on 9:30 a.m. at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

ORDINARY RESOLUTIONS

1. "**THAT**, conditional upon the passing of Resolution Number 2 as set out in the notice convening this meeting (of which this Resolution forms part), the allotment and issue by way of a rights issue of not less than 340,946,820 shares (the "Rights Shares") of HK$0.10 each in the capital of the Company ("Shares") and not more than 371,777,008 Rights Shares with not less than 1,022,840,460 Shares and not more than 1,115,331,024 Shares credited as fully paid (the "Bonus Shares") to be issued to the first registered holders of the Rights Shares to shareholders of the Company whose addresses are in Hong Kong as shown on the register of members of the Company as at 1 September 2003 (the "Qualifying Shareholders") (i) on the basis of two Rights Shares for every five Shares then held by the Qualifying Shareholders with three Bonus Shares for every Rights Share; and (ii) on and subject to the terms and conditions set out in a rights issue prospectus, the provisional allotment letter and the excess application forms for the Rights Shares, all of which are to be dated 1 September 2003 (together the "Rights Issue Documents") (the "Proposed Rights Issue") and to be sent to the Qualifying Shareholders, with the Proposed Rights Issue fully underwritten on a several basis in the proportion of 34.84% and 65.16% by Kingsway SW Securities Limited and Modern Orbit Limited, a substantial shareholder of the Company, respectively pursuant to an underwriting agreement dated 18 July 2003 (the "Underwriting Agreement"), the terms and conditions of the Proposed Rights Issue and the Underwriting Agreement having been set out in a circular dated 14 August 2003 (the "Circular") of which the notice convening this meeting forms part and copies of the Rights Issue Documents, the Underwriting Agreement and the Circular having been submitted to the meeting marked "A" and signed by the Chairman of this meeting for the purpose of identification, be and is hereby approved and the entering into of the Underwriting Agreement by the Company be and is hereby confirmed and ratified and the directors of the Company be and are hereby authorized to issue and allot such Rights Shares and Bonus Shares on and subject to the terms and conditions set out in the Rights Issue Documents."

2. "**THAT**, conditional upon the passing of Resolution Number 1 set out in the notice convening this meeting (of which this Resolution forms part), the directors of the Company be and are hereby authorized to apply an amount of not more than HK$111,533,102.40 standing in the credit of the contributed surplus account to credit the Bonus Shares to be allotted and issued pursuant to the Proposed Rights Issue as fully paid up Shares in the capital of the Company."

3. "**THAT**:–

   (i) subject to paragraph (iii) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with any unissued shares in the capital of the Company and to make or grant offers, agreements and/or options which may require the exercise of such powers be and is hereby generally and unconditionally approved;

   (ii) the approval in paragraph (i) above shall be in addition to any other authorization given to the Directors and shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and/or options which may require the exercise of such power after the end of the Relevant Period;

   (iii) the aggregate nominal amount of unissued shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the directors of the Company during the Relevant Period pursuant to paragraph (i) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or the exercise of subscription rights attaching to any warrants issued by the Company, shall not exceed the aggregate of 20% of the aggregate nominal amount of shares in the capital of the Company in issue as enlarged by the Rights Shares (as the term is defined in Resolution Number 1 as set out in the notice convening this meeting (of which this Resolution forms part)) and the Bonus Shares (as the term is defined in Resolution Number 1 as set out in the notice convening this meeting (of which this Resolution forms part)) to be allotted and issued pursuant to the Proposed Rights Issue (as the term is defined in Resolution Number 1 as set out in the notice convening this meeting (of which this Resolution forms part)) or the aggregate nominal value of the share capital of the Company in issue on the date of the passing of this Resolution Number 3 in the event the Proposed Rights Issue lapsed;

   (iv) for the purpose of this Resolution:–

      (a) **"Relevant Period"** means the period from the passing of this Resolution until whichever is the earliest of:–

         (1) the conclusion of the next annual general meeting of the Company;

         (2) the expiration of the period within which the next annual general meeting of the Company is required by law or the bye-laws of the Company to be held; and

(3) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

(b) **"Rights Issue"** means an offer of shares in the capital of the Company open for a period fixed by the directors of the Company to holders of shares in the capital of the Company whose names appear on the Register of Members on a fixed record date in proportion to their holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis NG
Company Secretary

Hong Kong, 14 August 2003

Registered office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung
New Territories
Hong Kong

Notes:

(1) Any member of the Company entitled to attend and vote at the special general meeting is entitled to appoint one or more proxies to attend and subject to the provisions of the bye-laws of the Company, vote instead of him. A proxy need not be a member of the Company.

(2) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited with the principal office of the Company at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong in accordance with the instructions printed thereon as soon as possible but in any event not less than 48 hours before the time of the special general meeting, or any adjournment thereof.

(3) Where there are joint registered holders of any Shares, any one of such persons may vote at the special general meeting, either personally or by proxy, in respect of Shares as if he/she were solely entitled thereto, but if more than one of such joint holders be present at the special general meeting personally or by proxy, that one of the said person so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

(4) The delivering of an instrument appointing a proxy shall not preclude a member of the Company from attending and voting in person at the meeting or on the poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

(5) A form of proxy for use in connection with the special general meeting is enclosed.

此乃要件　請即處理

閣下如對本通函各方面或應採取之行動有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之和記行（集團）有限公司股份全部售出或轉讓，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之持牌證券商、銀行或其他代理商，以便轉交買主或承讓人。

本通函乃就和記行（集團）有限公司將於二零零三年九月一日（星期一）舉行之股東特別大會而寄發予和記行（集團）有限公司之股東。本通函並非亦不視作邀請購入和記行（集團）有限公司股份或其他證券之建議。



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

建議按每持有五股現有股份
配發兩股供股股份之比例進行供股
連同按每股繳足股款供股股份
配發三股紅股之比例進行紅股發行

和記行（集團）有限公司之財務顧問


集團
滙富

滙富融資有限公司

獨立財務顧問


Quam
Financial Services Group

華富嘉洛證券融資有限公司
Quam Capital Limited
Member of Quam Group

謹請注意，倘於接納供股股份最後一日後第三個營業日（預期為二零零三年九月二十二日（星期一））下午五時前任何時間內形成、發生或存在以下事項或以下事項生效：(a)香港或本集團成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規，或現有法例或法規（或其詮釋或應用）之變動；或(b)本地、全國或國際財務、政治、軍事、工業、經濟、貨幣（不論是否與前述任何事項屬同類）或市況變動或任何事件或連串事件導致或可能導致上述變動；或(c)本地、全國或國際證券市況出現任何變動（包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制）；且(1)對本公司或本集團或供股已經或將會造成重大不利影響；或(2)對或將會對供股之成效或接納供股股份之程度具有重大不利影響；或(3)使本公司進行供股屬不智或不宜，則滙富証券（其本身及代表其他包銷商）可向本公司發出書面通知終止包銷協議所載之彼等責任。因此，倘包銷商行使彼等之權利終止包銷協議，則供股不會進行。換言之，任何人士如於供股股份可在聯交所買賣期間（預計由二零零三年九月三日（星期三）至二零零三年九月十一日（星期四））買賣未繳股款供股股份（預計將自二零零三年八月二十五日（星期一）起按除權基準買賣），須承擔供股不會進行之風險。

任何股東或其他人士擬於供股條件尚未達成期間或於包銷商有權因不可抗力事件或其他原因而終止彼等之責任之期間買賣股份及／或未繳股款供股股份，如對其情況有任何疑問，應諮詢其專業顧問。

和記行（集團）有限公司謹訂於二零零三年九月一日（星期一）上午九時三十分於香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東特別大會，有關通告載於本通函第54至第57頁，無論股東擬出席大會與否，務請按隨附之代表委任表格（載於本通函）上印備之指示將表格填妥並盡早交回本公司之香港主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓；惟無論如何須於大會指定舉行時間48小時前送達。閣下填妥及交回代表委任表格後，屆時仍可親自出席大會或其續會並於會上投票。

* *僅供識別*

二零零三年八月十四日

目　錄

頁次

責任聲明

本通函遵照上市規則載列關於本公司之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，以致當中所載任何內容帶有誤導成份。

倘於接納供股股份最後一日後第三個營業日(預期為二零零三年九月二十二日(星期一))下午五時前任何時間內形成、發生或存在以下事項或以下事項生效：

(a) 香港或本集團成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規，或現有法例或法規(或其詮釋或應用)之變動；或

(b) 本地、全國或國際財務、政治、軍事、工業、經濟、貨幣(不論是否與前述任何事項屬同類)或市況變動或任何事件或連串事件導致或可能導致上述變動；或

(c) 本地、全國或國際證券市況出現任何變動(包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制)；

且

(1) 對本公司或本集團或供股已經或將會造成重大不利影響；或

(2) 對或將會對供股之成效或接納供股之程度具有重大不利影響；或

(3) 使本公司進行供股屬不智或不宜，

則滙富証券(其本身及代表其他包銷商)可向本公司發出書面通知終止包銷協議所載之彼等責任。終止通知發出後，除因供股引致之所有合理成本、費用及開支外，包銷商於包銷協議項下之所有責任將予終止，而任何一方概不可向任何他方就有關或關於包銷協議所產生之任何事項索償。倘包銷商行使此項權利，供股將不予進行。

以下資料摘錄自本通函，並須與本通函全文一併閱讀：

已發行股份數目	於最後實際可行日期為852,367,051股
供股基準 *(附註)*	於記錄日期每持有五股現有股份可獲配兩股供股股份
紅股發行基準 *(附註)*	每持有一股繳足股款供股股份可獲發三股紅股
將予發行之供股股份數目	不少於340,946,820股
將予發行之紅股股份數目	不少於1,022,840,460股
供股將予籌集之款項	約34,100,000港元(未扣除開支)
超額申購之權利	合資格股東將有權申購任何未出售之不合資格股東配額及任何暫定配發但未獲接納或未繳股款供股股份之承讓人原所認購之供股股份
不合資格股東	原暫定配發予不合資格股東之供股股份，倘可取得溢價(扣除開支後)，將予安排於未繳股款供股股份開始買賣後盡快在市場出售。出售所得款項在扣除開支後為100港元或以上者，將按比例支付予不合資格股東。本公司將保留少於100港元之個別款額

附註： 於最後實際可行日期，尚有合共可認購171,676,201股股份之尚未行使購股權。於各購股權持有人中，李永森先生、李文輝先生、何秀月女士、李文彬先生、余金霞女士、孫志沖先生、李卓民先生及陳文生先生(均為董事或彼等之聯繫人士)有權根據使其各自之購股權所附之認購權而認購94,600,731股股份，彼等已向本公司及包銷商作出不可撤回承諾，不會於接納日期或之前行使彼等各自附帶於購股權內之認購權。

倘若餘下尚未行使購股權於記錄日期或之前獲悉數行使，將會根據供股及紅股發行額外發行30,830,188股供股股份及92,490,564股紅股。

	二零零三年
以連權形式買賣股份之最後交易日	八月二十二日(星期五)
以除權形式買賣股份之首日	八月二十五日(星期一)
呈交股份過戶文件之截止時間	八月二十六日(星期二)下午四時
暫停辦理過戶登記手續 (首尾兩日包括在內)	八月二十七日(星期三)至 九月一日(星期一)
交回股東特別大會代表委任表格之截止時間	八月三十日(星期六)上午九時三十分
股東特別大會召開日期	九月一日(星期一)上午九時三十分
記錄日期	九月一日(星期一)
寄發供股文件	九月一日(星期一)
恢復辦理過戶登記手續	九月二日(星期二)
買賣未繳股款供股股份首日	九月三日(星期三)
分拆未繳股款供股股份最後限期	九月八日(星期一)下午四時
買賣未繳股款供股股份最後日期	九月十一日(星期四)
接納供股股份及支付股款最後限期	九月十七日(星期三)下午四時
預期供股成為無條件	九月二十二日(星期一)下午五時
公佈供股接納之結果	九月二十三日(星期二)
就有關全部或部份不獲接納之額外供股股份寄發退款支票	九月二十三日(星期二)
預期寄發已繳足股款供股股份及紅股之股票日期	九月二十三日(星期二)或之前
買賣繳足股款供股股份及紅股之首日	九月二十五日(星期四)

於本通函(股東特別大會通告除外)中，除文義另有指明外，下列詞語具有以下相應涵義：

「接納日期」	指	二零零三年九月十七日(星期三)或包銷商與本公司書面協定之其他日期，為接納供股股份及支付股款之最後期限
「公佈」	指	本公司於二零零三年七月二十四日就建議供股及紅股發行而作出之公佈
「聯繫人士」	指	根據上市規則所賦予之涵義
「董事會」	指	董事會
「紅股」	指	將以紅利形式向首次登記之繳足股款供股股份持有人按每股繳足股款供股股份獲發三股新股份(入賬列作繳足)基準配發及發行之不少於1,022,840,460股股份
「紅股發行」	指	按每持有一股供股股份發行三股紅股比例向首次登記為供股股份之持有人發行紅股
「營業日」	指	聯交所買賣證券之營業日
「中央結算」	指	香港結算設立及操作之中央結算及交收系統
「守則」	指	香港公司收購、合併及股份購回守則
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之受豁免有限公司，其股份於聯交所上市
「控股股東」	指	Modern Orbit、李文輝先生、余金霞女士、李文彬先生及Fisherman Enterprises Inc.連同其各自之聯繫人士

「董事」	指	本公司董事，包括執行董事、非執行董事及獨立非執行董事
「一般授權」	指	建議於股東特別大會上向董事授出以發行及配發不超過本公司經供股及紅股擴大後之已發行股本20%之一般授權
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「獨立董事委員會」	指	董事會轄下之獨立董事委員會，由獨立非執行董事陳文生先生及李卓民先生組成，旨在就建議進行供股(包括就已繳足供股股份發行紅股)向獨立股東提供意見
「獨立股東」	指	除控股股東及其聯繫人士以外之股東
「不可撤回承諾」	指	Modern Orbit、Fisherman Enterprises Inc.、李永森先生、余金霞女士、李文輝先生、李文彬先生、孫志冲先生、李卓民先生、陳文生先生及何秀月女士各就本身股份及／或尚未行使購股權而向本公司及包銷商作出之不可撤回承諾
「發行價」	指	每股供股股份0.10港元
「滙富融資」	指	滙富融資有限公司，一間視作持牌機構，並為本公司有關供股之財務顧問以及滙富証券之同系附屬公司

「滙富証券」	指	滙富証券有限公司，一間視作持牌機構，為供股之其中一名包銷商以及滙富融資一間同系附屬公司
「最後交易日」	指	二零零三年七月十八日（星期五），即股份暫停在聯交所買賣以待刊發日期為二零零三年七月二十五日（星期五）之公佈前之最後交易日
「最後實際可行日期」	指	二零零三年八月八日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期
「持牌機構」	指	屬於證券及期貨條例所界定「持牌機構」之機構
「上市規則」	指	聯交所證券上市規則
「澳門」	指	中國澳門特別行政區
「Modern Orbit」	指	Modern Orbit Limited，於英屬處女群島註冊成立之公司，持有450,513,734股股份，於最後實際可行日期約佔本公司已發行股本總額之52.86%，並為供股包銷商之一
「不合資格股東」	指	合資格股東以外之股東
「中國」	指	中華人民共和國，就本通函而言，不包括香港、澳門及台灣
「供股章程」	指	本公司將就供股及紅股發行刊發之供股章程
「章程寄發日期」	指	供股章程寄發日期，預計為二零零三年九月一日

「合資格股東」	指	於記錄日期營業時間結束時名列於本公司股東名冊上及其於名冊上所示之地址乃在香港之股東
「華富融資」	指	華富嘉洛證券融資有限公司，為視作持牌機構及獨立董事委員會有關供股及紅股發行之獨立財務顧問
「記錄日期」	指	釐定供股配額之參照日期（預期為二零零三年九月一日（星期一））
「供股」	指	建議按本通函及供股文件所述條款及條件以每股供股股份作價0.10港元發行供股股份（連同紅股）
「供股文件」	指	供股章程、暫定配額通知書及額外供股股份之申請表格
「供股股份」	指	根據供股按將予配發及發行不少於340,946,820股之新股份
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東特別大會」	指	本公司於二零零三年九月一日（星期一）上午九時三十分假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行之股東特別大會，以考慮及酌情通過有關批准供股連紅股發行、紅股發行及授出一般授權之普通決議案，大會通告載於本通函第54頁至第57頁
「股份」	指	本公司股本中每股面值0.10港元之股份
「購股權」	指	本公司分別於一九九一年六月二十二日、二零零一年六月二十八日及二零零二年五月三十日採納之購股權計劃
「股東」	指	股份持有人

「聯交所」	指	香港聯合交易所有限公司
「包銷商」	指	Modern Orbit及滙富証券(彼等之責任為各別責任而非共同或共同及各別責任)
「包銷協議」	指	本公司與包銷商於二零零三年七月十八日就供股之包銷及若干其他安排訂立之協議
「港元」	指	香港法定貨幣港元
「%」	指	百分比



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

執行董事：
李永森 *（榮譽主席）*
李文輝 *（執行主席兼行政總裁）*
孫志冲
李文彬

非執行董事：
余金霞

獨立非執行董事：
陳文生
李卓民

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

建議按每持有五股現有股份
配發兩股供股股份之比例進行供股
連同按每股繳足股款供股股份
配發三股紅股之比例進行紅股發行

緒言

二零零三年七月二十四日公佈待下文「供股條件」一節所述之條件達成後，本公司建議以供股方式按每股0.10港元之認購價發行不少於340,946,820股供股股份以籌集約34,100,000港元（未扣除開支）。本公司將向於記錄日期之合資格股東按每持有五股現有股份暫定配發兩股未繳股款供股股份，並會以紅股發行方式按每股繳足股款供股股份配發三股紅股。

* *僅供識別*

就供股而言，滙富融資獲委為本公司之財務顧問，華富融資獲委為獨立董事委員會之獨立財務顧問。滙富融資及華富融資兩者乃與本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等各自之聯繫人士概無關連之獨立第三方。

本通函旨在(i)向　閣下進一步提供(其中包括)供股(包括就繳足供股股份發行紅股)之資料及授出一般授權；(ii)載列獨立董事委員會根據華富融資之意見而就供股向獨立股東作出之推薦意見；以及(iii)向　閣下發出股東特別大會通告以考慮及酌情通過(其中包括)供股及紅股發行之普通決議案。

根據上市規則，供股(包括就繳足股款供股股份發行紅股)，必須獲得股東之批准。控股股東將就批准供股及發行紅股之普通決議案放棄投票權。

發行統計數字

供股基準	：	於記錄日期每持有五股現有股份配發兩股供股股份，及每股繳足供股股份獲發行三股紅股
已發行股份數目	：	於最後實際可行日期為852,367,051股股份
供股股份數目	：	不少於340,946,820股供股股份
供股股份之認購價	：	每股供股股份0.10港元
紅股數目	：	不少於1,022,840,460股

附註： 於最後實際可行日期，尚有合共可認購171,676,201股股份之尚未行使購股權。於各購股權持有人中，李永森先生、李文輝先生、何秀月女士、李文彬先生、余金霞女士、孫志冲先生、李卓民先生及陳文生先生(均為董事或彼等之聯繫人士)有權根據行使其各自之購股權所附之認購權而認購94,600,731股股份，彼等向本公司及包銷商作出不可撤回承諾，不會於接納日期或之前行使彼等各自附帶於購股權內之認購權。

倘若餘下尚未行使購股權於記錄日期或之前獲悉數行使，將會根據供股及紅股發行額外發行30,830,188股供股股份及92,490,564股紅股。

供股條款

暫定配發之基準

合資格股東於記錄日期每持有五股現有股份於接納時繳足認購價每股供股股份0.10港元後可獲配發兩股供股股份。

就是次供股，本公司建議向首次登記之繳足股款供股股份持有人發行紅股，基準為每認購一股繳足股款供股股份可獲配發三股紅股。供股不適用於不合資格股東。

供股股份之認購價

倘合資格股東接納有關暫定配發供股股份或申請認購額外供股股份，或倘未繳股款供股股份承讓人申請認購供股股份，須繳足每股供股股份之認購價0.10港元。

經計及連同繳足股款供股股份發行之紅股後，每股供股股份之實際認購價為0.025港元，較：

(i) 股份於最後交易日聯交所所報之收市價每股0.067港元折讓約62.69%；

(ii) 股份截至最後交易日(包括該日)止最後十個交易日之平均收市價每股0.0654港元折讓約61.77%；

(iii) 股份按於最後交易日之收市價每股0.067港元計算之理論除權價約每股0.041港元折讓約39.02%；

(iv) 根據本公司於二零零二年十二月三十一日經審核綜合資產淨值約345,368,000港元計算之每股資產淨值0.405港元折讓約93.83%；

(v) 股份於最後實際可行日期在聯交所所報之收市價每股0.041港元折讓約39.02%；

(vi) 截至最後實際可行日期(包括該日)前十個營業日每股平均收市價0.0414港元折讓約39.61%；及

(vii) 股份按於最後實際可行日期之收市價每股0.041港元計算之理論除權價每股約0.031港元折讓約19.35%。

認購價乃由本公司及包銷商按公平磋商原則釐訂。董事認為供股之條款屬公平合理，且符合本公司及股東之最佳利益。

供股股份及紅股之地位

供股股份於發行及繳足股款及紅股於發行及入賬列作繳足後，在各方面與屆時已發行股份享有同等地位，而該等繳足股款供股股份及紅股之持有人將有權收取於配發及發行供股股份及紅股日期後所宣派、作出或派付之所有未來股息及分派。

供股股份及紅股之股票

待達成供股之條件後，預期所有繳足股款供股股份及紅股之股票將於二零零三年九月二十三日(星期二)或該日前後寄發予已接納(及倘適合，已申請)及支付供股股份之人士，郵誤風險由彼等承擔。

合資格股東

本公司將向合資格股東寄發供股文件以及向不合資格股東寄發供股章程以僅供參考。

為符合供股資格，股東必須：

1. 於記錄日期已登記為本公司股東；及

2. 於記錄日期在本公司股東名冊上記錄之地址乃位於香港。

為於記錄日期已登記為股東，股東必須於二零零三年八月二十六日(星期二)下午四時前將任何股份過戶文件(連同有關股票)送達本公司在香港之股份過戶登記分處標準證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)辦理股份過戶登記手續。

不合資格股東權利

供股文件將不會按香港及百慕達以外任何司法權區之適用證券法註冊或存檔。由於董事認為，在未有符合有關司法權區之註冊或其他特殊手續下，向不合資格股東提出供股建議將會或可能會不合法或不可行，因此將不會向不合資格股東發售供股股份。本公司僅會向不合資格股東送交供股章程作參考而已，並將不會向不合資格股東寄發暫定配額通知書或額外供股股份申請表格。於最後實際可行日期，不合資格股東於合共21,987股股份中擁有權益，佔本公司已發行股本約0.0026%。

倘可取得溢價(扣除開支後)，本公司將於未繳股款之供股股份開始買賣後儘快安排原應暫定配發予不合資格股東之供股股份以其未繳股款之形式在市場出售。是項出售所得之款項扣除開支後為數100港元或以上，將按比例支付予不合資格股東。本公司將保留少於100港元之個別款額。

申請額外供股股份

已悉數接納向其暫定配發之供股股份之合資格股東，將有權申請不合資格股東任何未售之配額及暫定配發但未獲接納或未繳股款供股股份之承讓人認購之任何供股股份。根據額外供股股份申請所發行之繳足股款供股股份，亦將按每發行一股供股股份發行三股紅股比例與紅股一併發行。

若申請額外供股股份，可以填妥適用申請表格，並將該表格聯同一張有關申請認購額外供股股份之滙票一併遞交。董事將酌情以公平合理原則配發額外供股股份，並優先將碎股補足整數買賣單位。

包銷安排

不可撤回承諾

截至最後實際可行日期，控股股東連同其各自之聯繫人士擁有合共493,427,762股股份之權益，佔本公司現有已發行股本約57.89%。彼等已向本公司及包銷商作出不可撤回承諾接納其根據供股之暫定配額合共197,371,104股供股股份。執

行董事孫志冲先生擁有181,500股股份之權益，佔本公司已發行股本約0.02%，其已向本公司及包銷商不可撤回地承諾接納其暫定配額72,600股供股股份。

合共持有94,600,731份購股權之董事及彼等之聯繫人士，已不可撤回地承諾不會於根據供股而接納供股股份並繳付股款之最後限期或之前行使附於購股權之認購權。

包銷協議

日期	:	二零零三年七月十八日
包銷商	:	(1) Modern Orbit (2) 滙富証券
佣金	:	包銷商所包銷之供股股份之認購價總額之2.5%
包銷費	:	向滙富証券額外支付總額為325,000港元之一筆過款項

除控股股東及彼等之聯繫人士以及執行董事孫志冲先生根據上述不可撤回承諾認購之197,443,704股供股股份外，包銷商將按各別基準悉數包銷根據供股而發行所有合共不少於143,503,116股之供股股份。根據包銷協議，Modern Orbit及滙富証券將按各別基準以65.16%及34.84%之比例，分別包銷全部未獲認購之供股股份。因此，根據上述比例之基準，Modern Orbit及滙富証券將分別包銷不少於93,506,630股供股股份及49,996,486股供股股份。

終止包銷協議

倘於接納供股股份最後一日後第三個營業日(預期為二零零三年九月二十

二日(星期一))下午五時前任何時間內形成、發生或存在以下事項或以下事項生效：

(a) 香港或本集團成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規，或現有法例或法規(或其詮釋或應用)之變動；或

(b) 本地、全國或國際財務、政治、軍事、工業、經濟、貨幣(不論是否與前述任何事項屬同類)或市況變動或任何事件或連串事件導致或可能導致上述變動；或

(c) 本地、全國或國際證券市況出現任何變動(包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制)；

且

(1) 對本公司或本集團或供股已經或將會造成重大不利影響；或

(2) 對或將會對供股之成效或接納供股之程度具有重大不利影響；或

(3) 使本公司進行供股屬不智或不宜，

則滙富証券(其本身及代表其他包銷商)可向本公司發出書面通知終止包銷協議所載之彼等責任。終止通知發出後，除因供股引致之所有合理成本、費用及開支外，包銷商於包銷協議項下之所有責任將予終止，而任何一方概不可向任何他方就有關或關於包銷協議所產生之任何事項索償。倘包銷商行使此項權利，供股將不予進行。

供股條件

供股須待(其中包括)下列各事項達成後，方可作實：

1. 股東在股東特別大會上以普通決議案方式批准供股及紅股發行；

2. 聯交所上市委員會最遲於供股章程寄發日期後第一個營業日批准或同意批准未繳股款及繳足股款形式之供股股份上市及買賣以及批准紅股上市及買賣；

3. 本公司於供股章程寄發日期或之前就供股向香港公司註冊處登記所有供股文件及在百慕達公司註冊處將有關文件存檔；

4. Modern Orbit、Fisherman Enterprises Inc.及董事以及其各自之聯繫人士對不可撤回承諾之遵守；及

5. 包銷商根據包銷協議之責任成為無條件，並且包銷協議並無根據其條款或其他方式遭終止。

業務回顧及前景

本集團主要從事空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件以及其他電子及電器產品之進口、銷售及經銷業務。

截至二零零二年十二月三十一日止年度，本集團錄得經營虧損約9,060,000港元，而二零零一年之經營虧損則約76,480,000港元。經營虧損大幅下跌約67,420,000港元，主要由於(a)重組本集團經營業務範疇後加強成本控制，導致行政開支由約140,180,000港元減少至約97,180,000港元；(b)截至二零零二年十二月三十一日止財政年度並無無形資產已確認減值虧損；以及(c)二零零二年重估投資物業及其他物業而產生之撇值減少所致。

汽車及汽車配件以及空調銷售特許業務為本集團之主要收入來源，並構成本集團於二零零二年之總銷售額約68.8%。相對二零零一年財政年度而言，本集團大部份主要業務營業額仍屬穩定，惟直銷業務除外。由於本集團於二零零二年年度內開設更多連鎖零售店「買家倉」，故直銷業務之銷售額躍升約84.3%。然而，鑑於香港市況困難，汽車組別之銷售額減少約11.8%。

本集團錄得經審核股東應佔盈利淨額約6,010,000港元，而二零零一年年度之股東應佔虧損淨額則為約99,510,000港元，主要由於將本公司於新加坡及馬來西亞之附屬公司以及將本集團於中國之聯營公司出售或清盤而錄得特殊盈利分別約27,700,000港元及約10,900,000港元，合共約38,600,000港元。

本集團於二零零二年進行股本重組，以撇銷所有累積虧損，另進行供股及發行紅股主要作為集資以償還本集團部份短期債項。重組完成後，本集團之財務狀況已告改善，資產負債比率由二零零一年十二月三十一日約107.4%減至二零零二年十二月三十一日之約61.9%。

本集團於截至二零零二年十二月三十一日止兩個財政年度進行之集資詳情載於下文：

(i) 於二零零一年一月，本公司以每股0.10港元之價格私人配售5,000,000股股份，籌得約500,000港元，作為本集團之一般營運資金。有關詳情請參閱本公司於二零零一年一月十七日刊發之公佈；及

(ii) 於二零零二年年初，本公司藉一項供股籌得約49,300,000港元。所得款項淨額約46,800,000港元，已被用作下列用途：

- 約15,000,000港元用作償還欠本公司一間附屬公司之款項；

- 約20,000,000港元用作償還銀行貸款；

- 約10,000,000港元用作發展本集團之特許權及分銷業務，特別是汽車業務及空調市場推廣特許權；及

- 餘下約1,800,000港元用作本集團之額外營運資金。

有關詳情，請參閱本公司分別於二零零二年二月一日、二零零二年二月二十日及二零零二年三月十五日刊發之公佈、通函及供股章程。

董事確認，上文所述於先前所進行之集資活動所籌得資金已被全部運用，並已按照各項公佈內所述之計劃所得款項用途應用。

日後，本集團將繼續專注於發展空調及家電銷售特許權業務、直銷業務以及汽車及配件經銷業務。

董事相信空調產品市場仍將競爭激烈，並且認為香港市場於二零零三年將仍然疲弱。雖然董事預期中國市場之需求將穩步上升，但中國供應過剩之情況將對價格以至邊際利潤造成下調壓力。董事相信，中國加入世界貿易組織將提供更有利外資營商條件，包括入口關稅逐漸下調以及增加市場及業務商機。由於國內生產的產品種類有限，競爭亦較少，故本集團將專注於在中國能賺取較高邊際利潤之商品。

本集團已積極重整直銷業務，並於二零零二年在香港不同地區開設六間「買家倉」，在全港已合共開設九間店舖；本集團已成功定位，擁有舉足輕重之連鎖店舖業務。為求令「買家倉」之產品在芸芸零售連鎖店對手中脱穎而出，本集團已成功建立採購渠道，從中國直接進口影音設備，故有關產品售價相宜。二零零三年，本集團將繼續拓展其零售網絡。重整若干零售店舖位置，提供更多產品選擇，務求維持增長，壓倒其他消費電子及電器零售店舖。

本集團為兩個全球著名跑車品牌「法拉利」及「瑪莎拉蒂」於香港、澳門及中國之唯一分銷商。董事預期，中國名貴跑車之需求將持續上升，因此本集團已在中國之主要策略城市，包括北京、上海、廣州、深圳及大連成立銷售及服務中心。董事相信日後汽車及配件、分銷及維修服務等業務將成為本集團的重要收入來源。

供股之理由及所得款項用途

鑑於目前市況，本集團現時流動資金短絀及擬籌集資金數額龐大，董事認為供股乃本集團籌集資金以增強財政狀況，發展其特許權及經銷業務之良機。供股所得款項將可增強本公司之整體營運資金及資產淨值狀況，繼而改善本集團之資產與負債狀況。

供股（經扣除開支及假設尚未行使購股權於記錄日期或之前未獲行使）之估計所得款項淨額約為32,000,000港元。董事擬將該筆款項運用如下：

- 約15,100,000港元用以償還一名董事所墊支貸款之未償還部份；
- 約4,600,000港元用作償還部份結欠Fisherman Enterprises Inc.（由一名董事全資擁有之公司）之墊支貸款；
- 約5,000,000港元用以償還本集團之部份銀行透支；及
- 約7,300,000港元用作本集團額外營運資金。

倘供股所得款項淨額未有即時撥作上述用途，董事目前計劃將供股所得款項淨額存放作為短期存款。

於二零零三年六月三十日，Fisherman Enterprises Inc.所墊支貸款之未償還結餘約5,100,000港元，而該項貸款屬無抵押。Fisherman Enterprises Inc.所墊支貸款之年期由二零零一年十一月開始，並已全數被用作本集團之一般營運資金。Fisherman Enterprises Inc.所墊支貸款，按年利率6%（最優惠利率加1%）計息。董事（包括獨立非執行董事）經詳細及審慎考慮後，認為Fisherman Enterprises Inc.所墊支之貸款乃符合本公司及其股東之整體利益，而該等貸款之條款亦屬公平合理。

於二零零三年六月三十日，一名董事墊支之未償還貸款結餘為約15,100,000港元。本公司於二零零二年十一月七日與一名董事訂立貸款協議。根據該貸款協議，該董事同意向本公司提供有期信貸達15,000,000港元作為一般營運資金。貸款已於二零零二年十一月、二零零二年十二月及二零零三年一月分三期發放，款額分別為5,000,000港元、7,000,000港元及3,000,000港元。貸款為無抵押，按年利率10%計算利息，並須分別於二零零三年七月三十一日、二零零三年八月三十一日及二零零三年九月三十日或之前分三期償還。本公司已於二零零三年一月十五日前悉數動用貸款，並已悉數用作本集團之一般營運資金。貸款詳情載於本公司二零零二年年報內董事會報告書中「董事在合約上之利益」一段。

董事(包括獨立非執行董事)經考慮下列因素後，認為董事墊支之貸款之條款，乃按一般商業條款授出：

- 於二零零二年年內及二零零三年第一季期間，本公司就有期貸款及／或一般銀行信貸接觸超過十間財務機構。然而，由於該等財務機構只提供有抵押貸款而本集團於香港並無可供動用之未抵押資產，故並未有財務機構提出任何建議。除已批授之一般銀行信貸外，該等財務機構概不向本集團提供其他信貸；

- 本公司已就(a)現有本集團銀行信貸及已抵押資產覆蓋率；(b)本公司之前所接觸之其他銀行並未提供任何額外或新增信貸；及(c)籌集所需額外資金之可行選擇(如下文所述)從獨立財務顧問獲取意見。獨立財務顧問經考慮需獲取新貸款及需償還到期之現有銀行貸款之時限迫切性；本集團當時之財務狀況；財務機構不願在無抵押之情況下向本集團批授新銀行貸款；以及其他集資選擇途徑後告知本公司，董事提供之貸款之條款屬一般商業條款，且在當時情況而言屬公平及合理；

  本公司已獲得其律師之法律意見，並獲告知根據獨立財務顧問之意見，該貸款乃按一般商業(或更佳)條款授出，而貸款乃屬上市規則第14.24(8)條之範圍內；

- 全部短期透支已經動用，而部份信託收據貸款亦到期償還，部份短期透支(約4,000,000港元)現時按最優惠利率加8%或約年利率13%計算利息，餘下短期透支及信託收據貸款分別以最優惠利率加1.25%至2%以及以最優惠利率加0.5%至1.0%計算利息；及

- 確保董事墊支之貸款均有妥善文件記錄，而律師已編製妥當之貸款文件。

董事已考慮多個有關集資之可行方案以加強本集團之財務狀況，包括：

- 發行無抵押可換股可換股票據：本公司已接觸一間配售代理研究發行無抵押可換股票據。然而，該配售代理所報之年利率為約13.5%，較董事提供之貸款之息率高，且鑑於二零零二年七月「仙股」事件後市道疲弱，配售代理所提供之建議僅以盡力行事之方式而非悉數包銷形式進行。因此，鑑於應付之利率偏高以及配售代理不願悉數包銷無抵押可換股票據，即本公司未必能籌集所需資金，故董事認為發行無抵押可換股票據並不可行；

- 私人配售：由於股份流動性偏低，加上股市仍未能從二零零二年七月「仙股」事件復原，股份之買賣價遠低於面值，故此時進行配售不可行；及

- 建議出售本集團若干資產：由於需要長時間討論使有關各方能達致買方及本公司均能接納之條款，故董事認為，此項選擇需時，因此，當本公司需要一般營運資金時候，這項乃被視為非合適方案。本公司繼續為本集團若干資產尋求買家，惟迄今尚未有重大出售事項。

根據上文所述因素，董事(包括獨立非執行董事)經詳細考慮後，認為董事貸款對本公司及其股東整體有利，且條款屬公平合理。因此，董事(包括獨立非執行董事)相信董事貸款乃按一般商業(或更佳)條款授出，屬上市規則第14.24(8)條之範圍，故無須受有關作出任何披露及／或獲股東批准之限制。

有見及此，聯交所於貸款訂定時並未獲告知有關董事貸款，聯交所已就此要求本公司提供其他資料。本公司已獲告知，上市科可能不同意董事之觀點。聯交所已表示將審核有關貸款之條款，尤其考慮有關貸款是否以一般商業條款(或更佳)而授出以及考慮本公司是否能就貸款獲享第14.24(8)條所指之豁免。

於二零零三年六月三十日，未償還之其中一間銀行的透支約為15,000,000港元。本公司須就銀行透支10,000,000港元按年利率約6.25%(最優惠利率另加1.25%)支付利息及就銀行透支約5,000,000港元按年利率13.0%(最優惠利率另加8%)支付利息。銀行透支已被全數用作本集團之一般營運資金。

董事認為，償還一名董事及Fisherman Enterprises Inc.所墊支貸款以及部份銀行透支合共約24,700,000港元，將可改善負債比率，即由供股前約61.9%降至緊隨供股後約50.6%(根據二零零二年十二月三十一日之經審核財務資料)以及每年節省利息開支約2,400,000港元，從而為本集團提供額外營運資金。

董事已考慮其他多項為本集團集資之方法，例如配售新股及銀行貸款。鑑於市道疲弱，近期之經濟氣候及向銀行貸款將會令資產負債比率上升，董事認為以長期融資(以證券方式更佳)為本集團之長遠增長提供資金將會較為穩妥。此外，董事較傾向以供股形式集資，原因為供股將能令本集團藉現有股東之注資獲取額外資源，而毋須以令現有股東於本公司之權益被攤薄之私人配售新股形式集資。由於供股可讓全體股東維持彼等各自於本公司之股權比重，董事認為透過建議供股集資乃符合本公司及其股東之整體利益。

暫停辦理過戶登記、上市及買賣

本公司將於二零零三年八月二十七日(星期三)至二零零三年九月一日(星期一)(首尾兩日包括在內)暫停辦理過戶登記手續。在該段期間內不會登記任何股份轉讓。

本公司將向聯交所上市委員會申請批准未繳股款及繳足股款供股股份及紅股上市及買賣。

本公司之股本任何部份概無在聯交所以外之任何證券交易所上市或買賣，而目前並無計劃或尋求股份在任何其他證券交易所上市或買賣。

倘未繳股款及繳足股款之供股股份及紅股獲准在聯交所上市及買賣，並符合香港結算之股份收納規定，香港結算將接納此等未繳股款及繳足股款之供股股份及紅股為合資格證券，由未繳股款及繳足股款之供股股份及紅股開始在聯

交所買賣之日或香港結算指定之其他日期起，可在中央結算系統內寄存、結算及交收。聯交所參與者間於任何交易日進行之交易須於其後之第二個交易日在中央結算系統內交收。所有中央結算系統之活動均依據其當時有效之一般規則及運作程序進行。

就於聯交所買賣而言，供股股份(未繳股款及繳足股款)及紅股之買賣單位為2,000股，與現有股份於聯交所之買賣單位相同。

買賣於本公司香港分冊登記之供股股份(未繳股款及繳足股款)及紅股須繳納香港印花稅。

買賣股份及供股股份之風險提示

現有股份預期由二零零三年八月二十五日(星期一)起以除權方式買賣。未繳股款之供股股份預期於二零零三年九月三日(星期三)至二零零三年九月十一日(星期四)期間(首尾兩日包括在內)買賣。倘若有關供股之條件尚未達成，供股將不會進行。

擬於本身未繳股款股份及／或供股股份可能在聯交所買賣期間(預期由二零零三年九月三日(星期三)至二零零三年九月十一日(星期四)(首尾兩日包括在內))內出售或購買該等股份之任何股東或其他人士如對其情況有任何疑問，應諮詢彼等之專業顧問。任何股東或其他人士擬由現時至所有供股條件達成之日買賣股份，及任何人士於未繳足股款供股股份可能在聯交所買賣期間內買賣該等股份，須承擔供股可能不會成為無條件及可能不會進行之風險。

購股權行使價之調整

購股權持有人將獲告知對購股權之行使價所作之任何調整(將由獨立專業顧問根據本公司分別於一九九一年六月二十二日、二零零一年六月二十八日及二零零二年五月三十日採納之購股權計劃之條款及條件核實)。詳情將於供股章程披露。

一般授權

現建議向董事授出一般及無條件授權以發行本公司股份。於股東特別大會上，將提呈普通決議案授權董事配發及發行股份，數額最高達完成供股及紅股發行後本公司已發行股本總面值20%。一般授權將於下屆股東週年大會結束時、法例及本公司細則規定舉行本公司下屆股東週年大會之期限屆滿時或於股東大會上以本公司普通決議案形式撤回或修訂有關一般授權之授權之日（以最早者為準）屆滿。

股東特別大會

股東特別大會將於二零零三年九月一日（星期一）上午九時三十分於香港新界荃灣荃華街3號悦來酒店3樓水晶廳舉行，致股東之大會通告載於本通函第54至第57頁，會上將考慮及酌情通過供股、紅股發行及一般授權之普通決議案。

本通函隨附股東特別大會之代表委任表格，無論 閣下擬出席大會與否，務請按代表委任表格上印備之指示將表格填妥並盡早交回本公司之主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，惟無論如何須於大會指定舉行時間48小時前送達。 閣下填妥及交回代表委任表格後，屆時仍可親自出席股東特別大會或其續會並於會上投票。

根據上市規則，控權股東須於股東特別大會就所提呈以批准供股及紅股發行之普通決議案棄權投票。所有股東須就批准紅股發行及一般授權之普通決議案投票。

推薦意見

謹請留意載於本通函第27至第28頁之獨立董事委員會函件，內載其就供股及紅股發行而於股東特別大會上如何投票向獨立股東推薦之意見。亦請 閣下留意華富融資發出載有其就供股及紅股發行而向獨立董事委員會之意見之函件。華富融資之函件全文載於本通函第29至第39頁。華富融資已考慮供股之條款並認為供股及紅股發行之條款對股東而言屬公平合理，並符合本公司及股東整體之利益。

獨立董事委員會已考慮供股及紅股發行之條款及華富融資提供之意見，並認為供股及紅股發行對獨立股東公平合理。因此建議獨立股東投票贊成於股東特別大會上提呈以批准有關供股及紅股發行之普通決議案。

經考慮本文所述原因後，董事認為，供股及紅股發行乃符合本公司及股東之整體最佳利益。因此，董事建議股東於股東特別大會上投票贊成會上所提呈之所有有關決議案。

董事認為一般授權能使彼等於有需要時以及在符合本集團整體利益下更靈活地發行及配發新股份。董事認為一般授權符合本公司及股東利益，並建議股東投票贊成普通決議案以批准一般授權。

其他資料

待(其中包括)有關供股連紅股發行以及紅股發行之普通決議案獲通過後，預期供股文件將於二零零三年九月一日(星期一)寄發予合資格股東。敬請參閱本通函附錄之資料。

此　致

列位股東　台照

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

二零零三年八月十四日



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

**建議按每持有五股現有股份
配發兩股供股股份之比例進行供股
連同按每股繳足股款供股股份
配發三股紅股之比例進行紅股發行**

茲提述載於通函(「通函」)第10至26頁之董事會函件，通函載有(其中包括)供股及紅股發行以及包銷協議之詳情，而本函件將收錄於通函中。通函所界定之涵義與本函件所採者具有相同涵義。

根據上市規則，由於供股部份由本公司之主要股東Modern Orbit包銷，供股及紅股發行根據上市規則第7.21(2)條須獲獨立股東於本公司之股東大會上批准。吾等(作為獨立非執行董事)已獲董事會委任組成獨立董事委員會以考慮供股之條款以及就此向獨立股東提供意見。獨立董事委員會亦委任華富融資為

* *僅供識別*

獨立財務顧問就供股之條款對股東而言是否屬公平合理向獨立董事委員會提供意見。

謹請　閣下　參閱載於通函第29及39頁之華富融資函件。該函件載有華富融資就供股提供之意見。經考慮供股之條款以及華富融資所提供之意見後，獨立董事委員會認為，供股之條款對股東而言屬公平合理。因此，獨立董事委員會建議獨立股東投票贊成將於股東特別大會上提呈以批准(其中包括)供股及紅股發行之決議案。

此　致

列位股東　台照

獨立董事委員會成員
陳文生

獨立董事委員會成員
李卓民

二零零三年八月十四日

以下為獨立財務顧問華富融資致獨立董事委員會載有其向獨立董事委員會就供股所提供意見之函件，以供收錄於本通函內。



Quam Capital Limited 華富嘉洛證券融資有限公司
Member of Quam Group
香港中環遮打道16-20號歷山大廈2301-2302室
2301-2302, Alexandra House, 16-20 Chater Road, Central, Hong Kong

敬啟者：

供股及紅股發行建議

緒言

吾等獲委任為獨立董事委員會有關供股及紅股發行建議之獨立財務顧問。有關供股及紅股發行建議之詳情載於二零零三年八月十四日致股東之通函(「通函」，本函件為其中一部份)之「董事會函件」內。除非文義另有所指，本函件所用詞語與通函所界定者具相同涵義。

貴公司擬透過供股方式以發行價每股0.10港元集資約34,100,000港元(未扣除開支)。 貴公司暫定向於記錄日期之合資格股東就其所持有每五股股份以未繳股款形式配發兩股供股股份，並就每股繳足供股股份發行三股紅股。供股所得款項淨額(i)約15,100,000港元將用於償還一名董事墊支貸款之未償還款項；(ii)約4,600,000港元將用於償還部份Fisherman Enterprises Inc.(「FEI」)墊支貸款之未償還款項；(iii)約5,000,000港元用於償還 貴集團部份銀行透支；及(iv)約7,300,000港元作為 貴集團之營運資金。

根據上市規則，供股(包括就繳足供股股份而紅股發行)必須獲股東批准。於最後實際可行日期，控股股東及其各自之聯繫人士(合共擁有493,427,762股股份，佔　貴公司現有已發行股本約57.89%)已向　貴公司及包銷商不可撤回地承諾認購其根據供股而暫定獲配發合共197,371,104股供股股份。執行董事孫志冲先生於181,500股股份中擁有權益(佔　貴公司現有已發行股本約0.02%)亦已向　貴公司及包銷商不可撤回地承諾認購其暫獲配發之72,600股供股股份。李永森先生、李文輝先生、何秀月女士、李文彬先生、余金霞女士、孫志冲先生、李卓民先生及陳文生先生(全部均為董事及彼等之聯繫人士)合共持有94,600,731份購股權，彼等已向　貴公司及包銷商不可撤回地承諾不會於接納供股股份及繳付股款之最後限期或之前行使附於購股權之認購權。包銷商已按各別基準悉數包銷根據供股而發行之所有供股股份(由控股股東及孫志冲先生所認購者除外)。

控股股東將於股東特別大會上放棄就批准供股之決議案投票。獨立非執行董事陳文生先生及李卓民先生已獲委任組成獨立董事委員會以考慮供股之條款並向獨立股東作出建議。吾等已獲委任為獨立董事委員會之獨立財務顧問，以就建議供股及紅股發行之條款對獨立股東而言是否公平合理發表獨立意見。

在達致意見時，吾等依賴　貴公司及其顧問所提供之資料及陳述。吾等假設通函所載或所述由董事所提供(彼等須負全責)之所有有關　貴集團之資料及聲明於發表時屬真實及準確，並可作依賴。吾等亦假設通函所載之所有聲明及所作出或所述之陳述在作出之時為真確，且於通函日期亦屬如此。吾等並無理由懷疑董事提供之資料以及作出之陳述之真確性、準確性及完整性。吾等亦已向董事徵求及取得確認，通函所提供及所述之資料概無遺漏任何重大事實。

吾等認為，吾等已審閱根據現行情況下目前可提供予吾等之所有資料及文件，使吾等可達致知情見解並有理由依賴所提供之資料，以便為吾等之意見提供合理基礎。吾等並無就　貴集團之業務及情況進行獨立調查。

主要考慮之因素及理由

於達致吾等有關建議供股之意見時，吾等已考慮下列主要因素及理由：

供股理由及所得款項用途

供股之目的乃為　貴集團籌集資金以改善其財務狀況及實力，發展其特許權及分銷業務以及加強　貴公司整體之營運資金及資產狀況，並從而改善　貴集團之資產及負債狀況。供股之估計所得款項淨額約32,000,000港元，並將動用(i)約15,100,000港元於償還一名董事墊支貸款之未償還款項；(ii)約4,600,000港元用於償還部份FEI墊支貸款之未償還款項；(iii)約5,000,000港元用於償還　貴集團部份銀行透支；以及(iv)約7,300,000港元用於　貴集團額外營運資金。

貴集團主要從事入口、推銷及分銷空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件以及其他電子及電器產品。截至二零零二年十二月三十一日止年度業務之經營虧損由二零零一年十二月三十一日止年度之約76,500,000港元虧損，減少至約9,100,000港元。　貴集團錄得盈利約6,000,000港元，而截至二零零一年十二月三十一日止年度之虧損則約99,500,000港元。然而，有關盈利主要來自年內　貴集團若干附屬公司清盤以及出售一間聯營公司之收益。

如董事會函件所述，董事及FEI墊支貸款之部份未償還款項，於二零零三年六月三十日分別約15,100,000港元及5,100,000港元，而欠負銀行之未償還銀行透支約15,000,000港元已悉數動用作為　貴集團之一般營運資金。上述一名董事及FEI之墊支以及銀行透支之條款詳情，載於董事會函件。

於二零零二年十二月三十一日，　貴集團之現金及銀行結餘約14,400,000港元，而　貴集團之債項則約351,000,000港元。

根據　貴公司二零零二年年度年報，經營業務及融資活動所賺取之現金，已用於減債，故此限制業務活動以及發揮銷量逐漸上升(尤其在旺季時)之優勢之能力，對　貴集團之業務造成不利影響。由於　貴集團擬繼續發展其特許權及分銷業務，董事經考慮融資利息之財務負擔以及債項融資對　貴公司

及　貴集團之現時財務狀況之影響後，認為以長期資金（尤其以股本形式）為　貴集團之長遠增長提供資金，實屬穩健之舉。

經考慮　貴集團之現時財務狀況以及上文所述之理由，吾等同意董事之意見，認為供股為加強　貴集團財務狀況之合適途徑。

發行價

貴公司將暫定向記錄日期之合資格股東，按其每持有五股股份而配發兩股供股股份，並另就每股繳足供股股份配發三股紅股。因此，經計及所發行之紅股及繳足供股股份，每股供股股份之實際價格（「實際價格」）為0.025港元，較：

- 最後交易日聯交所所報之每股收市價0.067港元折讓約62.69%；
- 截至最後交易日（包括該日）前十個交易日每股股份之平均收市價0.0654港元折讓約61.77%；
- 根據最後交易日收市價每股0.067港元計算之每股理論除權價約0.041港元折讓約39.02%；
- 每股資產淨值0.405港元（根據　貴公司於二零零二年十二月三十一日之經審核綜合資產淨值約345,368,000港元計算）折讓約93.83%；
- 於最後實際可行日期聯交所所報之每股收市價0.041港元折讓約39.02%；
- 截至最後實際可行日期（包括該日）前十個交易日之每股平均收市價0.0414港元折讓約39.61%；及
- 根據於最後實際可行日期之每股收市價0.041港元計算之每股理論除權價約0.031港元折讓約19.35%。

如通函中董事會函件所載，認購價乃由　貴公司及包銷商按公平磋商原則而釐訂。董事認為供股之條款屬公平合理，且符合　貴公司及股東之最佳利益。

鑑於現時市況以及為求加強供股之吸引力及使合資格股東能參與　貴集團日後之發展，董事認為實際價格較於最後交易日聯交所所報之收市價每股0.067港元折讓62.69%是恰當的。吾等已審核據吾等所知悉自二零零三年一月以來聯交所主板之上市公司進行之所有供股之發行價，並概列如下：

公司	公佈日期	實際發行價 (港元)	發行價較暫停買賣前最後交易日之折讓 (%)	發行價較截至最後交易日(包括該日)前十個交易日之平均收市價之折讓 (%)	發行價較根據最後交易日收市價計算之理論除權價之折讓 (%)
卓能(集團)有限公司	二零零三年一月二十八日	0.011	21.43	20.86	15.38
漢國置業有限公司	二零零三年二月十二日	1.00	32.4	29.9	16.1
永利控股有限公司	二零零三年二月十四日	1.50	47.92	46.88	38.02
人人控股有限公司	二零零三年三月三日	0.018	43.75	40.00	28.00
麗豐控股有限公司	二零零三年三月十一日	0.10	23.10	27.00	20.00
太平洋興業集團有限公司	二零零三年三月十八日	0.30	18.90	31.00	13.50
堡獅龍國際集團有限公司	二零零三年三月二十四日	0.22	5.17	6.78	3.51
慶屋國際有限公司	二零零三年五月六日	0.01	71.43	73.47	45.36
實達科技控股有限公司	二零零三年五月九日	0.1125	64.84	63.59	26.95

公司	公佈日期	實際發行價	發行價較暫停買賣前最後交易日之折讓	發行價較截至最後交易日（包括該日）前十個交易日之平均收市價之折讓	發行價較根據最後交易日收市價計算之理論除權價之折讓
		(港元)	(%)	(%)	(%)
力特有限公司	二零零三年五月十三日	0.01	85.71	87.26	75.00
生命科技集團有限公司	二零零三年五月二十七日	0.10	25.92	0.00	18.9
東聯控股有限公司	二零零三年五月二十八日	0.30	53.13	48.28	36.17
最高			85.71	87.26	75.00
最低			5.17	0.00	3.51
中位數			38.08	35.50	23.48
平均數			41.14	39.59	28.07
貴公司	二零零三年七月二十四日	0.025	62.69	61.77	39.02

如上表所示，最近進行供股之發行價折讓有非常大差異。實際價格之折讓亦在最近所進行供股之折讓範圍內，並較平均數及中位數高。因此，吾等同意董事之觀點，認為認購價足以鼓勵合資格股東參與供股，並對獨立股東而言屬公平合理。

股價表現及流通性

股價表現

下表概述自二零零三年一月至最後實際可行日期(「回顧期間」)股份每月最高及最低之每日收市價以及每日平均收市價：

	最高收市價 *(港元)*	最低收市價 *(港元)*	每日平均收市價 *(港元)*
二零零三年			
一月*	0.048A	0.036A	0.043A
二月*	0.059A	0.035A	0.043A
三月*	0.057A	0.041A	0.047A
四月*	0.044A	0.034A	0.040A
五月	0.073	0.041	0.052
六月	0.069	0.055	0.061
七月	0.072	0.038	0.058
八月 (截至最後實際可行日期)	0.044	0.041	0.042

資料來源：www.hkex.com.hk

* 「A」表示股份已根據　貴公司於二零零三年四月進行之紅股發行而作調整。

如上文所示，於回顧期間，股份一直以高於實際價格買賣。股份之經調整平均收市價，一直維持穩定，介乎於二零零三年一月之0.043港元至二零零三年四月之0.040港元。股份之買賣價由二零零三年五月開始逐漸上升，但於　貴公司在二零零三年七月二十四日宣佈供股後大幅下跌。吾等注意到，自二零零三年一月以來在聯交所主板上市並進行供股之公司，除一間之股價維持不變外，其他所有公司之股價均於緊隨公司宣佈透過供股集資之意向後首個交易日下跌。因此，吾等認為股價下跌並非公眾投資者對集資活動(例如供股)之公佈之不正常反應。

吾等注意到由二零零三年五月至最後交易日期間，　貴公司並未進行任何須根據上市規則而披露之大型企業活動。此外，同期概無有關　貴公司且會影響股價而須作出該公佈以外之公佈之資料。鑑於上文所述，吾等認為股價表現自二零零三年五月至刊發該公佈前之波動，純粹因為當時之市況而非任何有關　貴公司消息之反應。

於回顧期間聯交所所報並就　貴公司於二零零三年四月進行之紅股發行作調整之每股最高及最低收市價分別為二零零三年五月之0.073港元及二零零三年四月之0.034港元。實際價格較於回顧期間之股份經調整價格有重大折讓。由於供股股份於配發、發行及繳足後，在所有方面與當時已發行股份享有同等地位，且該等供股股份之持有人將能收取於配發供股股份日期後宣派、作出或派付之未來股息及分派，因此，獨立股東不會因認購供股股份而受不利影響。欲認購供股股份之獨立股東應注意，倘股份之買賣價較實際價格低，則股東較適合在市場購入該等股份而非認購供股股份。

其他集資方法

董事亦已考慮其他可供　貴集團選擇集資方法，例如銀行借貸及向第三者配售新股份。鑑於市況不濟以及最近之經濟環境，加上銀行借貸會造成更高之資產負債比率，故董事認為以長期資金（尤其以股本形式）為　貴集團長遠增長提供資金較為穩健。董事認為以供股形式集資較配售新股佳，乃因供股能使　貴集團透過現有股東注資而獲取額外資金，而私人配售則會攤薄現有股東於　貴公司之權益。

由於供股能使所有股東維持其各自於　貴公司之股權比例，並使彼等有共同機會參與　貴集團之進一步發展，故吾等同意董事之觀點，供股為一項合理集資方法，可在無須攤薄現有股東於　貴公司之權益下，鞏固　貴集團之財務狀況以及擴大股本基礎。

股權攤薄影響

不會悉數認購其根據供股而暫定獲配發之股份之合資格股東，其於　貴公司應佔之股權將於完成供股後被攤薄，最高被攤薄約61.5%。另一方面，欲透

過供股增加其於　貴公司之股權之合資格股東，可(視乎有否額外供股股份)購入未繳供股股份或申請超額供股股份。

財務影響

有形資產淨值

下表載列根據　貴集團於二零零二年十二月三十一日經審核有形資產淨值計算之　貴集團備考綜合有形資產淨值：

	港幣千元
於二零零二年十二月三十一日　貴集團之經審核綜合有形資產淨值	345,368
加：估計供股所得款項淨額	32,000
緊隨供股及紅股發行後備考綜合有形資產淨值	377,368
供股及紅股發行前按已發行852,367,051股股份計算之每股經審核綜合有形資產淨值	0.405港元
緊隨完成供股及紅股發行按完成後已發行2,216,154,331股股份計算之每股備考綜合有形資產淨值	0.170港元

於完成供股及紅股發行後　貴集團之資產淨值將增加。然而，　貴集團之每股資產淨值預期將由約每股0.405港元下跌至於完成供股及紅股發行後之約每股0.170港元。跌幅主要由於每股實際價格0.025港元較　貴集團於二零零二年十二月三十一日之每股資產淨值0.405港元大幅偏低。

鑑於上文所述，吾等認為供股可改善　貴集團之財務狀況，而由於所有股東獲提供相同參與供股之權利，故倘彼等悉數接納其根據供股所享有之權利，彼等亦可維持其於　貴公司之權益。

資產與負債比率及營運資金

於二零零二年十二月三十一日，　貴集團未償還之借貸合共約228,200,000港元。供股及紅股發行完成後，　貴集團之資產與負債比率(即未償還借貸減現金及銀行結餘除以股本)將由約61.9%減至約50.6%。

於二零零二年十二月三十一日，　貴集團之現金及銀行結餘約14,400,000港元。估計供股所得款項淨額24,700,000港元，將應用於償還　貴集團之部份債項。餘額將增加　貴集團之營運資金約7,300,000港元，每年節省之利息開支約2,400,000港元(詳情見董事會函件)，將使　貴集團獲得額外營運資金。

供股將改善　貴集團財務狀況以及降低　貴集團之資產與負債比率。供股後，營運資金狀況亦將獲改善。因此，吾等同意董事之觀點，認為供股符合貴公司及股東之利益。

推薦建議

經考慮上述之主要因素及理由以及尤其下列者後：－

- 貴集團現時之財務狀況以及供股之理由及所得款項用途；
- 如上文「發行價」一段所述，實際價格之折讓在其他供股折讓之範圍內，且較該等最近供股之平均數及中位數高；
- 實際價格較於回顧期間股份之經調整價格出現大幅折讓；
- 股權之潛在攤薄影響以及股東根據供股之權利及所享有之股份；及
- 貴集團之財務影響；

吾等認為建議供股對　貴集團整體有利。因此，吾等認為供股之條款對獨立股東而言屬公平合理。

因此，吾等建議獨立董事委員會推薦獨立股東投票贊成擬於股東特別大會提呈之決議案以批准供股。

此　致

香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓
和記行（集團）有限公司
獨立董事委員會　台照

代表
華富嘉洛證券融資有限公司
董事總經理
Richard D. Winter
謹啟

二零零三年八月十四日

1. 責任聲明

本通函遵照上市規則之規定提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並經一切合理查詢後，確認就彼等所深知及確信，本通函內並無遺漏其他事實，致使本通函中任何內容產生誤導。

2. 股本

本公司緊隨供股及紅股發行完成後之法定及已發行股本將為如下：

法定：		*港元*
3,500,000,000	股股份（於最後實際可行日期）	350,000,000.00
已發行及將發行繳足或入賬列作繳足股份：		
852,367,051	股已發行股份（於最後實際可行日期）	85,236,705.10
340,946,820	股將根據供股發行之股份*（附註）*	34,094,682.00
1,022,840,460	股將根據紅股發行之股份*（附註）*	102,284,046.00
2,216,154,331	股已發行股份（緊隨供股連紅股發行完成後）	221,615,433.10

（附註）：於最後實際可行日期，尚未行使之購股權可認購合共171,676,201股股份。於購股權持有人當中，董事李永森先生、李文輝先生、何秀月女士、李文彬先生、余金霞女士、孫志冲先生、李卓民先生及陳文生先生以及彼等之聯繫人士合共可認購94,600,731股股份，彼等已向本公司及包銷商作出不可撤回承諾，不會在接納日期或之前行使各自之購股權所附之認購權。

倘若尚餘未有行使之購股權於記錄日期或之前獲悉數行使，則將因此根據供股及紅股發行分別再發行30,830,188股供股股份及92,490,564股紅股。

3. 董事資料

執行董事

姓名	**地址**
李永森 *（榮譽主席）*	香港 司徒拔道41A 玫瑰新邨 17樓A1室
李文輝 *（執行主席兼行政總裁）*	香港 司徒拔道 肇輝台1C、2樓
孫志冲	香港 西摩道8號C-5室
李文彬	香港 司徒拔道41A 玫瑰新邨 17樓A1室

非執行董事

余金霞	香港 司徒拔道41A 玫瑰新邨 17樓A1室

獨立非執行董事

姓名	**地址**
陳文生	香港 蒲魯賢徑9號 寶園25樓B室
李卓民	香港 淺水灣 淺水灣道102號F室

董事資歷如下：

執行董事

李永森，76歲，本公司創辦人兼榮譽主席，彼等代理消費品積58年經驗，自本集團創立至今，一直參與策劃本集團之市務及策略事宜。彼獲選為港九無線電聯會董事與港九電器商聯會有限公司名譽會長。

李文輝，BSB、MBA，46歲，本公司執行主席兼行政總裁，為李永森先生及余金霞女士之子，對經銷消費品積23年經驗。彼獲明尼蘇達州大學(University of Minnesota)頒發工商管理學士及碩士銜。彼曾連續兩屆獲選並擔任港九無線電聯會之會長，此為香港影音事業的聯會。彼已任職本集團19年。

孫志冲，MBA，56歲，和記電業有限公司家電業務團之董事及勵安有限公司董事。彼對商管、銷售及推銷汽車、電器及空調產品方面積31年經驗。彼已任職本集團約7年。

李文彬，BSc、MSc，麥芝根大學，MSc，史丹福大學，44歲，於二零零二年一月委任為本公司董事。李先生為李永森先生與余金霞女士之兒子，亦為李文輝先生胞弟。負責本集團策略規劃及開發新項目。加盟本集團之前，曾於Apple Computer International Limited研發部任職系統軟件專家一職，為時5年。在擔任本職之前，曾於一九九一年至一九九七年期間積極參與本集團業務。

非執行董事

余金霞，70歲，李永森先生之妻子，自一九六二年至一九八九年十二月一直參與本集團之決策事宜，此後一直擔任本公司之非執行董事。彼於貿易及分銷消費者產品具逾28年經驗。

獨立非執行董事

陳文生，M.A.，劍橋大學，47歲，彼自一九九九年四月起擔任本公司之獨立非執行董事。陳先生為利興發展有限公司主席兼董事總經理，並為馬來西亞上市公司IGB Corporation Berhad之執行董事及在香港聯合交易所有限公司上市之南華集團有限公司、南華證券有限公司、South China Industries Limited及麗星郵輪有限公司之董事。彼並擔任多間公司之董事。

李卓民，Ed.M，哈佛大學，47歲，裕大有限公司主席兼董事總經理，並為美國房地產發展及投資公司East West Enterprises Co. Ltd.及Oasis Development Enterprises集團之主席。彼亦是美國Gordon College (USA) 之East West Institute of International Studies之創辦人及董事。多年來，彼並擔任多間社會及慈善機構之董事。

4. 公司資料及有關各方

註冊辦事處	Cedar House 41 Cedar Avenue Hamilton HM12 Bermuda
香港主要辦事處	香港 新界葵涌 青山道585-609號 和記行大廈 A座10樓
授權代表	李文輝先生 孫志沖先生
核數師	德勤•關黃陳方會計師行 *執業會計師* 香港 干諾道中111號 永安中心26樓

本公司財務顧問	滙富融資有限公司 香港 中環 夏慤道10號 和記大廈5樓
包銷商	滙富証券有限公司 香港 中環 夏慤道10號 和記大廈5樓
	Modern Orbit Limited P.O. Box 3340 Road Town, Tortola, British Virgin Islands
獨立財務顧問	華富嘉洛證券融資有限公司 香港 中環 遮打道16-20號 歷山大廈2301-2302室
本公司及供股之法律顧問 （香港法律）	美富律師事務所 香港 皇后大道中30號 娛樂行21樓
本公司法律顧問 （百慕達法律）	Appleby Spurling & Kempe 香港 中環 皇后大道中99號 中環中心 5511室
香港股份登記過戶分處	標準證券登記有限公司 香港 灣仔 告士打道56號 東亞銀行港灣中心地下

5. 董事權益披露

(a) 於最後實際可行日期，各董事及本公司行政總裁於本公司或其相聯法團(定義見證券及期貨條例第XV部份)股份、相關股份及債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼等擁有之權益及淡倉)，或依據證券及期貨條例第352第須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(i) 於最後實際可行日期於股份之實益權益及淡倉

	股份數目				
董事姓名	個人權益	家族權益	公司權益	其他	總計
李文輝	12,909,380	2,591,820 *(附註1)*	450,513,734 *(附註2)*	–	466,014,934
李文彬	1,815,000	–	456,074,192 *(附註2及3)*	–	457,889,192
余金霞	20,037,370	–	450,513,734 *(附註2)*	–	470,551,104
孫志冲	181,500	–	–	–	181,500

附註：

1. 該2,591,820股股份由李文輝先生之配偶何秀月女士擁有。

2. 該450,513,734股股份由Cyber Tower Inc.作為The WS Lee Unit Trust之受託人全資擁有之Modern Orbit持有。The WS Lee Unit Trust 99%之單位由一項全權信託持有，而李永森先生之家族成員(包括余金霞女士、李文輝先生及李文彬先生)為該信託之受益人。The WS Lee Unit Trust餘下之1%單位由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，並由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該456,074,192股股份中，5,560,458股股份由Fisherman Enterprises Inc.持有，該公司為一間於英屬處女群島註冊成立之公司，並由李文彬先生全資擁有。

4. 於股份之所有權益屬好倉。概無董事持有任何股份之淡倉。

(ii) 於最後實際可行日期於本公司股本衍生工具之有關股份之實益權益及淡倉：

董事姓名	授予購股權日期	購股權可認購之股份數目	行使期限	每股認購價
				港元
李永森	一九九七年七月二十八日	7,563,255	一九九七年八月三十一日至二零零三年八月三十日	1.4416
	一九九八年一月十九日	1,815,181	一九九八年二月二十二日至二零零四年二月二十一日	0.5951
	一九九九年十二月二十一日	3,932,892	二零零零年二月十一日至二零零六年二月十日	0.3786
	二零零零年二月十一日	1,815,181	二零零零年三月二十一日至二零零六年三月二十日	0.8828
	二零零一年八月十日	21,177,117	二零零一年九月十六日至二零零七年九月十五日	0.2705
	二零零二年九月二十四日	246,400	二零零二年九月二十四日至二零零八年九月二十三日	0.0909
李文輝	一九九七年七月二十八日	8,168,315*	一九九七年八月二十八日至二零零三年八月二十七日	1.4416
	一九九八年一月十九日	1,875,686*	一九九八年二月十九日至二零零四年二月十八日	0.5951
	一九九八年六月十日	605,060	一九九八年七月二十四日至二零零四年七月二十三日	0.2847
	一九九九年十二月二十一日	4,053,904*	二零零零年二月七日至二零零六年二月六日	0.3786
	二零零零年二月十一日	2,117,711	二零零零年三月十八日至二零零六年三月十七日	0.8828
	二零零一年五月二十八日	2,420,242	二零零一年六月二十九日至二零零七年六月二十八日	0.2705
	二零零一年八月十日	21,177,117	二零零一年九月十六日至二零零七年九月十五日	0.2705
	二零零一年八月二十九日	302,529*	二零零一年九月三十日至二零零七年九月二十九日	0.2705
	二零零二年九月二十四日	8,522,800	二零零二年九月二十四日至二零零八年九月二十三日	0.0909

* 向李文輝之配偶配發之購股權已計入李文輝先生之權益內。

董事	授予購股權日期	購股權可認購之股份數目	行使期限	每股認購價
				港元
李文彬	二零零二年六月四日	1,210,121	二零零二年六月四日至二零零八年六月三日	0.1309
	二零零二年九月二十四日	550,000	二零零二年九月二十四日至二零零八年九月二十三日	0.0909
孫志冲	一九九七年七月二十八日	605,060	一九九七年八月三十一日至二零零三年八月三十日	1.4416
	一九九九年十二月二十一日	181,517	二零零零年二月六日至二零零六年二月五日	0.3786
	二零零零年二月十一日	302,529	二零零零年三月二十二日至二零零六年三月二十一日	0.8828
	二零零一年一月十八日	157,315	二零零一年三月六日至二零零七年三月五日	0.2705
	二零零一年八月十日	605,060	二零零一年九月十九日至二零零七年九月十八日	0.2705
	二零零二年六月四日	2,420,242	二零零二年六月四日至二零零八年六月三日	0.1309
	二零零二年九月二十四日	770,000	二零零二年九月二十四日至二零零八年九月二十三日	0.0909
余金霞	二零零一年八月二十九日	302,539	二零零一年九月三十日至二零零七年九月二十九日	0.2705
李卓民	二零零二年六月四日	847,084	二零零二年六月四日至二零零八年六月三日	0.1309
	二零零二年九月二十四日	4,400	二零零二年九月二十四日至二零零八年九月二十三日	0.0909
陳文生	二零零二年六月四日	847,084	二零零二年六月四日至二零零八年六月三日	0.1309
	二零零二年九月二十四日	4,400	二零零二年九月二十四日至二零零八年九月二十三日	0.0909

(iii) 於最後實際可行日期於相聯法團之實益權益及淡倉

董事姓名	相聯法團名稱	持有或擁有之股份數目或股本權益金額	股份／權益類別及／或概況
李永森	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞	和記電業有限公司	400	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	福和貿易有限公司	34,335	無投票權遞延股

於最後實際可行日期，各董事或本公司行政總裁概無於本公司或任何相聯法團(定義見證券及期貨條例第XV部)任何股份、有關股份或債務證券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或持有之淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352節須列入該條例所述登記冊內或依據上市規則所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或淡倉。

自二零零二年十二月三十一日(本公司最近期刊發之經審核賬目之結算日)以來，各董事並無在本集團任何成員公司所買賣或租賃或建議買賣或租賃之任何資產中概無擁有直接或間接任何權益。

各董事於本通函日期仍然生效且與本集團整體業務有重大關係之任何合約或安排中概無擁有重大權益。

6. 擁有根據證券及期貨條例第XV部第2及3分部份須予披露之權益或淡倉之人士以及主要股東

除下文所述者外，於最後實際可行日期，據董事所知，(i)概無人士擁有或被視作或計作擁有須根據證券及期貨條例第XV部第2及3分部之條文而向本公司及聯交所披露之本公司股份或有關股份之權益或淡倉；及(ii)概無其他人士(不包括本集團任何成員公司)直接或間接擁有附有權利可在所有情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益或就該等股本擁有任何購股權：

公司名稱	股份數目	於最後實際可行日期於已發行股份總數之概約百分比
Modern Orbit	450,513,734	52.86%

附註： 該450,513,734股股份由Cyber Tower Inc.作為The WS Lee Unit Trust之受託人全資擁有之Modern Orbit持有。The WS Lee Unit Trust 99%之單位由一項全權信託持有，而李永森先生之家族成員(包括余金霞女士、李文輝先生及李文彬先生)為該信託之受益人。The WS Lee Unit Trust餘下之1%單位由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，並由余金霞女士、李文輝先生及李文彬先生擁有。

7. 重大合約

緊接本通函前兩年，本公司或其附屬公司訂立下列屬於或可能屬於重大之合約(並非為日常業務過程中訂立之合約)如下：

(a) ebuystore (B.V.I.) Limited (「ebuystore BVI」)(作為買方)與Racer Profits Limited (「Racer Profits」)(作為賣方)以代價351港元購入Mega Warehouse (B.V.I.) Limited (「Mega」)之45%權益而於二零零一年九月二十一日訂立之協議；

(b) Racer Profits與ebuystore BVI以代價1.00港元轉讓Mega欠予Racer Profits為數4,045,739港元之股東貸款而於二零零一年九月二十一日訂立之轉讓契據；

(c) ebuystore BVI(作為買方)與Rich Destiny Holdings Limited (作為賣方)以代價195港元購入ebuystore.com Limited 25%權益而於二零零一年九月二十一日訂立之協議；

(d) 李文輝先生與ebuystore BVI就以代價1.00港元轉讓易買網有限公司欠付李文輝先生為數777,650港元之董事貸款而於二零零一年九月二十一日訂立之轉讓契據；

(e) 本公司與三菱重工業株式會社(「三菱重工」)於二零零一年十一月九日就償還本集團欠負三菱重工之全部金額而訂立之協議；

(f) 本公司之全資附屬公司Wo Kee Hong (Singapore) Pte Ltd.作為轉讓人與Eroklsir Auto Services Pte Ltd.作為承讓人於二零零一年十二月十八日就以7,000,000坡幣代價轉讓新加坡共和國一項物業而訂立之轉讓契據；

(g) Wo Kee Hong (B.V.I.) Limited(作為賣方)與李永森先生(作為買方)以代價1,300,000港元出售Golden City Equities Limited之全部已發行股本而於二零零一年十二月三十一日訂立之協議；

(h) 本公司、李永森先生、李文輝先生、余金霞女士、李文彬先生、Fisherman Enterprises Inc.及Unit Cosmo International Limited與滙富証券(作為包銷商)就供股及發行紅股而於二零零二年一月三十日訂立包銷協議；

(i) 本公司兩間附屬公司勵駿汽車有限公司(「勵駿汽車」)(作為賣方)及快意汽車有限公司(「快意汽車」)(作為買方)就作為集團重組一部份而出售勵駿汽車業務予快意汽車而於二零零三年六月二十七日訂立買賣協議；

(j) 三菱重工、和記電業有限公司(「和記電業」)、Stoneycroft Estates Limited (「Stoneycroft」)、Metro Global Limited(「Metro Global」)及Ever Rising Investments Limited(「Ever Rising」)就清償有關三菱重工向和記電業提供之貨品而欠負之債項26,247,346.27美元(相等於約204,829,040.82港元)而於二零零二年六月二十八日訂立清償契據；

(k) Stoneycroft(作為押記人)、三菱重工(作為承押記人)及本公司就位於香港新界葵涌青山道585-609號之和記行大廈2樓A座及停車位而於二零零二年六月二十八日訂立押記契據;

(l) Ever Rising(作為押記人)、三菱重工(作為承押記人)及本公司就位於香港新界葵涌青山道585-609號之和記行大廈2樓B座而於二零零二年六月二十八日訂立押記契據;

(m) 三菱重工(作為貸款人)、和記電業(作為借款人)及本公司(作為擔保人)就一筆本金額為17,039,689.38美元(相等於133,000,000港元)之貸款而於二零零二年六月二十八日訂立貸款協議;及

(n) 東莞長興製冷設備有限公司(作為出讓人)、中山市東鳳鎮房地產開發有限公司(作為承讓人)及朱新桂先生(作為承讓人之擔保人)就以代價人民幣5,800,452元轉讓位於中山市東鳳鎮總面積為48.33畝之三塊土地而於二零零三年四月十七日訂立土地使用權轉讓協議;及

(o) 包銷協議。

8. 重大逆轉

除本通函內董事會函件中「業務回顧及前景」一段所披露者外,於最後實際可行日期,據董事所知悉,本集團自二零零二年十二月三十一日(即本集團最近期刊發之經審核賬目之結算日)以來之財務或業務狀況概無有任何重大逆轉。

9. 訴訟

於最後實際可行日期,本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁,且據董事所知,本公司或其任何附屬公司均無涉及任何尚未了結或提出或面臨威脅之重大訴訟或索償要求。

10. 服務合約

董事概無與本公司訂立不可由本公司於一年內毋須支付賠償(法定賠償除外)而終止之尚未屆滿服務合約。

11. 專家同意書

以下為曾於本通函內提供所載之意見或建議之專家之資格：

名稱	資格
華富融資	視作持牌機構

華富融資已發出同意書，同意刊發本通函，並按本通函所示形式及涵義載入其函件及引述其名稱，且迄今並無撤回其同意書。

華富融資確定並無擁有本公司或其任何附屬公司之股權，亦無享有認購或委派他人認購本集團任何成員公司之證券之權利（不論是否可合法行使），亦確定並無於本集團任何成員公司自二零零二年十二月三十一日（即本公司最近期刊發之經審核賬目之結算日）以來所買賣或租賃，或建議買賣或租賃之任何資產中擁有任何直接或間接權益。

12. 其他事項

1. 本公司之登記辦事處為Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda。

2. 本公司於香港之主要辦事處為香港新界葵涌青山道585-609號和記行大廈A座10樓。

3. 本公司之公司秘書為吳心瑜女士，彼為英國特許秘書及行政人員公會會員。

4. 本公司於香港之股份過戶登記分處為標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

5. 供股及紅股發行涉及之費用，包括財務顧問費、包銷佣金、印刷、註冊、翻譯、法律及會計費用等，估計約為2,100,000港元，將由本公司支付。

6. 倘本通函之中英文本如有歧義，概以英文本為準。

13. 備查文件

下列文件可由即日起至股東特別大會舉行日期(包括該日)止任何週日(公眾假期除外)之一般辦公時間在本公司之香港主要辦事處，地址為香港新界葵涌青山道585至609號和記行大廈A座10字樓之辦事處可供查閱：

(i) 本公司截至二零零一年及二零零二年十二月三十一日止兩個財政年度之年報；

(ii) 本公司截至二零零二年六月三十日止六個月之中期報告；

(iii) 本公司之公司組織章程大綱及細則；

(iv) 華富融資意見函件，其全文載於本通函第29至39頁；

(v) 本附錄第7段所述之重大合約；及

(vi) 本附錄第11段所述之同意書。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

茲通告和記行(集團)有限公司(「本公司」)謹定於二零零三年九月一日(星期一)上午九時三十分正假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行股東特別大會，藉以酌情考慮通過下列決議案作為普通決議案：

普通決議案

1. 「**動議**待通過召開本大會通告(本決議案為其中一部份)所載第2項決議案後，批准向於二零零三年九月一日名列本公司股東名冊而其地址乃位於香港且名列供股股份持有人首位之本公司股東(「合資格股東」)，(i)按合資格股東每持有五股股份獲發兩股供股股份以及每持有一股供股股份獲發三股紅股之基準以及(ii)按日期均為二零零三年九月一日並將寄發予合資格股東之供股章程、暫定配發通知書及額外供股股份申請表格(統稱「供股文件」)所載之條款及條件並在其限制下，以供股形式配發及發行本公司每股面值0.10港元之股份(「股份」)中不少於340,946,820股及不超過371,777,008股供股股份(「供股股份」)，以及以入賬列為繳足形式配發及發行不少於1,022,840,460股股份及不超過1,115,331,024股股份(「紅股」)(「供股建議」)，而供股建議將悉數由滙富証券及本公司主要股東Modern Orbit Limited根據於二零零三年七月十八日訂立之包銷協議(「包銷協議」)以各別基準分別按34.84%及65.16%之比例包銷，供股建議以及包銷協議之條款及條件已載於二零零三年八月十四日刊發之通函(「通函」，召開本大會之通告為其一部份)，而載有「A」字樣之供股文件、包銷協議及通函副本已提交大會主席簽署以資識別；並且確認及追認由本公司訂立之包銷協議，以及授權本公司董事按供股文件所載之條款及條件以及在其限制下發行及配發該等供股股份及紅股。」

* *僅供識別*

2. 「**動議**待通過召開本大會之通告(本決議案為其中一部份)所載之第1項決議案後,授權本公司董事動用繳入盈餘賬中不超過111,533,102.40港元之進賬,以將根據供股建議而配發及發行之紅股入賬列為本公司股本中之繳足股份。」

3. 「**動議**

(i) 在下文第(iii)段之規限下,一般及無條件批准本公司董事在有關期間(定義見下文),行使本公司全部權力,配發、發行及處置任何本公司股本中任何未發行之股份,並訂立或授出可能需行使該等權力之售股建議、協議及/或購股權;

(ii) 本決議案第(i)段之批准屬於向董事授出之任何其他授權以外,並授權本公司董事可在有關期間,作出或授予可能要在有關期間結束後行使該等權力之售股建議、協議及/或購股權;

(iii) 本公司之董事根據上文第(i)段之批准而配發或發行(或以其他方式處置之本公司股本中未發行股份總面值,(根據供股(定義見下文)或行使本公司已發行之任何認股權證所附之認購權而發行者除外)合共不得超過於本公司經根據建議供股(定義見本大會通告(本決議案收錄其中)所載之第1項決議案)而配發或發行之供股股份(定義見本大會通告(本決議等收錄其中)所載之第1項決議案)及紅股(定義見本大會通告(本決議等收錄其中)所載之第1項決議案)而擴大之已發行股本中總面值或倘建議供股失效,則為通過本第3項決議案之日本公司股本總面值之20%;

(iv) 就本決議案而言:

(a) 「**有關期間**」指由本決議案獲通過之日至下列三者中之最早日期止期間:

(1) 本公司下屆股東週年大會結束時;

(2) 法例或公司之細則所規定本公司須舉行下屆股東週年大會之期限屆滿時;及

(3) 於本公司股東大會上股東以普通決議案撤回或修訂本決議案所述授權之日；及

(b) 「**供股**」指本公司董事於指定期間，向於指定記錄日期名列股東名冊之本公司股本中之股份持有人按當時之持股比例發售本公司股本中之股份（本公司董事可就零碎配額或任何香港以外地區之法律限制或責任或當地任何認可管制機構或證券交易所之規定，作出其認為必須或適當之豁免或其他安排）。」

承董事會命
和記行（集團）有限公司
公司秘書
吳心瑜

香港，二零零三年八月十四日

註冊辦事處：
Cedar House
41 Cedar Avenne
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

附註：

(1) 凡有權出席股東特別大會並可於會上投票之本公司股東，均有權委任一位或多位委任代表代其出席及投票，委任代表無須為本公司之股東。

(2) 代表委任表格連同簽署人之授權書或其他授權文件(如有)或該等文件經公證人簽署證明之副本，最遲須於股東特別大會或其任何續會召開時間48小時前交回本公司主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，方為有效。

(3) 倘屬聯名股份登記持有人，任何一位持有人均可就該等股份親身或以委任代表在股東特別大會上投票，猶如擁有全部權益無異。倘超過一位聯名持有人親身或委任代表出席股東特別大會，則在本公司股東名冊就該等股份排名於首之持有人方有權就該等股份投票。

(4) 本公司股東於應付委任代表之文據後，仍可親身出席大會並於會上投票表決；在此情況下，委任代表之文據將視作遭撤銷。

(5) 隨函附奉股東特別大會適用之代表委任表格。

THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this prospectus or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this prospectus to the purchaser(s) or transferee(s) or to the licensed securities dealer, the bank, or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Dealings in the shares of the Company may be settled through the Central Clearing and Settlement System ("CCASS") and you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser for details of those settlement arrangements and how such arrangements may affect your rights and interests.

A copy of this prospectus, together with copies of the provisional allotment letter and the form of application for excess Rights Shares, have been registered with the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). A copy of this prospectus, together with copies of the provisional allotment letter and the form of application for excess Rights Shares, have been filed with the Registrar of Companies in Bermuda in accordance with the Companies Act 1981 of Bermuda. The Registrar of Companies in Hong Kong, the Registrar of Companies in Bermuda and the Securities and Futures Commission take no responsibility as to the contents of any of the documents referred to above.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this prospectus, the provisional allotment letter or the form of application for excess Rights Shares, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus, the provisional allotment letter or the form of application for excess Rights Shares.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

RIGHTS ISSUE
OF NOT LESS THAN 340,946,820 RIGHTS SHARES OF HK$0.10 EACH
AT HK$0.10 PER RIGHTS SHARE
ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY FIVE EXISTING SHARES
HELD ON THE RECORD DATE WITH THE BONUS SHARES ISSUE
ON THE BASIS OF THREE BONUS SHARES
FOR EVERY FULLY PAID RIGHTS SHARE

Financial adviser to WO KEE HONG (HOLDINGS) LIMITED


集滙
團富
Kingsway Capital Limited

It should be noted that the Underwriters may terminate their obligations set out in the Underwriting Agreement by notice in writing given by Kingsway SW Securities (for itself and on behalf of the other Underwriter) to the Company at any time if, prior to 5:00 p.m. on the third Business Day after the date on which the latest time for acceptance of the Rights Shares falls, which is expected to be Monday, 22 September 2003, there shall develop, occur, exist or come into effect: (a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other place in which any member of the Group conducts or carries on business; or (b) any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or (c) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise), which: (1) has or will have a material adverse effect on the Company or the Group or the Rights Issue; or (2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or (3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue. Accordingly, if the Underwriters exercise their rights to terminate the Underwriting Agreement, the Rights Issue will not proceed. This means that any persons contemplating selling or purchasing Rights Shares in their nil-paid form during the period in which they may be traded on the Stock Exchange, which is expected to be from Wednesday, 3 September 2003 to Thursday, 11 September 2003, bear the risk that the Rights Issue may not proceed.

Any shareholders or other persons contemplating selling or purchasing Shares and/or Rights Shares in their nil-paid form during the period when the conditions to which the Rights Issue is subject remain unfulfilled or during which the Underwriters have the right to terminate their obligations for force majeure events or otherwise and who are in any doubt about their position are recommended to consult their professional advisers.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms and the Bonus Shares on the Stock Exchange, and subject to compliance with the stock admission requirements of HKSCC, the Rights Shares in their nil-paid and fully-paid forms and the Bonus Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms and the Bonus Shares, or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

No provisional allotment of Rights Shares has been made to Shareholders with addresses outside Hong Kong on the register of members of the Company on 1 September 2003, being the record date, being the Non-Qualifying Shareholders.

The latest time for acceptance and payment for the Rights Shares is 4:00 p.m. on Wednesday, 17 September 2003. The procedure for acceptance and/or transfer of the Rights Shares is set out on pages 14 to 15 of this prospectus.

1 September 2003

CONTENTS

Page

It should be noted that the Underwriters may terminate their obligations set out in the Underwriting Agreement by notice in writing given by Kingsway SW Securities (for itself and on behalf of the other Underwriter) to the Company at any time if, prior to 5:00 p.m. on the third Business Day after the date on which the latest time for acceptance of the Rights Shares falls, which is expected to be Monday, 22 September 2003, there shall develop, occur, exist or come into effect:

(a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other place in which any member of the Group conducts or carries on business; or

(b) any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or

(c) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise),

which:

(1) has or will have a material adverse effect on the Company or the Group or the Rights Issue; or

(2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or

(3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue.

Accordingly, if the Underwriters exercise their rights to terminate the Underwriting Agreement, the Rights Issue will not proceed. This means that any persons contemplating selling or purchasing Rights Shares in their nil-paid form during the period in which they may be traded on the Stock Exchange, which is expected to be from Wednesday, 3 September 2003 to Thursday, 11 September 2003, bear the risk that the Rights Issue may not proceed.

The following information is derived from, and should be read in conjunction with, the full text of this prospectus.

Number of Shares in issue *(Note)*	852,367,051 Shares as at the Latest Practicable Date
Basis of the Rights Issue	two Rights Shares for every five existing Shares held on the Record Date
Basis of issue of Bonus Shares	three Bonus Shares for every fully-paid Rights Share
Number of Rights Shares to be issued *(Note)*	not less than 340,946,820 Rights Shares
Number of Bonus Shares to be issued *(Note)*	not less than 1,022,840,460 Bonus Shares
Amount to be raised by the Rights Issue	approximately HK$34.1 million before expenses
Right of excess applications	Qualifying Shareholders will be entitled to apply for any unsold entitlements of the Non-Qualifying Shareholders and any Rights Shares provisionally allotted but not accepted or otherwise subscribed for by transferees of nil-paid Rights Shares
Non-Qualifying Shareholders	Arrangements will be made for Rights Shares which would otherwise have been provisionally allotted to the Non-Qualifying Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses, of HK$100 or more will be paid pro rata to the Non-Qualifying Shareholders. The Company will retain individual amounts of less than HK$100

Note: As at the Latest Practicable Date, there are outstanding Share Options to subscribe for an aggregate of 171,676,201 Shares. Amongst the Share Option holders, Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE, Ms. Kam Har YUE, Mr. Sammy Chi Chung SUEN, Mr. Raymond Cho Min LEE and Mr. Boon Seng TAN, all of whom are Directors or their associates, in aggregate, are entitled to subscribe for 94,600,731 Shares pursuant to the exercise of the subscription rights attaching to the respective Share Options, have given Irrevocable Undertakings to the Company and the Underwriters not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date.

If the remaining outstanding Share Options are exercised in full on or before the Record Date, a further 30,830,188 Rights Shares and a further 92,490,564 Bonus Shares will be issued and allotted under the Rights Issue and the Bonus Shares Issue.

	2003
Record Date	Monday, 1 September
Despatch of the Rights Issue Documents	Monday, 1 September
Register of members re-opens	Tuesday, 2 September
First day of dealings in nil-paid Rights Shares	Wednesday, 3 September
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Monday, 8 September
Last day of dealings in nil-paid Rights Shares	Thursday, 11 September
Latest time for payment for and acceptance of Rights Shares	4:00 p.m. on Wednesday, 17 September
Rights Issue expected to become unconditional	5:00 p.m. on Monday, 22 September
Announcement of results of acceptance of the Rights Issue	Tuesday, 23 September
Despatch of refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares	Tuesday, 23 September
Certificates for fully-paid Rights Shares and Bonus Shares expected to be despatched on or before	Tuesday, 23 September
First day of dealings in the fully-paid Rights Shares and the Bonus Shares	Thursday, 25 September

In this prospectus, the following expressions have the meanings respectively set opposite them unless the context otherwise requires:

"Acceptance Date"	Wednesday, 17 September 2003, or such other date as the Underwriters may agree in writing with the Company as the latest date for acceptance of, and payment for, the Rights Shares
"Announcement"	the announcement made by the Company dated 24 July 2003, in relation to the proposed Rights Issue with Bonus Shares Issue
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Board"	board of Directors
"Bonus Shares"	not less than 1,022,840,460 new Shares to be allotted and issued by way of bonus to the first registered holders of the fully-paid Rights Shares on the basis of three Shares (credited as fully-paid) for every fully-paid Rights Share
"Bonus Shares Issue"	the issue of Bonus Shares to the first registered holders of the Rights Shares, credited as fully paid, on the basis of three Bonus Shares for every fully paid Rights Share
"Business Day"	any day on which the Stock Exchange is open for the business of dealing in securities
"CCASS"	the Central Clearing and Settlement System, established and operated by HKSCC
"Code"	the Hong Kong Codes on Takeovers and Mergers and Share Repurchases
"Company"	WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange
"Companies Act"	Companies Act 1981 of Bermuda (as amended)

"Controlling Shareholders"	Modern Orbit, Mr. Richard Man Fai LEE, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE and Fisherman Enterprises Inc. together with their respective associates
"Director(s)"	director(s) of the Company, including the executive directors, non-executive director and independent non-executive directors
"EAF(s)"	application form(s) for excess Rights Shares
"General Mandate"	the general mandate granted to the Directors at the SGM, for the issue and allotment of such number of Shares, as representing not more than 20% of the issued share capital of the Company as enlarged by the Rights Shares and the Bonus Shares;
"Group"	the Company and its subsidiaries
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Irrevocable Undertakings"	the irrevocable undertakings given by each of Modern Orbit, Fisherman Enterprises Inc., Mr. Wing Sum LEE, Ms. Kam Har YUE, Mr. Richard Man Fai LEE, Mr. Jeff Man Bun LEE, Mr. Sammy Chi Chung SUEN, Mr. Raymond Cho Min LEE, Mr. Boon Seng TAN and Ms. Siew Yit HOH to the Company and the Underwriters in respect of their Shares and/or outstanding Share Options
"Issue Price"	the price of HK$0.10 per Rights Share
"Kingsway Capital"	Kingsway Capital Limited, a deemed Licensed Corporation, financial adviser to the Company in relation to the Rights Issue and a fellow subsidiary of Kingsway SW Securities
"Kingsway SW Securities"	Kingsway SW Securities Limited, a deemed Licensed Corporation, one of the Underwriters of the Rights Issue and a fellow subsidiary of Kingsway Capital

"Last Trading Day"	Friday, 18 July 2003 being the last trading day before the suspension of the trading of the Shares on the Stock Exchange pending the publication of the Announcement on Friday, 25 July 2003
"Latest Practicable Date"	Tuesday, 26 August 2003, being the latest practicable date prior to the printing of this prospectus for the purpose of ascertaining certain information for inclusion in this prospectus
"Licensed Corporation"	a party falling within the definition of "licensed corporation" in the SFO
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	The Macau Special Administrative Region of the PRC
"Modern Orbit"	Modern Orbit Limited, a company incorporated in the British Virgin Islands and holds 450,513,734 Shares, representing approximately 52.86% of the total issued share capital of the Company as at the Latest Practicable Date and one of the Underwriters of the Rights Issue
"Non-Qualifying Shareholder(s)"	Shareholder(s) other than the Qualifying Shareholders
"PAL(s)"	provisional allotment letter(s) in respect of the Rights Issue
"PRC"	The People's Republic of China which for the purpose of this prospectus shall exclude Hong Kong, Macau and Taiwan
"Qualifying Shareholder(s)"	Shareholder(s) whose names appear on the register of members of the Company at the close of business on the Record Date and whose address shown in the register of members of the Company on that date is in Hong Kong
"Record Date"	the date by reference to which entitlements to the Rights Issue are to be determined, which is Monday, 1 September 2003

"Rights Issue"	the proposed issue of the Rights Shares with Bonus Shares at a price of HK$0.10 per Rights Share on the terms and conditions described in the Rights Issue Documents
"Rights Issue Documents"	this prospectus, the PALs and EAFs
"Rights Share(s)"	not less than 340,946,820 new shares to be allotted and issued under the Rights Issue
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"SGM"	the special general meeting of the Company held at 9:30 a.m. at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 at which ordinary resolutions for the Rights Issue with the Bonus Shares Issue, Bonus Shares Issue and the granting of General Mandate were approved
"Share(s)"	share(s) of a nominal value of HK$0.10 each in the capital of the Company
"Share Options"	the share option scheme of the Company adopted on 22 June 1991, 28 June 2001 and 30 May 2002, respectively
"Shareholder(s)"	holder(s) of Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Underwriters"	Modern Orbit and Kingsway SW Securities, whose obligations shall be several (and not joint or joint and several)
"Underwriting Agreement"	the agreement dated 18 July 2003 entered into between the Company and the Underwriters in relation to the underwriting and certain other arrangements in respect of the Rights Issue
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Wing Sum LEE *(Honorary Chairman)*
Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Sammy Chi Chung SUEN
Jeff Man Bun LEE

Non-executive Director:
Kam Har YUE

Independent non-executive Directors:
Boon Seng TAN
Raymond Cho Min LEE

Registered office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

1 September 2003

To the Qualifying Shareholders and, for information only, Non-Qualifying Shareholders

Dear Sir or Madam,

**RIGHTS ISSUE
OF NOT LESS THAN 340,946,820 RIGHTS SHARES OF HK$0.10 EACH
AT HK$0.10 PER RIGHTS SHARE
ON THE BASIS OF TWO RIGHTS SHARES FOR EVERY FIVE SHARES
HELD ON THE RECORD DATE WITH THE BONUS SHARES ISSUE
ON THE BASIS OF THREE BONUS SHARES
FOR EVERY FULLY PAID RIGHTS SHARE**

INTRODUCTION

On 24 July 2003, the Board announced that, subject to the fulfilments of the conditions of the Rights Issue as mentioned in the section headed "Conditions of the Rights Issue" below, the Company will raise approximately HK$34.1 million, before expenses, by way of a rights issue of not less than 340,946,820 Rights Shares at the subscription price of HK$0.10 per Rights Share, on the basis of two Rights Shares for every five existing Shares held by a Qualifying Shareholder on the Record Date, and will issue bonus shares by way of three Bonus Shares for every fully-paid Rights Share.

On 1 September 2003, resolutions in respect of the Rights Issue with Bonus Shares Issue, the Bonus Shares Issue and the granting of the General Mandate were approved at the SGM.

Kingsway Capital has been appointed as the financial adviser to the Company and Kingsway SW Securities has been appointed as one of the Underwriters of the Rights Issue. Both Kingsway Capital and Kingsway SW Securities are independent third parties not connected with the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

The purpose of this prospectus is to give you further information of the Rights Issue with the Bonus Share Issue, including information on dealings and transfer of Rights Shares in their nil-paid form, the procedure for acceptance of provisional allotment of Rights Shares and application for excess Rights Shares, certain financial information and other information of the Group.

RIGHTS ISSUE

Issue statistics

Basis of the Rights Issue	:	two Rights Shares for every five existing Shares held on the Record Date, issued with three Bonus Shares for every fully paid Rights Share
Number of Shares in issue	:	852,367,051 Shares as at the Latest Practicable Date
Number of Rights Shares	:	not less than 340,946,820 Rights Shares
Subscription price for Rights Shares	:	HK$0.10 per Rights Share
Number of Bonus Shares	:	not less than 1,022,840,460 Shares

Note: As at the Latest Practicable Date, there are outstanding Share Options to subscribe for an aggregate of 171,676,201 Shares. Amongst the Share Option holders, Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE, Ms. Kam Har YUE, Mr. Sammy Chi Chung SUEN, Mr. Raymond Cho Min LEE and Mr. Boon Seng TAN, all of whom are Directors or their associates, in aggregate, are entitled to subscribe for 94,600,731 Shares pursuant to the exercise of the subscription rights attaching to the respective Share Options, have given Irrevocable Undertakings to the Company and the Underwriters not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date.

If the remaining outstanding Share Options are exercised in full on or before the Record Date, a further 30,830,188 Rights Shares and a further 92,490,564 Bonus Shares will be issued under the Rights Issue and the Bonus Shares Issue.

Qualifying Shareholders

The Company will send together with this prospectus, PALs and EAFs to the Qualifying Shareholders only.

To qualify for the Rights Issue, a Shareholder must:

- be registered as a member of the Company on the Record Date; and

- have an address in Hong Kong on the register of members of the Company on the Record Date.

Issue Price for the Rights Shares

The Issue Price of HK$0.10 per Rights Share will be payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares applies for the Rights Shares.

Taking into account the Bonus Shares being issued with the fully-paid Rights Shares, the effective price for each Rights Share is HK$0.025 which represents:

(i) a discount of about 62.69% to the closing price of HK$0.067 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of about 61.77% to the average closing price of HK$0.0654 per Share for the last 10 trading days up to and including the Last Trading Day;

(iii) a discount of about 39.02% to the theoretical ex-rights price of approximately HK$0.041 per Share based on the closing price of HK$0.067 per Share on the Last Trading Day;

(iv) a discount of about 93.83% to the net asset value per share of HK$0.405 (based on the Company's audited consolidated net asset value of approximately HK$345,368,000 as at 31 December 2002);

(v) a discount of about 41.86% to the closing price of HK$0.043 per Share as quoted on the Stock Exchange on the Latest Practicable Date;

(vi) a discount of about 30.56% to the average closing price of HK$0.036 per Share for the last 10 trading days up to and including the Latest Practicable Date; and

(vii) a discount of about 85.29% to the unaudited pro forma adjusted consolidated net tangible asset value per Share of HK$0.170 immediately after the Rights Issue as set out in the section headed "Statement of unaudited adjusted pro forma consolidated net tangible asset value of the Group" in Appendix I to this prospectus.

The Issue Price was determined after arm's length negotiations between the Company and the Underwriters. The Directors consider the terms of the Rights Issue to be fair and reasonable and in the best interests of the Company and the Shareholders.

Basis of provisional allotment

A Qualifying Shareholder will be provisionally allotted with two Rights Shares for every five existing Shares held on the Record Date at the subscription price of HK$0.10 per Rights Share, payable in full on acceptance.

In conjunction with the Rights Issue, the Company proposes to issue Bonus Shares to the first registered holders of fully-paid Rights Shares on the basis of three Bonus Shares for every fully paid Rights Share subscribed for. The Rights Issue is not available to Non-Qualifying Shareholders.

Status of the Rights Shares and the Bonus Shares

The Rights Shares (when issued and fully paid) and the Bonus Shares (when issued and credited as fully-paid) will rank pari passu with the then existing Shares in all respects. Holders of fully-paid Rights Shares and Bonus Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment and issue of the Rights Shares and the Bonus Shares.

Share certificates for the Rights Shares and the Bonus Shares

Subject to the fulfillment of the conditions of the Rights Issue, certificates for all fully paid Rights Shares and Bonus Shares are expected to be posted on or about Tuesday, 23 September 2003 to those who have accepted and (where applicable) applied for, and paid for, the Rights Shares at their own risk.

Rights of Non-Qualifying Shareholders

The Rights Issue Documents have not been registered or filed under the applicable securities legislation of any jurisdictions other than Hong Kong and Bermuda. As the Directors are of the view that the offer of Rights Issue to the Non-Qualifying Shareholders would or might, in the absence of compliance with registration or other special formalities in such other jurisdictions, be unlawful or impracticable. Therefore, no Rights Shares will be offered to the Non-Qualifying Shareholders. The Company will send this prospectus to the Non-Qualifying Shareholders for their information only and will not send provisional allotment letters or application forms for excess Rights Shares to the Non-Qualifying Shareholders. As at the Latest Practicable Date, the Non-Qualifying Shareholders were interested in an aggregate of 21,987 Shares, representing approximately 0.0026% of the issued share capital of the Company.

Procedure for acceptance and/or transfer of the Rights Shares

Qualifying Shareholders will find enclosed with this prospectus a PAL which entitles Qualifying Shareholders to take up the number of Rights Shares shown therein. If any Qualifying shareholder wishes to exercise his rights to take up all the Rights Shares specified in the PAL, he will need to lodge the PAL in accordance with the instructions printed thereon, together with a remittance for the full amount payable on acceptance, with the branch share registrar of the Company in Hong Kong, Standard Registrars Limited, at G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00 p.m. on Wednesday, 17 September 2003. All remittances must be made by cheques or banker's cashier orders in Hong Kong dollars. Cheques must be drawn on an account with, and banker's cashier orders must be issued by, a registered bank in Hong Kong and made payable to "WO KEE HONG (HOLDINGS) LIMITED – Rights Issue Account" and crossed "Account Payee Only".

It should be noted that unless the PAL is duly completed, together with the appropriate remittance, and lodged with the branch share registrar of the Company in Hong Kong, Standard Registrars Limited, at G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00 p.m. on Wednesday, 17 September 2003 whether by the original allottee or any person to whom the rights have been validly transferred, the relevant provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

If any Qualifying Shareholder wishes to accept only part of his provisional allotment and/or to transfer a part of his right to subscribe for the Rights Shares provisionally allotted to him thereunder, or to transfer his rights to more than one person, the entire PAL must be surrendered and lodged for cancellation by not later than 4:00 p.m. on Monday, 8 September 2003 at the Company's branch share registrar in Hong Kong, Standard Registrars Limited, at G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong which will cancel the original PAL and issue new PALs, in the denominations required.

The PAL contains further information regarding the procedures to be followed for acceptance and/or transfer of the whole or part of your provisional allotment.

All cheques and banker's cashier orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Completion and lodgement of a PAL together with a cheque or banker's cashier order in payment for the Rights Shares accepted will constitute a warranty by the subscriber that the cheque or banker's cashier order will be honoured on first presentation. Without prejudice to its rights in respect thereof (but subject to the terms of the Underwriting Agreement), the Company reserves the right to reject any PAL in respect of which the accompanying cheque or

banker's cashier order is dishonoured on first presentation and, in any event, the relevant provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled and will be available for application on EAFs.

If the conditions of the Rights Issue as set out in the subsection "Conditions of the Rights Issue" are not fulfilled, the monies received in respect of applications for Rights Shares will be returned to the Qualifying Shareholders or such other persons to whom the nil-paid Rights Shares shall have been validly transferred without interest by means of cheques despatched in the ordinary post at the risk of such Qualifying Shareholders or such other persons on or before Tuesday, 23 September 2003.

Application for excess Rights Shares

Qualifying Shareholders are entitled to apply for any unsold entitlements of the Non-Qualifying Shareholders and any Rights Shares provisionally allotted but not accepted or otherwise subscribed for by transferees of nil-paid Rights Shares. The fully-paid Rights Shares issued pursuant to excess applications will also be issued with Bonus Shares on the basis of 3 Bonus Shares for every fully-paid Rights Share.

Applications can be made by completing the EAFs and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Directors will allocate the excess Rights Shares at their discretion, but on a fair and reasonable basis, and will give preference to topping-up odd lots to whole board lots.

If any Qualifying Shareholder wishes to apply for any Rights Shares in addition to his provisional allotment under the Rights Issue, he must complete and sign the enclosed EAF as indicated therein and lodge it, together with a separate remittance for the amount payable on application in respect of the excess Rights Shares applied for, with the branch share registrar of the Company in Hong Kong, Standard Registrars Limited, at G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00 p.m. on Wednesday, 17 September 2003. All remittances must be made by cheques or banker's cashier orders in Hong Kong dollars. Cheques must be drawn on an account with, and banker's cashier orders must be issued by, a registered bank in Hong Kong and made payable to "WO KEE HONG (HOLDINGS) LIMITED – Excess Application Account" and crossed "Account Payee Only".

If no excess Rights Shares are allotted to such Qualifying Shareholders, it is expected that the amounts tendered on such applications will be refunded to them in full without interest by means of cheques despatched in the ordinary post at their own risks on or before Tuesday, 23 September 2003. If the numbers of excess Rights Shares allotted to them are less than that applied for, it is expected that the surplus application monies will be refunded to them without interest by means of cheques despatched in the ordinary post at their own risks on or before Tuesday, 23 September 2003.

All cheques and banker's cashier orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Completion and lodgement of an EAF together with a cheque or banker's cashier order in payment for the excess Rights Shares applied for will constitute a warranty by the applicant that the cheque or banker's cashier order will be honoured on first presentation. Without prejudice to its rights in respect thereof (but subject to the terms of the Underwriting Agreement), the Company reserves the right to reject any EAF in respect of which the accompanying cheque or banker's cashier order is dishonoured on first presentation.

An EAF is for use only by the Qualifying Shareholders to whom it is addressed and is not transferable. All documents, including cheques, will be sent by ordinary post at the risk of the persons entitled thereto to their registered addresses.

If the conditions of the Rights Issue as set out in the subsection "Conditions of the Rights Issue" are not fulfilled, the monies received in respect of applications for excess Rights Shares will be returned to the applicants in full without interest by means of cheques despatched in the ordinary post at the risk of such applicants on or before Tuesday, 23 September 2003.

Fractions of Rights Shares

Fractional entitlements to the Rights Shares will not be issued but will be aggregated and sold for the benefit of the Company.

Listings and dealings

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares (in both their nil-paid and fully-paid forms) and the Bonus Shares.

No part of the share capital of the Company is listed or dealt in on any stock exchange other than the Stock Exchange and no application is being made or is currently proposed or sought for the Shares to be listed or dealt in on any other stock exchange.

Subject to the granting of listing of, and permission to deal in, the Rights Shares (in both their nil-paid and fully-paid forms) and the Bonus Shares on the Stock Exchange, and subject to compliance with the stock admission requirements of HKSCC, the Rights Shares (in both their nil-paid and fully-paid forms) and the Bonus Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Rights Shares (in both their nil-paid and fully-paid forms) and the Bonus Shares on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Dealings in the Rights Shares (in both their nil-paid and fully-paid forms) and the Bonus Shares, registered in the branch register of members of the Company in Hong Kong, will be subject to the payment of stamp duty in Hong Kong.

For the purpose of trading on the Stock Exchange, a board lot for the Rights Shares (in both their nil-paid and fully-paid forms) and for the Bonus Shares will be 2,000 Shares, which is the same as the board lot size for the existing Shares trading on the Stock Exchange.

The first day of dealings in the Rights Shares in their fully-paid form is expected to be on Thursday, 25 September 2003.

UNDERWRITING ARRANGEMENT

Underwriting Agreement

Date	:	18 July 2003
Underwriters	:	(1) Modern Orbit (2) Kingsway SW Securities
No. of Rights Shares underwritten	:	not less than 143,503,116 Rights Shares
Commission	:	2.5% of the total Issue Price of the Rights Shares underwritten by the Underwriters
Underwriting Fee	:	an additional lump sum in the amount of HK$325,000 payable to Kingsway SW Securities

The Underwriters have fully underwritten all of the Rights Shares to be issued under the Rights Issue on a several basis not less than 143,503,116 Rights Shares in aggregate, other than the 197,443,704 Rights Shares which pursuant to the Irrevocable Undertakings are to be taken up by the Controlling Shareholders and their associates and Mr. Sammy Chi Chung SUEN, an executive Director. Pursuant to the Underwriting Agreement, Modern Orbit and Kingsway SW Securities will underwrite on a several basis in the proportion of 65.16% and 34.84% of the total unsubscribed Rights Shares, respectively. Therefore, on the basis of the abovementioned proportion, each of Modern Orbit and Kingsway SW Securities Limited will underwrite not less than 93,506,630 Rights Shares and 49,996,486 Rights Shares severally.

Irrevocable Undertakings

As at the Latest Practicable Date, the Controlling Shareholders together with their respective associates are interested in 493,427,762 Shares, representing approximately 57.89% of the issued share capital of the Company and have irrevocably undertaken to the Company and the Underwriters to take up their provisional entitlements under the Rights Issue for an aggregate of 197,371,104 Rights Shares. Mr. Sammy Chi Chung SUEN, an executive Director, is interested in 181,500 Shares, representing approximately 0.02% of the issued share capital of the Company has irrevocably undertaken to the Company and the Underwriters to take up his provisional allotment of 72,600 Rights Shares.

The Directors and their associates, who in aggregate hold 94,600,731 Share Options, have irrevocably undertaken not to exercise the subscription rights attaching to the Share Options pursuant to the Irrevocable Undertakings on or before the latest time for acceptance and payment of the Rights Shares under the Rights Issue.

Termination of the Underwriting Agreement

The Underwriters may terminate their obligations set out in the Underwriting Agreement by notice in writing given by Kingsway SW Securities (for itself and on behalf of the other Underwriters) to the Company at any time if, prior to 5:00 p.m. on the third Business Day after the date on which the latest time for acceptance of the Rights Shares falls, which is expected to be Monday, 22 September 2003, there shall develop, occur, exist or come into effect:

(a) any new law or regulation or any change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong or any other place in which any member of the Group conducts or carries on business; or

(b) any change in, or any event or series of events resulting or likely to result in any change in, local, national or international financial, political, military, industrial, economic, currency or (whether or not sui generis with any of the foregoing) market conditions; or

(c) any change in the conditions of local, national or international securities markets (including but without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange due to exceptional financial circumstances or otherwise),

which:

(1) has or will have a material adverse effect on the Company or the Group or the Rights Issue; or

(2) has or will have a material adverse effect on the success of the Rights Issue or the level of Rights Shares taken up; or

(3) makes it inadvisable or inexpedient for the Company to proceed with the Rights Issue.

Save for all reasonable costs, charges and expenses which may be incurred in connection with the Rights Issue, upon the giving of notice of termination, all obligations of the Underwriters under the Underwriting Agreement shall cease and no party shall have any claim against any other parties in respect of any matter or thing arising out of or in connection with the Underwriting Agreement. If the Underwriters exercise such right, the Rights Issue will not proceed.

Conditions of the Rights Issue

The Rights Issue is conditional upon, amongst other things, each of the following conditions being fulfilled:

1. the passing at the SGM of the resolutions to be proposed for the approval by the Shareholders, by way of an ordinary resolution, of the Rights Issue with the Bonus Shares Issue;

2. the Listing Committee of the Stock Exchange granting, or agreeing to grant, the listing of, and permission to deal in, the Rights Shares, in their nil-paid and fully-paid forms, and granting the listing of, and permission to deal in, the Bonus Shares by not later than the first Business Day after the posting date of this prospectus;

3. the registration of all relevant documents in relation to the Rights Issue by the Company with the Registrar of Companies in Hong Kong, and the filing of the same with the Registrar of Companies in Bermuda, on or prior to the posting date of this prospectus;

4. compliance of the Irrevocable Undertakings by Modern Orbit, Fisherman Enterprises Inc. and the Directors and their respective associates; and

5. the obligations of the Underwriters under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated in accordance with its terms or otherwise.

WARNING OF THE RISKS OF DEALING IN SHARES AND RIGHTS SHARES

It should be noted that the Underwriting Agreement contains provisions granting the Underwriters the right to terminate its obligations on the occurrence of certain force majeure events. Please refer to the paragraph headed "Termination of the Underwriting Agreement" for further details.

Dealings in the Rights Shares in their nil-paid form are expected to take place from Wednesday, 3 September 2003 to Thursday, 11 September 2003 (both dates inclusive). If the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any Shareholders or other persons contemplating selling or purchasing Shares and/or Rights Shares in their nil-paid form during the period in which they may be traded on the Stock Exchange, which is expected to be from Wednesday, 3 September 2003 to Thursday, 11 September 2003 (both dates inclusive) who are in any doubt about their position are recommended to consult their professional advisers. Any Shareholders or other persons dealing in Shares up to the date on which all the conditions to which the Rights Issue is subject are fulfilled and any persons dealing in the nil-paid Rights Shares during the period in which they may be traded on the Stock Exchange will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

REVIEW OF OPERATIONS AND PROSPECTS

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories and other electronic and electrical products.

For the year ended 31 December 2002, the Group recorded a loss from operations of approximately HK$9.06 million compared to a loss from operations of approximately HK$76.48 million for the year 2001. The significant decrease in the amount of loss from operations of approximately HK$67.42 million was mainly attributable to: (a) improvement in cost control subsequent to the reorganisation of Group's operating units which led to a reduction of administrative expenses from approximately HK$140.18 million to approximately HK$97.18 million; (b) no impairment loss was recognised in respect of intangible assets for the financial year ended 31 December 2002; and (c) decrease in the amount of write-down resulted from the revaluation of investment properties and other properties in 2002.

The cars and car accessories and air-conditioning marketing franchise business were the major source of revenue for the Group and constituted approximately 68.8% of the Group's total sales in 2002. Turnover for most of the core businesses of the Group have remained stable compared to the financial year 2001 except for the direct marketing business. Sales of the Group's chain of retail outlets "Mega Warehouse Outlets" jumped by approximately 84.3%, due

to the opening of additional "Mega Warehouse Outlets" during the year of 2002. However, sales by the motor group decreased by approximately 11.8% under the difficult market conditions in the Hong Kong market.

The Group recorded an audited net profit attributable to Shareholders of approximately HK$6.01 million compared to a net loss attributable to Shareholders of approximately HK$99.51 million for the year 2001. This was mainly attributable to the exceptional profits derived from the disposal or liquidation of subsidiaries of the Company in Singapore and Malaysia (approximately HK$27.7 million) and an associate of the Group in PRC (approximately HK$10.9 million), amounting to a total of approximately HK$38.6 million.

In 2002, the Group undertook a capital reorganisation to eliminate all the accumulated losses, and a rights issue with a bonus issue mainly to raise fund for repayment of part of the short-term indebtedness of the Group. Upon completion of the exercise, the financial position of the Group has improved and its gearing ratio decreased from approximately 107.4% as at 31 December 2001 to approximately 61.9% as at 31 December 2002.

The details of the fund raising exercises undertaken by the Group during the two financial years ended 31 December 2002 are set out below:

(i) in January 2001, the Company raised approximately HK$500,000 by way of a private placement of 5,000,000 Shares at HK$0.10 each, the proceeds were used as the general working capital of the Group. For details, please refer to the announcement of the Company dated 17 January 2001; and

(ii) in early 2002, the Company raised approximately HK$49.3 million by way of a rights issue. The net proceeds of approximately HK$46.8 million was used:

- as to approximately HK$15 million to repay the amounts due to a subsidiary of the Company;

- as to approximately HK$20 million to repay the bank loans;

- as to approximately HK$10 million to develop the Group's franchise and distribution business, specifically in the motor car business and air-conditioning marketing franchises; and

- as to remaining of approximately HK$1.8 million as additional working capital of the Group.

For details, please refer to the announcement, circular and prospectus of the Company dated 1 February 2002, 20 February 2002 and 15 March 2002, respectively.

The Directors confirm that the fund raised from the previous fund raising exercises as stated above have been fully utilised and applied in the manner as stated as the intended use of proceeds in the various announcements.

The Group will continue to focus on the development of its air-conditioning and electrical appliance marketing franchises business; direct marketing business; and motor car and accessories distribution business.

The Directors believe that the air-conditioning products market will continue to be very competitive, and they are of the view that the Hong Kong market will remain weak in 2003. Although the Directors anticipate the PRC market to show a growth in demand, over-supply in the PRC will exert downward pressure on prices and therefore profit margins. The Directors believe that the accession of the PRC to the World Trade Organisation will offer more favourable trading conditions for foreign enterprise including gradual reduction of import tariffs and increased market and business opportunities. The Group will focus on the commercial products sector of the PRC which provides higher margins due to the relatively lesser competition because of the limited product ranges available from domestic produced products.

The Group has actively engaged in the re-development of its direct marketing business by opening six Mega Warehouse Outlets in different districts in Hong Kong in 2002 and has successfully positioned itself as a significant retail chain stores operation with a total of nine stores in Hong Kong. To differentiate the merchandising mix of Mega Warehouse from other retail chain stores, it had successfully established a new merchandising channel to import audio and video products directly from the PRC which were all sold at competitive prices. In 2003, the Group will continue to expand its retail network; consolidate certain retail locations; offer a wider range of product categories in order to maintain the growth and competitive edge against other consumer electronic and electrical retail shops.

The Group is the sole distributor of the premier brand sports cars "Ferrari" and "Maserati" in Hong Kong, Macau and the PRC. The Directors anticipate that the demand for luxury sports cars in the PRC will continue to increase and plan to establish sales and service centres in key strategic cities in the PRC including Beijing, Shanghai, Guangzhou, Shenzhen and Dalian. The Directors believe that the motor cars and accessories, distribution and servicing business will generate significant revenue to the Group in the future.

REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

In view of the current market conditions; the current tight liquidity position of the Group and the significant amount intended to be raised; the Directors consider that the Rights Issue provides an opportunity for the Group to raise funds to improve its financial position and capability to develop its franchise and distribution businesses. The proceeds of the Rights Issue will also enhance the working capital and the net asset position of the Company as a whole and therefore improve the financial gearing of the Group.

The estimated net proceeds of the Rights Issue (net of expenses and assuming none of the outstanding Share Options is exercised on or before the Record Date) are approximately HK$32.0 million. The Directors intend to apply such proceeds as follows:

- as to approximately HK$15.1 million to repay the outstanding amounts of a loan advanced from a Director;
- as to approximately HK$4.6 million to repay part of the outstanding amounts of a loan advanced from Fisherman Enterprises Inc., a company wholly owned by a Director;
- as to approximately HK$5.0 million to repay part of the bank overdrafts of the Group; and
- as to approximately HK$7.3 million to provide additional working capital to the Group.

To the extent that the net proceeds of the Rights Issue are not immediately used for the above purposes, it is the present intention of the Directors that the net proceeds of the Rights Issue will be placed on short-term deposit.

As at 30 June 2003, the outstanding balance of a loan advanced from Fisherman Enterprises Inc. amounted to approximately HK$5.1 million which is unsecured. The term of the loan advanced from Fisherman Enterprises Inc. commenced from 23 November 2001, and has been fully utilised as the general working capital of the Group. Interest at the rate of approximately 6% per annum (1% above the best lending rate) was charged for the loan advanced from Fisherman Enterprises Inc.

As at 30 June 2003, the outstanding balance of a loan advanced from a Director amounted to approximately HK$15.1 million. On 7 November 2002, the Company entered into a loan agreement with a Director. Pursuant to the loan agreement, the Director agreed to make available to the Company a term loan facility of up to HK$15 million for use as general

working capital. The loan was drawn down in three tranches of HK$5 million, HK$7 million and HK$3 million, respectively in November 2002, December 2002 and January 2003. The loan is unsecured and bears interest at 10% per annum, repayable in three instalments on or before 31 July 2003, 31 August 2003 and 30 September 2003, respectively. Full amount of the loan was drawn down by the Company before 15 January 2003 and has been fully utilised as the general working capital of the Group.

The Directors consider the repayment of the loans advanced from a Director and Fisherman Enterprises Inc. and part of the bank overdrafts for an aggregate of approximately HK$24.7 million could improve its financial gearing from approximately 61.9% before the Rights Issue to approximately 50.6% immediately after the Rights Issue (based on the audited financial information as at 31 December 2002) and the annual savings on interest expenses of approximately HK$2.4 million would provide the Group with additional working capital.

The Directors have considered a number of alternatives to raise funds for the Group, such as the placing of new Shares and bank borrowings. In view of the unfavourable market conditions, the recent economic climate and the higher gearing ratio that would result from bank borrowings, the Directors consider that it is more prudent to finance the Group's long term growth with long term funding, preferably in the form of equity. In addition, raising funds by way of a rights issue is preferred as it enables the Group to obtain additional resources through capital contribution by existing Shareholders rather than private placement of new Shares which would result in a dilution of existing Shareholders' interests in the Company. As the Rights Issue allows all Shareholders to maintain their respective pro-rata holdings in the Company, the Directors consider that it is in the interests of the Company and the Shareholders as a whole, to raise capital through the Rights Issue.

ODD-LOT SHAREHOLDERS AND ODD-LOT FACILITY ARRANGEMENT

Any Rights Shares to which Non-Qualifying Shareholders would otherwise have been entitled and any Rights Shares arising from the aggregation of fractional entitlements to the Rights Shares which, in each case, are not sold in the manner described in this prospectus and any Rights Shares provisionally allotted and not accepted by the latest time for payment for and acceptance of Rights Shares will be made available as excess Rights Shares for application by the Qualifying Shareholders. Preference will be given to those applications for excess Rights Shares for the purposes of "topping-up" odd lots of Shares into board lots. The purpose of this arrangement is to provide a mechanism whereby the Qualifying Shareholders can round up their odd-lot holdings to whole board lots of multiples of 2,000 Shares.

In order to alleviate the difficulties arising from the existence (if any) of odd lots of the Shares as a result of the Rights Issue and the Bonus Shares Issue, the Company has agreed to procure South China Securities Limited to stand in the market to provide matching services on a best effort basis for the holders of odd lots of the Shares during the period from Thursday, 25 September 2003 to Friday, 24 October 2003 (both dates inclusive). Holders of odd lots of the Shares who wish to dispose of the odd lots of Shares or to top up to board lots of 2,000 Shares, may contact Mr. Francis Wu and Mr. Victor Chan of South China Securities Limited at 28/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong at telephone number (852) 2845 6636 during the period from Thursday, 25 September 2003 to Friday, 24 October 2003 (both dates inclusive).

Shareholders should note that successful matching of sale and purchase of odd lots of Shares traded on the Stock Exchange is not guaranteed.

ADJUSTMENTS TO THE EXERCISE PRICES OF THE SHARE OPTIONS

According to the respective terms of the Share Options, the exercise prices which remained outstanding as at the Latest Practicable Date will be adjusted, upon the Rights Issue with the Bonus Share Issue becoming unconditional, as follows:

Options

Exercisable period	**Exercise price per Share before the Rights Issue and the Bonus Shares Issue** *(HK$)*	**Adjusted exercise price per Adjusted Share after the Rights Issue and the Bonus Shares Issue** *(HK$)*
28 August 1997 – 31 August 2003	1.4416	0.8854
19 February 1998 – 12 March 2004	0.5951	0.3655
24 July 1998 – 23 July 2004	0.2847	0.1749
1 February 2000 – 21 March 2006	0.3786	0.2325
18 March 2000 – 22 March 2006	0.8828	0.5422
5 November 2000 – 4 November 2006	0.3822	0.2347
6 March 2001 – 14 March 2007	0.2705	0.1661
29 June 2001 – 29 June 2007	0.2705	0.1661
14 September 2001 – 18 September 2007	0.2705	0.1661
30 September 2001 – 30 September 2007	0.2705	0.1661
23 December 2001 – 22 December 2007	0.2705	0.1661
4 June 2002 – 3 June 2008	0.1309	0.0804 (0.10*)
24 September 2002 – 23 September 2008	0.0909	0.0558 (0.10*)

* The adjusted exercise prices of the Share Options are HK$0.0804 and HK$0.0558, respectively. As it is not legally permissible to issue new Shares at below the nominal value of HK$0.10, the exercise prices will be adjusted to HK$0.10, being the nominal value of a Share, upon the Rights Issue with the Bonus Shares Issue becoming unconditional.

The computation of the above adjustments was in accordance with the respective terms of the Share Options and found to be mathematically accurate by the auditors of the Company.

FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this prospectus.

Yours faithfully,
By Order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

1. THREE YEARS FINANCIAL SUMMARY

Set out below is a summary of the audited consolidated profit and loss accounts for each of the three years ended 31 December 2002 and the audited consolidated balance sheets as at 31 December 2000, 31 December 2001 and 31 December 2002 as extracted from the Group's audited reports of the Company for the relevant years.

Results

	For the year ended 31 December		
	2002	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	572,393	565,845	386,866
Cost of sales	(432,458)	(425,712)	(280,861)
Gross profit	139,935	140,133	106,005
Other operating revenue	14,497	14,737	18,142
Distribution costs	(60,569)	(49,527)	(54,583)
Investment income	388	149	5,543
Administrative expenses	(97,182)	(140,175)	(115,138)
Deficit on revaluation of investment properties	(130)	(11,189)	(8,412)
Impairment loss recognised in respect of intangible assets	–	(20,008)	–
Write-down of properties held for sale to net realisable value	(6,000)	(10,600)	–
Loss from operations	(9,061)	(76,480)	(48,443)
Finance costs	(10,481)	(16,923)	(18,195)
Impairment loss recognised in respect of goodwill	–	(3,459)	–
Net gain (loss) on disposal or liquidation of subsidiaries	27,719	2,569	(282)
Gain on disposal of an associate	10,892	–	–
Provision against account receivable	–	–	(22,632)
Write-back of provision for amounts due from associates	–	–	5,632
Share of results of associates	(11,550)	(4,005)	3,356
Profit (loss) before taxation	7,519	(98,298)	(80,564)
Taxation	(1,522)	(1,689)	(3,141)
Profit (loss) after taxation	5,997	(99,987)	(83,705)
Minority interests	12	479	(1,750)
Profit (loss) attributable to shareholders	6,009	(99,508)	(85,455)
Dividends	Nil	Nil	Nil
Earnings (loss) per share – Basic	0.99 cents	(7.07 cents)	(6.08 cents)

Assets and Liabilities

	As at 31 December		
	2002	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*
Non-current assets			
Investment properties	131,793	131,923	135,516
Property, plant and equipment	186,360	188,749	252,891
Intangible assets	–	–	21,547
Interests in associates	115,533	190,076	179,427
Investment securities	702	1,447	1,842
Finance lease receivable – due after one year	–	–	355
	434,388	512,195	591,578
Current assets			
Inventories	96,440	85,869	57,188
Properties held for sale, at net realisable value	88,462	94,462	105,062
Trade and other receivables	59,293	59,268	75,791
Finance lease receivable – due within one year	–	355	335
Amounts due from associates	319	924	21,534
Amounts due from related parties	2,330	2,097	–
Amount due from a shareholder of an associate	–	–	1,000
Taxation recoverable	1,282	–	–
Other investments	73	184	36
Bank balances and cash	14,382	13,500	19,832
	262,581	256,659	280,778
Current liabilities			
Trade and other payables	75,332	103,039	87,942
Bills payable	42,673	32,114	45,655
Amounts due to associates	–	–	80
Amounts due to related companies	2,840	2,775	2,482
Taxation payable	–	706	190
Obligations under finance leases – due within one year	92	132	139
Borrowings – due within one year	74,296	242,676	231,540
	195,233	381,442	368,028
Net current assets (liabilities)	67,348	(124,783)	(87,250)
	501,736	387,412	504,328

	2002 *HK$'000*	2001 *HK$'000*	2000 *HK$'000*
Capital and reserves			
Share capital	77,488	140,887	140,507
Reserves	267,880	152,967	244,324
	345,368	293,854	384,831
Minority interests	579	591	(3,791)
Non-current liabilities			
Obligations under finance leases – due after one year	300	417	583
Borrowings – due after one year	153,950	86,515	118,646
Loans advanced from minority shareholders	1,522	1,522	4,046
Other loan	–	4,500	–
Deferred taxation	17	13	13
	155,789	92,967	123,288
	501,736	387,412	504,328

2. AUDITED ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2002

Set out below are the auditors' report and the audited financial statements of the Group for the year ended 31 December 2002 together with relevant notes, which are extracted from 2002 annual report of the Company. Reference to the page numbers in the auditors' report and the audited financial statements of the Group is to the page numbers of 2002 annual report of the Company.

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

To the Shareholders of WO KEE HONG (HOLDINGS) LIMITED
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 35 to 105 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

March 27, 2003, Hong Kong

Consolidated Profit and Loss Account

For the year ended December 31, 2002

	Notes	2002 HK$'000	2001 HK$'000
Turnover	4&5	572,393	565,845
Cost of sales		(432,458)	(425,712)
Gross profit		139,935	140,133
Other operating revenue	6	14,497	14,737
Distribution costs		(60,569)	(49,527)
Investment income	7	388	149
Administrative expenses		(97,182)	(140,175)
Deficit on revaluation of investment properties		(130)	(11,189)
Impairment loss recognised in respect of intangible assets		–	(20,008)
Write-down of properties held for sale to net realisable value		(6,000)	(10,600)
Loss from operations	8	(9,061)	(76,480)
Finance costs	9	(10,481)	(16,923)
Impairment loss recognised in respect of goodwill		–	(3,459)
Net gain on disposal or liquidation of subsidiaries	10	27,719	2,569
Gain on disposal of an associate		10,892	–
Share of results of associates		(11,550)	(4,005)
Profit (loss) before taxation		7,519	(98,298)
Taxation	13	(1,522)	(1,689)
Profit (loss) after taxation		5,997	(99,987)
Minority interests		12	479
Profit (loss) attributable to shareholders		6,009	(99,508)
Earnings (loss) per share – Basic	14	0.99 cents	(60.20 cents)

The accompanying notes on pages 42 to 105 form an integral part of these financial Statements.

Balance Sheets

At December 31, 2002

		The Group		The Company	
		2002	2001	2002	2001
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets					
Investment properties	*15*	131,793	131,923	–	–
Property, plant and equipment	*16*	186,360	188,749	1,451	2,039
Investments in subsidiaries	*17*	–	–	293,504	293,504
Interests in associates	*18*	115,533	190,076	–	–
Investment securities	*19*	702	1,447	–	–
		434,388	512,195	294,955	295,543
Current assets					
Inventories	*20*	96,440	85,869	–	–
Properties held for sale, at net realisable value		88,462	94,462	–	–
Trade and other receivables	*21*	59,293	59,268	3,800	1,572
Finance lease receivable	*22*	–	355	–	–
Amounts due from subsidiaries		–	–	72,536	50,320
Amounts due from associates		319	924	–	48
Amounts due from related parties	*23*	2,330	2,097	–	1,159
Taxation recoverable		1,282	–	–	–
Other investments	*24*	73	184	36	36
Bank balances and cash		14,382	13,500	109	94
		262,581	256,659	76,481	53,229
Current liabilities					
Trade and other payables	*25*	75,332	103,039	6,781	3,935
Bills payable		42,673	32,114	–	–
Amounts due to subsidiaries		–	–	7,638	59,110
Amounts due to related companies		2,840	2,775	119	79
Taxation payable		–	706	–	–
Obligations under finance leases – due within one year	28	92	132	10	24
Borrowings – due within one year	29	74,296	242,676	12,000	–
		195,233	381,442	26,548	63,148
Net current assets (liabilities)		67,348	(124,783)	49,933	(9,919)
		501,736	387,412	344,888	285,624

		The Group		The Company	
		2002	2001	2002	2001
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Capital and reserves					
Share capital	*26*	77,488	140,887	77,488	140,887
Reserves	*27*	267,880	152,967	267,400	144,727
		345,368	293,854	344,888	285,614
Minority interests		579	591	–	–
Non-current liabilities					
Obligations under finance leases – due after one year	*28*	300	417	–	10
Borrowings – due after one year	*29*	153,950	86,515	–	–
Loans advanced from minority shareholders	*30*	1,522	1,522	–	–
Other loan	*31*	–	4,500	–	–
Deferred taxation	*32*	17	13	–	–
		155,789	92,967	–	10
		501,736	387,412	344,888	285,624

The accompanying notes on pages 42 to 105 form an integral part of these financial statements.

Statement of Changes in Equity

For the year ended December 31, 2002

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Capital reserve HK$'000	Other reserve HK$'000 (note 27)	Retained profit (accumulated losses) HK$'000	Total HK$'000
The Group								
At January 1, 2001	140,507	725,993	796	(6,082)	1,434	–	(477,817)	384,831
Issue of shares upon private placing	500	–	–	–	–	–	–	500
Cancellation upon repurchase of own shares	(120)	–	–	–	–	–	–	(120)
Arising upon repurchase of own shares	–	–	120	–	–	–	–	120
Exchange difference arising on translation of financial statements of overseas operations not recognised in profit and loss account	–	–	–	8,391	–	–	–	8,391
Realised on disposal of subsidiaries	–	–	–	(251)	–	–	–	(251)
Premium on repurchase of own shares	–	–	–	–	–	–	(109)	(109)
Loss attributable to shareholders	–	–	–	–	–	–	(99,508)	(99,508)
At December 31, 2001 and January 1, 2002	140,887	725,993	916	2,058	1,434	–	(577,434)	293,854
Capital reorganisation on March 15, 2002	(139,478)	(343,542)	–	–	–	–	483,020	–
Rights issue of shares on April 11, 2002	1,409	47,902	–	–	–	–	–	49,311
Bonus issue of shares on April 11, 2002	4,226	(4,226)	–	–	–	–	–	–
Capital reorganisation on September 18, 2002	–	(426,127)	–	–	–	331,713	94,414	–
Bonus issue of shares on September 24, 2002	70,444	–	–	–	–	(70,444)	–	–
Exchange difference arising on translation of financial statements of overseas operations not recognised in profit and loss account	–	–	–	(1,340)	–	–	–	(1,340)
Realised on liquidation of subsidiaries	–	–	–	(1,032)	(1,434)	–	–	(2,466)
Profit attributable to shareholders	–	–	–	–	–	–	6,009	6,009
At December 31, 2002	77,488	–	916	(314)	–	261,269	6,009	345,368

Included in the above is the Group's share of post-acquisition accumulated losses of associates, as follows:

	HK$'000
At January 1, 2001	(6,880)
Reclassification upon acquisition of subsidiaries	18,300
Loss attributable to shareholders	(4,315)
At December 31, 2001 and January 1, 2002	7,105
Loss attributable to shareholders	(12,501)
At December 31, 2002	(5,396)

	Share capital	Share premium	Capital redemption reserve	Contributed surplus	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The Company						
At January 1, 2001	140,507	725,993	796	210,255	(703,475)	374,076
Issue of shares upon private placing	500	–	–	–	–	500
Cancellation upon repurchase of own shares	(120)	–	–	–	–	(120)
Arising upon repurchase of own shares	–	–	120	–	–	120
Premium on repurchase of own shares	–	–	–	–	(109)	(109)
Loss attributable to shareholders	–	–	–	–	(88,853)	(88,853)
At December 31, 2001 and January 1, 2002	140,887	725,993	916	210,255	(792,437)	285,614
Capital reorganisation on March 15, 2002	(139,478)	(343,542)	–	–	483,020	–
Rights issue of shares on April 11, 2002	1,409	47,902	–	–	–	49,311
Bonus issue of shares on April 11, 2002	4,226	(4,226)	–	–	–	–
Capital reorganisation on September 18, 2002	–	(426,127)	–	331,713	94,414	–
Bonus issue of shares on September 24, 2002	70,444	–	–	(70,444)	–	–
Profit attributable to shareholders	–	–	–	–	9,963	9,963
At December 31, 2002	77,488	–	916	471,524	(205,040)	344,888

Consolidated Cash Flow Statement
For the year ended December 31, 2002

	2002	2001
	HK$'000	*HK$'000*
Operating activities		
Profit (loss) before taxation	7,519	(98,298)
Adjustments for:		
Share of results of associates	11,550	4,005
Dividend income from listed equity securities	–	(1)
Dividend income from unlisted equity shares	(267)	–
Finance lease interest income	(20)	(49)
Interest income	(121)	(148)
Interest expenses	10,079	16,518
Finance lease charges	24	47
Amortisation of intangible assets	–	1,539
Deficit on revaluation of investment properties	130	11,189
Depreciation	8,623	15,019
Write-down of properties held for sale to net realisable value	6,000	10,600
Unrealised holding loss of other investments	111	–
Gain on disposal of an associate	(10,892)	–
Net gain on disposal or liquidation of subsidiaries	(27,719)	(2,569)
(Gain) loss on disposal of property, plant and equipment	(432)	7,852
Impairment loss recognised in respect of goodwill	–	3,459
Impairment loss recognised in respect of intangible assets	–	20,008
Impairment loss recognised in respect of investment securities	–	338
Operating cash flows before movements in working capital	4,585	(10,491)
(Increase) decrease in inventories	(10,619)	8,081
(Increase) decrease in trade and other receivables	(7,083)	11,137
Decrease (increase) in amounts due from associates	605	(157)
(Increase) decrease in amounts due from related parties	(233)	1,839
Decrease in trade and other payables	(8,439)	(8,792)
Increase (decrease) in bills payable	11,297	(13,541)
Increase in amounts due to associates	–	706
Increase in amounts due to related companies	65	454
Cash used in operations	(9,822)	(10,764)
Hong Kong Profits Tax paid	(2,324)	(1,040)
Overseas tax paid	(70)	(131)
	(2,394)	(1,171)
Net cash used in operating activities	(12,216)	(11,935)

	Notes	2002 HK$'000	2001 HK$'000
Investing activities			
Purchase of property, plant and equipment		(6,645)	(3,954)
Proceeds from disposal of property, plant and equipment		875	32,979
Repayment from lessee under finance leases		355	335
Dividend received from listed equity securities		–	1
Dividend received from unlisted equity shares		267	–
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of)	33	160	(1,167)
Interest received		79	140
Finance lease interest received		20	49
Purchase of subsidiaries (net of cash and cash equivalents acquired)	34	–	2,305
Purchase of additional interest in subsidiaries		–	(76)
Purchase of listed equity securities		–	(148)
Repayment from a shareholder of an associate		–	1,000
Repayment of advances by associates		–	7,581
Net cash (used in) generated from investing activities		(4,889)	39,045
Financing activities			
Proceeds from issue of shares		49,311	500
New loans advanced from Directors		17,026	9,000
New bank loans		6,630	88,763
Repayment of loans advanced from Directors		(16,233)	(10,278)
Repayment of bank loans		(6,363)	(134,223)
Repayment of other loan		(4,500)	–
Repayment of loan advanced from related companies		(5,845)	(4)
Interest paid		(4,307)	(9,764)
Repayment of obligations under finance leases		(102)	(253)
Finance lease charges paid		(24)	(33)
Repayment of loan advanced from a supplier		–	(706)
New loan advanced from a minority shareholder		–	747
New loans advanced from related companies		–	11,166
Repurchase of own shares		–	(109)
Net cash generated from (used in) financing activities		35,593	(45,194)
Net increase (decrease) in cash and cash equivalents		18,488	(18,084)
Cash and cash equivalents at January 1		(16,693)	1,041
Effect of foreign currency exchange rate changes		(185)	350
Cash and cash equivalents at December 31		1,610	(16,693)
Analysis of the balances of cash and cash equivalents			
Being:			
Bank balances and cash		14,382	13,500
Bank overdrafts		(12,772)	(30,193)
		1,610	(16,693)

The accompanying notes on pages 42 to 105 form an integral part of these financial statements.

Notes to the Financial Statements
For the year ended December 31, 2002

1. General information

The Company is a public limited company incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Group is engaged in the import, marketing and distribution of air-conditioning products, audio-visual and electrical products and cars and car accessories.

2. Adoption of statements of standard accounting practice

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants, which has resulted in the adoption of the following new and revised accounting policies. The adoption of these new and revised SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity. However, it has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Foreign currencies

The revisions to SSAP 11 Foreign Currency Translation have eliminated the choice of translating the profit and loss account of overseas subsidiaries at the closing rate for the period. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash flow statements

In the current year, the Group has adopted SSAP 15 (Revised) "Cash flow statements". Under SSAP 15 (Revised), cash flows are classified under three headings - operating, investing and financing, rather than the previous five headings. Interest and dividends, which were previously presented under a separate headings, are classified as investing/financing cash flows. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities.

Employee benefits

In the current year, the Group has adopted SSAP 34 Employee Benefits, which introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group's participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements.

3. Significant accounting policies

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investment in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any identified impairment loss in the value of individual investments.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition. Goodwill arising on acquisition prior to January 1, 2001 continues to be held in reserves, and will be charged to the profit and loss account at the time of disposal of the relevant subsidiary or associate or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions after January 1, 2001 is capitalised and amortised on a straight-line basis over its estimated useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Maintenance service income is recognised when services are rendered.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income under operating leases is recognised on a straight-line basis over the terms of the relevant leases.

Commission income is recognised when the relevant services are rendered.

Finance lease interest income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the terms of the relevant leases.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs are charged to the profit and loss account over the terms of the relevant leases so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the terms of the relevant leases.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the profit and loss account.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

Retirement benefit costs

Payments to defined contribution retirement schemes are charged as an expense as they fall due.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting year from that in which they are recognised in the financial statements. The tax effect of timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Deprecation is provided so as to write off the cost of items or valuation of property, plant and equipment, over their estimated useful lives and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Land held under medium-term lease	Over the unexpired term of lease
Buildings on land held under medium-term lease	2.5-5%
Leasehold improvements	20%
Furniture, fixtures and equipment	10-20%
Machinery and tools	20-33 $^1/_3$%
Motor vehicles	20-25%

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets or, where shorter, the terms of the relevant leases.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the profit and loss account.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the decrease over the balance on the investment property revaluation reserve is charged to the profit and loss account. Where a decrease has previously been charged to the profit and loss account and a revaluation increase subsequently arises, this increase in credited to the profit and loss account to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property disposed of is transferred to the profit and loss account.

No depreciation is provided on investment properties which are held on leases with an unexpired term of more than 20 years.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant assets is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase under that other SSAP.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant assets is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase under another SSAP.

4. Turnover

	2002	**2001**
	HK$'000	*HK$'000*
Sales of goods to customers, less returns, discounts and allowance	537,342	530,619
Maintenance service income	35,051	35,226
	572,393	565,845

5. **Business and geographical segments**

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning products
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	Trading of cars and related accessories and provision of car repairing services
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	Rental of investment properties and properties held for sales

Segment information about these businesses is presented below.

2002

	Air-conditioning products	Audio-visual and other electrical products	Cars and car accessories	Direct marketing	Property investment	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover								
External sales	178,873	115,509	214,710	63,301	–	–	–	572,393
Inter-segment sales	3,597	12,410	–	–	–	–	(16,007)	–
Total turnover	182,470	127,919	214,710	63,301	–	–	(16,007)	572,393

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products	Audio-visual and other electrical products	Cars and car accessories	Direct marketing	Property investment	Others	Eliminations	Consolidated
Result								
Segment result	10,701	2,453	(270)	(6,127)	(5,129)	–	(390)	1,238
Unallocated corporate expenses								(10,299)
Loss from operations								(9,061)
Finance costs								(10,481)
Net gain on disposal or liquidation of subsidiaries	–	27,719	–	–	–	–	–	27,719
Gain on disposal of an associate	10,892	–	–	–	–	–	–	10,892
Share of results of associates	3,836	(15,469)	–	–	–	83	–	(11,550)
Profit before taxation								7,519
Taxation								(1,522)
Profit after taxation								5,997
Minority interests								12
Profit attributable to shareholders								6,009

2002

	Air-conditioning products	Audio-visual and other electrical products	Cars and car accessories	Direct marketing	Property investment	Others	Eliminations	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Consolidated balance sheet								
Assets								
Segment assets	60,181	39,161	57,854	10,724	224,416	–	–	392,336
Interests in associates	–	115,533	–	–	–	–	–	115,533
Unallocated corporate assets								189,100
Consolidated total assets								696,969
Liabilities								
Segment liabilities	44,398	19,439	35,473	6,156	6,620	–	–	112,086
Unallocated corporate liabilities								238,936
Consolidated total liabilities								351,022
Other information								
Capital additions	133	396	3,034	280	95	2,707	–	6,645
Depreciation and amortisation	305	231	1,335	82	–	6,670	–	8,623

2001

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover								
External sales	176,059	112,067	243,378	34,341	–	–	–	565,845
Inter-segment sales	7,230	4,871	–	326	–	–	(12,427)	–
Total turnover	183,289	116,938	243,378	34,667	–	–	(12,427)	565,845

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result								
Segment result	10,813	(29,588)	5,162	(2,177)	(9,955)	49	(389)	(26,085)
Unallocated corporate expenses								(50,395)
Loss from operations								(76,480)
Finance costs								(16,923)
Impairment loss recognised in respect of goodwill	–	–	(2,789)	(670)	–	–	–	(3,459)
Net gain (loss) on disposal or liquidation of subsidiaries	–	3,419	124	–	–	(974)	–	2,569
Share of results of associates	812	(4,984)	–	–	–	167	–	(4,005)
Loss before taxation								(98,298)
Taxation								(1,689)
Loss after taxation								(99,987)
Minority interests								479
Loss attributable to shareholders								(99,508)

2001

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Consolidated balance sheet								
Assets								
Segment assets	47,689	37,374	58,631	8,868	228,985	–	–	381,547
Interests in associates	48,610	141,466	–	–	–	–	–	190,076
Unallocated corporate assets								197,231
Consolidated total assets								768,854
Liabilities								
Segment liabilities	39,899	13,911	36,825	8,729	3,877	–	–	103,241
Unallocated corporate liabilities								371,168
Consolidated total liabilities								474,409
Other information								
Capital additions	153	1,052	15,198	146	–	1,469	(130)	17,888
Depreciation and amortisation	490	5,344	909	48	–	9,767	–	16,558
Impairment losses recognised in respect of intangible assets	–	20,008	–	–	–	–	–	20,008
Impairment losses recognised in respect of goodwill	–	–	2,789	670	–	–	–	3,459

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Sales revenue by geographical market		Contribution to operating results	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	433,155	437,386	(2,984)	(11,603)
Singapore	54,105	40,315	917	247
Malaysia	18,423	15,978	1,163	(2,434)
PRC	34,087	28,267	(13,533)	(28,220)
Macau	30,440	31,726	1,137	1,386
Others	2,183	12,173	41	(198)
	572,393	565,845	(13,259)	(40,822)
Other operating revenue			14,497	14,737
Unallocated corporate expenses			(10,299)	(50,395)
Loss from operations			(9,061)	(76,480)

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	410,339	414,033	6,022	17,468
Singapore	22,519	20,824	134	30
Malaysia	7,212	6,727	271	28
PRC	256,160	326,229	218	355
Macau	739	1,041	–	7
	696,969	768,854	6,645	17,888

6. Other operating revenue

	2002	2001
	HK$'000	*HK$'000*
Rental income	11,615	11,834
Commission income	2,862	2,854
Finance lease interest income	20	49
	14,497	14,737

7. Investment income

	2002	2001
	HK$'000	*HK$'000*
Interest income from bank deposits	42	136
Interest income from trade and other receivables	79	12
Dividend income from listed equity securities	–	1
Dividend income from unlisted equity shares	267	–
	388	149

8. Loss from operations

	2002	2001
	HK$'000	*HK$'000*
Loss from operations has been arrived at after charging:		
Amortisation of intangible assets included in administrative expenses	–	1,539
Auditors' remuneration	896	936
Depreciation of:		
Owned assets	8,441	14,753
Assets held under finance leases	182	266
Impairment loss recognised in respect of investment securities	–	338
Loss on disposal of property, plant and equipment	–	7,852
Staff costs, including Directors' emoluments	65,927	79,237
Unrealised holding loss of other investments	111	–
Write-down of inventories to their net realisable value	578	3,036
Write-down of properties held for sale to net realisable value	6,000	10,600
and crediting:		
Gain on disposal of property, plant and equipment	432	–

9. Finance costs

	2002 *HK$'000*	2001 *HK$'000*
Interest on:		
Bank loans, trust receipts and overdrafts wholly repayable within five years	5,099	6,434
Bank loans wholly repayable after five years	–	2,699
Other loans wholly repayable within five years	712	5,286
Other loans wholly repayable after five years	4,268	2,099
	10,079	16,518
Finance lease charges	24	47
Bank charges	378	358
	10,481	16,923

10. Net gain on disposal or liquidation of subsidiaries

	2002 *HK$'000*	2001 *HK$'000*
Gain upon disposal of subsidiaries	–	3,543
Gain (loss) upon liquidation of subsidiaries	27,719	(974)
	27,719	2,569

11. Directors' and employees' emoluments

(a) Directors' emoluments

	2002 *HK$'000*	2001 *HK$'000*
Fees:		
Executive Directors	–	–
Non-executive Directors	170	153
	170	153
Other emoluments:		
Salaries and other benefits	6,529	7,986
Retirement benefits scheme contributions	35	33
	6,564	8,019
	6,734	8,172

Fees paid to non-executive Directors include HK$140,000 (2001: HK$123,000) paid to independent non-executive Directors.

The Directors' emoluments were within the following bands:

	2002 Number of Directors	2001 Number of Directors
HK$		
Nil - 1,000,000	6	4
1,000,001 - 1,500,000	–	1
1,500,001 - 2,000,000	–	2
2,000,001 - 2,500,000	1	–
3,000,001 - 3,500,000	1	1

(b) Employees' emoluments

During the year, the five highest paid individuals included three Directors (2001 : four Directors), details of whose emoluments are set out in note 11(a) above. The emoluments of the remaining highest paid individuals were as follows:

	2002 *HK$'000*	2001 *HK$'000*
Salaries and other benefits	2,591	2,125
Retirement benefits scheme contributions	24	176
	2,615	2,301

The emoluments of the remaining highest paid individuals fell within the following bands:

	2002 Number of employees	2001 Number of employees
HK$		
Nil - 1,000,000	1	–
1,500,001 - 2,000,000	1	–
2,000,001 - 2,500,000	–	1

12. Retirement benefit scheme

The Group operates a mandatory provident fund ("MPF") scheme for all qualifying employees of its Hong Kong subsidiaries. The assets of the scheme are held separately from those of the Group in funds under the control of trustees. The retirement benefit cost charged to the profit and loss account during the year amounted to HK$1,891,000 (2001: HK$2,623,000), which represents contributions payable to the fund by the Group at the rates specified in the MPF Ordinance.

For subsidiaries other than in Hong Kong, the contribution payable to the defined contribution schemes by the Group at rates specified in the rules of the schemes at the relevant jurisdiction. The contributions made by subsidiaries other than in Hong Kong during the year amounted to HK$791,000 (2001: HK$883,000).

13. Taxation

	2002	**2001**
	HK$'000	*HK$'000*
The charge comprises:		
Tax for the year:		
Hong Kong Profits Tax	400	1,224
Overseas income tax	167	155
	567	1,379
Deferred taxation (note 32)	4	–
Taxation attributable to the Company and its subsidiaries	571	1,379
Share of taxation attributable to associates	951	310
	1,522	1,689

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Details of the deferred taxation, recognised and unrecognised in the financial statements, are set out in note 32.

14. Earnings (loss) per share

The calculation of the basic earnings (loss) per share is based on the profit attributable to shareholders of HK$6,009,000 (2001: a loss of HK$99,508,000) and on the weighted average number of 609,574,769 (2001: 165,359,210) ordinary shares in issue during the year. The weighted average number of ordinary shares for the purpose of basic earnings (loss) per share has been adjusted for the bonus issue, share consolidation and rights issue during the year.

No diluted earnings (loss) per share has been presented because the exercise price of the Company's outstanding share options was higher than the average market price for share for both years.

15. Investment properties

	Investment properties in Hong Kong held under medium-term leases	Investment properties outside Hong Kong held under medium–term leases	Total
	HK$'000	*HK$'000*	*HK$'000*
The Group			
At January 1, 2002	87,783	44,140	131,923
Deficit on revaluation	–	(130)	(130)
At December 31, 2002	87,783	44,010	131,793

During the year, the Group entered into a sales and purchase agreement to dispose of certain of its investment properties situated outside Hong Kong at an agreed amount of approximately HK$2,203,000. The disposal has not yet been completed at the balance sheet date. In the opinion of the Directors, these investment properties were carried at their realisable value, which approximate to their open market value at the balance sheet date. The remaining investment properties of the Group were revalued at December 31, 2002 by Centaline Surveyors Limited, independent professional valuers, on an open market value basis. The net deficit arising on revaluation amounting to HK$130,000 (2001: HK$11,189,000) has been charged to the profit and loss account.

The investment properties of the Group are rented out or available for rent under operating leases.

16. Property, plant and equipment

The Group	Land and buildings in Hong Kong held under medium-term leases	Leasehold improvements	Furniture, fixtures and equipment	Machinery and tools	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Cost or valuation						
At January 1, 2002	210,486	18,957	49,006	8,051	9,304	295,804
Exchange difference	–	3	71	11	93	178
Additions	–	1,031	1,929	476	3,209	6,645
Liquidation of subsidiaries	–	–	(235)	(146)	(382)	(763)
Disposals	–	–	(288)	(156)	(3,478)	(3,922)
Reclassification	–	–	(461)	461	–	–
At December 31, 2002	210,486	19,991	50,022	8,697	8,746	297,942
Representing:						
At cost	198,426	19,991	50,022	8,697	8,746	285,882
At 1996 valuation	10,640	–	–	–	–	10,640
At 1999 valuation	1,420	–	–	–	–	1,420
	210,486	19,991	50,022	8,697	8,746	297,942
Accumulated depreciation						
At January 1, 2002	27,643	17,716	46,270	7,298	8,128	107,055
Exchange difference	–	1	68	10	67	146
Charge for the year	4,674	688	1,745	517	999	8,623
Liquidation of subsidiaries	–	–	(235)	(146)	(382)	(763)
Eliminated upon disposals	–	–	(207)	(157)	(3,115)	(3,479)
Reclassification	–	–	(381)	381	–	–
At December 31, 2002	32,317	18,405	47,260	7,903	5,697	111,582
Net book value						
At December 31, 2002	178,169	1,586	2,762	794	3,049	186,360
At December 31, 2001	182,843	1,241	2,736	753	1,176	188,749

The net book value of the Group's furniture, fixtures and equipment includes an amount of HK$328,000 (2001 : HK$486,000) in respect of assets held under finance leases.

If the land and buildings which are stated at valuation had not been revalued, they would have been included in the financial statements at historical cost less accumulated depreciation of HK$11,459,000 (2001: HK$11,751,000).

The Group has pledged land and buildings having a net book value of approximately HK$3,607,000 to secure loans advanced from a supplier to the Group.

The Company	**Leasehold improvements**	**Furniture, fixtures and equipment**	**Motor vehicles**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cost				
At January 1, 2002	6,606	21,531	2,385	30,522
Additions	–	148	680	828
At December 31, 2002	6,606	21,679	3,065	31,350
Accumulated depreciation				
At January 1, 2002	6,263	20,600	1,620	28,483
Charge for the year	188	815	413	1,416
At December 31, 2002	6,451	21,415	2,033	29,899
Net book value				
At December 31, 2002	155	264	1,032	1,451
At December 31, 2001	343	931	765	2,039

The net book value of the Company's furniture, fixtures and equipment included an amount of HK$Nil (2001: HK$24,000) in respect of assets held under finance leases.

17. Investments in subsidiaries

	The Company	
	2002	**2001**
	HK$'000	*HK$'000*
Unlisted shares, at cost	293,504	293,504

Particulars of the Company's principal subsidiaries at December 31, 2002 are shown in note 42.

18. Interests in associates

	The Group	
	2002	**2001**
	HK$'000	*HK$'000*
Share of net assets	115,533	133,622
Amounts due from associates	–	56,454
	115,533	190,076

Particulars of the Group's principal associate at December 31, 2002 are shown in note 43.

The following details have been extracted from the audited financial statements of the Group's associate:

	Jin Ling Electrical Company Limited	
	2002	**2001**
	HK$'000	*HK$'000*
Operating results		
Turnover	458,801	401,099
Depreciation	17,556	17,595
Loss before taxation	(23,266)	(8,344)
Loss before taxation attributable to the Group	(11,633)	(4,172)
Financial position		
Non-current assets	222,840	383,259
Current assets	351,409	312,876
Current liabilities	(323,103)	(293,906)
Non-current liabilities	(20,135)	(134,986)
Shareholders' funds	231,011	267,243
Shareholders' funds attributable to the Group	115,506	133,622

19. Investment securities

	The Group	
	2002	2001
	HK$'000	*HK$'000*
Unlisted equity shares, at cost	75	75
Club debentures, at cost less impairment loss	627	1,372
	702	1,447

In the opinion of the Directors, investment securities are worth at least their carrying values.

20. Inventories

	The Group	
	2002	2001
	HK$'000	*HK$'000*
Finished goods	84,234	74,693
Spare parts	12,206	11,176
	96,440	85,869

Included above are finished goods of HK$15,692,000 (2001: HK$22,225,000) and spare parts of HK$2,684,000 (2001: HK$380,000), which are carried at net realisable value.

21. Trade and other receivables

The Group

The Group allows an average credit period of 30 to 90 days to its customers. The aged analysis of trade receivables is as follows:

	2002	2001
	HK$'000	*HK$'000*
Within 30 days	18,608	20,403
Over 30 days	9,503	11,131
Over 60 days	1,289	498
Over 90 days	2,108	2,236
Over 1 year	1,370	753
Total trade receivables	32,878	35,021
Deposits, prepayments and other receivables	26,415	24,247
	59,293	59,268

22. Finance lease receivable

The Group

	Minimum lease payments		Present value of minimum lease payments	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Amount receivable under finance lease:				
Within one year	–	376	–	355
Less: unearned finance income	–	(21)	–	N/A
Present value of minimum lease payments receivable	–	355	–	355
Analysed as:				
Current finance lease receivable (recoverable within one year)			–	355

The Group entered into finance leasing arrangements for certain of its equipment. The terms of finance lease entered into were five years. The interest rate inherent in the lease was fixed at the contract date for the lease terms. The interest rate on finance lease receivable at December 31, 2001 was 6% per annum. The finance lease arrangements were completed during the year.

23. Amounts due from related parties

Details of the amounts due from related parties are as follows:

Name of related party	The Group Balance at 31.12.2002 *HK$'000*	Balance at 1.1.2002 *HK$'000*	Maximum amount outstanding during the year *HK$'000*	The Company Balance at 31.12.2002 *HK$'000*	Balance at 1.1.2002 *HK$'000*	Maximum amount outstanding during the year *HK$'000*
Mr. Herbert ADAMCZYK (note (1))	2,082	–	2,082	–	–	–
Panasa (Malaysia) Sdn. Bhd. (note (2))	248	–	248	–	–	–
Best & Original Production Limited (note (2))	–	2,015	2,015	–	1,134	1,134
B & O Web Studio Limited (note (2))	–	82	82	–	25	25
	2,330	2,097		–	1,159	

Notes:

(1) The amount is unsecured, bears interest at the best lending rate offered by the Hong Kong and Shanghai Banking Corporation Limited and has no fixed terms of repayment.

Mr. Herbert ADAMCZYK is a Director of the Company's subsidiaries.

(2) The amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

The related companies are controlled by Directors of the Company.

24. Other investments

	The Group 2002 *HK$'000*	2001 *HK$'000*	The Company 2002 *HK$'000*	2001 *HK$'000*
Listed equity securities	73	184	36	36

The securities are listed on the Stock Exchange and are carried at market value.

25. Trade and other payables

The Group

At the balance sheet date, the aged analysis of trade payables is as follows:

	2002	2001
	HK$'000	*HK$'000*
Within 30 days	5,474	6,598
Over 30 days	2,630	1,218
Over 60 days	2,621	1,278
Over 90 days	4,167	1,044
Over 1 year	1,569	25,749
Total trade payables	16,461	35,887
Customers' deposits, accruals and other payables	58,871	67,152
	75,332	103,039

26. Share capital

	The Group and the Company	
	Number of shares	Nominal value
		HK$'000
Authorised:		
At January 1, 2001 and January 1, 2002 of HK$0.10 each	3,500,000,000	350,000
Cancellation of HK$0.099 of the paid up capital of each of 1,408,871,178 issued shares	–	(139,478)
Share consolidation of ten reduced issued shares into one share of HK$0.01 each	(1,267,984,061)	–
Subdivision of one unissued share into ten shares of HK$0.01 each	18,820,159,398	–
Share consolidation of ten issued shares into one share of HK$0.10 each	(18,946,957,804)	–
Increase of authorised share capital	1,394,782,467	139,478
At December 31, 2002 of HK$0.10 each	3,500,000,000	350,000

	The Group and the Company	
	Number of shares	Nominal value
		HK$'000
Issued and fully paid:		
At January 1, 2001 of HK$0.10 each	1,405,071,178	140,507
Issues of shares upon private placing	5,000,000	500
Cancellation upon repurchase of own shares	(1,200,000)	(120)
At January 1, 2002 of HK$0.10 each	1,408,871,178	140,887
Cancellation of HK$0.099 of the paid up capital of each of 1,408,871,178 issued shares	–	(139,478)
Share consolidation of ten reduced issued shares into one share of HK$0.01 each	(1,267,984,061)	–
Issue of shares upon rights issue	140,887,117	1,409
Issue of shares upon bonus share issue	422,661,351	4,226
Share consolidation of ten issued shares into one share of HK$0.10 each	(633,992,027)	–
Issue of shares upon bonus share issue	704,435,580	70,444
At December 31, 2002 of HK$0.10 each	774,879,138	77,488

(1) Pursuant to resolutions passed on the special general meeting ("SGM") held on March 15, 2002, the authorised share capital of the Company was reduced from HK$350,000,000 divided into 3,500,000,000 shares of HK$0.10 each to HK$210,521,753.37 divided into 21,052,175,337 shares of HK$0.01 each, upon completion of the capital reorganisation which involved: (i) the existing paid up capital and nominal value of each of the issued share of each of the issued share of the Company reduced from HK$0.10 to HK$0.001 each by the cancellation of HK$0.099 of the paid up capital for each issued share of the Company ("Reduced Share"); (ii) each authorised but unissued share of the Company subdivided into ten shares of HK$0.01 each; (iii) every issued ten Reduced Shares consolidated into one issued share; (iv) the credit of approximately HK$139,478,000 arising from the cancellation of HK$0.099 of the paid up capital of each issued share of the Company transferred to the contributed surplus account and fully utilised to eliminate part of the accumulated losses of the Company; and (v) an amount of approximately HK$343,542,000 standing to the credit of the share premium account of the Company transferred to the contributed surplus account and applied to eliminate the balance of the accumulated losses of the Company.

(2) Pursuant to another resolution passed on the same SGM held on March 15, 2002, a rights issue of not less than 140,887,117 shares of HK$0.01 each at HK$0.35 per share on the basis of one rights share for every rights share held on the record date with the bonus share issue on the basis of three bonus shares for every rights share taken up payable in full on acceptance.

(3) Pursuant to resolutions passed on the SGM held on September 18, 2002, (i) an amount of approximately HK$426,127,000 standing to the credit of the share premium account of the Company transferred to the contributed surplus account; (ii) an amount of approximately HK$94,414,000 standing to the credit of the contributed surplus account of the Company applied to eliminate the balance of the accumulated losses of the Company; (iii) every ten issued and unissued shares of HK$0.01 each consolidated into one issued share at HK$0.10 each; and (iv) increase the authorised share capital of the Company from HK$210,521,753.37 to HK$350,000,000.

(4) Pursuant to another resolution passed on the same SGM held on September 18, 2002, ten bonus shares were issued for every consolidated share. 704,435,580 bonus shares were issued and were credited as fully paid by using the credit in the contributed surplus account of the Company.

27. Reserves

The other reserve of the Group of HK$261,269,000 (2001: Nil) represents the non-distributable reserve transferred from the share premium account pursuant to the capital reorganisation on September 18, 2002. Details of the capital reorganisation are set out in note 26.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of Directors, as at December 31, 2002, the Company's reserve available for distribution consisted of contributed surplus of HK$266,484,000, net of accumulated loss of HK$205,040,000 (2001: Nil).

28. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The Group				
Amounts payable under finance leases:				
Within one year	110	165	92	132
In the second to fifth year inclusive	354	483	300	367
Over five years	–	60	–	50
	464	708	392	549
Less: future finance charges	(72)	(159)	N/A	N/A
Present value of lease obligations	392	549	392	549
Analysed as:				
Amounts due within one year shown under current liabilities			92	132
Amounts due after one year			300	417
			392	549

	Minimum lease payments		Present value of minimum lease payments	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The Company				
Amounts payable under finance leases:				
Within one year	14	33	10	24
In the second to fifth year inclusive	–	14	–	10
	14	47	10	34
Less: future finance charges	(4)	(13)	N/A	N/A
Present value of lease obligations	10	34	10	34
Analysed as:				
Amounts due within one year shown under current liabilities			10	24
Amounts due after one year			–	10
			10	34

It is the Group's policy to lease certain of its furniture, fixtures and equipment under finance leases. The average lease term is six years. For the year ended December 31, 2002, the average effective borrowing rate was approximately 6% (2001: 7%) per annum. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessor's charge over the leased assets.

29. Borrowings

	The Group		The Company	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans and overdrafts				
Secured	75,214	88,167	–	–
Unsecured	1,837	7,477	–	–
	77,051	95,644	–	–
Unsecured loans advanced from Directors (note a)	15,725	14,932	12,000	–
Unsecured loans advanced from related companies (note b)	4,755	15,232	–	–
Secured loan advanced from a supplier (note c)	130,715	–	–	–
Unsecured loan advanced from a supplier (note c)	–	203,383	–	–
	228,246	329,191	12,000	–
The maturity of the above loans is as follows:				
Within one year	74,296	242,676	12,000	–
More than one year, but not exceeding two years	10,924	21,044	–	–
More than two years, but not exceeding five years	6,779	39,354	–	–
More than five years	136,247	26,117	–	–
	228,246	329,191	12,000	–
Less: Amounts due within one year shown under current liabilities	(74,296)	(242,676)	(12,000)	–
Amounts due after one year	153,950	86,515	–	–

Notes:

a. The loans advanced from a Director are unsecured and have no fixed terms of repayment. HK$12,000,000 (2001: HK$Nil) of the balance bears interest at 10% (2001: Nil) per annum. The remaining balance is non-interest bearing.

The loans advanced from Directors as at December 31, 2001 were unsecured, bore interest at 4.5% per annum and have no fixed terms of repayment.

b. The loans advanced from related companies are unsecured and have no fixed terms of repayment. HK$4,475,000 of the balance (2001: HK$9,000,000) bears interest at 1% above the best lending rate. The remaining balance is non-interest bearing.

HK$4,632,000 of the balance at December 31, 2001 was unsecured and bore interest at the best lending rate offered by the Development Bank of Singapore. It was fully released upon the liquidation of a subsidiary.

The related companies are controlled by certain Directors of the Company.

c. The loan advanced from a supplier is secured by properties of the Group, bears interest at 2.5% per annum and is repayable semi-annually by ten instalments commencing from June 30, 2012.

The balance of loan advanced from a supplier as at December 31, 2001 was unsecured, bore interest at 3%-3.3% per annum and was repayable on demand.

30. Loans advanced from minority shareholders

The loans are unsecured, non-interest bearing and have no fixed terms of repayment. The minority shareholders have agreed not to demand repayment of the loans in the next twelve months from the balance sheet date and, accordingly, the amounts have been classified as non-current liability.

31. Other loan

The loan was unsecured and non-interest bearing. It was fully repaid during the year.

32. Deferred taxation

	The Group		The Company	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At January 1	13	13	–	–
Charge for the year (note 13)	4	–	–	–
At December 31	17	13	–	–

At the balance sheet date, the major components of the deferred taxation liabilities (assets), recognised and unrecognised, are as follows:

	Recognised		Unrecognised	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The Group				
Excess of tax allowances over accounting depreciation in respect of property, plant and equipment	4	–	199	198
Taxation losses	–	–	(148,591)	(151,228)
Other timing differences	13	13	(241)	(825)
	17	13	(148,633)	(151,855)
The Company				
Excess of tax allowances over accounting depreciation in respect of property, plant and equipment	–	–	69	121
Taxation losses	–	–	(14,135)	(11,948)
	–	–	(14,066)	(11,827)

A deferred taxation asset has not been recognised in the financial statements in respect of tax losses available to offset future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

The amount of unrecognised deferred taxation charge (credit) for the year is as follows:

	The Group		**The Company**	
	2002	**2001**	**2002**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences because of:				
Excess (shortfall) of tax allowances over accounting depreciation in respect of property, plant and equipment	1	437	(52)	106
Taxation losses utilised (arising)	2,637	7,148	(2,187)	(1,754)
Other timing differences	584	(778)	–	–
	3,222	6,807	(2,239)	(1,648)

Deferred taxation has not been recognised on the revaluation increase or decrease arising on the revaluation of leasehold land and buildings and investment properties because profits or losses arising on the disposal of these assets would not be subject to taxation. Accordingly, the revaluation increase or decrease arising on revaluation does not constitute a timing difference.

33. Disposal of subsidiaries

Summary of the effects of the disposal of subsidiaries are as follows:

	2002	**2001**
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	–	3,826
Investment securities	160	–
Inventories	–	747
Trade and other receivables	–	3,924
Bank balances and cash	–	1,167
Trade and other payables	–	(10,963)
Obligations under finance leases	–	(202)
Minority interests	–	(441)
	160	(1,942)
Exchange reserve realised on disposal	–	(251)
Gain on disposal of subsidiaries	–	3,543
	160	1,350
Satisfied by:		
Trade and other receivables	–	1,350
Cash	160	–
Net cash inflow (outflow) arising on disposal:		
Cash consideration	160	–
Bank balances and cash disposed of	–	(1,167)
	160	(1,167)

The subsidiaries disposed of for both years did not have any significant impact on the Group's cash flows, turnover and operating results.

34. Purchase of subsidiaries

	2002	2001
	HK$'000	*HK$'000*
Net assets acquired:		
Property, plant and equipment	–	1,428
Inventories	–	37,509
Trade and other receivables	–	16,456
Bank balances and cash	–	2,305
Trade and other payables	–	(57,493)
Taxation	–	(350)
Minority interests	–	6,746
Loans from minority shareholders	–	(3,096)
Other loan	–	(4,500)
	–	(995)
Transfer from interests in associates	–	18,186
	–	17,191
Satisfied by:		
Assignment of account receivable	–	17,191
Net cash inflow in connection with the acquisition of subsidiaries:		
Bank balances and cash acquired	–	2,305

The subsidiaries acquired during 2001 had contributed to HK$4,489,000 to the Group's net operating cash flows, paid HK$1,302,000 in respect of the net returns on investments and servicing of finance, paid HK$589,000 in respect of taxation, utilised HK$1,577,000 for investing activities and raised HK$3,211,000 in respect of financing activities of that year.

The subsidiaries acquired during 2001 had contributed HK$243,378,000 to the Group's turnover, and HK$6,122,000 to the Group's profit from operations of that year.

35. Liquidation of subsidiaries

A summary of the effects of liquidation of subsidiaries is as follows:

	2002	2001
	HK$'000	*HK$'000*
Net assets written off:		
Investment securities	529	–
Inventories	48	–
Trade and other receivables	6,269	974
Trade and other payables	(25,041)	–
Bills payable	(738)	–
Taxation payable	(168)	–
Obligations under finance leases	(81)	–
Borrowings	(6,071)	–
	(25,253)	974
Exchange reserve released on liquidation	(1,032)	–
Capital reserve released on liquidation	(1,434)	–
(Gain) loss upon liquidation	(27,719)	974

The effects on the cash flows and results of the Group upon the liquidation of the subsidiaries during the year are insignificant.

36. Major non-cash transactions

During the year, the Group has settled part of the loan advanced from a supplier of HK$71,837,000 by applying the proceeds from disposal of the Group's entire equity interest in its associate.

During the year ended December 31, 2001, the Group purchased property, plant and equipment by means of finance leases. The addition cost of property, plant and equipment amounted to HK$320,000.

37. Related party transactions

In addition to the balances with related parties disclosed under notes 23, 29 and 30 above, during the year, the Group entered into the following transactions with related parties:

	2002	2001
	HK$'000	*HK$'000*
Interest expenses paid to a Director	295	733
Interest expenses paid to a related company	417	–
Interest income received from a related party	74	–
Management and agency fee paid to a related company	3,359	3,531
Sales of goods to a related company	950	–
Maintenance service income received from a related company	454	–

The interest expenses paid to a Director were agreed between the relevant parties. The interest rates ranged from 4.5% to 10% per annum.

The interest expense paid to a related company and the interest income received from a related party were determined by the Directors on the basis of estimated market rate.

The pricing of transactions regarding management and agency fees and goods sold to a related company were determined by the Directors on the basis of estimated market value.

38. Operating lease arrangements

The Group as lessor

Property rental income earned, net of outgoings of HK$4,472,000 (2001: HK$3,722,000) during the year was HK$7,143,000 (2001: HK$8,112,000). The property held has committed tenants for the next two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments which fall due:

	2002	2001
	HK$'000	*HK$'000*
Within one year	10,316	8,765
In the second to fifth year inclusive	3,733	4,189
	14,049	12,954

The Group as lessee

	2002 *HK$'000*	2001 *HK$'000*
Minimum lease payments under operating leases recognised in the profit and loss account for the year	9,396	16,986

At the balance sheet date, the Group had commitments under non-cancellable operating leases, which fall due as follows:

	2002 *HK$'000*	2001 *HK$'000*
Within one year	6,422	6,641
In the second to fifth year inclusive	2,160	2,914
	8,582	9,555

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of one year.

At the balance sheet date, the Company had no commitments under non-cancellable operating leases (2001: Nil).

39. Contingent liabilities

At the balance sheet date, the Group and the Company had the following outstanding contingent liabilities which are not provided for in the financial statements in respect of:

	The Group		The Company	
	2002 *HK$'000*	2001 *HK$'000*	2002 *HK$'000*	2001 *HK$'000*
Guarantees given for banking and other facilities made available to subsidiaries	–	–	158,822	222,423
Other guarantees	–	2,141	3,120	5,097
	–	2,141	161,942	227,520

40. Pledge of assets

At the balance sheet date, certain of the Group's land and buildings, investment properties and properties held for sale with an aggregate net book value of HK$349,952,000 (2001: HK$355,227,000) and all assets of a subsidiary of HK$12,617,000 (2001: HK$9,096,000) have been pledged to secure facilities granted by banks and a supplier to the Group.

41. Share option schemes

1991 Scheme

The Company's share option scheme was adopted on June 22, 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on June 21, 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or
2. suppliers or customers; or
3. any person or entity that provides research, development or other technological support; or
4. shareholders; or
5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

Capital Reorganisation approved on March 15, 2002

Pursuant to resolutions passed on the SGM held on March 15, 2002, a capital reorganisation ("Reorganisation I"), which involves capital reductions, share subdivision and share consolidation, the rights issue with bonus issue on the basis of three bonus shares for every rights share taken up payable in full on acceptance, was approved.

Details of the Reorganisation I and the rights issue with bonus issue are set out in the Company's circular and prospectus dated February 20, 2002 and March 15, 2002 respectively.

Capital Reorganisation approved on September 18, 2002

Pursuant to resolutions passed on the SGM held on September 18, 2002, another capital reorganisation ("Reorganisation II"), which involves the reduction of the share premium account, the cancellation of the accumulated losses, the share consolidation and the bonus issue to shareholders on the basis of ten bonus shares for every one consolidated share, was approved.

Details of the Reorganisation II and bonus issue are set out in the Company's circular dated August 23, 2002.

At December 31, 2002, the number of shares in respect of which options had been granted and remained outstanding under the 1991 Scheme, 2001 Scheme and 2002 Scheme were 47,984,001, 61,331,127 and 46,795,981 (2001: 101,770,400, 111,700,000 and nil respectively), representing 6.2%, 7.9% and 6.0% (2001: 7.2%, 7.9% and nil respectively) of the issued share capital of the Company at that date respectively.

The following table discloses details of the Company's share options held by employees (including Directors) and movements in such holdings during the year:

Scheme type	Date of grant	Outstanding at January 1, 2002		Granted on June 4, 2002	Lapsed during the period	Outstanding at June 30, 2002		Granted on September 24, 2002	Re-allocation during the period	Lapsed during the period	Out-standing at the December 31, 2002	Exercisable period	Exercise price		
		Before Adjustment	After Adjustment*			Before Adjustment	After Adjustment@						Before Adjustment HK$	After Adjustment# HK$	After Adjustment@ HK$
1991	May 13, 1996	11,318,400	5,659,200	-	5,659,200	-	-	-	-	-	-	June 13, 1996 - June 30, 2002	0.9460	3.0963	-
1991	July 28, 1997	30,000,000	15,000,000	-	500,000	14,500,000	15,951,594	-	-	-	15,951,594	August 28, 1997 - September 10, 2003	0.5330	1.7445	1.5858
1991	January 19, 1998	8,314,000	4,157,000	-	223,000	3,934,000	4,327,817	-	-	22,002	4,305,815	February 19, 1998 - March 12, 2004	0.2200	0.7201	0.6546
1991	June 10, 1998	1,000,000	500,000	-	-	500,000	550,055	-	-	-	550,055	July 24, 1998 - July 23, 2004	0.1053	0.3446	0.3132
1991	December 21, 1999	15,348,000	7,674,000	-	252,500	7,421,500	8,164,437	-	-	14,300	8,150,137	February 1, 2000 - March 21, 2006	0.1400	0.4582	0.4165
1991	February 11, 2000	8,330,000	4,165,000	-	500,000	3,665,000	4,031,901	-	-	-	4,031,901	March 18, 2000 - March 21, 2006	0.3264	1.0683	0.9711
1991	September 8, 2000	3,000,000	1,500,000	-	-	1,500,000	1,650,165	-	-	-	1,650,165	November 5, 2000 - November 4, 2006	0.1413	0.4625	0.4204
1991	January 18, 2001	460,000	230,000	-	100,000	130,000	143,014	-	-	-	143,014	March 6, 2001 - March 14, 2007	0.1000	0.3273	0.2975
1991	May 28, 2001	24,000,000	12,000,000	-	-	12,000,000	13,201,320	-	-	-	13,201,320	June 29, 2001 - June 29, 2007	0.1000	0.3273	0.2975
2001	August 10, 2001	106,000,000	53,000,000	-	-	53,000,000	58,305,830	-	-	-	58,305,830	September 14, 2001 - September 18, 2007	0.1000	0.3273	0.2975
2001	August 29, 2001	4,700,000	2,350,000	-	100,000	2,250,000	2,475,242	-	-	-	2,475,242	September 30, 2001 - September 30, 2007	0.1000	0.3273	0.2975
2001	November 23, 2001	1,000,000	500,000	-	-	500,000	550,055	-	-	-	550,055	December 23, 2001 - December 22, 2007	0.1000	0.3273	0.2975
2002	June 4, 2002	-	-	27,150,000	-	27,150,000	29,867,981	-	-	-	29,867,981	June 4, 2002 - June 3, 2008	-	0.1584	0.1440
2002	September 24, 2002	-	-	-	-	-	-	16,928,000	-	-	16,928,000	September 24, 2002 - September 23, 2008	-	-	0.1000
Grand Total:		213,470,400	106,735,200	27,150,000	7,334,700	126,550,500	139,219,411	16,928,000	-	36,302	156,111,109				

\# The number of Share Options granted under 1991 and 2001 Schemes and their respective subscription prices have been adjusted for the Capital Reorganisation and the Rights Issue with the Bonus Share Issue taken place in March and April 2002 respectively.

@ The number of Share Options granted under 1991, 2001 and 2002 Schemes and their respective subscription prices have been adjusted for the Capital Reorganisation and the Bonus Share Issue taken place in September 2002.

Scheme type	Date of grant	Outstanding at January 1, 2001	Granted during the year	Lapsed during the year	Outstanding at December 31, 2001	Exercisable period	Exercise price
							HK$
1991	May 13, 1996	11,556,000	–	237,600	11,318,400	June 13, 1996 – June 30, 2002	0.9460
1991	July 28, 1997	30,000,000	–	–	30,000,000	August 28, 1997 – September 10, 2003	0.5330
1991	January 19, 1998	8,518,000	–	204,000	8,314,000	February 19, 1998 – March 12, 2004	0.2200
1991	June 10, 1998	1,000,000	–	–	1,000,000	July 24, 1998 – July 23, 2004	0.1053
1991	December 21, 1999	15,408,000	–	60,000	15,348,000	February 1, 2000 – March 21, 2006	0.1400
1991	February 11, 2000	9,490,000	–	1,160,000	8,330,000	March 18, 2000 – March 21, 2006	0.3264
1991	September 8, 2000	3,000,000	–	–	3,000,000	November 5, 2000 – November 4, 2006	0.1413
1991	January 18, 2001	–	24,160,000	23,700,000	460,000	March 6, 2001 – March 14, 2007	0.1000
1991	May 28, 2001	–	24,000,000	–	24,000,000	June 29, 2001 – June 29, 2007	0.1000
2001	August 10, 2001	–	106,000,000	–	106,000,000	September 14, 2001 – September 18, 2007	0.1000
2001	August 29, 2001	–	4,700,000	–	4,700,000	September 30, 2001 – September 30, 2007	0.1000
2001	November 23, 2001	–	1,000,000	–	1,000,000	December 23, 2001 – December 22, 2007	0.1000
Grand Total:		78,972,000	159,860,000	25,361,600	213,470,400		

Details of the share options held by the Directors included in the above table are as follows:

Scheme type	Date of grant	Outstanding at January 1, 2002 Before Adjustment	Outstanding at January 1, 2002 After Adjustment#	Granted on June 4, 2002	Lapsed during the period	Outstanding at June 30, 2002 Before Adjustment	Outstanding at June 30, 2002 After Adjustment@	Granted on September 24, 2002	Re-allocation during the period	Lapsed during the period	Outstanding at December 31, 2002	Exercisable period	Exercise price Before Adjustment HK$	Exercise price After Adjustment# HK$	Exercise price After Adjustment@ HK$
1991	May 13, 1996	6,120,000	3,060,000	-	3,060,000	-	-	-	-	-	-	June 13, 1996 - June 16, 2002	0.9460	3.0963	-
1991	July 28, 1997	27,000,000*	13,500,000*	-	-	13,500,000*	14,851,484*	-	-	-	14,851,484*	August 28, 1997 - August 30, 2003	0.5330	1.7445	1.5858
1991	January 19, 1998	6,100,000*	3,050,000*	-	-	3,050,000*	3,355,335*	-	-	-	3,355,335*	February 19, 1998 - February 21, 2004	0.2200	0.7201	0.6546
1991	June 10, 1998	1,000,000	500,000	-	-	500,000	550,055	-	-	-	550,055	July 24, 1998 - July 23, 2004	0.1053	0.3446	0.3132
1991	December 21, 1999	13,500,000*	6,750,000*	-	-	6,750,000*	7,425,741*	-	-	-	7,425,741*	February 6, 2000 - February 10, 2006	0.1400	0.4582	0.4165
1991	February 11, 2000	7,000,000	3,500,000	-	-	3,500,000	3,850,384	-	-	-	3,850,384	March 18, 2000 - March 21, 2006	0.3264	1.0683	0.9711
1991	January 18, 2001	260,000	130,000	-	-	130,000	143,014	-	-	-	143,014	March 6, 2001 - March 5, 2007	0.1000	0.3273	0.2975
1991	May 28, 2001	24,000,000	12,000,000	-	-	12,000,000	13,201,320	-	(11,001,100)**	-	2,200,220	June 29, 2001 - June 29, 2007	0.1000	0.3273	0.2975
2001	August 10, 2001	106,000,000	53,000,000	-	-	53,000,000	58,305,830	-	(19,251,925)**	-	39,053,905	September 14, 2001 - September 18, 2007	0.1000	0.3273	0.2975
2001	August 29, 2001	1,000,000*	500,000*	-	-	500,000*	550,054*	-	-	-	550,054*	September 30, 2001 - September 29, 2007	0.1000	0.3273	0.2975
2002	June 4, 2002	-	-	4,400,000	-	4,400,000	4,840,484	-	-	-	4,840,484	June 4, 2002 - June 3, 2008	-	0.1584	0.1440
2002	September 24, 2002	-	-	-	-	-	-	16,928,000	(7,748,000)**	-	9,180,000	September 24, 2002 - September 23, 2008	-	-	0.1000
Grand Total:		191,980,000	95,990,000	4,400,000	3,060,000	97,330,000	107,073,701	16,928,000	(38,001,025)	-	86,000,676				

* Share Options granted to Mr. Richard Man Fai LEE's spouse were included.

** Mr. Barry John BUTTIFANT was an executive Director of the Company and resigned on November 7, 2002.

The share options granted to him before his resignation were therefore reallocated to Share Options granted to "Continuous Contract Employees".

The number of Share Options granted under 1991 and 2001 Schemes and their respective subscription prices have been adjusted for the Capital Reorganisation and the Rights Issue with the Bonus Share Issue taken place in March and April 2002 respectively.

@ The number of Share Options granted under 1991, 2001 and 2002 Schemes and their respective subscription prices have been adjusted for the Capital Reorganisation and the Bonus Share Issue taken place in September 2002.

Scheme type	Date of grant	Outstanding at January 1, 2001	Granted during the year	Lapsed during the year	Outstanding at December 31, 2001	Exercisable period	Exercise price HK$
1991	May 13, 1996	6,120,000	-	-	6,120,000	June 13, 1996 – June 16, 2002	0.9460
1991	July 28, 1997	27,000,000*	-	-	27,000,000*	August 28, 1997 – August 30, 2003	0.5330
1991	January 19, 1998	6,100,000*	-	-	6,100,000*	February 19, 1998 – February 21, 2004	0.2200
1991	June 10, 1998	1,000,000	-	-	1,000,000	July 24, 1998 – July 23, 2004	0.1053
1991	December 21, 1999	13,500,000*	-	-	13,500,000*	February 6, 2000 – February 10, 2006	0.1400
1991	February 11, 2000	7,000,000	-	-	7,000,000	March 18, 2000 – March 21, 2006	0.3264
1991	January 18, 2001	-	23,960,000*	23,700,000*	260,000	March 6, 2001 – March 5, 2007	0.1000
1991	May 28, 2001	-	24,000,000	-	24,000,000	June 29, 2001 – June 29, 2007	0.1000
2001	August 10, 2001	-	106,000,000	-	106,000,000	September 14, 2001 – September 18, 2007	0.1000
2001	August 29, 2001	-	1,000,000*	-	1,000,000*	September 30, 2001 – September 29, 2007	0.1000
Grand Total:		60,720,000	154,960,000	23,700,000	191,980,000		

* Share Options granted to Mr. Richard Man Fai LEE's spouse were included.

Total consideration received during the year from employees (including Directors) for taking up the options granted is amounted to HK$37 (2001: HK$30).

No charge is recognised in the income statement in respect of the value of options granted in the year (2001: Nil).

42. Principal subsidiaries

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Direct subsidiary				
Wo Kee Hong (B.V.I.) Limited	British Virgin Islands	100.0	30,000 shares of US$0.01 each	Investment holding
Indirect subsidiaries				
Auto Italia Limited	Hong Kong	86.0	10,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services
Bodyworld International (B.V.I.) Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Trading brand holding
Cliven Pte Ltd	Singapore	100.0	10 ordinary shares of S$1 each	Investment holding
Corich Enterprises Inc.	British Virgin Islands	100.0	100 shares of US$1 each	Investment holding
East Wood Offshore Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Eight Wonders Company Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Elbright Limited	Hong Kong	100.0	2 shares of HK$1 each	Property leasing agent
Ever Rising Investments Limited	Hong Kong	100.0	2 shares of HK$1 each	Property investment
Excellent Top Ltd.	British Virgin Islands/PRC	100.0	180,000 shares of US$1 each	Trading brand holding

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries				
Flying Colours Company Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Full Moon Overseas Limited	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Haverest Moon Holdings Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Italian Motors (Sales & Service) Limited	Hong Kong	86.0	60,000 shares of HK$10 each	Trading of cars and related accessories and provision of car repairing services
Jacobean Co. Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Locomotion Enterprises Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Macau Wo Kee Hong Import & Export Limited	Macau	100.0	MOP10,000	Trading of audio-visual equipment, air-conditioning and refrigeration products and providing repairs and maintenance services for air-conditioning equipment and electronic appliances
Maiden Pink Limited	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Martview Limited	Hong Kong	100.0	2 shares of HK$1 each	Property holding
Mega Warehouse Company Limited	Hong Kong	100.0	2 shares of HK$1 each	Trading brand holding

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries				
Mega Warehouse (Hong Kong) Limited	Hong Kong	100.0	1,000,000 shares of HK$1 each	Warehouse stores operation
Metro Global Limited	Hong Kong	100.0	2 non voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Investment holding
Midtown Company Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Most Advance International Ltd.	British Virgin Islands	100.0	1 share of US$1 each	Investment holding
New Castle Development Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Number One Enterprises Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Rising Sun Development Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Riverlily Enterprises Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Rogers International Limited	Bahamas	100.0	2 shares of US$1 each	Trading brand holding
Shinwa Engineering Company, Limited	Hong Kong	100.0	5,000,000 non-voting deferred shares of HK$1 each and 2 ordinary shares of HK$1 each	Investment holding

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries				
Sincere Overseas Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Skyline Trading Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Stoneycroft Estates Limited	Hong Kong	100.0	20,000,000 non-voting deferred shares of HK$1 each and 1,000 ordinary shares of HK$1 each	Property investment
Technorient Limited	Hong Kong	86.0	261,687 shares of HK$100 each	Investment holding
Waterfront Company Ltd.	British Virgin Islands/PRC	100.0	1 share of US$1 each	Property investment
Wo Kee Hong Distribution Pte Ltd	Singapore	100.0	4,500,000 ordinary shares of S$1 each	Distribution of home audio and car audio equipment and accessories
Wo Kee Hong Electronics Sdn. Bhd.	Malaysia	100.0	1,000,000 ordinary shares of M$1 each	Distribution of audio-visual equipment
Wo Kee Hong Finance Limited	Hong Kong	100.0	2 shares of HK$1 each	Finance and money lending

Name of subsidiary	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Indirect subsidiaries				
Wo Kee Hong Limited	Hong Kong	100.0	10,000 non-voting deferred shares of HK$1,000 each and 2 ordinary shares of HK$1,000 each	Investment holding and distribution of audio-visual equipment, car audio and electronic products, air-conditioning and refrigeration products, electrical appliances and electronic components
Wo Kee Hong Professional Air Conditioning Pte Ltd	Singapore	93.5	5,000,000 shares of S$1 each	Distribution of air-conditioning products
Wo Kee Hong Trading Sdn. Bhd. (Formerly known as Wo Kee Hong Professional Air Conditioning Sdn. Bhd.)	Malaysia	100.0	4,200,000 ordinary shares of M$1 each	Distribution and installation of air-conditioning products
Wo Kee Joyful Limited	Hong Kong	100.0	2,000,000 shares of HK$1 each	Company secretarial service
Wo Kee Services Limited	Hong Kong	100.0	2 non-voting deferred shares of HK$100 each and 19,998 ordinary shares of HK$100 each	Provision of warehousing, delivery, repairs and maintenance services
東莞市先和亞太電器有限公司	PRC	100.0	RMB1,000,000	Distribution of air-conditioning, electrical and electronic products

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affect the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

43. Principal associate

The following is the principal associate as at 31 December 2002:

Name of company	Place of incorporation/ operation	Percentage of equity interest attributable to the Group	Issued and fully paid share capital or registered capital	Principal activities
Jin Ling Electrical Company Limited	PRC	50.0	RMB263,500,000	Manufacturing and trading of washing machines

The above table lists the associate of the Group which, in the opinion of the Directors, principally affects the results or assets of the Group. To give details of other associates would, in the opinion of the Directors, result in particulars of excessive length.

3. STATEMENT OF UNAUDITED ADJUSTED PRO FORMA CONSOLIDATED NET TANGIBLE ASSET VALUE OF THE GROUP

The following is a statement of the unaudited adjusted pro forma consolidated net tangible asset value of the Group after taking into account of the Rights Issue. It is based on the audited net tangible asset value of the Group as at 31 December 2002:

	HK$' 000
Audited consolidated net tangible assets of the Group as at 31 December 2002	345,368
Add: Estimated net proceeds from the Rights Issue	32,000
Pro forma consolidated net tangible assets immediately after the Rights Issue and the Bonus Shares Issue	377,368
Audited consolidated net tangible asset value per Share immediately prior to the completion of the Rights Issue and the Bonus Shares Issue based on 852,367,051 Shares in issue	HK$0.405
Pro forma consolidated net tangible asset value per Share immediately following the completion of the Rights Issue and the Bonus Shares Issue based on 2,216,154,331 Shares in issue upon completion	HK$0.170

4. INDEBTEDNESS

At the close of business on 30 June 2003, being the latest practicable date for ascertaining the information contained herein prior to the printing of this prospectus, the Group had outstanding bank borrowings of approximately HK$101 million (of which HK$90 million was secured by fixed charges on certain of the Group's assets, including properties, bank deposits and stocks, and a fixed and floating charge on all assets of a subsidiary). In addition, the Group had outstanding at that date unsecured loans from a director of approximately HK$18.7 million, unsecured loan from related company of approximately HK$4.5 million, secured loan from a supplier of approximately HK$130.6 million and unsecured loans from minority shareholders of HK$1.5 million.

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, the Group did not have outstanding at the close of business on 30 June 2003 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, hire purchases commitments, guarantees or other material contingent liabilities.

5. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the existing banking facilities, internal resources and the expected net proceeds of the Rights Issue of approximately HK$32.0 million, the Group will have sufficient working capital to meet its present requirements in the absence of unforeseen circumstances.

1. RESPONSIBILITY STATEMENT

This prospectus includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this prospectus, the omission of which would make any statement herein misleading.

2. SHARE CAPITAL

The authorised and issued share capital of the Company following completion of the Rights Issue with the Bonus Shares will be as follows:

Authorised:		*HK$*
3,500,000,000	Shares as at the Latest Practicable Date	350,000,000.00
Shares issued and to be issued as fully-paid or credited:		
852,367,051	Shares in issue as at the Latest Practicable Date	85,236,705.10
340,946,820	Shares to be issued under the Rights Issue *(Note)*	34,094,682.00
1,022,840,460	Shares to be issued under the Bonus Shares Issue *(Note)*	102,284,046.00
2,216,154,331	Shares in issue immediately following the completion of the Rights Issue with the Bonus Shares	221,615,433.10

Note: As at the Latest Practicable Date, there are outstanding Share Options to subscribe for an aggregate of 171,676,201 Shares. Amongst the Share Options holders, Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Ms. Siew Yit HOH, Mr. Jeff Man Bun LEE, Ms. Kam Har YUE, Mr. Sammy Chi Chung SUEN, Mr. Raymond Cho Min LEE and Mr. Boon Seng TAN, all of whom are Directors, or their associates, in aggregate, are entitled to subscribe for 94,600,731 Shares, have given Irrevocable Undertakings to the Company and the Underwriters not to exercise the subscription rights attaching to their respective Share Options on or before the Acceptance Date.

If the remaining outstanding Share Options are exercised in full on or before the Record Date, a further 30,830,188 Rights Shares and a further 92,490,564 Bonus Shares will be issued under the Rights Issue and the Bonus Shares Issue.

3. PARTICULARS OF DIRECTORS

Executive Directors

Name	Address
Wing Sum LEE *(Honorary Chairman)*	Flat A1, 17th Floor Villa Monte Rosa 41A Stubbs Road Hong Kong
Richard Man Fai LEE *(Executive Chairman, Chief Executive Officer)*	2nd Floor, 1C Shiu Fai Terrace Stubbs Road Hong Kong
Sammy Chi Chung SUEN	Flat C-5, 8 Seymour Road Hong Kong
Jeff Man Bun LEE	Flat A1, 17th Floor Villa Monte Rosa 41A Stubbs Road Hong Kong

Non-executive Director

Name	Address
Kam Har YUE	Flat A1, 17th Floor Villa Monte Rosa 41A Stubbs Road Hong Kong

Independent Non-Executive Directors

Name	**Address**
Boon Seng TAN	25B, Po Garden 9 Brewin Path Hong Kong
Raymond Cho Min LEE	House F, 102 Repulse Bay Road Repulse Bay Hong Kong

The qualifications and experience of the Directors are set out below:

Executive Directors

Wing Sum LEE, aged 76, is the founder and the honorary chairman of the Company. He has 58 years' experience in the distribution of consumer products. He has been involved in the marketing and strategic planning of the Group since its inception. He is a director of the Radio Association of Hong Kong, and an honorary chairman of the Hong Kong and Kowloon Electrical Appliances Merchants Association Limited.

Richard Man Fai LEE, BSB, MBA, aged 46, the executive chairman and chief executive officer of the Company, is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE. He has 23 years' experience in marketing consumer products. He has a bachelor's degree and a master's degree in business administration from the University of Minnesota. He was also elected and had served for two consecutive terms as the chairman of the Radio Association of Hong Kong, the trade association of audio visual business in Hong Kong. He has been with the Group for 19 years.

Sammy Chi Chung SUEN, MBA, aged 56, is a director of Appliances Business Group of Wo Kee Hong Limited and director of Technorient Limited. He has 31 years' experience in general management, sales and marketing of cars, electrical appliances and air-conditioning products. He has been with the Group for about 7 years.

Jeff Man Bun LEE, BSc, MSc, University of Michigan, MSc, Standford University, aged 44, is a Director of the Company and was appointed in January 2002. He is the son of Mr. Wing Sum LEE and Ms. Kam Har YUE and the younger brother of Mr. Richard Man Fai LEE. He is responsible for the strategic planning and the development of new projects of the Group. Prior to joining the Group, he was a system software specialist of Research and Development Department of the Apple Computer International Limited for 5 years. He had been actively involved in the Group's business from 1991 to 1997 prior to his current appointment.

Non-executive Director

Kam Har YUE, aged 70, is the wife of Mr. Wing Sum LEE and was involved in the policy making of the Group from 1962 to December 1989. She has been a non-executive Director of the Company since then. She has over 28 years' experience in trading and distribution of consumer products.

Independent non-executive Directors

Boon Seng TAN, M.A., Cambridge University, aged 47, Mr. TAN has been an independent non-executive Director of the Company since April 1999 and he is the chairman and managing director of Lee Hing Development Limited. He is also the executive director of IGB Corporation Berhad, a listed company in Malaysia and is a director of South China Holdings Limited, South China Brokerage Company Limited, South China Industries Limited and Star Cruises Limited, all listed on The Stock Exchange of Hong Kong Limited. He also holds directorships in many other companies.

Raymond Cho Min LEE, Ed.M, Harvard University, aged 47, is the chairman and managing director of HY & HT Lee Bros. & Co., Ltd. He is also the chairman of the U.S.-based East West Enterprises Co. Ltd. and the Oasis Development Enterprises Group of real estate development and investment companies. In addition, he is the founder and director of the East West Institute of International Studies at Gordon College (USA) and over the years has served on the boards of various community and charitable organisations.

Senior Management

Herbert ADAMCZYK, aged 62, is the managing director of Technorient Limited. He has 38 years' experience in the automotive trade in Hong Kong. He has a motor engineering background and has been with the Technorient Group, which is a subsidiary of our Group, for 20 years.

Barry John BUTTIFANT, aged 58, the adviser to the Board of Directors of the Company. He has over 30 years' experience in corporate and financial management. Has lived in Hong Kong for over 24 years and prior to joining the Company, he was the managing director of IDT International Limited for over 8 years and earlier worked for Sime Darby Hong Kong Limited and Polly Peck Group for more than 11 years in the capacity of finance director and managing director during the period. He is also an independent non-executive director of Giordano International Limited, Daiwa Associate Holdings Limited and China Merchants DiChain (Asia) Limited, Mr. Buttifant is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants. He is also a fellow member of the Chartered Management Institute, the Hong Kong Management Association and the Hong Kong Institute of Directors.

Philip Chun Wing CHAN, FCCA, AHKSA, aged 42, is the finance manager of the Group. He has 17 years' financial and accounting experience in both trading and manufacturing sectors. He has been with the Group for about 6 years.

Powell Kwok Chuen CHEUNG, MBA, aged 39, is the general manager of the AV division of Wo Kee Hong Limited and Hong Kong Wo Kee Advertising Company Limited. He is also the general manager of Mega Warehouse (Hong Kong) Limited. He has 14 years' sales and marketing experience in both industrial and consumer products. He has been with the Group for 11 years.

Kwang Liang CHIA, BSBA (Hons), aged 42, is a director of Wo Kee Hong Distribution Pte Ltd; and an assistant general manager of the companies in Singapore. Prior to joining the Group, he worked in KPMG Peat Marwick as an Auditor for 5 years and a multi-national company for 3 years. He is also an officer in the Singapore Arm Forces. He has been with the Group for 9 years.

Siew Yit HOH, aged 37, a director of Wo Kee Hong Community Services Limited, is the wife of Mr. Richard Man Fai LEE. She has 14 years of experience in service industry and 11 years of experience in community public relations. She has been with the Group for 11 years.

Eddie Hung Wai LEUNG, aged 54, is the general sales manager of Car Electronics Sales Division of the Group. He has 30 years' sales experience in electronic products. He has been with the Group for 30 years.

Ruby Wai Ying TANG, BBA, aged 38, is the senior manager of Human Resources and Administration Department of the Group and the senior marketing manager of Wo Kee Hong Limited. She has 15 years' sales and marketing experience in both business-to-business and business-to-consumer environment in Hong Kong and China markets. She has also been actively involved in business development, administration and operations. She graduated from the Hong Kong Baptist University with a bachelor of business administration degree (major in office management) and is also a member of the Hong Kong Institute of Marketing. She has been with the Group for 11 years.

Chi Choi TONG, aged 50, is the sales manager of the Group. He has over 25 years' sales and marketing experience in the audio field and considerable marketing experience in PRC. He has been with the Group for 30 years.

Johnson Ka Chiu WOO, aged 55, is the general sales manager of Appliance Business Group of Wo Kee Hong Limited and a director of Jin Ling Electrical Company Limited. He has worked in a multinational air-conditioning engineering firm for years and has 33 years' experience in the sales management of air-conditioning products in multinational firms. He is now responsible for the development and promotion in the China market. He has been with the Group for 4 years.

Steven Tung Lim YAU, aged 53, is the director and general manager of Appliance Business Group (Commercial Systems) of Wo Kee Hong Limited. He has over 33 years' experience in the marketing of consumer electrical products and commercial air-conditioning products. He holds a diploma in Marketing and International Business and a diploma in China Marketing by the faculty of business administration, the Chinese University of Hong Kong and is also a member of the American Society of Heating, Refrigerating and Air-conditioning Engineers, Inc. He has been with the Group for 33 years.

Tony Yu Cheung YAU, aged 50, is the general sales manager of Appliance Business Group of Wo Kee Hong Limited. He has 25 years' experience in business management, advertising planning, sales and marketing. He has been with the Group for 10 years.

Alex Wai Leung YIP, aged 42, is the director of Italian Motors (Sales & Service) Limited. He has 17 years' sales and marketing experience in consumer products. He holds an honour diploma of Business Management (major in marketing) from the Hong Kong Baptist University. He has been with the Group for 10 years.

4. CORPORATE INFORMATION AND PARTIES INVOLVED

Registered office	Cedar House 41 Cedar Avenue Hamilton HM12 Bermuda
Principal office in Hong Kong	10th Floor, Block A Wo Kee Hong Building 585-609 Castle Peak Road Kwai Chung, New Territories Hong Kong
Authorised representatives	Mr. Richard Man Fai LEE Mr. Sammy Chi Chung SUEN

Auditors	Deloitte Touche Tohmatsu *Certified Public Accountants* 26th Floor, Wing On Centre 111 Connaught Road Central Hong Kong
Financial adviser to the Company	Kingsway Capital Limited 5th Floor Hutchison House 10 Harcourt Road Central Hong Kong
Underwriters	Kingsway SW Securities Limited 5th Floor Hutchison House 10 Harcourt Road Central Hong Kong
	Modern Orbit Limited P. O. Box 3340 Road Town, Tortola British Virgin Islands
Legal adviser to the Company and the Rights Issue as to Hong Kong Law	Morrison & Foerster 21/F., Entertainment Building 30 Queen's Road Central Hong Kong
Legal adviser to the Company as to Bermuda Law	Appleby Spurling & Kempe 5511, The Center 99 Queen's Road Central Central Hong Kong
Hong Kong branch share registrar	Standard Registrars Limited G/F., BEA Harbour View Centre 56 Gloucester Road Wanchai Hong Kong

Principal bankers

The Bank of East Asia, Limited
10 Des Voeux Road Central
Hong Kong

Citic Ka Wah Bank Limited
232 Des Voeux Road Central
Hong Kong

Bangkok Bank Public Company Limited
28 Des Voeux Road Central
Hong Kong

5. DISCLOSURE OF DIRECTORS' INTERESTS

(a) As at the Latest Practicable Date, the interests and short positions of each Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO) or are required, pursuant to Section 352 of the SFO to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(i) Beneficial interest and short position in Shares as at the Latest Practicable Date:

	Number of Shares				
Name of Director	Personal Interests	Family Interests	Corporate Interests	Others	Total
Richard Man Fai LEE	12,909,380	2,591,820 *(Note 1)*	450,513,734 *(Note 2)*	–	466,014,934
Jeff Man Bun LEE	1,815,000	–	456,074,192 *(Notes 2 & 3)*	–	457,889,192
Kam Har YUE	20,037,370	–	450,513,734 *(Note 2)*	–	470,551,104
Sammy Chi Chung SUEN	181,500	–	–	–	181,500

Notes:

1. The 2,591,820 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 450,513,734 Shares are held by Modern Orbit, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 456,074,192 Shares, 5,560,458 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

(ii) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Name of Director	Date of option granted	Number of Shares in the options	Exercise period	Subscription price per Share *HK$*
Wing Sum LEE	28 July 1997	7,563,255	31 August 1997–30 August 2003	1.4416
	19 January 1998	1,815,181	22 February 1998–21 February 2004	0.5951
	21 December 1999	3,932,892	11 February 2000–10 February 2006	0.3786
	11 February 2000	1,815,181	21 March 2000–20 March 2006	0.8828
	10 August 2001	21,177,117	16 September 2001–15 September 2007	0.2705
	24 September 2002	246,400	24 September 2002–23 September 2008	0.1000#

Name of Director	Date of option granted	Number of Shares in the options	Exercise period	Subscription price per Share *HK$*
Richard Man Fai LEE	28 July 1997	8,168,315*	28 August 1997– 27 August 2003	1.4416
	19 January 1998	1,875,686*	19 February 1998– 18 February 2004	0.5951
	10 June 1998	605,060	24 July 1998– 23 July 2004	0.2847
	21 December 1999	4,053,904*	7 February 2000– 6 February 2006	0.3786
	11 February 2000	2,117,711	18 March 2000– 17 March 2006	0.8828
	28 May 2001	2,420,242	29 June 2001– 28 June 2007	0.2705
	10 August 2001	21,177,117	16 September 2001– 15 September 2007	0.2705
	29 August 2001	302,529*	30 September 2001– 29 September 2007	0.2705
	24 September 2002	8,522,800	24 September 2002– 23 September 2008	0.1000#

* Share Options granted to the spouse of Mr. Richard Man Fai LEE were included in the interests of Mr. Richard Man Fai LEE

Name of Director	Date of option *granted*	Number of Shares in *the options*	Exercise *period*	Subscription price per *Share* *HK$*
Jeff Man Bun LEE	4 June 2002	1,210,121	4 June 2002–3 June 2008	0.1309
	24 September 2002	550,000	24 September 2002–23 September 2008	0.1000#
Sammy Chi Chung SUEN	28 July 1997	605,060	31 August 1997–30 August 2003	1.4416
	21 December 1999	181,517	6 February 2000–5 February 2006	0.3786
	11 February 2000	302,529	22 March 2000–21 March 2006	0.8828
	18 January 2001	157,315	6 March 2001–5 March 2007	0.2705
	10 August 2001	605,060	19 September 2001–18 September 2007	0.2705
	4 June 2002	2,420,242	4 June 2002–3 June 2008	0.1309
	24 September 2002	770,000	24 September 2002–23 September 2008	0.1000#
Kam Har YUE	29 August 2001	302,539	30 September 2001–29 September 2007	0.2705
Raymond Cho Min LEE	4 June 2002	847,084	4 June 2002–3 June 2008	0.1309
	24 September 2002	4,400	24 September 2002–23 September 2008	0.1000#
Boon Seng TAN	4 June 2002	847,084	4 June 2002–3 June 2008	0.1309
	24 September 2002	4,400	24 September 2002–23 September 2008	0.1000#

The exercise price of these Share Options have been adjusted to HK$0.10, being the nominal value of a Share as it is not legally permissible to issue new Shares at below the nominal value of HK$0.10.

(iii) Beneficial interest and short position in shares in associated corporations as at the Latest Practicable Date:

Name of Director	Name of associated corporation	Number of shares or equity interests held or interested in	Class and/or description of shares/interests
Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	non-voting deferred shares
	Wo Kee Hong Limited	8,500	non-voting deferred shares
	Wo Kee Services Limited	1	non-voting deferred shares
Kam Har YUE	Wo Kee Hong Limited	400	non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	non-voting deferred shares
	Stoneycroft Estates Limited	340,000	non-voting deferred shares
	Forward International Corporation, Limited	34,335	non-voting deferred shares

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest or held any short position in the shares, underlying shares or debentures of the Company or any of its associated corporation(s) (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or which are required, pursuant to Section 352 of the SFO, to be entered into the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

None of the Directors has any direct or indirect interest in any assets which had been acquired or disposed of by or leased to, or which are proposed to be acquired, disposed of by or leased to any member of the Group since 31 December 2002 (being the date to which the latest published audited accounts of the Company were made up).

There is no contract or arrangement subsisting at the date of this prospectus in which any of the Directors is materially interested and which is significant in relation to the business of the Group taken as a whole.

6. PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER DIVISIONS 2 AND 3 OF PART XV OF THE SFO AND SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at the Latest Practicable Date, so far as is known to the Directors (i) no other person had, or was deemed or taken to have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO; and (ii) no other person (excluding any member of the Group) was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or has any option in respect of such capital:

Company Name	Number of Shares	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit	450,513,734	52.86%

Note: The 450,513,734 Shares are held by Modern Orbit, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

7. MATERIAL CONTRACTS

In the two years immediately preceding the date of this prospectus, the following contracts, not being contracts entered into in the ordinary course of business, were entered into by the Company or its subsidiaries and are or may be material:

(a) an agreement dated 21 September 2001 entered into between ebuystore (B.V.I.) Limited ("ebuystore BVI") as purchaser and Racer Profits Limited ("Racer Profits") as vendor for the acquisition of 45% interest in Mega Warehouse (B.V.I.) Limited ("Mega") for a consideration of HK$351;

(b) a deed of assignment dated 21 September 2001 entered into between Racer Profits and ebuystore BVI in respect of the assignment of a shareholder's loan due and owing from Mega to Racer Profits in the sum of HK$4,045,739 for a consideration of HK$1.00;

(c) an agreement dated 21 September 2001 entered into between ebuystore BVI as purchaser and Rich Destiny Holdings Limited as vendor for the acquisition of 25% interest in ebuystore.com Limited for a consideration of HK$195;

(d) a deed of assignment dated 21 September 2001 entered into between Mr. Richard Man Fai LEE and ebuystore BVI in respect of the assignment of a director's loan due and owing from ebuystore.com (H.K.) Limited to Mr. Richard Man Fai LEE in the sum of HK$777,650 for a consideration of HK$1.00;

(e) an agreement dated 9 November 2001 entered into between the Company and Mitsubishi Heavy Industries ("MHI") relating to the settlement of the entire amount due from the Group to MHI;

(f) a deed of assignment dated 18 December 2001 entered into between Wo Kee Hong (Singapore) Pte Ltd., a wholly owned subsidiary of the Company as assignor and Eroklsir Auto Services Pte Ltd. as assignee, relating to the assignment of a property located at the Republic of Singapore for a consideration of S$7 million;

(g) an agreement dated 31 December 2001 entered into between Wo Kee Hong (B.V.I.) Limited as vendor and Mr. Wing Sum LEE as purchaser for the sale of the entire issued share capital of Golden City Equities Limited for a consideration of HK$1,300,000;

(h) an underwriting agreement dated 30 January 2002 entered into amongst the Company, Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Ms. Kam Har YUE, Mr. Jeff Man Bun LEE, Fisherman Enterprises Inc. and Unit Cosmo International Limited and Kingsway SW Securities as underwriter in respect of a rights issue with bonus shares issue;

(i) a deed of settlement dated 28 June 2002 entered into amongst MHI, Wo Kee Hong Limited ("WKHL"), Stoneycroft Estates Limited ("Stoneycroft"), Metro Global Limited and Ever Rising Investments Limited ("Ever Rising") in relation to the settlement of a debt in the amount of US$26,247,346.27 (equivalent to approximately HK$204,829,040.82) due from WKHL to MHI in respect of goods provided by MHI to WKHL;

(j) a deed of charge dated 28 June 2002 entered into amongst Stoneycroft as charger, MHI as the chargee and the Company in respect of car parking spaces and Block A on 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;

(k) a deed of charge dated 28 June 2002 entered into amongst Ever Rising as charger, MHI as the chargee and the Company in respect of Block B on 2nd Floor of Wo Kee Hong Building located at No. 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong;

(l) a loan agreement dated 28 June 2002 entered into among MHI as lender, WKHL as borrower and the Company as guarantor in respect of a loan for the principal amount of US$17,039,689.38 (equivalent to approximately HK$133 million);

(m) a land use right transfer agreement dated 17 April 2003 entered into between Dongguan Changxing Refrigeration Equipment Co. Ltd. as transferor, Zhongshan City Tongfeng County Real Estate Development Company Limited as transferee and Mr. Zhu Xin Kwai as guarantor to the transferee in relation to three pieces of land with a total area of 48.33 mu located at Zhongshan City Dong Feng Town for a consideration of RMB5,800,452;

(n) a sale and purchase agreement dated 27 June 2003 entered into between Italian Motors (Sales & Service) Limited ("IMSS") as vendor and Auto Italia Limited ("Auto Italia") as purchaser, both of which are subsidiaries of the Company relating to the sale of the business of IMSS to Auto Italia as part of a group reorganisation exercise; and

(o) the Underwriting Agreement.

8. MATERIAL ADVERSE CHANGE

Save as disclosed in the paragraph headed "Review of operation and prospects" in the letter from the Board in this prospectus, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2002, being the date to which the latest published audited accounts of the Group were made up.

9. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

10. SERVICE CONTRACTS

None of the Directors has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

11. DOCUMENTS DELIVERED TO THE REGISTRARS OF COMPANIES

A copy of this prospectus, together with copies of the PAL and the EAF, has been registered with the Companies Registry in Hong Kong as required by Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and has been filed with the Registrar of Companies in Bermuda pursuant to the Companies Act 1981 of Bermuda.

12. CONSENT OF EXPERT

The following are the qualifications of the expert which has given its opinion or advice which is contained in this prospectus:

Name	***Qualifications***
Deloitte Touche Tohmatsu	Certified Public Accountants

Deloitte Touche Tohmatsu has given and has not withdrawn its written consent to the issue of this prospectus with the inclusion of its report dated 27 March 2003 in respect of the consolidated financial statements of the Company and its subsidiaries for the year ended 31 December 2002 and references to its name in the form and context in which it appears.

Deloitte Touche Tohmatsu do not have any shareholding in the Company or any of its subsidiaries or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member to the Group.

Deloitte Touche Tohmatsu do not have any interest direct or indirect, in any assets which have been, since 31 December 2002 (being the date to which the latest published audited financial statements of the Company were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

13. MISCELLANEOUS

1. The registered office of the Company is at Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda.

2. The principal office of the Company in Hong Kong is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

3. The company secretary of the Company is Ms. Phyllis NG, who is an associate member of The Institute of Chartered Secretaries and Administrators.

4. The branch share registrar of the Company in Hong Kong is Standard Registrars Limited, at G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

5. The expenses in connection with the Rights Issue and Bonus Shares Issue, including the financial advisory fee, underwriting commission, printing, registration, translation, legal and accounting charges, are estimated to amount to approximately HK$2.1 million and will be payable by the Company.

6. The English text of this prospectus shall prevail over the Chinese text in the case of inconsistency.

14. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the principal office of the Company in Hong Kong, at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong during normal business hours on any weekday (public holidays excepted) up to and including 18 September 2003:

(i) the annual reports of the Company for the two financial years ended 31 December 2001 and 2002;

(ii) the interim report of the Company for the six months ended 30 June 2002;

(iii) the memorandum of association and the bye-laws of the Company;

(iv) the material contracts referred to in paragraph 7 of this Appendix;

(v) the circular addressed to the shareholders dated 14 August 2002;

(vi) the letter from Deloitte Touche Tohmatsu dated 1 September 2003 in relation to the adjustments to the exercise prices of the Share Options; and

(vii) the Rights Issue Documents.

此乃要件　請即處理

閣下如對本供股章程或應採取之行動有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下之所有和記行(集團)有限公司股份，應立即將本供股章程交予買主或承讓人，或送交經手買賣或轉讓之持牌證券經紀、銀行或其他代理商，以便轉交買主或承讓人。

買賣本公司證券可經中央結算及交收系統(「中央結算系統」)進行。　閣下應諮詢　閣下之持牌證券商、銀行經理、律師、會計師或其他專業顧問有關上述交收安排之詳情及上述安排可能會對　閣下之權利及權益造成之影響。

供股章程連同暫定配額通知書及額外供股股份申請表格已遵照香港公司條例第32章第342C條之規定送呈香港公司註冊處註冊存案。供股章程連同暫定配額通知書及額外供股股份申請表格已根據百慕達一九八一年公司法之規定送交百慕達公司註冊處存案。香港公司註冊處、百慕達公司註冊處及證券及期貨事務監察委員會對任何此等章程文件之內容概不負責。

香港聯合交易所有限公司(「聯交所」)及香港中央結算有限公司(「香港結算」)對本供股章程、暫定配額通知書及額外供股股份申請表格之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不因本供股章程、暫定配額通知書及額外供股股份申請表格全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

供股
根據記錄日期每持有五股現有股份
供兩股供股股份之比例
按每股供股股份0.10港元之價格
供不少於340,946,820股每股面值0.10港元之供股股份
以及按每股繳足供股股份
配發三股紅股

和記行(集團)有限公司之財務顧問

匯富集團　匯富融資有限公司

謹請注意，倘於接納供股股份最後一日後第三個營業日(預期為二零零三年九月二十二日(星期一))下午五時前任何時間內形成、發生或存在以下事項或以下事項生效：(a)香港或本集團成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規，或現有法例或法規(或其詮釋或應用)之變動；或(b)本地、全國或國際財務、政治、軍事、工業、經濟、貨幣(不論是否與前述任何事項屬同類)或市況變動或任何事件或連串事件導致或可能導致上述變動；或(c)本地、全國或國際證券市況出現任何變動(包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制)；且(1)對本公司或本集團或供股已經或將會造成重大不利影響；或(2)對或將會對供股之成效或接納供股股份之程度具有重大不利影響；或(3)使本公司進行供股屬不智或不宜，則滙富証券(其本身及代表其他包銷商)可向本公司發出書面通知終止包銷協議所載之彼等責任。因此，倘包銷商行使彼等之權利終止包銷協議，則供股不會進行。換言之，任何人士如於供股股份可在聯交所買賣期間(預計由二零零三年九月三日(星期三)至二零零三年九月十一日(星期四))買賣未繳股款供股股份，須承擔供股不會進行之風險。

任何股東或其他人士擬於供股條件尚未達成期間或於包銷商有權因不可抗力事件或其他原因而終止彼等之責任之期間買賣股份及／或未繳股款供股股份，如對其情況有任何疑問，應諮詢其專業顧問。

待供股股份(以未繳股款及繳足股款形式)及紅股獲聯交所批准上市及買賣以及符合香港結算股份接納規定後，未繳股款及繳足股款之供股股份及紅股將獲香港結算接納為合資格證券，自未繳股款及繳足股款之供股股份及紅股於聯交所開始買賣之日或香港結算決定之其他日期起，在香港結算所成立及經營之中央結算系統內寄存、結算及交收。聯交所參與者間於任何一個交易日所進行之交易，須於其後第二個交易日在中央結算系統內交收。中央結算系統內之一切活動均須遵照中央結算系統當時有效之一般規則及運作程序進行。

供股股份暫定配額通知書將不會寄發予於二零零三年九月一日(即記錄日期)於股東名冊所示之地址為香港以外地區之股東(即不合資格股東)。

供股股份之最後接納及付款期限為二零零三年九月十七日(星期三)下午四時。接納及／或轉讓手續載於本供股章程第14至第15頁。

* *僅供識別*

二零零三年九月一日

目錄

頁次

不可抗力事件

謹請注意，倘於接納供股股份最後一日後第三個營業日（預期為二零零三年九月二十二日（星期一））下午五時前任何時間內形成、發生或存在以下事項或以下事項生效：

(a) 香港或本集團成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規，或現有法例或法規（或其詮釋或應用）之變動；或

(b) 本地、全國或國際財務、政治、軍事、工業、經濟、貨幣（不論是否與前述任何事項屬同類）或市況變動或任何事件或連串事件導致或可能導致上述變動；或

(c) 本地、全國或國際證券市況出現任何變動（包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制）；

且

(1) 對本公司或本集團或供股已經或將會造成重大不利影響；或

(2) 對或將會對供股之成效或接納供股之程度具有重大不利影響；或

(3) 使本公司進行供股屬不智或不宜，

則包銷商可透過滙富証券（其本身及代表其他包銷商）向本公司發出書面通知終止包銷協議所載之彼等責任。

因此，倘包銷商行使彼等之權利終止包銷協議，則供股不會進行。換言之，任何人士如於供股股份可在聯交所買賣期間（預計由二零零三年九月三日（星期三）至二零零三年九月十一日（星期四））買賣未繳股款供股股份），須承擔供股不會進行之風險。

供股連紅股發行之條款概要

以下資料乃摘錄自本供股章程，並應與本供股章程全文一併閱讀。

已發行股份數目*(附註)* 於最後實際可行日期為852,367,051股

供股基準 .... 於記錄日期每持有五股現有股份可獲配兩股供股股份

紅股發行基準 .... 每持有一股繳足股款供股股份可獲發三股紅股

將予發行之供股股份數目*(附註)* 不少於340,946,820供股股份

將予發行之紅股數目*(附註)* 不少於1,022,840,460紅股

供股將籌集之款項 .... 約34,100,000港元(未扣除開支)

超額申購之權利 .... 合資格股東將有權申購不合資格股東任何未出售之配額及任何暫定配發但未獲接納或未繳股款供股股份之承讓人原所認購之供股股份

不合資格股東 .... 原暫定配發予不合資格股東之供股股份，倘可取得溢價(扣除開支後)，將予安排於未繳股款供股股份開始買賣後盡快在市場出售。出售所得款項在扣除開支後為100港元或以上者，將按比例支付予不合資格股東。本公司將保留少於100港元之個別款額

附註： 於最後實際可行日期，尚有合共可認購171,676,201股股份之尚未行使購股權。於各購股權持有人中，李永森先生、李文輝先生、何秀月女士、李文彬先生、余金霞女士、孫志冲先生、李卓民先生及陳文生先生（均為董事或彼等之聯繫人士）有權根據行使其各自之購股權所附之認購權而認購94,600,731股股份，彼等已向本公司及包銷商作出不可撤回承諾，不會於接納日期或之前行使彼等各自附帶於購股權內之認購權。

倘若餘下尚未行使購股權於記錄日期或之前獲悉數行使，將會根據供股連紅股發行額外發行及配發30,830,188股供股股份及92,490,564股紅股。

二零零三年

記錄日期	九月一日(星期一)
寄發供股文件	九月一日(星期一)
恢復辦理過戶登記手續	九月二日(星期二)
買賣未繳股款供股股份首日	九月三日(星期三)
分拆未繳股款供股股份最後限期	九月八日(星期一)下午四時
買賣未繳股款供股股份最後日期	九月十一日(星期四)
接納供股股份及支付股款最後限期	九月十七日(星期三)下午四時
預期供股成為無條件	九月二十二日(星期一)下午五時
公佈供股接納之結果	九月二十三日(星期二)
就有關全部或部份不獲接納之額外供股股份寄發退款支票	九月二十三日(星期二)
預期寄發已繳足股款供股股份及紅股之股票日期	九月二十三日(星期二)或之前
買賣繳足股款供股股份及紅股之首日	九月二十五日(星期四)

於本供股章程內，除文義另有指明外，下列詞語具有以下相應涵義：

「接納日期」	指	二零零三年九月十七日（星期三）或包銷商與本公司書面協定之其他日期，為接納供股股份及支付股款之最後期限
「公佈」	指	本公司於二零零三年七月二十四日就建議供股連紅股發行而作出之公佈
「聯繫人士」	指	根據上市規則所賦予之涵義
「董事會」	指	董事會
「紅股」	指	將以紅利形式向首次登記之繳足股款供股股份持有人按每股繳足股款供股股份獲發三股新股份（入賬列作繳足）基準配發及發行之不少於1,022,840,460股股份
「紅股發行」	指	按每持有一股繳足股款供股股份發行三股紅股比例向首次登記為供股股份之持有人發行紅股
「營業日」	指	聯交所買賣證券之營業日
「中央結算」	指	香港結算設立及操作之中央結算及交收系統
「守則」	指	香港公司收購、合併及股份購回守則
「本公司」	指	和記行（集團）有限公司，於百慕達註冊成立之受豁免有限公司，其股份於聯交所上市
「公司法」	指	百慕達一九八一年公司法（經修訂）

「控股股東」	指	Modern Orbit、李文輝先生、余金霞女士、李文彬先生及Fisherman Enterprises Inc.連同其各自之聯繫人士
「董事」	指	本公司董事，包括執行董事、非執行董事及獨立非執行董事
「額外供股股份申請表格」	指	額外供股股份申請表格
「一般授權」	指	建議於股東特別大會上向董事授出以發行及配發不超過本公司經供股連紅股擴大後之已發行股本20%之一般授權
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「不可撤回承諾」	指	Modern Orbit、Fisherman Enterprises Inc.、李永森先生、余金霞女士、李文輝先生、李文彬先生、孫志冲先生、李卓民先生、陳文生先生及何秀月女士各就本身股份及／或尚未行使購股權而向本公司及包銷商作出之不可撤回承諾
「發行價」	指	每股供股股份0.10港元
「滙富融資」	指	滙富融資有限公司，一間視作持牌機構，並為本公司有關供股之財務顧問以及滙富証券之同系附屬公司
「滙富証券」	指	滙富証券有限公司，一間視作持牌機構，為供股之其中一名包銷商以及滙富融資一間同系附屬公司

「最後交易日」	指	二零零三年七月十八日(星期五),即股份暫停在聯交所買賣以待刊發日期為二零零三年七月二十五日(星期五)之公佈前之最後交易日
「最後實際可行日期」	指	二零零三年八月二十六日(星期二),即本供股章程付印前為確定本供股章程所載若干資料之最後實際可行日期
「持牌機構」	指	屬於證券及期貨條例所界定「持牌機構」之機構
「上市規則」	指	聯交所證券上市規則
「澳門」	指	中國澳門特別行政區
「Modern Orbit」	指	Modern Orbit Limited,於英屬處女群島註冊成立之公司,持有450,513,734股股份,於最後實際可行日期約佔本公司已發行股本總額之52.86%,並為供股包銷商之一
「不合資格股東」	指	合資格股東以外之股東
「暫定配額通知書」	指	有關供股之暫定配額通知書
「中國」	指	中華人民共和國,就本供股章程而言,不包括香港、澳門及台灣
「合資格股東」	指	於記錄日期營業時間結束時名列於本公司股東名冊上及其於名冊上所示之地址乃在香港之股東
「記錄日期」	指	釐定供股配額之參照日期(二零零三年九月一日(星期一))

「供股」	指	建議按供股文件所述條款及條件以每股供股股份作價0.10港元發行供股股份(連同紅股)
「供股文件」	指	供股章程、暫定配額通知書及額外供股股份申請表格
「供股股份」	指	根據供股按將予配發及發行不少於340,946,820股之新股份
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東特別大會」	指	本公司於二零零三年九月一日(星期一)上午九時三十分假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行之股東特別大會，會上已批准有關供股連同紅股發行、紅股發行及授出一般授權之普通決議案
「股份」	指	本公司股本中每股面值0.10港元之股份
「購股權」	指	本公司分別於一九九一年六月二十二日、二零零一年六月二十八日及二零零二年五月三十日採納之購股權計劃
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「包銷商」	指	Modern Orbit及滙富証券(彼等之責任為各別責任而非共同或共同及各別責任)
「包銷協議」	指	本公司與包銷商於二零零三年七月十八日就供股之包銷及若干其他安排訂立之協議
「港元」	指	香港法定貨幣港元
「%」	指	百分比



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司 *

（於百慕達註冊成立之有限公司）

執行董事：
李永森（*榮譽主席*）
李文輝（*執行主席兼行政總裁*）
孫志冲
李文彬

非執行董事：
余金霞

獨立非執行董事：
陳文生
李卓民

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

供股
根據記錄日期每持有五股股份
供兩股供股股份之比例
按每股供股股份0.10港元之價格
供不少於340,946,820股每股面值0.10港元之供股股份
以及按每股繳足供股股份配發三股紅股

緒言

於二零零三年七月二十四日，董事會宣佈，待下文「供股之條件」一節所述供股之條件獲達成後，本公司將以供股形式，以發行價按於記錄日期合資格股東每持有五股現有股份供兩股供股股份之比例以認購價每股供股股份0.10港元供不少於340,946,820股供股股份，籌集約34,100,000港元（未扣除開支），並將就每股繳足供股股份配發三股紅股之比例發行紅股。

* *僅供識別*

於二零零三年九月一日，有關供股連同紅股發行、紅股發行以及授出一般授權之決議案已於股東特別大會通過。

滙富融資已獲委任為本公司之財務顧問而滙富証券已獲委任為供股之其中一名包銷商。滙富融資及滙富証券均為獨立第三方，與本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等任何各自之聯繫人士概無關連。

本供股章程旨在向　閣下提供有關供股連紅股發行之進一步資料，包括買賣及過戶未繳股款之供股股份、接納供股股份暫定配發通知書以及申請額外供股股份之程序以及本集團若干財務資料及其他資料。

供股

發行統計數字

供股基準	:	於記錄日期每持有五股現有股份配發兩股供股股份，及每股繳足供股股份獲發行三股紅股
已發行股份數目	:	於最後實際可行日期為852,367,051股股份
供股股份數目	:	不少於340,946,820股供股股份
供股股份之認購價	:	每股供股股份0.10港元
紅股數目	:	不少於1,022,840,460股

附註： 於最後實際可行日期，尚有合共可認購171,676,201股股份之尚未行使購股權。於各購股權持有人中，李永森先生、李文輝先生、何秀月女士、李文彬先生、余金霞女士、孫志沖先生、李卓民先生及陳文生先生（均為董事或彼等之聯繫人士）有權根據行使其各自之購股權所附之認購權而認購94,600,731股股份，彼等已向本公司及包銷商作出不可撤回承諾，不會於接納日期或之前行使彼等各自附帶於購股權內之認購權。

倘若餘下尚未行使購股權於記錄日期或之前獲悉數行使，將會根據供股連紅股發行額外發行30,830,188股供股股份及92,490,564股紅股。

合資格股東

隨同本供股章程，本公司僅會向合資格股東寄發暫定配額通知書及額外供股股份申請表格。

為符合供股資格，股東必須：

- 於記錄日期已登記為本公司股東；及

- 於記錄日期在本公司股東名冊上記錄之地址乃位於香港。

供股股份之發行價

倘合資格股東接納有關暫定配額供股股份或申請認購額外供股股份，或倘未繳股款供股股份之承讓人申請認購供股股份，將須繳足每股供股股份0.10港元之發行價。

經計及連同繳足股款供股股份發行之紅股後，每股供股股份之實際認購價為0.025港元，較：

(i) 股份於最後交易日聯交所所報之收市價每股0.067港元折讓約62.69%；

(ii) 股份截至最後交易日（包括該日）止最後十個交易日之平均收市價每股0.0654港元折讓約61.77%；

(iii) 股份按於最後交易日之收市價每股0.067港元計算之理論除權價約每股0.041港元折讓約39.02%；

(iv) 根據本公司於二零零二年十二月三十一日經審核綜合資產淨值約345,368,000港元計算之每股資產淨值0.405港元折讓約93.83%；

(v) 股份於最後實際可行日期在聯交所所報之收市價每股0.043港元折讓約41.86%；

(vi) 截至最後實際可行日期（包括該日）前十個營業日每股平均收市價0.036港元折讓約30.56%；及

(vii) 較本供股章程附錄一「本集團未經審核經調整備考綜合有形資產淨值報表」一節所載緊隨股供後之每股未經審核經調整備考綜合有形資產淨值0.170港元折讓約85.29%。

發行價乃由本公司及包銷商按公平磋商原則而釐訂。董事認為供股之條款屬公平合理，且符合本公司及股東之最佳利益。

暫定配發之基準

合資格股東於記錄日期每持有五股現有股份可獲暫定配發兩股供股股份，認購價每股供股股份0.10港元，須於接納時繳足。

就是次供股，本公司建議向首次登記之繳足股款供股股份持有人發行紅股，基準為每認購一股繳足股款供股股份可獲配發三股紅股。供股不適用於不合資格股東。

供股股份及紅股之地位

供股股份於發行及繳足股款以及紅股於發行及入賬列作繳足後，在各方面與屆時已發行股份享有同等地位，而該等繳足股款供股股份及紅股之持有人將有權收取於配發及發行供股股份及紅股日期後所宣派、作出或派付之所有未來股息及分派。

供股股份及紅股之股票

待達成供股之條件後，預期所有繳足股款供股股份及紅股之股票將於二零零三年九月二十三日(星期二)或該日前後寄發予已接納及已申請(倘適合)及支付供股股份之人士，郵誤風險由彼等承擔。

不合資格股東權利

供股文件將不會按香港及百慕達以外任何司法權區之適用證券法註冊或存檔。由於董事認為，在未有符合有關司法權區之註冊或其他特殊手續下，向不合資格股東提出供股建議，將會或可能會不合法或不可行，因此將不會向不合資格股東配發供股股份。本公司僅會向不合資格股東送交本供股章程作參考而已，並將不會向不合資格股東寄發暫定配額通知書或額外供股股份申請表格。於最後實際可行日期，不合資格股東於合共21,987股股份中擁有權益，佔本公司已發行股本約0.0026%。

接納及／或轉讓供股股份程序

合資格股東將隨本供股章程獲奉附暫定配額通知書，以供合資格股東接納該通知書所示數目之供股股份。倘任何合資格股東擬行使其權利認購所有於暫定配額通知書註明之供股股份，則須於二零零三年九月十七日(星期三)下午四時前按照暫定配額通知書所印備之指示，將該通知書連同於接納時繳付之全數股款送交本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。所有股款均須以港元繳付，而有關支票或銀行本票則須以香港之銀行戶口付款或由香港之銀行開出，註明抬頭人為「WO KEE HONG (HOLDINGS) LIMITED－Rights Issue Account」，並以「只准入抬頭人賬戶」劃線方式開出。

謹請注意，除非暫定配額通知書連同適當股款已於二零零三年九月十七日(星期三)下午四時前由原有配發人或獲有效轉讓權利之任何人士送交本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，否則有關暫定配額及一切有關權利將視作已被放棄及予以註銷。

合資格股東如欲只接納其部份暫定配額及／或將部份其根據供股事項獲暫定配發之供股股份認購權轉讓，或將認購權轉讓予超過一位人士，則須於二零零三年九月八日(星期一)下午四時前，將暫定配額通知書整份送交本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。標準證券登記有限公司將會取消原有之暫定配額通知書，並按所要求之股份配額發出新暫定配額通知書。

暫定配額通知書已載有關接納及／或轉讓全部或部份暫定配額所須進行之手續之詳情。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項之任何利息將歸本公司所有。填妥及提交暫定配額通知書，連同一張支票或銀行本票以支付所接納之供股股份，即構成認購人一項保證，有關支票或銀行本票將於首次過戶時兑現。在無損本公司有關權利(惟須受包銷協議之條款限制)，本公司於隨附

有關支票或銀行本票於首次過戶未能兌現時拒絕受理有關之暫定配額通知書。在此情況下，有關暫定配額及一切有關權利將被視作已被放棄而予以註銷，並可供根據認購額外供股股份作認購申請。

倘「供股之條件」分段所載之供股之條件未獲達成，則就申請供股股份所收取之股款將會於二零零三年九月二十三日(星期二)或之前，以平郵方式將退款支票不計利息退還予合資格股東或獲有效轉讓未繳股款供股股份之其他人士，惟郵誤風險概由有關合資格股東或該等人士承擔。

申請額外供股股份

合資格股東有權申請不合資格股東任何未售之配額以及暫定配發但未獲接納或未繳股款供股股份之承讓人認購之任何供股股份。根據額外供股股份申請所發行之繳足股款供股股份，亦將按每一股繳足股款供股股份配發三股紅股之比例與紅股一併發行。

若申請額外供股股份，可以填妥額外供股股份申請表格，並將該表格連同有關申請認購額外供股股份之股款一併遞交。董事將酌情以公平合理原則配發額外供股股份，但將優先處理將碎股補足整數買賣單位之申請。

任何合資格股東如擬申請認購其根據供股獲暫定配發以外之任何供股股份，則須按隨附之額外供股股份申請表格所示填妥並簽署該表格，連同有關申請認購額外供股股份而另行發出於申請時應付款項為面額之股款，於二零零三年九月十七日(星期三)下午四時前送交本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。所有股款均須以港元支票或銀行本票繳付，而有關支票或銀行本票則須以香港之銀行戶口付款或由香港之銀行開出，註明抬頭人為「WO KEE HONG (HOLDINGS) LIMITED－Excess Application Account」，並以「只准入抬頭人賬戶」劃線方式開出。

倘合資格股東未獲分配任何額外供股股份，則預期申請認購時所繳付之款項將於二零零三年九月二十三日(星期二)或之前，全數不計利息以退款支票以平郵方式寄還予該名合資格股東，惟郵誤風險概由其承擔。倘配發予該名合資格股東之額外供股股份數目少於所申請認購之數目，則預期認購款項之餘額將於二零零三年九月二十三日(星期二)或之前，以平郵方式全數不計利息以支票寄還予該名合資格股東，惟郵誤風險概由其承擔。

所有支票及銀行本票將於收訖後隨即過戶，而有關款項之任何利息將歸本公司所有。填妥及提交額外供股股份申請表格，連同一張支票或銀行本票以支付所接納之供股股份，即構成認購人一項保證，有關支票或銀行本票將於首次過戶時兑現。在無損本公司有關權利(惟須受包銷協議之條款限制)，本公司於隨附有關支票或銀行本票於首次過戶未能兑現時拒絕受理有關之額外供股股份申請表格。

額外供股股份申請表格僅供獲寄發該表格之合資格股東使用，不得轉讓。所有文件(包括支票)將以平郵方式寄往有關人士之登記地址，惟郵誤風險概由該等人士承擔。

倘「供股之條件」分段所載之供股之條件未獲達成，則就申請額外供股股份所收取之股款將會於二零零三年九月二十三日(星期二)或之前，以平郵方式將退款支票不計利息退還予申請人，惟郵誤風險概由該申請人承擔。

供股股份碎股

將不會發行供股之碎股，惟有關之碎股將滙集出售，收益歸本公司所有。

上市及買賣

本公司將向聯交所上市委員會申請批准供股股份(以其未繳股款及繳足股款形式)及紅股上市及買賣。

本公司股本之任何部份概無於聯交所以外之任何證券交易所上市或買賣，且並無正在申請或目前並無計劃或尋求申請股份於任何其他證券交易所上市或買賣。

待供股股份(以未繳股款及繳足股款形式)及紅股獲聯交所批准上市及買賣後，供股股份(未繳股款及繳足股款)及紅股在符合香港結算之股份接納規定後，將獲香港結算接納為合資格證券，自供股股份(未繳股款及繳足股款)以及紅股於聯交所開始買賣之日或香港結算決定之其他日期起，在中央結算系統內寄存、結算及交收。聯交所參與者可於任何一個交易日所進行之交易，須於其後第二個交易日在中央結算系統內交收。中央結算系統內之一切活動均須遵照中央結算系統不時有效之一般規則及運作程序進行。

買賣於本公司香港過戶分處登記之供股股份(未繳股款及繳足股款)及紅股須繳付香港印花稅。

就於聯交所進行買賣而言，供股股份(未繳股款及繳足股款)每手買賣單位將為2,000股股份，與現有股份在聯交所買賣之每手買賣單位相同。

預期繳足股款供股股份將於二零零三年九月二十五日(星期四)開始買賣。

包銷安排

包銷協議

日期	:	二零零三年七月十八日
包銷商	:	(1) Modern Orbit (2) 滙富証券
包銷供股股份數目	:	不少於143,503,116股供股股份
佣金	:	包銷商所包銷之供股股份之發行價總額之2.5%
包銷費	:	向滙富証券支付一筆過325,000港元之額外款項

除控股股東及彼等之聯繫人士以及執行董事孫志冲先生根據不可撤回承諾認購之197,443,704股供股股份外，包銷商將按各別基準悉數包銷根據供股而發行所有合共不少於143,503,116股之供股股份。根據包銷協議，Modern Orbit及滙富証券將按各別基準以65.16%及34.84%之比例，分別包銷全部未獲認購之供股股份。因此，根據上述比例之基準，Modern Orbit及滙富証券將分別包銷不少於93,506,630股供股股份及49,996,486股供股股份。

不可撤回承諾

截至最後實際可行日期，控股股東連同其各自之聯繫人士擁有合共493,427,762股股份之權益，佔本公司現有已發行股本約57.89%。彼等已向本公司及包銷商作出不可撤回承諾接納其根據供股之暫定配額合共197,371,104股供股股份。執行董事孫志冲先生擁有181,500股股份之權益，佔本公司已發行股本約0.02%，其已向本公司及包銷商不可撤回地承諾接納其暫定配額72,600股供股股份。

合共持有94,600,731份購股權之董事及彼等之聯繫人士，已不可撤回地承諾不會於根據供股而接納供股股份並繳付股款之最後限期或之前行使附於購股權之認購權。

終止包銷協議

倘於接納供股股份最後一日後第三個營業日(預期為二零零三年九月二十二日(星期一))下午五時前任何時間內形成、發生或存在以下事項或以下事項生效：

(a) 香港或本集團成員公司經營業務所在之其他地方之法院或其他主管當局推行任何新法例或法規，或現有法例或法規(或其詮釋或應用)之變動；或

(b) 本地、全國或國際財務、政治、軍事、工業、經濟、貨幣(不論是否與前述任何事項屬同類)或市況變動或任何事件或連串事件導致或可能導致上述變動；或

(c) 本地、全國或國際證券市況出現任何變動(包括但不限於聯交所因特殊金融情況或其他方面而對證券買賣實施全面禁售、暫停或重大限制)；

且

(1) 對本公司或本集團或供股已經或將會造成重大不利影響；或

(2) 對或將會對供股之成效或接納供股之程度具有重大不利影響；或

(3) 使本公司進行供股屬不智或不宜，

則包銷商可透過滙富証券(其本身及代表其他包銷商)可向本公司發出書面通知終止包銷協議所載之彼等責任。終止通知發出後，除因供股引致之所有合理成本、費用及開支外，包銷商於包銷協議項下之所有責任將予終止，而任何一方概不可向任何他方就有關或關於包銷協議所產生之任何事項索償。倘包銷商行使此項權利，供股將不予進行。

供股之條件

供股須待(其中包括)下列各事項達成後，方可作實：

1. 股東在股東特別大會上以普通決議案方式批准供股連紅股發行；

2. 聯交所上市委員會最遲於本供股章程寄發日期後第一個營業日批准或同意批准未繳股款及繳足股款形式之供股股份上市及買賣以及批准紅股上市及買賣；

3. 本公司於本供股章程寄發日期或之前就供股向香港公司註冊處登記所有供股文件及在百慕達公司註冊處將有關文件存檔；

4. Modern Orbit、Fisherman Enterprises Inc.及董事以及其各自之聯繫人士對不可撤回承諾之遵守；及

5. 包銷商根據包銷協議之責任成為無條件，並且包銷協議並無根據其條款或其他方式遭終止。

買賣股份及供股股份之風險提示

謹請注意，包銷協議載述發生若干不可抗力事件之情況下授權包銷商終止其責任之權利之條文。詳情請參閱「終止包銷協議」一段。

未繳股款之供股股份預期於二零零三年九月三日(星期三)至二零零三年九月十一日(星期四)期間(首尾兩日包括在內)買賣。倘若有關供股之條件尚未達成，供股將不會進行。

擬於未繳股款股份及／或供股股份可能在聯交所買賣期間(預期由二零零三年九月三日(星期三)至二零零三年九月十一日(星期四)(首尾兩日包括在內))內出售或購買該等股份之任何股東或其他人士如對其本身情況有任何疑問，應諮詢彼等之專業顧問。任何股東或其他人士擬由現時至所有供股條件達成之日買賣股份，及任何人士於未繳股款供股股份可能在聯交所買賣期間內買賣該等股份，須承擔供股可能不會成為無條件及可能不會進行之風險。

業務回顧及展望

本集團主要從事空調及冷凍產品、影音設備、汽車音響及電子產品、汽車及汽車配件以及其他電子及電器產品之進口、銷售及經銷業務。

截至二零零二年十二月三十一日止年度，本集團錄得經營虧損約9,060,000港元，而二零零一年之經營虧損則約76,480,000港元。經營虧損大幅下跌約67,420,000港元，主要由於(a)重組本集團經營業務範疇後加強成本控制，導致行政開支由約140,180,000港元減少至約97,180,000港元；(b)截至二零零二年十二月三十一日止財政年度並無無形資產已確認減值虧損；以及(c)二零零二年重估投資物業及其他物業而產生之減值減少所致。

汽車及汽車配件以及空調銷售特許業務為本集團之主要收入來源，並構成本集團於二零零二年之總銷售額約68.8%。相對二零零一年財政年度而言，本集團大部份主要業務營業額仍屬穩定，惟直銷業務除外。由於本集團於二零零

二年年度內開設更多「買家倉」連鎖零售店，故直銷業務之銷售額躍升約84.3%。然而，鑑於香港市況困難，汽車組別之銷售額減少約11.8%。

本集團錄得經審核股東應佔盈利淨額約6,010,000港元，而二零零一年年度之股東應佔虧損淨額則為約99,510,000港元，主要由於將本公司於新加坡及馬來西亞之附屬公司以及將本集團於中國之聯營公司出售或清盤而錄得特殊盈利分別約27,700,000港元及約10,900,000港元，合共約38,600,000港元。

本集團於二零零二年進行股本重組，以撇銷所有累積虧損，另進行供股及發行紅股主要作為集資以償還本集團部份短期債項。重組完成後，本集團之財務狀況已告改善，資產負債比率由二零零一年十二月三十一日約107.4%減至二零零二年十二月三十一日之約61.9%。

本集團於截至二零零二年十二月三十一日止兩個財政年度進行之集資詳情載於下文：

(i) 於二零零一年一月，本公司以每股0.10港元之價格私人配售5,000,000股股份，籌得約500,000港元，作為本集團之一般營運資金。有關詳情請參閱本公司於二零零一年一月十七日刊發之公佈；及

(ii) 於二零零二年年初，本公司藉一項供股籌得約49,300,000港元。所得款項淨額約46,800,000港元，已被用作下列用途：

- 約15,000,000港元用作償還欠本公司一間附屬公司之款項；

- 約20,000,000港元用作償還銀行貸款；

- 約10,000,000港元用作發展本集團之特許權及分銷業務，特別是汽車業務及空調市場推廣特許權；及

- 餘下約1,800,000港元用作本集團之額外營運資金。

有關詳情，請參閱本公司分別於二零零二年二月一日、二零零二年二月二十日及二零零二年三月十五日刊發之公佈、通函及供股章程。

董事確認，上文所述於先前所進行之集資活動所籌得資金已被全部運用，並已按照各項公佈內所述之計劃所得款項用途應用。

日後，本集團將繼續專注於發展空調及家電銷售特許權業務、直銷業務以及汽車及配件經銷業務。

董事相信空調產品市場仍將競爭激烈，並且認為香港市場於二零零三年將仍然疲弱。雖然董事預期中國市場之需求將穩步上升，但中國供應過剩之情況將對價格以至邊際利潤造成下調壓力。董事相信，中國加入世界貿易組織將提供更有利外資營商條件，包括入口關税逐漸下調以及增加市場及業務商機。由於國內生產的產品種類有限，競爭亦較少，故本集團將專注於在中國能賺取較高邊際利潤之商品。

本集團已積極重整直銷業務，並於二零零二年在香港不同地區開設六間「買家倉」連鎖零售店，在全港已合共開設九間店鋪；本集團已成功定位，擁有舉足輕重之連鎖店舗業務。為求令「買家倉」之產品在芸芸零售連鎖店對手中脱穎而出，本集團已成功建立採購渠道，從中國直接進口影音設備，故有關產品售價相宜。二零零三年，本集團將繼續拓展其零售網絡。重新整合若干零售店舖，提供更多產品選擇，務求維持增長，壓倒其他消費電子及電器零售店舖。

本集團為兩個全球著名跑車品牌「法拉利」及「瑪莎拉蒂」於香港、澳門及中國之唯一分銷商。董事預期，中國名貴跑車之需求將持續上升，因此本集團已在中國之主要策略城市，包括北京、上海、廣州、深圳及大連成立銷售及服務中心。董事相信日後汽車及配件、分銷及維修服務等業務將成為本集團的重要收入來源。

進行供股之理由及所得款項用途

鑑於目前市況，本集團現時流動資金短絀及擬籌集資金數額龐大，董事認為供股乃本集團籌集資金以增強財政狀況，發展其特許權及經銷業務之良機。供股所得款項將可增強本公司之整體營運資金及資產淨值狀況，繼而改善本集團之資產與負債狀況。

供股（經扣除開支及假設尚未行使購股權於記錄日期或之前未獲行使）之估計所得款項淨額約為32,000,000港元。董事擬將該筆款項運用如下：

- 約15,100,000港元用以償還一名董事所墊支貸款之未償還部份；
- 約4,600,000港元用作償還部份結欠Fisherman Enterprises Inc.（由一名董事全資擁有之公司）之墊支貸款；
- 約5,000,000港元用以償還本集團之部份銀行透支；及
- 約7,300,000港元用作本集團額外營運資金。

倘供股所得款項淨額未有即時撥作上述用途，董事目前計劃將供股所得款項淨額存放作為短期存款。

於二零零三年六月三十日，Fisherman Enterprises Inc.所墊支貸款之未償還結餘約5,100,000港元，而該項貸款屬無抵押。Fisherman Enterprises Inc.所墊支貸款之年期由二零零一年十一月二十三日開始，並已全數被用作本集團之一般營運資金。Fisherman Enterprises Inc.所墊支貸款，按年利率約6%（最優惠利率加1%）計息。

於二零零三年六月三十日，一名董事墊支之未償還貸款結餘為約15,100,000港元。本公司於二零零二年十一月七日與一名董事訂立貸款協議。根據該貸款協議，該董事同意向本公司提供有期信貸達15,000,000港元作為一般營運資金。

貸款已於二零零二年十一月、二零零二年十二月及二零零三年一月分三期發放，款額分別為5,000,000港元、7,000,000港元及3,000,000港元。貸款為無抵押，按年利率10%計算利息，並須分別於二零零三年七月三十一日、二零零三年八月三十一日及二零零三年九月三十日或之前分三期償還。本公司已於二零零三年一月十五日前悉數動用貸款，並已悉數用作本集團之一般營運資金。

董事認為，償還一名董事及Fisherman Enterprises Inc.所墊支貸款以及部份銀行透支合共約24,700,000港元，將可改善負債比率，即由供股前約61.9%降至緊隨供股後約50.6%(根據二零零二年十二月三十一日之經審核財務資料)以及每年節省利息開支約2,400,000港元，從而為本集團提供額外營運資金。

董事已考慮其他多項為本集團集資之方法，例如配售新股及銀行貸款。鑑於市道疲弱，近期之經濟氣候及向銀行貸款將會令資產負債比率上升，董事認為以長期融資(以證券方式更佳)為本集團之長遠增長提供資金將會較為穩妥。此外，董事較傾向以供股形式集資，原因為供股將能令本集團藉現有股東之注資獲取額外資源，而毋須以令現有股東於本公司之權益被攤薄之私人配售新股形式集資。由於供股可讓全體股東維持彼等各自於本公司之股權比重，董事認為透過供股集資乃符合本公司及其股東之整體利益。

零碎股份股東及零碎股份安排

不合資格股東原本應得之任何供股股份，以及彙集因供股股份之零碎股份而產生之任何供股股份，若未能如本供股章程所述方式出售，而任何暫定配發但於供股股份之最後付款及接納日期前未獲接納之供股股份，將作為額外供股份可供合資格股東申請。為補足至每手買賣單位之額外供股股份申請將獲優先配發。此安排可讓合資格股東將彼等所持之零碎股份補足至2,000股或其倍數之完整買賣單位。

為減輕因供股連紅股發行產生零碎股份(如有)而引致之不便，本公司已同意由南華證券有限公司於二零零三年九月二十五日(星期四)至二零零三年十月二十四日(星期五)(包括首尾兩日)期間於市場上竭力為零碎股份持有人提供零碎股份對盤服務。零碎股份持有人如欲出售零碎股份或補足至每手2,000股股份，可於二零零三年九月二十五日(星期四)至二零零三年十月二十四日(星期五)(包括首尾兩日)期間致電(852) 2845 6636聯絡南華證券投資有限公司之胡立雄先生及陳威能先生，地址為香港中環花園道1號中銀大廈28樓。

謹請股東注意，不能保證於聯交所買賣零碎股份之對盤能否成功。

就購股權之行使價進行調整

根據本公司購股權計劃之條款，於最後實際可行日期尚未行使之購股權之行使價，將於供股連紅股發行成為無條件後調整如下：

購股權

行使價	供股及紅股發行前每股股份原有行使價 *(港元)*	供股及紅股發行後每股經調整之行使價 *(港元)*
一九九七年八月二十八日至二零零三年八月三十一日	1.4416	0.8854
一九九八年二月十九日至二零零四年三月十二日	0.5951	0.3655
一九九八年七月二十四日至二零零四年七月二十三日	0.2847	0.1749
二零零零年二月一日至二零零六年三月二十一日	0.3786	0.2325
二零零零年三月十八日至二零零六年三月二十二日	0.8828	0.5422
二零零零年十一月五日至二零零六年十一月四日	0.3822	0.2347
二零零一年三月六日至二零零七年三月十四日	0.2705	0.1661
二零零一年六月二十九日至二零零七年六月二十九日	0.2705	0.1661
二零零一年九月十四日至二零零七年九月十八日	0.2705	0.1661
二零零一年九月三十日至二零零七年九月三十日	0.2705	0.1661
二零零一年十二月二十三日至二零零七年十二月二十二日	0.2705	0.1661
二零零二年六月四日至二零零八年六月三日	0.1309	0.0804(0.10*)
二零零二年九月二十四日至二零零八年九月二十三日	0.0909	0.0558(0.10*)

* 購股權之經調整行使價分別為0.0804港元及0.0558港元。法例上不得以低於面值0.10港元發行新股份，因此行使價將會於供股連紅股發行成為無條件後調整至0.10港元，即股份之面值。

本公司核數師已根據購股權各自之條款計算，並確定上述之調整為準確。

其他資料

敬請參閱本供股章程各附錄之資料。

此　致

列位合資格股東　台照及
列位不合資格股東　參照

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

二零零三年九月一日

1. 三年財務概要

下文載列截至二零零二年十二月三十一日止三個年度各年之經審核綜合損益表以及於二零零零年十二月三十一日、二零零一年十二月三十一日以及二零零二年十二月三十一日之經審核綜合資產負債表概要，乃摘錄自本集團於有關年度之本公司年報。

業績

	截至十二月三十一日止年度		
	二零零二年	二零零一年	二零零零年
	港幣千元	*港幣千元*	*港幣千元*
營業額	572,393	565,845	386,866
銷售成本	(432,458)	(425,712)	(280,861)
毛利	139,935	140,133	106,005
其他經營收入	14,497	14,737	18,142
分銷費用	(60,569)	(49,527)	(54,583)
投資收益	388	149	5,543
行政費用	(97,182)	(140,175)	(115,138)
重估投資物業之虧絀	(130)	(11,189)	(8,412)
無形資產已確認之減值虧損	—	(20,008)	—
持作出售物業減值至可變現淨值	(6,000)	(10,600)	—
經營虧損	(9,061)	(76,480)	(48,443)
財務費用	(10,481)	(16,923)	(18,195)
商譽之已確認減值虧損	—	(3,459)	—
出售附屬公司或附屬公司清盤之盈利(虧損)淨額	27,719	2,569	(282)
出售一間聯營公司之盈利	10,892	—	—
應收賬款壞賬準備	—	—	(22,632)
回撥應收聯營公司款項壞賬準備	—	—	5,632
應佔聯營公司業績	(11,550)	(4,005)	3,356
除税前盈利(虧損)	7,519	(98,298)	(80,564)
税項	(1,522)	(1,689)	(3,141)
除税後盈利(虧損)	5,997	(99,987)	(83,705)
少數股東權益	12	479	(1,750)
股東應佔盈利(虧損)	6,009	(99,508)	(85,455)
股息	無	無	無
每股盈利(虧損) — 基本	0.99仙	(7.07仙)	(6.08仙)

資產及負債

	於十二月三十一日		
	二零零二年	二零零一年	二零零零年
	港幣千元	*港幣千元*	*港幣千元*
非流動資產			
投資物業	131,793	131,923	135,516
物業、廠房及設備	186,360	188,749	252,891
無形資產	—	—	21,547
聯營公司權益	115,533	190,076	179,427
證券投資	702	1,447	1,842
融資租賃應收款項 — 一年後到期	—	—	355
	434,388	512,195	591,578
流動資產			
存貨	96,440	85,869	57,188
持作出售物業之可變現淨值	88,462	94,462	105,062
貿易往來及其他應收賬款	59,293	59,268	75,791
融資租賃應收款項 — 一年內到期	—	355	335
應收聯營公司款項	319	924	21,534
應收關連人士款項	2,330	2,097	—
應收一位聯營公司股東款項	—	—	1,000
可收回稅項	1,282	—	—
其他投資	73	184	36
銀行結存及現金	14,382	13,500	19,832
	262,581	256,659	280,778
流動負債			
貿易往來及其他應付賬款	75,332	103,039	87,942
應付票據	42,673	32,114	45,655
應付聯營公司款項	—	—	80
應付關連公司款項	2,840	2,775	2,482
應付稅項	—	706	190
融資租賃債務 — 一年內到期	92	132	139
貸款 — 一年內到期	74,296	242,676	231,540
	195,233	381,442	368,028
流動資產(負債)淨值	67,348	(124,783)	(87,250)
	501,736	387,412	504,328

	二零零二年	二零零一年	二零零零年
	港幣千元	*港幣千元*	*港幣千元*
資本及儲備			
股本	77,488	140,887	140,507
儲備	267,880	152,967	244,324
	345,368	293,854	384,831
少數股東權益	579	591	(3,791)
非流動負債			
融資租賃債務 — 一年後到期	300	417	583
貸款 — 一年後到期	153,950	86,515	118,646
少數股東貸款	1,522	1,522	4,046
其他貸款	—	4,500	—
遞延稅項	17	13	13
	155,789	92,967	123,288
	501,736	387,412	504,328

2. 截至二零零二年十二月三十一日止年度經審核賬目

下表載列本集團截至二零零二年十二月三十一日止年度之核數師報告及經審核財務報表連同有關附註，乃摘錄自本公司二零零二年度之年報。核數師報告及本集團經審核財務報表提及之頁次乃指本公司二零零二年年報之頁次。

德勤•關黃陳方會計師行
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong
香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致和記行（集團）有限公司各股東
（於百慕達註冊成立之有限公司）

本行已完成審核載於第35至105頁內按照香港普遍採納之會計原則編製之財務報表。

董事及核數師之個別責任

貴公司董事須負責編製真實及公平之財務報表。在編製該等真實及公平之財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報表表達獨立之意見，並向股東作出報告。

意見之基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表中所載數額及披露事項有關之憑證，並包括評估董事於編製該等財務報表時所作出之重大估計及判斷，及釐定之會計政策是否適合　貴公司及　貴集團之具體情況，以及有否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報表是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報表所載資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

意見

本行認為上述之財務報表均真實及公平地反映　貴公司及　貴集團於二零零二年十二月三十一日之財務狀況及　貴集團截至該日止年度之盈利及現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤•關黃陳方會計師行
執業會計師

香港，二零零三年三月二十七日

綜合損益表

截至二零零二年十二月三十一日止年度

	附註	二零零二年 港幣千元	二零零一年 港幣千元
營業額	4及5	572,393	565,845
銷售成本		(432,458)	(425,712)
毛利		139,935	140,133
其他營業收入	6	14,497	14,737
分銷費用		(60,569)	(49,527)
投資收益	7	388	149
行政費用		(97,182)	(140,175)
重估投資物業之虧絀		(130)	(11,189)
無形資產已確認之減值虧損		—	(20,008)
持作出售物業減值至可變現淨值		(6,000)	(10,600)
經營虧損	8	(9,061)	(76,480)
財務費用	9	(10,481)	(16,923)
商譽之已確認減值虧損		—	(3,459)
出售附屬公司或附屬公司清盤之盈利淨額	10	27,719	2,569
出售一間聯營公司之盈利		10,892	—
應佔聯營公司業績		(11,550)	(4,005)
除税前盈利(虧損)		7,519	(98,298)
税項	13	(1,522)	(1,689)
除税後盈利(虧損)		5,997	(99,987)
少數股東權益		12	479
股東應佔盈利(虧損)		6,009	(99,508)
每股盈利(虧損)－基本	14	0.99 仙	(60.20 仙)

於第42至105頁之附註為本財務報表之不可分割部份。

資產負債表

於二零零二年十二月三十一日

		本集團		本公司	
		二零零二年	二零零一年	二零零二年	二零零一年
	附註	港幣千元	港幣千元	港幣千元	港幣千元
非流動資產					
投資物業	15	131,793	131,923	–	–
物業、廠房及設備	16	186,360	188,749	1,451	2,039
投資於附屬公司	17	–	–	293,504	293,504
聯營公司權益	18	115,533	190,076	–	–
證券投資	19	702	1,447	–	–
		434,388	512,195	294,955	295,543
流動資產					
存貨	20	96,440	85,869	–	–
持作出售物業之可變現淨值		88,462	94,462	–	–
貿易往來及其他應收賬款	21	59,293	59,268	3,800	1,572
融資租賃應收款項	22	–	355	–	–
應收附屬公司款項		–	–	72,536	50,320
應收聯營公司款項		319	924	–	48
應收關連人士款項	23	2,330	2,097	–	1,159
可收回税項		1,282	–	–	–
其他投資	24	73	184	36	36
銀行結存及現金		14,382	13,500	109	94
		262,581	256,659	76,481	53,229
流動負債					
貿易往來及其他應付賬款	25	75,332	103,039	6,781	3,935
應付票據		42,673	32,114	–	–
應付附屬公司款項		–	–	7,638	59,110
應付關連公司款項		2,840	2,775	119	79
應付税項		–	706	–	–
融資租賃債務－一年內到期	28	92	132	10	24
貸款－一年內到期	29	74,296	242,676	12,000	–
		195,233	381,442	26,548	63,148
流動資產(負債)淨值		67,348	(124,783)	49,933	(9,919)
		501,736	387,412	344,888	285,624

		本集團		本公司	
		二零零二年	二零零一年	二零零二年	二零零一年
	附註	港幣千元	港幣千元	港幣千元	港幣千元
資本及儲備					
股本	26	77,488	140,887	77,488	140,887
儲備	27	267,880	152,967	267,400	144,727
		345,368	293,854	344,888	285,614
少數股東權益		579	591	–	–
非流動負債					
融資租賃債務－一年後到期	28	300	417	–	10
貸款－一年後到期	29	153,950	86,515	–	–
少數股東貸款	30	1,522	1,522	–	–
其他貸款	31	–	4,500	–	–
遞延税項	32	17	13	–	–
		155,789	92,967	–	10
		501,736	387,412	344,888	285,624

於第42至105頁之附註為本財務報表之不可分割部份。

權益變動報表

截至二零零二年十二月三十一日止年度

	股本	股份溢價	資本贖回儲備	匯兑儲備	資本儲備	其他儲備	保留溢利(累計虧損)	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元 (附註27)	港幣千元	港幣千元
本集團								
於二零零一年一月一日	140,507	725,993	796	(6,082)	1,434	–	(477,817)	384,831
私人配售時發行股份	500	–	–	–	–	–	–	500
購回本身股份時註銷	(120)	–	–	–	–	–	–	(120)
因購回本身股份產生	–	–	120	–	–	–	–	120
換算未於損益表確認的海外業務財務報表產生之匯兑差額	–	–	–	8,391	–	–	–	8,391
出售附屬公司時變現	–	–	–	(251)	–	–	–	(251)
購回本身股份之溢價	–	–	–	–	–	–	(109)	(109)
股東應佔虧損	–	–	–	–	–	–	(99,508)	(99,508)
於二零零一年十二月三十一日及二零零二年一月一日	140,887	725,993	916	2,058	1,434	–	(577,434)	293,854
於二零零二年三月十五日之股本重組	(139,478)	(343,542)	–	–	–	–	483,020	–
於二零零二年四月十一日之供股股份發行	1,409	47,902	–	–	–	–	–	49,311
於二零零二年四月十一日之紅股發行	4,226	(4,226)	–	–	–	–	–	–
於二零零二年九月十八日之股本重組	–	(426,127)	–	–	–	331,713	94,414	–
於二零零二年九月二十四日之紅股發行	70,444	–	–	–	–	(70,444)	–	–
換算未於損益表確認的海外業務財務報表產生之匯兑差額	–	–	–	(1,340)	–	–	–	(1,340)
附屬公司清盤時變現	–	–	–	(1,032)	(1,434)	–	–	(2,466)
股東應佔盈利	–	–	–	–	–	–	6,009	6,009
於二零零二年十二月三十一日	77,488	–	916	(314)	–	261,269	6,009	345,368

上表包括本集團分佔聯營公司之收購後累計虧損，詳情如下：

	港幣千元
於二零零一年一月一日	(6,880)
收購附屬公司時重新分類	18,300
股東應佔虧損	(4,315)
於二零零一年十二月三十一日及二零零二年一月一日	7,105
股東應佔虧損	(12,501)
於二零零二年十二月三十一日	(5,396)

	股本	股份溢價	資本贖回儲備	繳入盈餘	累計虧損	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
本公司						
於二零零一年一月一日	140,507	725,993	796	210,255	(703,475)	374,076
私人配售時發行股份	500	–	–	–	–	500
購回本身股份時註銷	(120)	–	–	–	–	(120)
因購回本身股份產生	–	–	120	–	–	120
購回本身股份之溢價	–	–	–	–	(109)	(109)
股東應佔虧損	–	–	–	–	(88,853)	(88,853)
於二零零一年十二月三十一日及二零零二年一月一日	140,887	725,993	916	210,255	(792,437)	285,614
於二零零二年三月十五日之股本重組	(139,478)	(343,542)	–	–	483,020	–
於二零零二年四月十一日之供股股份發行	1,409	47,902	–	–	–	49,311
於二零零二年四月十一日之紅股發行	4,226	(4,226)	–	–	–	–
於二零零二年九月十八日之股本重組	–	(426,127)	–	331,713	94,414	–
於二零零二年九月二十四日之紅股發行	70,444	–	–	(70,444)	–	–
股東應佔盈利	–	–	–	–	9,963	9,963
於二零零二年十二月三十一日	77,488	–	916	471,524	(205,040)	344,888

綜合現金流量表
截至二零零二年十二月三十一日止年度

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
經營業務		
除税前盈利(虧損)	7,519	(98,298)
經作出以下調整：		
分佔聯營公司業績	11,550	4,005
有牌價證券股息收入	–	(1)
無牌價股份股息收入	(267)	–
融資租賃利息收入	(20)	(49)
利息收入	(121)	(148)
利息支出	10,079	16,518
融資租賃費用	24	47
無形資產攤銷	–	1,539
重估投資物業之虧絀	130	11,189
折舊	8,623	15,019
持作出售物業減值至可變現淨值	6,000	10,600
持有其他投資之未變現虧損	111	–
出售聯營公司之盈利	(10,892)	–
出售附屬公司或附屬公司清盤之盈利淨額	(27,719)	(2,569)
出售物業、廠房及設備之(盈利)虧損	(432)	7,852
商譽之已確認減值虧損	–	3,459
無形資產之已確認減值虧損	–	20,008
投資證券之已確認減值虧損	–	338
未計營運資金變動前之經營現金流量	4,585	(10,491)
存貨(增加)減少	(10,619)	8,081
貿易往來及其他應收賬款(增加)減少	(7,083)	11,137
應收聯營公司款項減少(增加)	605	(157)
應收關連人士款項(增加)減少	(233)	1,839
貿易往來及其他應付賬款減少	(8,439)	(8,792)
應付票據增加(減少)	11,297	(13,541)
應付聯營公司款項增加	–	706
應付關連公司款項增加	65	454
經營所用現金	(9,822)	(10,764)
已付香港利得税	(2,324)	(1,040)
已付海外税項	(70)	(131)
	(2,394)	(1,171)
經營業務所用現金淨額	(12,216)	(11,935)

	附註	二零零二年 港幣千元	二零零一年 港幣千元
投資業務			
購買物業、廠房及設備		(6,645)	(3,954)
出售物業、廠房及設備所得款項		875	32,979
融資租賃承租人之還款		355	335
有牌價證券之已收股息		–	1
無牌價股份之已收股息		267	–
出售附屬公司所得款項(扣除出售現金及現金等值項目)	33	160	(1,167)
已收利息		79	140
已收融資租賃利息		20	49
購買附屬公司(扣除所收購之現金及現金等值項目)	34	–	2,305
購買附屬公司額外權益		–	(76)
購買有牌價證券		–	(148)
聯營公司股東之還款		–	1,000
聯營公司償還墊款		–	7,581
投資業務(所用)所得現金淨額		(4,889)	39,045
融資業務			
發行股份所得款項		49,311	500
新做董事貸款		17,026	9,000
新做銀行貸款		6,630	88,763
償還董事貸款		(16,233)	(10,278)
償還銀行貸款		(6,363)	(134,223)
償還其他貸款		(4,500)	–
償還關連公司貸款		(5,845)	(4)
已付利息		(4,307)	(9,764)
償還融資租賃債務		(102)	(253)
已付融資租賃費用		(24)	(33)
償還供應商貸款		–	(706)
一位少數股東之新做貸款		–	747
新做關連公司貸款		–	11,166
購回本身股份		–	(109)
融資業務所得(所用)現金淨額		35,593	(45,194)
現金及現金等值項目增加(減少)淨額		18,488	(18,084)
於一月一日之現金及現金等值項目		(16,693)	1,041
外幣匯率變動之影響		(185)	350
於十二月三十一日之現金及現金等值項目		1,610	(16,693)
現金及現金等值項目結餘分析			
即：			
銀行結存及現金		14,382	13,500
銀行透支		(12,772)	(30,193)
		1,610	(16,693)

於第42至105頁之附註為本財務報表之不可分割部份。

財務報表賬項附註

截至二零零二年十二月三十一日止年度

1. 一般資料

本公司乃於百慕達註冊成立之公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

本集團之主要業務為進口、銷售及分銷空調產品、影音設備及電器產品及汽車與汽車配件。

2. 採納會計實務準則

現年度，本集團首次因採納若干由香港會計師公會頒佈之新訂及經修訂會計實務準則(「會計實務準則」)，而導致採納若干新及經修訂會計政策。採納該等新及經修訂會計實務準則導致現金流量表之呈列形式有所改變及須披露權益變動報表，但對於現年度或過往會計期間之業績概無重大影響，故此，毋須呈列過往期間之調整。

外幣

經修訂之會計實務準則第11號外幣換算已取消於期內結算日換算海外業務損益表之選擇。彼等現時須以平均匯率換算。該等會計政策變動並無對現年度或過往會計期間之業績產生重大影響。

現金流量報表

現年度，本集團採納會計實務準則第15號(經修訂)「現金流量表」。根據會計實務準則第15號(經修訂)，現金流量分為三個類別－經營、投資及融資活動，而非過往之五個類別。過往分開呈列之利息及股息乃分類為投資／融資現金流量。由收入相關稅務而產生之現金流量分類為經營活動，除非可另行識別為投資或融資活動。

僱員福利

現年度，本集團採納會計實務準則第34號僱員福利，該準則引入僱員福利之量度規則，包括退休福利計劃。由於本集團只參與界定供款退休金計劃，故採納會計實務準則第34號並無對財務報表造成任何重大影響。

3. 主要會計政策

本財務報表乃按照歷史成本之慣例對部份物業及投資證券的重估價值作調整後編製，並採用與香港公認之會計原則相符之主要會計政策。主要會計政策如下：

綜合基準

綜合財務報表包括本公司及其附屬公司每年截至十二月三十一日止之財務報表。

本年度內被收購或出售之附屬公司業績已包括在綜合損益表內，以收購日起或截至其出售日期止計算在內。

投資於附屬公司

於附屬公司之投資已按成本扣除已確認減損額後列入本公司之資產負債表內。

聯營公司權益

聯營公司之業績及資產及負債均以會計權益法計入財務報表內。這些投資的賬面值已就個別投資的已確認價值下降作出減值虧損。

商譽

在綜合賬目時所產生之商譽，乃指在收購日期收購成本超出本集團於附屬公司或聯營公司可確定資產及負債中之權益公平價值之差額。二零零一年一月一日前因收購所產生之商譽繼續列作儲備項目，及將在出售有關附屬公司或聯營公司或於當時商譽確認為減損時在損益表列作扣減項目。

二零零一年一月一日後因收購所產生之商譽乃作資本化及按其估計可使用經濟年期以直線法攤銷。因收購聯營公司所產生之商譽列入該聯營公司之賬面值。因收購附屬公司所產生之商譽現時於資產負債表另行呈報。

收入確認

銷售商品收入乃於交貨及所有權已轉移至買家時確認。

保養維修收入乃於提供服務時確認。

利息收入按時間法計入，並按未償還本金及適用利率計算。

經營租賃之租金收益乃按有關租賃之年期以直線法計入損益表內。

佣金收入乃於提供有關服務時確認。

融資租賃收益乃於會計期間分配，從而反映本集團有關租約之淨投資額所產生之固定回報率。

投資所得股息乃根據收取股息之股東權益確認後方予入賬。

租賃資產

倘租賃之條款將資產所有權之絕大部份風險及收益撥予承租人，則有關租賃將歸類為融資租賃。其他租賃均歸類為經營租賃。

本集團為出租人

融資租賃承租人之欠款乃按本集團於有關租賃之淨投資額而記錄為應收賬款。融資租賃收入乃於會計期間分配，從而反映本集團有關租約之淨投資額所產生之固定回報率。

經營租賃之租金收益乃按有關租賃之年期以直線法計入損益表內。

本集團為承租人

按融資租賃而持有之資產以購置日期之公平價值確認為本集團資產。承租人相應之債務，於資產負債表中列賬為應付融資租賃債務。財務費用撥入有關租賃期間之損益表內處理，就每段會計期間之債務餘額之固定支出率計算。

經營租賃之應付租金乃按有關租賃之年期以直線法計入損益表內。

外幣

港幣以外之貨幣計算之交易均最初以按交易日期之匯率入賬。貨幣性資產及負債按結算日之匯率折算。因換算而產生之損益撥入損益表處理。

在綜合賬目過程中，本集團海外業務之資產及負債均按結算日之匯率折算。收入及支出均以該時間之平均匯率折算。產生之匯兑差額（如有）分類為資本及撥往本集團之滙兑儲備。該滙兑差額在出售業務時確認為期內之收入或支出。

退休福利費用

界定供款退休金計劃之付款乃於到期支付時確認為開支。

税項

税項支出乃根據是年度業績，就毋須課税或不可扣税之項目作出調整後而計算。時差乃在因應税務而確認若干收支項目之會計年度與在財務報表內確認之會計年度不同時產生。時差帶來之税務影響以負債法計算，並只會在可預見將來會出現負債或資產之情況下在財務報表內確認為遞延税項。

物業、廠房及設備

物業、廠房及設備均以成本值減除累積折舊及累積減值虧損後入賬。

物業、廠房及設備之折舊，乃將其成本減除估計之殘值或以估值，按其估計之可使用年期以直線法撇銷，按年之基準如下：

中期契約之土地	契約未終止年期
建於中期契約土地上之樓宇	2.5 － 5%
物業裝修	20%
傢俬、裝置及設備	10 － 20%
機器及工具	20 － 33 1/3%
汽車	20 － 25%

按融資租賃持有之資產，均按其與自置資產相同基準之估計可使用年期或租賃年期折舊，以較短者為準。

出售或報廢資產所產生之盈虧，乃根據該資產出售收入淨額及賬面值之差額計算，並計入損益表內。

投資物業

投資物業乃因具投資潛力且可按公平基準磋商租金收入而持有之已落成物業。

投資物業乃根據結算日之獨立專業估值按公開市值入賬。任何因重估投資物業而產生之重估增值或減值均於投資物業重估儲備中計入或扣除，惟倘儲備不足以彌補虧絀，則減值超逾投資物業重估儲備餘額之數將於損益表中扣除。倘減值先前已在損益表扣除及其後產生重估增值，則此增值數額以先前扣除之減值數額為限計入損益表內。

出售投資物業時，因出售該等物業產生之投資物業重估儲備餘額將列入損益表中。

所持租賃尚餘年期為二十年以上之投資物業，並無作折舊準備。

存貨

存貨乃按購入成本或可變現淨值入賬。成本以先入先出法計算。

證券投資

證券投資乃以交易日期基準確認，初步以成本值計算。

除持至到期債務證券以外，投資均列作投資證券及其他投資。

投資證券(就既定長遠策略目的而持有之證券)乃於其後之匯報日期以成本計算，並扣除任何非暫時性之減損。

其他投資乃按公開價值計算，而未變現收益及虧損乃計入年度盈虧淨額之內。

持作出售物業

持作出售物業乃按成本值或可變現淨值兩者中取較低者入賬。

減值

於每個結算日，本集團會對有形和無形資產的賬面金額進行核查，以確定是否有跡象顯示這些資產已發生減值損失。如估計資產之可收回金額低於其賬面值，則將該資產的賬面金額減低至其可收回金額。減值虧損會即時確認為一項費用，除非有關資產根據另一項會計實務準則以重估數額入賬，則減值虧損之回撥乃當作重估增加處理。

假若減值虧損於其後撥回，該資產的賬面金額增加至其可收回金額的重新估計值，惟增加後的賬面金額不能超過該資產過往年度已確認為無減值損失的賬面金額。減值損失的撥回即時確認為收入，除非有關資產根據另一項會計實務準則以重估數額入賬，則減值虧損之回撥乃當作重估增加處理。

4.　營業額

	二零零二年	二零零一年
	港幣千元	*港幣千元*
銷售商品予客戶，扣除退回、折扣及減免	537,342	530,619
保養維修服務之收入	35,051	35,226
	572,393	565,845

5. 業務及地區分類

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器電器、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備(包括汽車音響產品)及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租金

有關該等業務之分類資料呈列如下：

二零零二年

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額								
外部銷售收益	178,873	115,509	214,710	63,301	–	–	–	572,393
業務之間銷售收益	3,597	12,410	–	–	–	–	(16,007)	–
營業總額	182,470	127,919	214,710	63,301	–	–	(16,007)	572,393

業務之間銷售收益以當時市場價格入賬。

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
業績								
分類業績	10,701	2,453	(270)	(6,127)	(5,129)	–	(390)	1,238
未分配之公司支出								(10,299)
經營虧損								(9,061)
財務費用								(10,481)
出售附屬公司或附屬公司清盤之盈利淨額	–	27,719	–	–	–	–	–	27,719
出售一間聯營公司之盈利	10,892	–	–	–	–	–	–	10,892
應佔聯營公司業績	3,836	(15,469)	–	–	–	83	–	(11,550)
除税前盈利								7,519
税項								(1,522)
除税後盈利								5,997
少數股東權益								12
股東應佔盈利								6,009

二零零二年

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
綜合資產負債表								
資產								
分類資產	60,181	39,161	57,854	10,724	224,416	–	–	392,336
聯營公司權益	–	115,533	–	–	–	–	–	115,533
未分配公司資產								189,100
綜合總資產								696,969
負債								
分類負債	44,398	19,439	35,473	6,156	6,620	–	–	112,086
未分配公司負債								238,936
綜合總負債								351,022
其他資料								
資本項目增加	133	396	3,034	280	95	2,707	–	6,645
折舊及攤銷	305	231	1,335	82	–	6,670	–	8,623

二零零一年

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額								
外部銷售收益	176,059	112,067	243,378	34,341	–	–	–	565,845
業務之間銷售收益	7,230	4,871	–	326	–	–	(12,427)	–
營業總額	183,289	116,938	243,378	34,667	–	–	(12,427)	565,845

業務之間銷售收益以當時市場價格入賬。

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
業績								
分類業績	10,813	(29,588)	5,162	(2,177)	(9,955)	49	(389)	(26,085)
未分配之公司支出								(50,395)
經營虧損								(76,480)
財務費用								(16,923)
商譽之已確認減值虧損	–	–	(2,789)	(670)	–	–	–	(3,459)
出售附屬公司或附屬公司清盤之盈利(虧損)淨額	–	3,419	124	–	–	(974)	–	2,569
應佔聯營公司業績	812	(4,984)	–	–	–	167	–	(4,005)
除税前虧損								(98,298)
税項								(1,689)
除税後虧損								(99,987)
少數股東權益								479
股東應佔虧損								(99,508)

二零零一年

	空調產品	影音設備及其他電器產品	汽車及汽車配件	直銷	物業投資	其他	抵銷	綜合賬目
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
綜合資產負債表								
資產								
分類資產	47,689	37,374	58,631	8,868	228,985	–	–	381,547
聯營公司權益	48,610	141,466	–	–	–	–	–	190,076
未分配公司資產								197,231
綜合總資產								768,854
負債								
分類負債	39,899	13,911	36,825	8,729	3,877	–	–	103,241
未分配公司負債								371,168
綜合總負債								474,409
其他資料								
額外資本	153	1,052	15,198	146	–	1,469	(130)	17,888
折舊及攤銷	490	5,344	909	48	–	9,767	–	16,558
無形資產之已確認減值虧損	–	20,008	–	–	–	–	–	20,008
商譽之已確認減值虧損	–	–	2,789	670	–	–	–	3,459

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國(香港及澳門以外地區)(「中國」)及澳門。下表按市場地區分析本集團之銷售收益(不論商品／服務之原產地)：

	地區分類之銷售收益		對經營業績之貢獻	
	二零零二年	二零零一年	二零零二年	二零零一年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	433,155	437,386	(2,984)	(11,603)
新加坡	54,105	40,315	917	247
馬來西亞	18,423	15,978	1,163	(2,434)
中國	34,087	28,267	(13,533)	(28,220)
澳門	30,440	31,726	1,137	1,386
其他	2,183	12,173	41	(198)
	572,393	565,845	(13,259)	(40,822)
其他經營收入			14,497	14,737
未分配之公司支出			(10,299)	(50,395)
經營虧損			(9,061)	(76,480)

按資產分佈之地區分析分類資產之賬面金額，及物業、廠房及設備增加如下：

	分類資產賬面金額		物業、廠房及設備增加	
	二零零二年	二零零一年	二零零二年	二零零一年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	410,339	414,033	6,022	17,468
新加坡	22,519	20,824	134	30
馬來西亞	7,212	6,727	271	28
中國	256,160	326,229	218	355
澳門	739	1,041	—	7
	696,969	768,854	6,645	17,888

6. 其他經營收入

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
租金收入	11,615	11,834
佣金收入	2,862	2,854
融資租賃利息收入	20	49
	14,497	14,737

7. 投資收入

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
銀行存款利息收入	42	136
貿易往來及其他應收賬款給予之利息收入	79	12
有牌價證券之股息收入	—	1
無牌價股份之股息收入	267	—
	388	149

8. 經營虧損

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
業務之虧損已扣除：		
無形資產攤銷(包括於行政費用內)	—	1,539
核數師酬金	896	936
折舊：		
自置資產	8,441	14,753
融資租賃資產	182	266
證券投資已確認之減值虧損	—	338
出售物業、廠房及設備之虧損	—	7,852
僱員成本，包括董事酬金	65,927	79,237
持有其他投資之未變現虧損	111	—
存貨減值至可變現淨值	578	3,036
持作出售物業減值至可變現淨值	6,000	10,600
並已計入：		
出售物業、廠房及設備之盈利	432	—

9. 財務費用

	二零零二年 港幣千元	二零零一年 港幣千元
利息支出於：		
五年內全數償還之銀行貸款、信託收據及透支	5,099	6,434
五年後全數償還之銀行貸款	—	2,699
五年內全數償還之其他貸款	712	5,286
五年後全數償還之其他貸款	4,268	2,099
	10,079	16,518
融資租賃費用	24	47
銀行費用	378	358
	10,481	16,923

10. 出售附屬公司或附屬公司清盤之盈利淨額

	二零零二年 港幣千元	二零零一年 港幣千元
出售附屬公司之盈利	—	3,543
附屬公司清盤之盈利(虧損)	27,719	(974)
	27,719	2,569

11. 董事及僱員酬金

(甲)董事酬金

	二零零二年 港幣千元	二零零一年 港幣千元
袍金：		
執行董事	—	—
非執行董事	170	153
	170	153
其他酬金：		
薪金及其他福利	6,529	7,986
退休福利計劃之供款	35	33
	6,564	8,019
	6,734	8,172

付給非執行董事之袍金包括港幣140,000元(二零零一年:港幣123,000元)給予獨立非執行董事。

於下列酬金範圍之董事數目如下:

	二零零二年 董事人數	二零零一年 董事人數
港幣		
零元至1,000,000元	6	4
1,000,001元至1,500,000元	–	1
1,500,001元至2,000,000元	–	2
2,000,001元至2,500,000元	1	–
3,000,001元至3,500,000元	1	1

(乙)僱員酬金

年內,五位薪酬最高人士中,三位(二零零一年:四位董事)為董事,其酬金細節已於上文附註第11(甲)項內披露。餘下薪酬最高人士之酬金如下:

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
薪金及其他福利	2,591	2,125
退休福利計劃之供款	24	176
	2,615	2,301

於下列酬金範圍,最高酬金之人士數目如下:

	二零零二年 僱員人數	二零零一年 僱員人數
港幣		
零元至1,000,000元	1	–
1,500,001元至2,000,000元	1	–
2,000,001元至2,500,000元	–	1

12. 退休福利計劃

本集團為其香港附屬公司所有合資格員工設立一個強制性公積金(「強積金」)計劃，該計劃之資產由信託人於獨立於本集團資產之基金持有及控制。於本年度損益表已扣除退休福利港幣1,891,000元(二零零一年：港幣2,623,000元)，此數額乃本集團按強積金條例特定比率對該基金之應付供款。

除香港以外之附屬公司外，本集團就定額供款計劃之應付供款乃按有關司法權區之計劃規則訂明之比率作出。本年度香港以外附屬公司作出之供款為港幣791,000元(二零零一年：港幣883,000元)。

13. 稅項

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
支出包括：		
本年度稅項：		
香港利得稅	400	1,224
海外所得稅	167	155
	567	1,379
遞延稅項(附註第32項)	4	–
本公司及其附屬公司應佔稅項	571	1,379
應佔聯營公司稅項	951	310
	1,522	1,689

香港利得稅乃根據本年度之估計應課稅盈利按16%計算。

海外稅項乃根據各自司法權區之現行稅率計算。

財務報表內之已確認或未確認遞延稅項詳情，載於附註第32項。

14. 每股盈利(虧損)

每股盈利(虧損)之計算方法，乃根據股東應佔盈利港幣6,009,000元(二零零一年：虧損港幣99,508,000元)及年內已發行普通股之加權平均數609,574,769股普通股(二零零一年：165,359,210股)計算。用作計算每股基本盈利(虧損)之普通股加權平均數已就年內之紅股發行、股份合併及供股作出調整。

由於本公司之未行使優先認股權之行使價高於兩個年度之股份平均市價，故並無呈列每股攤薄盈利(虧損)。

15. 投資物業

	在香港根據中期契約持有之投資物業	在香港以外地區根據中期契約持有之投資物業	總額
	港幣千元	*港幣千元*	*港幣千元*
本集團			
於二零零二年一月一日	87,783	44,140	131,923
重估虧絀	–	(130)	(130)
於二零零二年十二月三十一日	87,783	44,010	131,793

本年度內，本集團訂立買賣協議以按經協定金額約港幣2,203,000元出售若干位於香港以外之投資物業。於結算日該項出售尚未完成。董事認為，該等投資物業乃按其可變現值列賬，即與該等投資物業於結算日之公開市值相若。本集團其餘投資物業於二零零二年十二月三十一日由獨立專業估值師中原測量師行有限公司按公開市值基準進行重估。重估產生之淨虧絀港幣130,000元(二零零一年：港幣11,189,000元)已於損益表扣除。

本集團已租出或空置作出租用途之投資物業均屬經營租賃。

16. 物業、廠房及設備

本集團	在香港根據中期契約持有之土地及樓宇	物業裝修	傢俬、裝置及設備	機器及工具	汽車	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本值或估值						
於二零零二年一月一日	210,486	18,957	49,006	8,051	9,304	295,804
匯兑差額	–	3	71	11	93	178
添置	–	1,031	1,929	476	3,209	6,645
附屬公司清盤	–	–	(235)	(146)	(382)	(763)
出售	–	–	(288)	(156)	(3,478)	(3,922)
重新分類	–	–	(461)	461	–	–
於二零零二年十二月三十一日	210,486	19,991	50,022	8,697	8,746	297,942
包括：						
按成本值	198,426	19,991	50,022	8,697	8,746	285,882
按一九九六年估值	10,640	–	–	–	–	10,640
按一九九九年估值	1,420	–	–	–	–	1,420
	210,486	19,991	50,022	8,697	8,746	297,942
累積折舊						
於二零零二年一月一日	27,643	17,716	46,270	7,298	8,128	107,055
匯兑差額	–	1	68	10	67	146
本年度折舊	4,674	688	1,745	517	999	8,623
附屬公司清盤	–	–	(235)	(146)	(382)	(763)
出售時撇銷	–	–	(207)	(157)	(3,115)	(3,479)
重新分類	–	–	(381)	381	–	–
於二零零二年十二月三十一日	32,317	18,405	47,260	7,903	5,697	111,582
賬面淨值						
於二零零二年十二月三十一日	178,169	1,586	2,762	794	3,049	186,360
於二零零一年十二月三十一日	182,843	1,241	2,736	753	1,176	188,749

本集團傢俬、裝置及設備之賬面淨值包括價值港幣328,000元(二零零一年：港幣486,000元)之融資租賃資產。

倘若土地及樓宇按估值反映而尚未重估，則會按歷史成本扣除累積折舊港幣11,459,000元（二零零一年：港幣11,751,000元）列於財務報表內。

本集團賬面淨值約港幣3,607,000元之土地及樓宇已予抵押，以獲得一位供應商向本集團提供貸款。

本公司	物業裝修	傢俬、裝置及設備	汽車	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
成本值				
於二零零二年一月一日	6,606	21,531	2,385	30,522
添置	—	148	680	828
於二零零二年十二月三十一日	6,606	21,679	3,065	31,350
累積折舊				
於二零零二年一月一日	6,263	20,600	1,620	28,483
本年度折舊	188	815	413	1,416
於二零零二年十二月三十一日	6,451	21,415	2,033	29,899
賬面淨值				
於二零零二年十二月三十一日	155	264	1,032	1,451
於二零零一年十二月三十一日	343	931	765	2,039

本公司傢俬、裝置及設備之賬面淨值包括價值港幣零元（二零零一年：港幣24,000元）之融資租賃資產。

17. 投資於附屬公司

	本公司	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
無牌價股份，成本值	293,504	293,504

本公司於二零零二年十二月三十一日之主要附屬公司資料列載於附註第42項內。

18. 聯營公司權益

	本集團	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
應佔資產淨值	115,533	133,622
應收聯營公司款項	–	56,454
	115,533	190,076

本集團於二零零二年十二月三十一日之主要聯營公司資料列載於附註第43項內。

以下資料乃摘錄本集團其中聯營公司之經審核財務報表：

	金羚電器有限公司	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
經營業績		
營業額	458,801	401,099
折舊	17,556	17,595
除税前虧損	(23,266)	(8,344)
本集團應佔除税前虧損	(11,633)	(4,172)
財務狀況		
非流動資產	222,840	383,259
流動資產	351,409	312,876
流動負債	(323,103)	(293,906)
非流動負債	(20,135)	(134,986)
股東權益	231,011	267,243
本集團應佔股東權益	115,506	133,622

19. 證券投資

	本集團	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
無牌價股份，成本值	75	75
俱樂部債券，按成本值減減值虧損	627	1,372
	702	1,447

按董事意見，證券投資之最低價值均可值回賬面值。

20. 存貨

	本集團	
	二零零二年	二零零一年
	港幣千元	*港幣千元*
製成品	84,234	74,693
零件	12,206	11,176
	96,440	85,869

列入上述項目者乃港幣15,692,000元(二零零一年：港幣22,225,000元)之製成品及港幣2,684,000元(二零零一年：港幣380,000元)之零件，均以可變現淨值列賬。

21. 貿易往來及其他應收賬款

本集團

本集團給予客戶平均三十至九十天之信貸期。其貿易往來應收賬之賬齡分析如下：

	二零零二年	二零零一年
	港幣千元	*港幣千元*
三十天以內	18,608	20,403
三十天以上	9,503	11,131
六十天以上	1,289	498
九十天以上	2,108	2,236
一年以上	1,370	753
貿易往來應收賬款總額	32,878	35,021
訂金、預付款及其他應收賬款	26,415	24,247
	59,293	59,268

22. 融資租賃應收款項

本集團

	最低租賃付款		最低租賃付款現值	
	二零零二年	二零零一年	二零零二年	二零零一年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
融資租賃應收款項如下：				
一年內	–	376	–	355
減去：未賺取之財務收益	–	(21)	–	不適用
最低租賃付款之應收款項現值	–	355	–	355
分析如下：				
現年度融資租賃應收款項（一年內可收回）			–	355

本集團就若干設備定立財務租賃安排，財務租賃之年期為五年。租賃之利率均於合約日期定立。於二零零一年十二月三十一日之融資租賃應收款項之利率為年利率6%。融資租賃安排已於年內完成。

23. 應收關連人士款項

應收關連人士款項之詳情如下：

關連人士名稱	本集團 於二零零二年十二月三十一日之結餘 港幣千元	本集團 於二零零二年一月一日之結餘 港幣千元	本集團 年內最高未償還款額 港幣千元	本公司 於二零零二年十二月三十一日之結餘 港幣千元	本公司 於二零零二年一月一日之結餘 港幣千元	本公司 年內最高未償還款額 港幣千元
Herbert ADAMCZYK先生 *(附註(1))*	2,082	–	2,082	–	–	–
Panasa (Malaysia) Sdn. Bhd. *(附註(2))*	248	–	248	–	–	–
嘉耀製作有限公司 *(附註(2))*	–	2,015	2,015	–	1,134	1,134
B & O Web Studio Limited *(附註(2))*	–	82	82	–	25	25
	2,330	2,097		–	1,159	

附註：

(1) 該款額為無抵押，按香港上海滙豐銀行有限公司提供之最優惠借貸利率計息，以及無固定還款期。

Herbert ADAMCZYK先生為本公司附屬公司之董事。

(2) 該等款額為無抵押、免息及無固定還款期。

關連公司由本公司董事控制。

24. 其他投資

	本集團 二零零二年 港幣千元	本集團 二零零一年 港幣千元	本公司 二零零二年 港幣千元	本公司 二零零一年 港幣千元
有牌價證券	73	184	36	36

證券於聯交所上市及以市值計算。

25. 貿易往來及其他應付賬款

本集團

於結算日，其貿易往來應付賬款之賬齡分析如下：

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
三十天以內	5,474	6,598
三十天以上	2,630	1,218
六十天以上	2,621	1,278
九十天以上	4,167	1,044
一年以上	1,569	25,749
貿易往來應付賬款總額	16,461	35,887
客戶按金、應付費用及其他應付賬款	58,871	67,152
	75,332	103,039

26. 股本

	本集團及本公司	
	股份數目	**面值** *港幣千元*
法定股本：		
於二零零一年一月一日及於二零零二年一月一日—每股面值港幣0.10元	3,500,000,000	350,000
註銷1,408,871,178股已發行股份之繳足股本每股港幣0.099元	—	(139,478)
將十股已削減股本之已發行股份合併為一股每股面值港幣0.01元之股份	(1,267,984,061)	—
將一股未發行股份拆細為十股每股面值港幣0.01元之股份	18,820,159,398	—
將十股已發行股份合併為一股每股面值港幣0.10元之股份	(18,946,957,804)	—
增加法定股本	1,394,782,467	139,478
於二零零二年十二月三十一日—每股面值港幣0.10元	3,500,000,000	350,000

	本集團及本公司	
	股份數目	面值
		港幣千元
已發行及繳足股本：		
於二零零一年一月一日－每股面值港幣0.10元	1,405,071,178	140,507
根據私人配售所發行股份	5,000,000	500
註銷所購回之本身股份	(1,200,000)	(120)
於二零零二年一月一日－每股面值港幣0.10元	1,408,871,178	140,887
註銷1,408,871,178股已發行股份之繳足股本每股港幣0.099元	－	(139,478)
將十股已削減股本之已發行股份合併為一股每股面值港幣0.01元之股份	(1,267,984,061)	－
供股時所發行股份	140,887,117	1,409
紅股發行時所發行股份	422,661,351	4,226
將十股已發行股份合併為一股每股面值港幣0.10元之股份	(633,992,027)	－
紅股發行時所發行股份	704,435,580	70,444
於二零零二年十二月三十一日－每股面值港幣0.10元	774,879,138	77,488

(1) 根據二零零二年三月十五日股東特別大會通過之決議案，於股本重組完成後，本公司之法定股本由港幣350,000,000元（分為3,500,000,000股每股面值港幣0.10元之股份）削減至港幣210,521,753.37元（分為21,052,175,337股每股面值港幣0.01元之股份）。股本重組涉及：(i)藉註銷本公司已發行股份之每股繳足股本港幣0.099元，本公司已發行股本中每股已發行股份之現有繳足股本及面值由港幣0.10元削減至港幣0.001元（「已削減股份」）；(ii)本公司每股法定但未發行股份拆細為十股每股面值港幣0.01元之股份；(iii)每十股已削減股份合併為一股已發行股份；(iv)因削減本公司每股已發行股份之繳足股本港幣0.099元而產生之進賬約港幣139,478,000元，轉撥至繳入盈餘賬及悉數運用以註銷本公司部份累計虧損；及(v)本公司股份溢價賬之結餘約港幣343,542,000元轉撥至繳入盈餘賬及用作註銷本公司累計虧損之結餘。

(2) 根據二零零二年三月十五日之同一次股東特別大會通之另一項決議案，按每股港幣0.35元之價格供股發行不少於140,887,117股每股面值港幣0.01元之股份連同紅股發行，供股基準為於記錄日期所持有每股供股股份獲供一股供股股份，紅股發行之基準為所認購之每股供股股份獲發三股紅股，股款須於接納時繳足。

(3) 根據二零零二年九月十八日之股東特別大通過之決議案：(i)本公司股份溢價賬之結餘約港幣426,127,000元轉撥至繳入盈餘賬；(ii)本公司繳入盈餘賬之結餘約港幣94,414,000元用作註銷本公司累計虧損之結餘；(iii)每十股面值港幣0.01元之已發行及未發行股份合併為一股面值港幣0.10元之已發行股份；及(iv)本公司法定股本由港幣210,521,753.37元增加至港幣350,000,000元。

(4) 根據二零零二年九月十八日之同一次股東特別大會通過之另一項決議案，本公司利用其繳入盈餘賬之結餘按每股合併股份發行十股紅股，合共發行704,435,580股紅股並入賬列作繳足。

27. 儲備

本集團之其他儲備港幣261,269,000元(二零零一年：無)為根據於二零零二年九月十八日進行之股本重組轉撥自股份溢價賬之不可分派儲備。股本重組之詳情載於附註第26項。

根據百慕達一九八一年公司法(經修訂)，本公司之繳入盈餘賬為可供分派。然而，本公司不得在以下情況下宣派或派付股息，或從繳入盈餘作出分派：

(甲)現時或將於付款後無法如期償還其負債；或

(乙)其資產之可變現值將因而低於其負債及其已發行股本與股份溢價賬之總和。

董事認為，於二零零二年十二月三十一日，本公司之可供分派儲備包括繳入盈餘港幣266,484,000元(扣除累計虧損港幣205,040,000元)(二零零一年：無)。

28. 融資租賃債務

	最低租賃付款		最低租賃付款現值	
	二零零二年	二零零一年	二零零二年	二零零一年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
本集團				
根據融資租賃之應付數額：				
於一年內	110	165	92	132
第二年至第五年（包括首尾兩年）	354	483	300	367
五年以上	–	60	–	50
	464	708	392	549
減去：未來融資費用	(72)	(159)	不適用	不適用
租賃債務現值	392	549	392	549
分析如下：				
列於流動負債項下一年內到期之數額			92	132
一年後到期之數額			300	417
			392	549

	最低租賃付款		最低租賃付款現值	
	二零零二年	二零零一年	二零零二年	二零零一年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
本公司				
根據融資租賃之應付數額：				
於一年內	14	33	10	24
第二年至第五年（包括首尾兩年）	–	14	–	10
	14	47	10	34
減去：未來融資費用	(4)	(13)	不適用	不適用
租賃債務現值	10	34	10	34
分析如下：				
列於流動負債項下一年內到期之數額			10	24
一年後到期之數額			–	10
			10	34

本集團之政策是以融資租賃形式租賃若干傢俬、裝置及設備。平均年期為六年。於截至二零零二年十二月三十一日止年度，平均有效借貸利率為年利率約6%（二零零一年：7%），利率在合約日期定立。所有租貸以定期還款為基準及並無就或然租金付款作出安排。

本集團之融資租賃債務由出租人對租賃資產之押記作抵押。

29. 貸款

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
銀行貸款及透支：				
有抵押	75,214	88,167	–	–
無抵押	1,837	7,477	–	–
	77,051	95,644	–	–
董事之無抵押貸款（附註甲）	15,725	14,932	12,000	–
關連公司之無抵押貸款（附註乙）	4,755	15,232	–	–
一家供應商之有抵押貸款（附註丙）	130,715	–	–	–
一家供應商之無抵押貸款（附註丙）	–	203,383	–	–
	228,246	329,191	12,000	–

上述貸款屆滿期如下：

	本集團 二零零二年	本集團 二零零一年	本公司 二零零二年	本公司 二零零一年
一年內	74,296	242,676	12,000	–
一年以上，但不超過兩年	10,924	21,044	–	–
兩年以上，但不超過五年	6,779	39,354	–	–
五年以上	136,247	26,117	–	–
	228,246	329,191	12,000	–
減去：一年內到期應付款項（列於流動負債項下）	(74,296)	(242,676)	(12,000)	–
一年後到期應付款項	153,950	86,515	–	–

附註：

甲. 一位董事之貸款為無抵押及無固定還款期。貸款結餘中港幣12,000,000元(二零零一年：無)以年利率10%(二零零一年：無)計息，餘額為免息。

於二零零一年十二月三十一日之董事貸款為無抵押，按年利率4.5%計息及無固定還款期。

乙. 關連公司之貸款為無抵押及無固定還款期。貸款結餘中港幣4,475,000元(二零零一年：港幣9,000,000元)按最優惠貸款利率加1%計息，餘額為免息。

於二零零一年十二月三十一日，餘額中港幣4,632,000元為無抵押及按新加坡發展銀行提供之最優惠貸款利率計息。貸款於一間附屬公司清盤時已全數解除。

關連公司由本公司若干董事控制。

丙. 一家供應商之貸款乃以本集團物業作抵押，按年利率2.5%計息及分十期每半年償還，第一期由二零一二年六月三十日開始。

於二零零一年十二月三十一日，一家供應商之貸款結餘為無抵押，按年利率3%-3.3%計息及按通知即時償還。

30. 少數股東貸款

該貸款為無抵押、免息及並無固定還款期，少數股東已同意自結算日起計十二個月內不會要求償還該貸款，因此該數額已分類為非本年度負債。

31. 其他貸款

該貸款為無抵押及免息，並已於本年度全數償還。

32. 遞延税項

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於一月一日	13	13	–	–
本年度撥付 (附註第13項)	4	–	–	–
於十二月三十一日	17	13	–	–

於結算日，已確認及未確認之遞延稅項負債(資產)之主要部份如下：

	已確認		未確認	
	二零零二年	二零零一年	二零零二年	二零零一年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
本集團				
免稅額超出物業、廠房及設備之折舊	4	–	199	198
稅項虧損	–	–	(148,591)	(151,228)
其他時差	13	13	(241)	(825)
	17	13	(148,633)	(151,855)
本公司				
免稅額超出物業、廠房及設備之折舊	–	–	69	121
稅項虧損	–	–	(14,135)	(11,948)
	–	–	(14,066)	(11,827)

由於不能確定稅項虧損是否在可見將來獲使用，因此有關可用作抵銷日後盈利稅項虧損而產生的遞延稅項資產並未於財務報表中確認。

本年度未確認之遞延稅項撥付(回撥)款額如下：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
時差之稅務影響，原因為：				
免稅額超出(不足)物業、廠房及設備之折舊	1	437	(52)	106
已動用(產生)稅項虧損	2,637	7,148	(2,187)	(1,754)
其他時差	584	(778)	–	–
	3,222	6,807	(2,239)	(1,648)

遞延稅項並未因重估租賃土地及樓宇及物業投資產生增減而確認，原因為出售該等資產所產生之盈虧將毋須繳納稅款。因此，重估所產生之增減不會構成時差。

33. 出售附屬公司

出售附屬公司之影響概要如下：

	二零零二年	二零零一年
	港幣千元	*港幣千元*
出售資產淨值：		
物業、廠房及設備	–	3,826
投資證券	160	–
存貨	–	747
貿易往來及其他應收賬款	–	3,924
銀行結存及現金	–	1,167
貿易往來及其他應付賬款	–	(10,963)
融資租賃債務	–	(202)
少數股東權益	–	(441)
	160	(1,942)
於出售時實現之滙兑儲備	–	(251)
出售附屬公司之盈利	–	3,543
	160	1,350
償付：		
貿易往來及其他應收賬款	–	1,350
現金	160	–
出售產生之現金流入(流出)淨額：		
現金代價	160	–
銀行結存及現金出售	–	(1,167)
	160	(1,167)

兩個年度出售之附屬公司對本集團現金流量、營業額及經營業績並無重大影響。

34. 購買附屬公司

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
購買資產淨值：		
物業、廠房及設備	–	1,428
存貨	–	37,509
貿易往來及其他應收賬款	–	16,456
銀行結存及現金	–	2,305
貿易往來及其他應付賬款	–	(57,493)
稅項	–	(350)
少數股東權益	–	6,746
少數股東貸款	–	(3,096)
其他貸款	–	(4,500)
	–	(995)
自應佔聯營公司權益轉入	–	18,186
	–	17,191
償付：		
應收賬款轉撥	–	17,191
有關購買附屬公司之現金流入淨額分析：		
銀行結存及現金購買	–	2,305

於二零零一年購入之附屬公司為集團提供現金運作流轉淨額港幣4,489,000元，淨投資回報及融資服務支出港幣1,302,000元，繳付稅項港幣589,000元，投資活動耗用港幣1,577,000元及融資活動集資港幣3,211,000元。

於二零零一年購入之附屬公司為本集團之營業額及經營溢利分別帶來港幣243,378,000元及港幣6,122,000元。

35. 附屬公司清盤

附屬公司清盤之影響概要如下：

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
資產淨值撇銷：		
投資證券	529	–
存貨	48	–
貿易往來及其他應收賬款	6,269	974
貿易往來及其他應付賬款	(25,041)	–
應付票據	(738)	–
應付税項	(168)	–
融資租賃債務	(81)	–
貸款	(6,071)	–
	(25,253)	974
清盤時解除之匯兑儲備	(1,032)	–
清盤時解除之資本儲備	(1,434)	–
清盤之（盈利）虧損	(27,719)	974

本年度清盤之附屬公司對本集團現金流量及業績並無重大影響。

36. 主要非現金交易

本年度內，本集團動用出售本集團於其聯營公司之全部股權之所得款項償還部份供應商貸款港幣71,837,000元。

截至二零零一年十二月三十一日止年度，本集團曾以融資租賃方式購入物業、廠房及設備。添置物業、廠房及設備之成本為港幣320,000元。

37. 與關連人士之交易

除上文附註第23、29及30項所披露之關連人士貸款外，本集團於本年度內與關連人士進行下列交易：

	二零零二年	二零零一年
	港幣千元	*港幣千元*
付予一位董事之利息支出	295	733
付予一家關連公司之利息支出	417	—
由關連人士給予之利息收入	74	—
付予一間關連公司之管理費及代理費	3,359	3,531
售貨予一家關連公司	950	—
收取自一家關連公司之保養服務收入	454	—

有關付予一名董事之利息支出乃由有關各方協定。利率介乎每年4.5%至10%。

有關付予一家關連公司之利息支出及收取自一位關連人士之利息收入乃由董事按估計市場利率釐定。

有關付予一家關連公司之管理費及代理費及售貨交易之價格乃由董事按估計市場價值釐定。

38. 經營租賃安排

本集團為出租人

本年度物業租金收入經扣除港幣4,472,000元支出（二零零一年：港幣3,722,000元）為港幣7,143,000元（二零零一年：港幣8,112,000元）。該物業於未來兩年均擁有承擔租客。

於結算日，本集團與租客定約之未來最低租賃付款如下：

	二零零二年	二零零一年
	港幣千元	*港幣千元*
於一年內	10,316	8,765
第二年至第五年（包括首尾兩年）	3,733	4,189
	14,049	12,954

本集團為承租人

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
本年度損益表已確認根據經營租賃繳付之最低付款額	9,396	16,986

於結算日，本集團不可取消之經營租賃承擔如下：

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
一年內	6,422	6,641
第二至第五年(包括首尾兩年)	2,160	2,914
	8,582	9,555

經營租賃付款指本集團就若干辦公室物業之應付租金。租賃之平均年期為兩年而租金則平均一年釐定一次。

於結算日，本公司並無不可取消之經營租賃承擔(二零零一年：無)。

39. 或然負債

於結算日，本集團及本公司未列入財務報表之或然負債如下：

	本集團		本公司	
	二零零二年 *港幣千元*	二零零一年 *港幣千元*	二零零二年 *港幣千元*	二零零一年 *港幣千元*
為附屬公司獲取銀行信貸及其他貸款作出擔保	–	–	158,822	222,423
其他擔保	–	2,141	3,120	5,097
	–	2,141	161,942	227,520

40. 資產抵押

於結算日，本集團以若干土地及樓宇、投資物業及持作出售物業之賬面淨值合共港幣349,952,000元(二零零一年：港幣355,227,000元)，與及一家附屬公司之全部資產港幣12,617,000元(二零零一年：港幣9,096,000元)作為抵押，藉以為本集團取得有抵押銀行信貸及供應商信貸。

41. 優先認股權計劃

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員，包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後，接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在香港聯合交易所有限公司(「聯交所」)之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃(「二零零一年計劃」)，主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃，董事可授出優先認股權予任何全職僱員，包括本公司及其附屬公司之執行及非執行董事，以認購本公司股份。

根據二零零一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後，接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後，將不再授出優先認股權，惟在所有其他方面，二零零一年計劃之條款仍將有效，及所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

二零零二年計劃

於二零零一年八月二十三日，聯交所宣佈修訂上市規則第17章並於二零零一年九月一日生效。為符合上市規則修訂及聯交所之公佈內容，本公司於二零零二年五月三十日採納新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎參與人對本集團所作出之貢獻，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股權之任何公司作出貢獻。二零零二年計劃為自採納日期起第十周年屆滿。

根據二零零二年計劃，本公司董事會可全權酌情決定向與本公司、其附屬公司及本集團持有任何股權之任何公司有關之以下參與人授予優先認股權：

1. 合資格僱員(包括董事)；或
2. 供應商或客戶；或
3. 提供研究、開發或其他技術支援之任何人士或公司；或
4. 股東；或
5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、行政總裁或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。就上述規則，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於採納二零零二年計劃當日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與者授出之優先認股權涉及之股份數目不得超過本公司不時之已發行股份1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出優先認股權，如超過本公司已發行股本0.1%，以及按授出當日本公司股份收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

參與者可於獲提出授予優先認股權當日起計28日內接納優先認股權，並須於接納優先認股權時繳付港幣1元作為代價。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會決定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會決定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日內的股份收市價平均數；或本公司股份面值。

於二零零二年三月十五日獲准之股本重組

二零零二年三月十五日股東特別大會通過決議案，批准股本重組(「重組一」)，當中涉及股本削減、股份拆細及股份合併，以及供股連紅股發行(基準為每認購一股供股股份獲發三股紅股，股款須於接納時繳足)。

重組一以及供股連紅股發行詳情見於二零零二年二月二十日及二零零二年三月十五日之本公司通函及章程內。

於二零零二年九月十八日獲准之股本重組

根據二零零二年九月十八日股東特別大會通過的決議案，另一項股本重組(「重組二」)獲得批准，當中涉及股份溢價賬削減、註銷累積虧損、股份合併，以及向股東發行紅股(基準為每一股合併股份獲發十股紅股)。

有關重組二以及紅股發行詳情，載錄於二零零二年八月二十三日之本公司通函內。

於二零零二年十二月三十一日，根據一九九一年計劃、二零零一年計劃及二零零二年計劃已授出及尚未行使之優先認股權所涉及之股份數目分別為47,984,001股、61,331,127股及46,795,981股(二零零一年：分別為101,770,400股、111,700,000股及無)，分別佔當日本公司已發行股本6.2%、7.9%及6.0%(二零零一年：分別佔7.2%、7.9%及無)。

下表披露本公司僱員(包括董事)於年內所持優先認股權以及該等股權變動之詳情：

計劃類別	授出日期	於二零零二年一月一日尚未行使 調整前	於二零零二年一月一日尚未行使 調整後#	於二零零二年六月四日授出	期內失效	於二零零二年六月三十日尚未行使 調整前	於二零零二年六月三十日尚未行使 調整後@	於二零零二年九月二十四日授出	期內重新分配	期內失效	於二零零二年十二月三十一日尚未行使	行使期	行使價 調整前 港幣元	行使價 調整後# 港幣元	行使價 調整後@ 港幣元
一九九一年	一九九六年五月十三日	11,318,400	5,659,200	-	5,659,200	-	-	-	-	-	-	一九九六年六月十三日至二零零二年六月三十日	0.9460	3.0963	-
一九九一年	一九九七年七月二十八日	30,000,000	15,000,000	-	500,000	14,500,000	15,951,594	-	-	-	15,951,594	一九九七年八月二十八日至二零零三年九月十日	0.5330	1.7445	1.5858
一九九一年	一九九八年一月十九日	8,314,000	4,157,000	-	223,000	3,934,000	4,327,817	-	-	22,002	4,305,815	一九九八年二月十九日至二零零四年三月十二日	0.2200	0.7201	0.6546
一九九一年	一九九八年六月十日	1,000,000	500,000	-	-	500,000	550,055	-	-	-	550,055	一九九八年七月二十四日至二零零四年七月二十三日	0.1053	0.3446	0.3132
一九九一年	一九九九年十二月二十一日	15,348,000	7,674,000	-	252,500	7,421,500	8,164,437	-	-	14,300	8,150,137	二零零零年二月一日至二零零六年三月二十一日	0.1400	0.4582	0.4165
一九九一年	二零零零年二月十一日	8,330,000	4,165,000	-	500,000	3,665,000	4,031,901	-	-	-	4,031,901	二零零零年三月十八日至二零零六年三月二十一日	0.3264	1.0683	0.9711
一九九一年	二零零零年九月八日	3,000,000	1,500,000	-	-	1,500,000	1,650,165	-	-	-	1,650,165	二零零零年十一月五日至二零零六年十一月四日	0.1413	0.4625	0.4204
一九九一年	二零零一年一月十八日	460,000	230,000	-	100,000	130,000	143,014	-	-	-	143,014	二零零一年三月六日至二零零七年三月十四日	0.1000	0.3273	0.2975
一九九一年	二零零一年五月二十八日	24,000,000	12,000,000	-	-	12,000,000	13,201,320	-	-	-	13,201,320	二零零一年六月二十九日至二零零七年六月二十九日	0.1000	0.3273	0.2975
二零零一年	二零零一年八月十日	106,000,000	53,000,000	-	-	53,000,000	58,305,830	-	-	-	58,305,830	二零零一年九月十四日至二零零七年九月十八日	0.1000	0.3273	0.2975
二零零一年	二零零一年八月二十九日	4,700,000	2,350,000	-	100,000	2,250,000	2,475,242	-	-	-	2,475,242	二零零一年九月三十日至二零零七年九月三十日	0.1000	0.3273	0.2975
二零零一年	二零零一年十一月二十三日	1,000,000	500,000	-	-	500,000	550,055	-	-	-	550,055	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1000	0.3273	0.2975
二零零二年	二零零二年六月四日	-	-	27,150,000	-	27,150,000	29,867,981	-	-	-	29,867,981	二零零二年六月四日至二零零八年六月三日	-	0.1584	0.1440
二零零二年	二零零二年九月二十四日	-	-	-	-	-	-	16,928,000	-	-	16,928,000	二零零二年九月二十四日至二零零八年九月二十三日	-	-	0.1000
總計：		213,470,400	106,735,200	27,150,000	7,334,700	126,550,500	139,219,411	16,928,000	-	36,302	156,111,109				

\# 根據一九九一年計劃及二零零一年計劃授出之優先認股權數目，以及各自之認購價已就分別於二零零二年三月及四月完成之股本重組及供股連紅股發行作出調整。

@ 根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出之優先認股權數目，以及各自之認購價已就於二零零二年九月完成之股本重組及紅股發行作出調整。

計劃類別	授出日期	二零零一年一月一日尚未行使	年內授出	年內失效	二零零一年十二月三十一日尚未行使	行使期	行使價 港幣元
一九九一年	一九九六年五月十三日	11,556,000	–	237,600	11,318,400	一九九六年六月十三日至二零零二年六月三十日	0.9460
一九九一年	一九九七年七月二十八日	30,000,000	–	–	30,000,000	一九九七年八月二十八日至二零零三年九月十日	0.5330
一九九一年	一九九八年一月十九日	8,518,000	–	204,000	8,314,000	一九九八年二月十九日至二零零四年三月十二日	0.2200
一九九一年	一九九八年六月十日	1,000,000	–	–	1,000,000	一九九八年七月二十四日至二零零四年七月二十三日	0.1053
一九九一年	一九九九年十二月二十一日	15,408,000	–	60,000	15,348,000	二零零零年二月一日至二零零六年三月二十一日	0.1400
一九九一年	二零零零年二月十一日	9,490,000	–	1,160,000	8,330,000	二零零零年三月十八日至二零零六年三月二十一日	0.3264
一九九一年	二零零零年九月八日	3,000,000	–	–	3,000,000	二零零零年十一月五日至二零零六年十一月四日	0.1413
一九九一年	二零零一年一月十八日	–	24,160,000	23,700,000	460,000	二零零一年三月六日至二零零七年三月十四日	0.1000
一九九一年	二零零一年五月二十八日	–	24,000,000	–	24,000,000	二零零一年六月二十九日至二零零七年六月二十九日	0.1000
二零零一年	二零零一年八月十日	–	106,000,000	–	106,000,000	二零零一年九月十四日至二零零七年九月十八日	0.1000
二零零一年	二零零一年八月二十九日	–	4,700,000	–	4,700,000	二零零一年九月三十日至二零零七年九月三十日	0.1000
二零零一年	二零零一年十一月二十三日	–	1,000,000	–	1,000,000	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1000
總計：		78,972,000	159,860,000	25,361,600	213,470,400		

由董事持有之優先認股權(已包含於上表)之詳情如下：

計劃類別	授出日期	於二零零二年一月一日尚未行使 調整前	於二零零二年一月一日尚未行使 調整後#	於二零零二年六月四日授出	期內失效	於二零零二年六月三十日尚未行使 調整前	於二零零二年六月三十日尚未行使 調整後@	於二零零二年九月二十四日授出	期內重新分配	期內失效	於二零零二年十二月三十一日尚未行使	行使期	行使價 調整前 港幣元	行使價 調整後# 港幣元	行使價 調整後@ 港幣元
一九九一年	一九九六年五月十三日	6,120,000	3,060,000	-	3,060,000	-	-	-	-	-	-	一九九六年六月十三日至二零零二年六月十六日	0.9460	3.0963	-
一九九一年	一九九七年七月二十八日	27,000,000 *	13,500,000 *	-	-	13,500,000 *	14,851,484 *	-	-	-	14,851,484 *	一九九七年八月二十八日至二零零三年八月三十日	0.5330	1.7445	1.5858
一九九一年	一九九八年一月十九日	6,100,000 *	3,050,000 *	-	-	3,050,000 *	3,355,335 *	-	-	-	3,355,335 *	一九九八年二月十九日至二零零四年二月二十一日	0.2200	0.7201	0.6546
一九九一年	一九九八年六月十日	1,000,000	500,000	-	-	500,000	550,055	-	-	-	550,055	一九九八年七月二十四日至二零零四年七月二十三日	0.1053	0.3446	0.3132
一九九一年	一九九九年十二月二十一日	13,500,000 *	6,750,000 *	-	-	6,750,000 *	7,425,741 *	-	-	-	7,425,741 *	二零零零年二月六日至二零零六年二月十日	0.1400	0.4582	0.4165
一九九一年	二零零零年二月十一日	7,000,000	3,500,000	-	-	3,500,000	3,850,384	-	-	-	3,850,384	二零零零年三月十八日至二零零六年三月二十一日	0.3264	1.0683	0.9711
一九九一年	二零零一年一月十八日	260,000	130,000	-	-	130,000	143,014	-	-	-	143,014	二零零一年三月六日至二零零七年三月五日	0.1000	0.3273	0.2975
一九九一年	二零零一年五月二十八日	24,000,000	12,000,000	-	-	12,000,000	13,201,320	-	(11,001,100)**	-	2,200,220	二零零一年六月二十九日至二零零七年六月二十九日	0.1000	0.3273	0.2975
二零零一年	二零零一年八月十日	106,000,000	53,000,000	-	-	53,000,000	58,305,830	-	(19,251,925)**	-	39,053,905	二零零一年九月十四日至二零零七年九月十八日	0.1000	0.3273	0.2975
二零零一年	二零零一年八月二十九日	1,000,000 *	500,000 *	-	-	500,000 *	550,054 *	-	-	-	550,054 *	二零零一年九月三十日至二零零七年九月二十九日	0.1000	0.3273	0.2975
二零零二年	二零零二年六月四日	-	-	4,400,000	-	4,400,000	4,840,484	-	-	-	4,840,484	二零零二年六月四日至二零零八年六月三日	-	0.1584	0.1440
二零零二年	二零零二年九月二十四日	-	-	-	-	-	-	16,928,000	(7,748,000)**	-	9,180,000	二零零二年九月二十四日至二零零八年九月二十三日	-	-	0.1000
總計：		191,980,000	95,990,000	4,400,000	3,060,000	97,330,000	107,073,701	16,928,000	(38,001,025)	-	86,000,676				

* 包括授予李文輝先生之配偶之優先認股權。

** Barry John BUTTIFANT先生曾為本公司之執行董事，於二零零二年十一月七日辭任。

於彼辭任前已獲授之優先認股權因此重新分配到授予「持續合約僱員」之優先認股權。

根據一九九一年計劃及二零零一年計劃授出之優先認股權數目，以及各自之認購價已就分別於二零零二年三月及四月完成之股本重組及供股連紅股發行作出調整。

@ 根據一九九一年計劃、二零零一年計劃及二零零二年計劃授出之優先認股權數目，以及各自之認購價已就於二零零二年九月完成之股本重組及紅股發行作出調整。

計劃類別	授出日期	二零零一年一月一日尚未行使	年內授出	年內失效	二零零一年十二月三十一日尚未行使	行使期	行使價 港幣元
一九九一年	一九九六年五月十三日	6,120,000	–	–	6,120,000	一九九六年六月十三日至二零零二年六月十六日	0.9460
一九九一年	一九九七年七月二十八日	27,000,000*	–	–	27,000,000*	一九九七年八月二十八日至二零零三年八月三十日	0.5330
一九九一年	一九九八年一月十九日	6,100,000*	–	–	6,100,000*	一九九八年二月十九日至二零零四年二月二十一日	0.2200
一九九一年	一九九八年六月十日	1,000,000	–	–	1,000,000	一九九八年七月二十四日至二零零四年七月二十三日	0.1053
一九九一年	一九九九年十二月二十一日	13,500,000*	–	–	13,500,000*	二零零零年二月六日至二零零六年二月十日	0.1400
一九九一年	二零零零年二月十一日	7,000,000	–	–	7,000,000	二零零零年三月十八日至二零零六年三月二十一日	0.3264
一九九一年	二零零一年一月十八日	–	23,960,000*	23,700,000*	260,000	二零零一年三月六日至二零零七年三月五日	0.1000
一九九一年	二零零一年五月二十八日	–	24,000,000	–	24,000,000	二零零一年六月二十九日至二零零七年六月二十九日	0.1000
二零零一年	二零零一年八月十日	–	106,000,000	–	106,000,000	二零零一年九月十四日至二零零七年九月十八日	0.1000
二零零一年	二零零一年八月二十九日	–	1,000,000*	–	1,000,000*	二零零一年九月三十日至二零零七年九月二十九日	0.1000
總計：		60,720,000	154,960,000	23,700,000	191,980,000		

*　包括授予李文輝先生之配偶之優先認股權。

年內因僱員（包括董事）接納優先認股權而收取之總代價為港幣37元（二零零一年：港幣30元）。

年內所授出優先認股權之價值並無於損益表內確認為支出（二零零一年：無）。

42. 主要附屬公司

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
直接附屬公司				
Wo Kee Hong (B.V.I.) Limited	英屬處女群島	100.0	每股面值0.01美元之股份30,000股	投資控股
間接附屬公司				
快意汽車有限公司	香港	86.0	每股面值港幣10元之股份10,000股	買賣汽車及相關配件及提供汽車維修服務
Bodyworld International (B.V.I.) Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	貿易品牌控股
Cliven Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股10股	投資控股
Corich Enterprises Inc.	英屬處女群島	100.0	每股面值1美元之股份100股	投資控股
East Wood Offshore Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Eight Wonders Company Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
愛輝有限公司	香港	100.0	每股面值港幣1元之股份2股	物業租賃代理
Ever Rising Investments Limited	香港	100.0	每股面值港幣1元之股份2股	物業投資
Excellent Top Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份180,000股	貿易品牌控股

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司				
Flying Colours Company Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Full Moon Overseas Limited	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Haverest Moon Holdings Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
勵駿汽車有限公司	香港	86.0	每股面值港幣10元之股份60,000股	買賣汽車及相關配件及提供汽車維修服務
Jacobean Co. Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Locomotion Enterprises Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
澳門和記行有限公司	澳門	100.0	葡幣10,000元	買賣影音設備、空調及冷凍產品及提供空調設備及電子用品維修保養服務
Maiden Pink Limited	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
新華景有限公司	香港	100.0	每股面值港幣1元之股份2股	物業控股
買家倉有限公司	香港	100.0	每股面值港幣1元之股份2股	貿易品牌控股

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司				
買家倉(香港)有限公司	香港	100.0	每股面值港幣1元之股份1,000,000股	經營貨倉
和記電業(環球)有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份2股及每股面值港幣1元之普通股份1,000股	投資控股
Midtown Company Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Most Advance International Ltd.	英屬處女群島	100.0	每股面值1美元之股份1股	投資控股
New Castle Development Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Number One Enterprises Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Rising Sun Development Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Riverlily Enterprises Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Rogers International Limited	巴哈馬	100.0	每股面值1美元之股份2股	貿易品牌控股
信和工程有限公司	香港	100.0	每股面值港幣1元之無投票權遞延股份5,000,000股及每股面值港幣1元之普通股份2股	投資控股

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司				
Sincere Overseas Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Skyline Trading Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Stoneycroft Estates Limited	香港	100.0	每股面值港幣1元之無投票權遞延股份20,000,000股及每股面值港幣1元之普通股份1,000股	物業投資
勵安有限公司	香港	86.0	每股面值港幣100元之股份261,687股	投資控股
Waterfront Company Ltd.	英屬處女群島／中國	100.0	每股面值1美元之股份1股	物業投資
Wo Kee Hong Distribution Pte Ltd	新加坡	100.0	每股面值1新加坡元之普通股份4,500,000股	經銷家用及汽車音響器材及配件
Wo Kee Hong Electronics Sdn. Bhd.	馬來西亞	100.0	每股面值馬幣1元之普通股份1,000,000股	經銷影音設備
和記電業財務有限公司	香港	100.0	每股面值港幣1元之股份2股	財務及借貸

附屬公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
間接附屬公司				
和記電業有限公司	香港	100.0	每股面值港幣1,000元之無投票權遞延股份10,000股及每股面值港幣1,000元之普通股份2股	投資控股及經銷影音設備、汽車音響及電子產品、空調及冷凍產品、電器及電子零件
Wo Kee Hong Professional Air Conditioning Pte Ltd	新加坡	93.5	每股面值1新加坡元之股份5,000,000股	經銷空調產品
Wo Kee Hong Trading Sdn. Bhd. (前稱Wo Kee Hong Professional Air Conditioning Sdn. Bhd.)	馬來西亞	100.0	每股面值馬幣1元之普通股份4,200,000股	經銷及裝置空調產品
Wo Kee Joyful Limited	香港	100.0	每股面值港幣1元之股份2,000,000股	公司秘書服務
和記電器服務有限公司	香港	100.0	每股面值港幣100元之無投票權遞延股份2股及每股面值港幣100元之普通股份19,998股	提供倉務、送貨及維修保養服務
東莞市先和亞太電器有限公司	中國	100.0	人民幣1,000,000元	經銷空調、電器及電子產品

董事認為，以上只載列對本集團業績或資產有重要影響之本公司附屬公司。如載列其他附屬公司詳情，董事則認為所佔用之篇幅將會非常冗長。

43. 主要聯營公司

於二零零二年十二月三十一日，主要聯營公司詳情如下：

聯營公司名稱	註冊成立／經營地點	本集團應佔之股權百分比	已發行及繳足股本或註冊股本	主要業務
金羚電器有限公司	中國	50.0	人民幣263,500,000元	製造及買賣洗衣機

董事認為，以上只載列對本集團業績或資產有重要影響之本集團聯營公司。如載列其他聯營公司，董事則認為所佔用之篇幅將會非常冗長。

3. 本集團未經審核經調整備考綜合有形資產淨值報表

下列報表為本集團經計入供股之未經審核經調整備考綜合有形資產淨值，乃根據本集團於二零零二年十二月三十一日之經審核有形資產淨值而編製：

	港幣千元
於二零零二年十二月三十一日本集團之經審核綜合有形資產淨值	345,368
加：估計供股所得款項淨額	32,000
緊隨供股連紅股發行後備考綜合有形資產淨值	377,368
供股連紅股發行前按已發行852,367,051股股份計算之每股經審核綜合有形資產淨值	0.405港元
緊隨供股連紅股發行完成後及按已發行2,216,154,331股股份計算之每股備考綜合有形資產淨值	0.170港元

4. 債項聲明

於二零零三年六月三十日營業時間結束時(即本供股章程付印前，以確定當中所載資料之最後實際可行日期)，本集團之未償還銀行貸款約為101,000,000港元(其中90,000,000港元乃以本集團若干資產包括物業、銀行存款及存貨作固定抵押以及就一間附屬公司之所有資產之固定及浮動抵押作押)。此外，本集團於該日尚未償還一名董事之無抵押貸款約為18,700,000港元、關連公司之無抵押貸款約為4,500,000港元、一名供應商之有抵押貸款約為130,600,000港元，及少數股東之無抵押貸款約為1,500,000港元。

除上述者或本供股章程另行披露者以及集團內公司間負債外，於二零零三年六月三十日營業時間結束時，本集團並無任何未償還之已發行或同意發行之貸款資本、銀行透支、貸款或其他類似債務、承兑負債或承兑信貸、債券、按揭、抵押、租購承擔、擔保或其他重大或然負債。

5. 營運資金

董事認為經計入現有銀行信貸、內部資源以及預期供股所得款項淨額約32,000,000港元後，在並無不可預見之情況下，本集團將有充足營運資金，以應付其目前資金所需。

1. 責任聲明

本供股章程遵照上市規則之規定提供有關本公司之資料。各董事願就本供股章程所載資料之準確性共同及個別承擔全部責任，並經一切合理查詢後，確認就彼等所深知及確信，本供股章程內並無遺漏其他事實，致使本供股章程中任何內容產生誤導。

2. 股本

本公司緊隨供股連紅股發行完成後之法定及已發行股本將為如下：

法定：		*港元*
3,500,000,000	股股份（於最後實際可行日期）	350,000,000.00
已發行及將發行繳足或入賬列作繳足股份：		
852,367,051	股已發行股份（於最後實際可行日期）	85,236,705.10
340,946,820	股將根據供股發行之股份*（附註）*	34,094,682.00
1,022,840,460	股將根據紅股發行之股份*（附註）*	102,284,046.00
2,216,154,331	股已發行股份（緊隨供股連紅股發行完成後）	221,615,433.10

附註： 於最後實際可行日期，尚未行使之購股權可認購合共171,676,201股股份。於購股權持有人當中，董事李永森先生、李文輝先生、何秀月女士、李文彬先生、余金霞女士、孫志冲先生、李卓民先生及陳文生先生以及彼等之聯繫人士合共可認購94,600,731股股份，彼等已向本公司及包銷商作出不可撤回承諾，不會在接納日期或之前行使各自之購股權所附之認購權。

倘若尚餘未有行使之購股權於記錄日期或之前獲悉數行使，則將因此根據供股連紅股發行分別再發行30,830,188股供股股份及92,490,564股紅股。

3. 董事資料

執行董事

姓名	**地址**
李永森 *（榮譽主席）*	香港 司徒拔道41A 玫瑰新邨 17樓A1室
李文輝 *（執行主席兼行政總裁）*	香港 司徒拔道 肇輝台1C、2樓
孫志冲	香港 西摩道8號C-5室
李文彬	香港 司徒拔道41A 玫瑰新邨 17樓A1室

非執行董事

姓名	**地址**
余金霞	香港 司徒拔道41A 玫瑰新邨 17樓A1室

獨立非執行董事

姓名	地址
陳文生	香港 蒲魯賢徑9號 寶園25樓B室
李卓民	香港 淺水灣 淺水灣道102號F室

董事資歷如下：

執行董事

李永森，76歲，本公司創辦人兼榮譽主席，彼等代理消費品積58年經驗，自本集團創立至今，一直參與策劃本集團之市務及策略事宜。彼獲選為港九無線電聯會董事與港九電器商聯會有限公司名譽會長。

李文輝，BSB、MBA，46歲，本公司執行主席兼行政總裁，為李永森先生及余金霞女士之子，對經銷消費品積23年經驗。彼獲明尼蘇達州大學(University of Minnesota)頒發工商管理學士及碩士銜。彼曾連續兩屆獲選並擔任港九無線電聯會之會長，此為香港影音事業的聯會。彼已任職本集團19年。

孫志沖，MBA，56歲，和記電業有限公司家電業務團之董事及勵安有限公司董事。彼對商管、銷售及推銷汽車、電器及空調產品方面積31年經驗。彼已任職本集團約7年。

李文彬，BSc、MSc，麥芝根大學，MSc，史丹福大學，44歲，於二零零二年一月委任為本公司董事。李先生為李永森先生與余金霞女士之兒子，亦為李文輝先生胞弟。負責本集團策略規劃及開發新項目。加盟本集團之前，曾於Apple Computer International Limited研發部任職系統軟件專家一職，為時5年。在擔任本職之前，曾於一九九一年至一九九七年期間積極參與本集團業務。

非執行董事

余金霞，70歲，李永森先生之妻子，自一九六二年至一九八九年十二月一直參與本集團之決策事宜，此後一直擔任本公司之非執行董事。彼於貿易及分銷消費者產品具逾28年經驗。

獨立非執行董事

陳文生，M.A.，劍橋大學，47歲，彼自一九九九年四月起擔任本公司之獨立非執行董事。陳先生為利興發展有限公司主席兼董事總經理，並為馬來西亞上市公司IGB Corporation Berhad之執行董事及在香港聯合交易所有限公司上市之南華集團有限公司、南華證券有限公司、South China Industries Limited及麗星郵輪有限公司之董事。彼並擔任多間公司之董事。

李卓民，Ed.M，哈佛大學，47歲，裕大有限公司主席兼董事總經理，並為美國房地產發展及投資公司East West Enterprises Co. Ltd.及Oasis Development Enterprises集團之主席。彼亦是美國Gordon College (USA) 之East West Institute of International Studies之創辦人及董事。多年來，彼並擔任多間社會及慈善機構之董事。

高層管理人員

Herbert ADAMCZYK(夏德成)，62歲，勵安有限公司之董事總經理，對香港汽車貿易積38年經驗。彼擁有汽車工程學歷，已任職勵安集團20年，而該集團為本集團之附屬公司。

Barry John BUTTIFANT(畢滌凡)，58歲，本公司業務及企業發展顧問。對企業及財務管理累積30年經驗。彼居港逾24年，加入和記行(集團)有限公司前，彼於萬威國際有限公司擔任董事總經理超過8年及曾於森那美香港有限公司及寶麗碧集團工作超過11年，其間曾出任財務董事及董事總經理。彼亦為佐丹奴國際有限公司、台和商事控股有限公司及招商迪辰(亞洲)有限公司之獨立非執行董事。畢先生為英國特許公認會計師公會及香港會計師公會資深會員，彼亦為Chartered Management Institute、香港管理專業協會及香港董事學會之資深會員。

陳振榮，FCCA，AHKSA，42歲，本集團財務經理。彼於貿易及製造業擁有17年財務及會計經驗。彼已任職本集團約6年。

張國存，MBA，39歲，和記電業有限公司影音及香港和記廣告有限公司之總經理，彼亦為買家倉(香港)有限公司之總經理。彼對工業及消費產品方面積14年之銷售及推銷經驗。彼已任職本集團11年。

Kwang Liang CHIA(謝光亮)，BSBA (Hons)，42歲，Wo Kee Hong Distribution Pte Ltd之董事及兼任多間新加坡公司助理總經理。彼於加入本集團前，為KPMG Peat Marwick之核數師積5年經驗及一間跨國公司積3年經驗。彼為新加坡武裝部隊現任軍官之職。彼已任職本集團9年。

Siew Yit HOH(何秀月)，37歲，Wo Kee Hong Community Services Limited董事，李文輝先生之妻子，彼對服務行業積14年經驗及對社區公共關係積11年經驗。彼已任職本集團11年。

梁鴻偉，54歲，本集團汽車電子營業部營業總經理，對銷售電子產品積30年經驗。彼已任職本集團30年。

鄧慧瑩，BBA，38歲，集團人力資源及行政部高級經理及和記電業有限公司高級市務經理。彼於香港及中國B2B及B2C方面積15年之銷售及推廣經驗。經常參與集團之業務發展、行政及運作。彼畢業於香港浸會大學，持工商管理學士(主修辦公室管理)，並為香港市務學會之會員。彼已任職本集團11年。

唐志才，50歲，本集團之營業經理。彼於音響銷售及推銷積逾25年經驗。對於國內的銷售更擁有豐富經驗。彼已任職本集團30年。

胡嘉樵，55歲，和記電業有限公司家電業務團之營業總經理及金羚電器有限公司董事，彼曾於國際性空調工程公司任職多年，在銷售及推廣空調產品方面累積了33年經驗，現主要負責發展中國空調市場及推廣，彼已任職本集團4年。

丘棟濂，53歲，和記電業有限公司家電業務團(中央空調部)之營業總監兼總經理，對銷電器消費產品及商用冷氣產品積逾33年經驗。彼持有香港中文大學工商管理學院之市場與國際企業管理文憑及為美國暖氣、冷凍及冷氣工程師公會(American Society of Heating, Refrigerating and Air-conditioning Engineers, Inc.)會員。彼已任職本集團33年。

游汝祥，50歲，和記電業有限公司家電業務團之總經理。彼於商業管理、廣告策劃、銷售及推廣積25年經驗。彼已任職本集團10年。

葉偉亮，42歲，勵駿汽車有限公司之董事。彼於銷售及推銷消費產品積17年經驗。彼持有香港浸會大學工商管理榮譽文憑(主修市場學)。彼已任職本集團10年。

4. 公司資料及有關各方

註冊辦事處	Cedar House 41 Cedar Avenue Hamilton HM12 Bermuda
香港主要辦事處	香港 新界葵涌 青山道585-609號 和記行大廈 A座10樓
授權代表	李文輝先生 孫志冲先生

核數師	德勤•關黃陳方會計師行 *執業會計師* 香港 干諾道中111號 永安中心26樓
本公司財務顧問	滙富融資有限公司 香港 中環 夏慤道10號 和記大廈5樓
包銷商	滙富証券有限公司 香港 中環 夏慤道10號 和記大廈5樓
	Modern Orbit Limited P.O. Box 3340 Road Town, Tortola, British Virgin Islands
本公司及供股之法律顧問 (香港法律)	美富律師事務所 香港 皇后大道中30號 娛樂行21樓
本公司法律顧問 (百慕達法律)	Appleby Spurling & Kempe 香港 中環 皇后大道中99號 中環中心 5511室
香港股份過戶登記分處	標準證券登記有限公司 香港 灣仔 告士打道56號 東亞銀行港灣中心地下

主要往來銀行

東亞銀行有限公司
香港
德輔道中10號

中信嘉華銀行有限公司
香港
德輔道中232號

盤谷銀行
香港
德輔道中28號

5. 董事權益披露

(a) 於最後實際可行日期，各董事及本公司行政總裁於本公司或其相聯法團（定義見證券及期貨條例第XV部份）股份、相關股份及債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文被計作或視作彼等擁有之權益及淡倉），或依據證券及期貨條例第352第須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(i) 於最後實際可行日期於股份之實益權益及淡倉

			股份數目		
董事姓名	個人權益	家族權益	公司權益	其他	總計
李文輝	12,909,380	2,591,820 *(附註1)*	450,513,734 *(附註2)*	–	466,014,934
李文彬	1,815,000	–	456,074,192 *(附註2及3)*	–	457,889,192
余金霞	20,037,370	–	450,513,734 *(附註2)*	–	470,551,104
孫志冲	181,500	–	–	–	181,500

附註：

1. 該2,591,820股股份由李文輝先生之配偶何秀月女士擁有。

2. 該450,513,734股股份由Cyber Tower Inc.作為The WS Lee Unit Trust之受託人全資擁有之Modern Orbit持有。The WS Lee Unit Trust 99%之單位由一項全權信託持有，而李永森先生之家族成員(包括余金霞女士、李文輝先生及李文彬先生)為該信託之受益人。The WS Lee Unit Trust餘下之1%單位由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，並由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該456,074,192股股份中，5,560,458股股份由Fisherman Enterprises Inc.持有，該公司為一間於英屬處女群島註冊成立之公司，並由李文彬先生全資擁有。

4. 於股份之所有權益屬好倉。概無董事持有任何股份之淡倉。

(ii) 於最後實際可行日期於本公司股本衍生工具之有關股份之實益權益及淡倉：

董事姓名	授予購股權日期	購股權可認購之股份數目	行使期限	每股認購價 *港元*
李永森	一九九七年七月二十八日	7,563,255	一九九七年八月三十一日至二零零三年八月三十日	1.4416
	一九九八年一月十九日	1,815,181	一九九八年二月二十二日至二零零四年二月二十一日	0.5951
	一九九九年十二月二十一日	3,932,892	二零零零年二月十一日至二零零六年二月十日	0.3786
	二零零零年二月十一日	1,815,181	二零零零年三月二十一日至二零零六年三月二十日	0.8828
	二零零一年八月十日	21,177,117	二零零一年九月十六日至二零零七年九月十五日	0.2705
	二零零二年九月二十四日	246,400	二零零二年九月二十四日至二零零八年九月二十三日	0.1000#

董事姓名	授予購股權日期	購股權可認購之股份數目	行使期限	每股認購價 港元
李文輝	一九九七年七月二十八日	8,168,315*	一九九七年八月二十八日至二零零三年八月二十七日	1.4416
	一九九八年一月十九日	1,875,686*	一九九八年二月十九日至二零零四年二月十八日	0.5951
	一九九八年六月十日	605,060	一九九八年七月二十四日至二零零四年七月二十三日	0.2847
	一九九九年十二月二十一日	4,053,904*	二零零零年二月七日至二零零六年二月六日	0.3786
	二零零零年二月十一日	2,117,711	二零零零年三月十八日至二零零六年三月十七日	0.8828
	二零零一年五月二十八日	2,420,242	二零零一年六月二十九日至二零零七年六月二十八日	0.2705
	二零零一年八月十日	21,177,117	二零零一年九月十六日至二零零七年九月十五日	0.2705
	二零零一年八月二十九日	302,529*	二零零一年九月三十日至二零零七年九月二十九日	0.2705
	二零零二年九月二十四日	8,522,800	二零零二年九月二十四日至二零零八年九月二十三日	0.1000#

*　向李文輝先生之配偶配發之購股權已計入李文輝先生之權益內。

董事姓名	授予購股權日期	購股權可認購之股份數目	行使期限	每股認購價
				港元
李文彬	二零零二年六月四日	1,210,121	二零零二年六月四日至二零零八年六月三日	0.1309
	二零零二年九月二十四日	550,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000#
孫志冲	一九九七年七月二十八日	605,060	一九九七年八月三十一日至二零零三年八月三十日	1.4416
	一九九九年十二月二十一日	181,517	二零零零年二月六日至二零零六年二月五日	0.3786
	二零零零年二月十一日	302,529	二零零零年三月二十二日至二零零六年三月二十一日	0.8828
	二零零一年一月十八日	157,315	二零零一年三月六日至二零零七年三月五日	0.2705
	二零零一年八月十日	605,060	二零零一年九月十九日至二零零七年九月十八日	0.2705
	二零零二年六月四日	2,420,242	二零零二年六月四日至二零零八年六月三日	0.1309
	二零零二年九月二十四日	770,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000#
余金霞	二零零一年八月二十九日	302,539	二零零一年九月三十日至二零零七年九月二十九日	0.2705
李卓民	二零零二年六月四日	847,084	二零零二年六月四日至二零零八年六月三日	0.1309
	二零零二年九月二十四日	4,400	二零零二年九月二十四日至二零零八年九月二十三日	0.1000#
陳文生	二零零二年六月四日	847,084	二零零二年六月四日至二零零八年六月三日	0.1309
	二零零二年九月二十四日	4,400	二零零二年九月二十四日至二零零八年九月二十三日	0.1000#

由於法例上不得以低於面值0.10港元發行新股份，因此該等購股權之行使價已調整至0.10港元。

(iii) 於最後實際可行日期於相聯法團之實益權益及淡倉

董事姓名	相聯法團名稱	持有或擁有之股份數目或股本權益金額	股份／權益類別及／或概況
李永森	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞	和記電業有限公司	400	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	福和貿易有限公司	34,335	無投票權遞延股

除本附錄所披露者外，於最後實際可行日期，各董事或本公司行政總裁概無於本公司或任何相聯法團（定義見證券及期貨條例第XV部）任何股份、有關股份或債務證券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或持有之淡倉（包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉），或依據證券及期貨條例第352節須列入該條例所述登記冊內或依據上市規則所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或淡倉。

自二零零二年十二月三十一日（本公司最近期刊發之經審核賬目之結算日）以來，各董事並無在本集團任何成員公司所買賣或租賃或建議買賣或租賃之任何資產中概無擁有直接或間接任何權益。

各董事於本供股章程日期仍然生效且與本集團整體業務有重大關係之任何合約或安排中概無擁有重大權益。

6. 擁有根據證券及期貨條例第XV部第2及3分部須予披露之權益或淡倉之人士以及主要股東

除下文所述者外，於最後實際可行日期，據董事所知，(i)概無人士擁有或被視作或計作擁有須根據證券及期貨條例第XV部第2及3分部之條文而向本公司及聯交所披露之本公司股份或有關股份之權益或淡倉；及(ii)概無其他人士（不包括本集團任何成員公司）直接或間接擁有附有權利可在所有情況下在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益或就該等股本擁有任何購股權：

公司名稱	股份數目	於最後實際可行日期於已發行股份總數之概約百分比
Modern Orbit	450,513,734	52.86%

附註： 該450,513,734股股份由Cyber Tower Inc.作為The WS Lee Unit Trust之受託人全資擁有之Modern Orbit持有。The WS Lee Unit Trust 99%之單位由一項全權信託持有，而李永森先生之家族成員（包括余金霞女士、李文輝先生及李文彬先生）為該信託之受益人。The WS Lee Unit Trust餘下之1%單位由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，並由余金霞女士、李文輝先生及李文彬先生擁有。

7. 重大合約

緊接本供股章程刊發日期前兩年，本公司或其附屬公司訂立下列屬於或可能屬於重大之合約（並非為日常業務過程中訂立之合約）如下：

(a) ebuystore (B.V.I.) Limited（「ebuystore BVI」）（作為買方）與Racer Profits Limited（「Racer Profits」）（作為賣方）以代價351港元購入Mega Warehouse (B.V.I.) Limited（「Mega」）之45%權益而於二零零一年九月二十一日訂立之協議；

(b) Racer Profits與ebuystore BVI以代價1.00港元轉讓Mega欠予Racer Profits為數4,045,739港元之股東貸款而於二零零一年九月二十一日訂立之轉讓契據；

(c) ebuystore BVI（作為買方）與Rich Destiny Holdings Limited（作為賣方）以代價195港元購入ebuystore.com Limited 25%權益而於二零零一年九月二十一日訂立之協議；

(d) 李文輝先生與ebuystore BVI就以代價1.00港元轉讓易買網有限公司欠付李文輝先生為數777,650港元之董事貸款而於二零零一年九月二十一日訂立之轉讓契據；

(e) 本公司與三菱重工業株式會社（「三菱重工」）於二零零一年十一月九日就償還本集團欠負三菱重工之全部金額而訂立之協議；

(f) 本公司之全資附屬公司Wo Kee Hong (Singapore) Pte Ltd.作為轉讓人與Eroklsir Auto Services Pte Ltd.作為承讓人於二零零一年十二月十八日就以7,000,000坡幣代價轉讓新加坡共和國一項物業而訂立之轉讓契據；

(g) Wo Kee Hong (B.V.I.) Limited（作為賣方）與李永森先生（作為買方）以代價1,300,000港元出售Golden City Equities Limited之全部已發行股本而於二零零一年十二月三十一日訂立之協議；

(h) 本公司、李永森先生、李文輝先生、余金霞女士、李文彬先生、Fisherman Enterprises Inc.及Unit Cosmo International Limited與滙富証券（作為包銷商）就供股及發行紅股而於二零零二年一月三十日訂立包銷協議；

(i) 三菱重工、和記電業有限公司（「和記電業」）、Stoneycroft Estates Limited（「Stoneycroft」）、Metro Global Limited及Ever Rising Investments Limited（「Ever Rising」）就清償有關三菱重工向和記電業提供之貨品而欠負之債項26,247,346.27美元（相等於約204,829,040.82港元）而於二零零二年六月二十八日訂立清償契據；

(j) Stoneycroft（作為押記人）、三菱重工（作為承押記人）及本公司就位於香港新界葵涌青山道585-609號之和記行大廈2樓A座及停車位而於二零零二年六月二十八日訂立押記契據；

(k) Ever Rising(作為押記人)、三菱重工(作為承押記人)及本公司就位於香港新界葵涌青山道585-609號之和記行大廈2樓B座而於二零零二年六月二十八日訂立押記契據;

(l) 三菱重工(作為貸款人)、和記電業(作為借款人)及本公司(作為擔保人)就一筆本金額為17,039,689.38美元(相等於133,000,000港元)之貸款而於二零零二年六月二十八日訂立貸款協議;

(m) 東莞長興製冷設備有限公司(作為轉讓人)、中山市東鳳鎮房地產開發有限公司(作為承讓人)及朱新桂先生(作為承讓人之擔保人)就以代價人民幣5,800,452元轉讓位於中山市東鳳鎮總面積為48.33畝之三塊土地而於二零零三年四月十七日訂立土地使用權轉讓協議;

(n) 本公司兩間附屬公司勵駿汽車有限公司(「勵駿汽車」)(作為賣方)及快意汽車有限公司(「快意汽車」)(作為買方),就作為集團重組一部份而出售勵駿汽車之業務予快意汽車而於二零零三年六月二十七日訂立買賣協議;及

(o) 包銷協議。

8. 重大逆轉

除本供股章程內董事會函件中「業務回顧及前景」一段所披露者外,於最後實際可行日期,據董事所知悉,本集團自二零零二年十二月三十一日(即本集團最近期刊發之經審核賬目之結算日)以來之財務或業務狀況概無有任何重大逆轉。

9. 訴訟

於最後實際可行日期,本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁,且據董事所知,本公司或其任何附屬公司均無涉及任何尚未了結或提出或面臨威脅之重大訴訟或索償要求。

10. 服務合約

董事概無與本公司訂立不可由本公司於一年內毋須支付賠償(法定賠償除外)而終止之尚未屆滿服務合約。

11. 送呈公司註冊處之文件

本供股章程連同暫定配額通知書及額外供股股份申請表格，已遵照香港法例第32章公司條例第342C節之規定送呈香港公司註冊處註冊存案，並已根據一九八一年百慕達公司法送呈百慕達公司註冊處存檔。

12. 專家同意書

以下為曾於本供股章程內提供所載之意見或建議之專家之資格：

名稱	資格
德勤•關黃陳方會計師行	執業會計師

德勤•關黃陳方會計師行已發出同意書，同意刊發本供股章程，並按本供股章程所示形式及涵義載入其於二零零三年三月二十七日發出之本公司及其附屬公司截至二零零二年十二月三十一日止年度綜合財務報表之報告及引述其名稱，且迄今並無撤回其同意書。

德勤•關黃陳方會計師行並無擁有本公司或其任何附屬公司之股權，亦無享有認購或委派他人認購本集團任何成員公司之證券之權利(不論是否可合法行使)。

德勤•關黃陳方會計師行並無於本集團任何成員公司自二零零二年十二月三十一日(即本公司最近期刊發之經審核財務報表之結算日)以來所買賣或租賃，或建議買賣或租賃之任何資產中擁有任何直接或間接權益。

13. 其他事項

1. 本公司之登記辦事處為Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda。

2. 本公司於香港之主要辦事處為香港新界葵涌青山道585-609號和記行大廈A座10樓。

3. 本公司之公司秘書為吳心瑜女士，彼為英國特許秘書及行政人員公會會員。

4. 本公司於香港之股份過戶登記分處為標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

5. 供股連紅股發行涉及之費用，包括財務顧問費、包銷佣金、印刷、註冊、翻譯、法律及會計費用等，估計約為2,100,000港元，將由本公司支付。

6. 倘本供股章程之中英文本如有歧義，概以英文本為準。

14. 備查文件

下列文件可由即日起至二零零三年九月十八日(包括該日)止任何週日(公眾假期除外)之一般辦公時間在本公司之香港主要辦事處，地址為香港新界葵涌青山道585至609號和記行大廈A座10字樓之辦事處可供查閱：

(i) 本公司截至二零零一年及二零零二年十二月三十一日止兩個財政年度之年報；

(ii) 本公司截至二零零二年六月三十日止六個月之中期報告；

(iii) 本公司之公司組織章程大綱及細則；

(iv) 本附錄第7段所述之重大合約；

(v) 於二零零二年八月十四日致股東之通函；

(vi) 由德勤•關黃陳方會計師行於二零零三年九月一日發出有關調整購股權行使價之函件；及

(vii) 供股文件。

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code 720		**4. Number of issued shares in class**
3. Class of shares Ordinary		852,367,051

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
D197329(1)		262124296540
7. Address of Director		**10. Daytime tel. No.**
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

28	08	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136@	204		8,168,315					
Short position									

interest in share options

@ share options lapsed

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	515,258,298	60.45
Short position		

* interest in shares: 466,014,934 (54.67%)

interest in share options: 49,243,364 (5.78%)

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	507,089,983	59.49
Short position		

* interest in shares: 466,014,934 (54.67%)

interest in share options: 41,075,049 (4.82%)

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	28/08/1997	27/08/2003		HK$1.4416		lapsed

Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	605,060	

Interest in share options

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	08	2003
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
D197329(1)		262124296540
7. Address of Director		**10. Daytime tel. No.**
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

23	09	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

82-3990

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		210	745,623,892					
Short position									

* interest in shares

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	507,089,983	59.49%
Short position		

* interest in shares: 466,014,934 (54.67%)

interest in share options: 41,075,049 (4.82%)

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,252,713,875	56.53
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of *derivative interests* in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	4,146,912 *	

* Interest in shares

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	720,821,972	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	09	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

23	09	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	127@		'204	65,720,076					
Short position									

interest in share options

@ the number of shares entitled for the share options granted have been adjusted due to rights issue with bonus shares

15. Total shares in listed corporation immediately before *the relevant event*

	Total number of shares	Percentage figure (%)
Long position	1,252,713,875	56.53
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,318,433,951	59.49
Short position		

* interest in shares: 1,211,638,826 (54.67%)

interest in share options: 106,795,125 (4.82%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	774,473 #	

Interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	09	2003
(day)	(month)	(year)

25. Number of continuation sheets: 1

26. Number of attachments:

Form 3A.

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares	
		Begins	Ends	Price for grant	Exercise price@	Price on assignment		
Long position(s)	409	19/02/1998	18/02/2004		HK$0.3655		3,001,097	^^
	409	24/07/1998	23/07/2004		HK$0.1749		968,096	
	409	07/02/2000	07/02/2006		HK$0.2325		6,486,246	^^
	409	18/03/2000	17/03/2006		HK$0.5422		3,388,337	
	409	29/06/2001	28/06/2007		HK$0.1661		3,872,387	
	409	16/09/2001	15/09/2007		HK$0.1661		33,883,387	
	409	30/09/2001	29/09/2007		HK$0.1661		484,046	^^
	409	24/09/2002	23/09/2008		HK$0.1000^		13,636,480	
Short position(s)								

Notes:-

@ the exercise prices of share options have been adjusted due to rights issue with bonus shares

^ The exercise price of this share option has been adjusted to HK$0.10, being the nominal value of a Share as it is not legally permissible to issue new Shares at below the nominal value of HK$0.10.

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YUE (Surname)	Kam Har (Other names)	余金霞
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A320267(7)		015168557209
7. Address of Director		**10. Daytime tel. No.**
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

23	09	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

82-3990

KHY-03-23.9.03A-1

14. *Details of relevant event*

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		210	752,881,764					
Short position									

* interest in shares

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	470,853,633	55.24
Short position		

* interest in shares: 470,551,104 (55.20%)

interest in share options: 302,529 (0.04%)

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	1,223,735,397	55.22
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							

Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Dire[illegible] jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	720,821,972	

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	09	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YUE (Surname)	Kam Har (Other names)	余金霞
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A320267(7)		015168557209
7. Address of Director		**10. Daytime tel. No.**
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

23	09	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	127@		201	484,046					
Short position									

interest in share options

@ the number of shares entitled for the share options granted have been adjusted due to rights issue with bonus shares

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,223,735,397	55.22
Short position		

16. Total shares in listed corporation immediately after *the relevant event*

	Total number of shares	Percentage figure (%)
Long position*#	1,224,219,443	55.24
Short position		

* interest in shares: 1,223,432,868 (55.21%)

interest in share options: 786,575 (0.04%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

@ the exercise prices of share options have been adjusted due to rights issue with bonus shares

18. *Further information in respect of derivative interests in listed corporation*

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	30/09/2001	29/09/2007		HK$0.1661		484,046

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Dire[illegible] jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	09	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

KHY-03-23.9.03A-2

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE	Man Bun Jeff	李文彬
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
D547797(3)		262124291755
7. Address of Director		**10. Daytime tel. No.**
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

'23	09	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

82-3990

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		210	732,622,704					
Short position									

* interest in shares

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	459,649,313	53.93
Short position		

* interest in shares: 457,889,192 (53.72%)

interest in share options: 1,760,121 (0.21%)

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,192,272,017	53.80
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
Fisherman Enterprises Inc.	P.O. Box 3149, Pasea Estate, Road Town, Tortola, British Virgin Islands	LEE Man Bun Jeff	100.00	Y	8,896,732	

21. **Further information in relation to interests held by Di[illegible]r jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	720,821,972	

23. ***Further information from a party to an agreement under* Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	09	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

22-9-03

Form 3A.

MBL-02-23.9.03A-1

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	4. Number of issued shares in class
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
LEE (Surname)	Man Bun Jeff (Other names)	李文彬
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
D547797(3)		262124291755
7. Address of Director		10. Daytime tel. No.
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

23	09	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

82-3990

MBL-02-23.9.03A-2

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	127@		201	2,816,193					
Short position									

interest in share options

@ the number of shares entitled for the share options granted have been adjusted due to rights issue with bonus shares

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	1,192,272,017	53.80
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	1,195,088,210	53.93
Short position		

* interest in shares: 1,190,511,896 (53.72%)

interest in share options: 4,576,314 (0.21%)

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

@ the exercise prices of share options have been adjusted due to rights issue with bonus shares

^ The exercise price of this share option has been adjusted to HK$0.10, being the nominal value of a Share as it is not legally permissible to issue new Shares at below the nominal value of HK$0.10.

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$0.1000 ^		1,936,193
	409	24/09/2002	23/09/2008		HK$0.1000 ^		880,000

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Dir[illegible]r jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	09	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

22-9-03

Form 3A.

82-3990

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	852,367,051

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SUEN	Sammy Chi Chung	孫志沖
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A607457(2)		132718070394
7. Address of Director		**10. Daytime tel. No.**
Flat C-5, 8 Seymour Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

31	08	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136@	201		605,060					
Short position									

interest in share options

@ share options lapsed

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	5,223,223	0.61
Short position		

* interest in shares: 181,500 (0.02%)

interest in share options: 5,041,723 (0.59%)

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	4,618,163	0.54
Short position		

* interest in shares: 181,500 (0.02%)

interest in share options: 4,436,663 (0.52%)

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	31/08/1997	30/08/2003		HK$1.4416		lapsed

Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct *interest* (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by D[illegible]tor jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

03	09	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SUEN (Surname)	Sammy Chi Chung (Other names)	孫志冲
6. HKID/Passport No. A607457(2)	**Country of issue of Passport**	**9. Chinese Character Code** 132718070394
7. Address of Director Flat C-5, 8 Seymour Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

23	09	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

82-3990

SS-03-23.9.03A-1

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		201	290,400					
Short position									

* interest in shares

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	4,618,163	0.54
Short position		

* interest in shares: 181,500 (0.02%)

interest in share options: 4,436,663 (0.52%)

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,908,563	0.22
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							

Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of *incorporation*	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Dir[illegible]r jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	09	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

SS-03-23.9.03A-1

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport SUEN (Surname)	Sammy Chi Chung (Other names)	**8. Name of Director (Chinese)** 孫志冲
6. HKID/Passport No. A607457(2)	**Country of issue of Passport**	**9. Chinese Character Code** 132718070394
7. Address of Director Flat C-5, 8 Seymour Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

23	09	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

82-3990

SS-03-23.9.03A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	127@		201	7,098,660					
Short position									

interest in share options

@ the number of shares entitled for the share options granted have been adjusted due to rights issue with bonus shares

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	4,908,563	0.22
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	12,007,223	0.54
Short position		

* interest in shares: 471,900 (0.02%)

interest in share options: 11,535,323 (0.52%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(please see the continuation sheet)					

Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Dir[illegible]r jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a *Discretionary Trust*

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this *Form 3A*

25	09	2003
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

SS-03-23.9.03A-2

:ontinuation Sheet

8. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
.ong position(s)	409	06/02/2000	05/02/2006		HK$0.2325		290,427
	409	22/03/2000	21/03/2006		HK$0.5422		484,046
	409	06/03/2001	05/03/2007		HK$0.1661		251,704
	409	19/09/2001	18/09/2007		HK$0.1661		968,096
	409	04/06/2002	03/06/2008		HK$0.1000 ^		3,872,387
	409	24/09/2002	23/09/2008		HK$0.1000 ^		1,232,000
Short position(s)							

Notes:-

@ the exercise prices of share options have been adjusted *due to rights issue with bonus shares*

^ The exercise price of this share option has been adjusted to HK$0.10, being the nominal value of a Share as it is not legally permissible *to issue new Shares* at below the nominal value of HK$0.10.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
TAN (Surname)	Boon Seng (Other names)	陳文生
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K605919(8)		711524293932
7. Address of Director		**10. Daytime tel. No.**
Room 1506-07, 15/F., 9 Queen's Road, Central, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

23	09	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

82-3990

BST-02-23.9.03A-2

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	127@		201	1,362,374					
Short position									

@ *the number of shares* entitled for the share options granted have been adjusted due to rights issue with bonus shares

15. ***Total shares in listed corporation immediately before the relevant event***

	Total number of shares	Percentage figure (%)
Long position#	851,484	0.10
Short position		

Interest in share options

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position#	2,213,858	0.10
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	*Short position*

@ the exercise prices of share options have been adjusted due to rights issue with bonus shares

^ The exercise price of this share option has been adjusted to HK$0.10, being the nominal value of a Share as it is not legally permissible to issue new Shares at below the nominal value of HK$0.10.

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$0.1000 ^		1,355,334
	409	24/09/2002	23/09/2008		HK$0.1000 ^		7,040
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Direc[illegible] jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	09	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Raymond Cho Min (Other names)	李卓民
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P835935(4)		262105873046
7. Address of Director		**10. Daytime tel. No.**
Room 3107, Lippo Centre, Tower One, Admiralty, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

23	09	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	127@		201	1,362,374					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to rights issue with bonus shares

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	851,484	0.10
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	2,213,858	0.10
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

@ the exercise prices of share options have been adjusted due to rights issue with bonus shares

^ The exercise price of this share option has been adjusted to HK$0.10, being the nominal value of a Share as it is not legally permissible to issue new Shares at below the nominal value of HK$0.10.

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)	409	04/06/2002	03/06/2008		HK$0.1000 ^		1,355,334
	409	24/09/2002	23/09/2008		HK$0.1000 ^		7,040
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by *Director*

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Dire[illegible] jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	*Number of shares*
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	09	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Raymond C. Lee

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	852,367,051

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Wing Sum (Other names)	李永森
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A001574(4)		262130572773
7. Address of Director		**10. Daytime tel. No.**
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

31	08	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@	201		7,563,255					
Short position									

@ share options lapsed

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	36,550,026	4.29
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	28,986,771	3.40
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	31/08/1997	30/8/2003		HK$1.4416		lapsed
Short position(s)							

19. **Further information in relation to *interests of children under 18 and/or spouse***

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Dir[illegible]r jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

03	09	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code 720		**4. Number of issued shares in class**
3. Class of shares Ordinary		2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Wing Sum (Other names)	李永森
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A001574(4)		262130572773
7. Address of Director		**10. Daytime tel. No.**
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

23	09	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

82-3990

WSL-03-23.9.03A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	127@		201	46,378,832					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to rights issue with bonus shares

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	28,986,771	3.40
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	75,365,603	3.40
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)		(Please see the continuation sheet					
Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	09	2003
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 3A.

WSL-03-23.9.03A-2

Continuation Sheet

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration paid for derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price @	Price on assignment	
Long position(s)	409	22/02/1998	21/02/2004		HK$0.3655		2,904,289
	409	11/02/2000	10/02/2006		HK$0.2325		6,292,627
	409	21/03/2000	20/03/2006		HK$0.5422		2,904,289
	409	16/09/2001	15/09/2007		HK$0.1661		33,883,387
	409	24/09/2002	23/09/2008		HK$0.1000 ^		394,240
Short position(s)							

Notes:-

@ the exercise prices of share options have been adjusted due to rights issue with bonus shares

^ The exercise price of this share option has been adjusted to HK$0.10, being the nominal value of a Share as it is not legally permissible to issue new Shares at below the nominal value of HK$0.10.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
BUTTIFANT (Surname)	Barry John (Other names)	
6. HKID/Passport No. XG329762(8)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of Director 12D Amber Garden, 70-72 Kennedy Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

23	09	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

82-3990

BB-02-23.9.03A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	127@		201	66,881,803					
Short position									

@ the number of shares entitled for the share options granted have been adjusted due to rights issue with bonus shares

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	41,801,127	4.90
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	108,682,930	4.90
Short position		

17. Capacity in which interests disclosed in Box 16 are held *(required for Initial Notification only)*

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

@ the exercise prices of share options have been adjusted due to rights issue with bonus shares

^ The exercise price of this share option has been adjusted to HK$0.10, being the nominal value of a Share as it is not legally permissible to issue new Shares at below the *nominal value* of HK$0.10.

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price @	Price on assignment	
Long position(s)	409	30/06/2001	29/06/2007		HK$0.1661		19,361,936
	409	14/09/2001	13/09/2007		HK$0.1661		33,883,387
	409	24/09/2002	23/09/2008		HK$0.1000 ^		13,636,480
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Dir[illegible]r jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

26	09	2003
(day)	(month)	(year)

25. Number of continuation sheets ☐

26. Number of attachments ☐

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 852,367,051
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

28	08	2003
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

82-3990

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	117@	204		8,168,315					
Short position									

Interest in share options

@ share options lapsed

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	515,258,298	60.45
Short position		
Lending pool		

* Interest in shares: 466,014,934 (54.67%)

Interest in share options: 49,243,364 (5.78%)

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	507,089,983	59.49
Short position		
Lending pool		

* interest in shares: 466,014,934 (54.67%)

interest in share options: 41,075,049 (4.82%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	605,060	
204#	7,563,255	

Interest in share options

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	lapsed	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	7,563,255#	

Interest in share options

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by [illegible]bstantial shareholder jointly with another person

Name of joint shareholde	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

28	08	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
HOH (Surname)	Siew Yit (Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K537003(5)		
7. Address of substantial shareholder		**10. Daytime tel. No.**
2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

23	09	2003
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares *bought/sold or involved*	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	115		210	745,623,892					
Short position									

* Interest in shares

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	507,089,983	59.49
Short position		
Lending pool		

* Interest in shares: 466,014,934 (54.67%)

Interest in share options: 41,075,049 (4.82%)

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,252,713,875	56.53
Short position		
Lending pool		

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201*	6,738,732	
204*	33,564,388	
210*	1,171,335,706	
201#	484,046	
204#	40,591,003	

* Interest in shares

Interest in share options

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	33,564,388*	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	40,591,003#	

* Interest in shares

Interest in share options

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholde	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	1,171,335,706	

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

25	09	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 1.

SYH-03-23.9.03A-1

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

23	09	2003
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

82-3990

SYH-03-23.9.03A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	115@		204	65,720,076					
Short position									

Interest in share options

@ the number of shares entitled for the share options granted have been adjusted due to bonus share issue

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,252,713,875	56.53
Short position		
Lending pool		

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,318,433,951	59.49
Short position		
Lending pool		

* Interest in shares: 1,211,638,826 (54.67%)

Interest in share options: 106,795,125 (4.82%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	1,258,519	
204#	105,536,606	
201*	6,738,732	
204*	33,564,388	
210*	1,171,335,706	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	105,536,606#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	33,564,388*	

Interest in share options

* Interest in shares

20. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholde	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

25	09	2003
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-03-23.9.03A-2

Continuation Sheet

18. *Further information in respect of derivative interests*

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	4,876,783	^^
403	1,573,156	^^
403	10,540,150	^^
403	5,506,048	^^
403	6,292,629	^^
403	55,060,504	^^
403	786,575	
403	22,159,280	^^

Notes:-

^^ Share options granted to my spouse are included

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of a Meeting of the Directors of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 30 June 2003

Present: Mr. Richard Man Fai LEE

Mr. Sammy Chi Chung SUEN

Mr. Jeff Man Bun LEE

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Lapse of Share Options**

It was noted that Pursuant to the Clause 7(b) of the 1991 Share Option Scheme adopted by the Company on 22 June 1991 (the "Scheme"), the Options should lapse automatically on the expiry of the period of three months following the date the Grantee ceased to be the employee of the Company or its relevant Subsidiaries.

It was reported that the employees listed on the Attachment had ceased to be the employees of the Company or its relevant Subsidiaries as at 31 March 2003.

It was resolved that the Options granted to the employees listed on the Attachment be lapsed pursuant to Clause 7(b) of the Schemes.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Wo Kee Hong (Holdings) Limited

Share Options should be lapsed due to termination of employment of Grantee on or before 31 March 2003

Name of the employees	Date of cessation to be employees	No. of options lapsed 1991 Share Option Scheme
AU YEUNG Ching Shan	12-Dec-01	4,840
HO Chee Wai	12-Dec-01	4,840
CHIN Hee Loy	31-Jan-03	36,302
Total no. of share options lapsed (after adjusted for Bonus Issue)		45,982

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of an Executive Board Meeting of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 30 August 2003

Present: Mr. Richard Man Fai LEE

Mr. Sammy Chi Chung SUEN

Mr. Jeff Man Bun LEE

1. **Chairman**

Mr. Sammy Chi Chung SUEN took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Expiry of Share Options**

It was noted that Pursuant to the Clause 7(a) of the 1991 Share Option Scheme adopted by the Company on 22 June 1991 (the "Scheme"), the Options should lapse automatically on the expiry of the Option Period.

It was reported and confirmed that the Options listed on the Appendix lapsed as at the respective expiry dates.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Appendix

Share Options should be lapsed due to the expiry of the option period

Name of the employees	Expiry date of the option period	No. of options lapsed 1991 Share Option Scheme
HOH Siew Yit	27-Aug-03	605,060
LEE Man Fai Richard	27-Aug-03	7,563,255
LEE Wing Sum	30-Aug-03	7,563,255
SUEN Chi Chung Sammy	30-Aug-03	605,060
TOH Shung Chee	29-Aug-03	1,210,121
Total no. of share options lapsed		17,546,751



Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of the Special General Meeting of the Company held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on 1 September 2003 at 9:30 a.m.

Present: As per attached attendance sheets

1. Chairman

Mr. Sammy Chi Chung SUEN took the chair of the Meeting.

2. Quorum

The necessary quorum for the Meeting was present.

3. Rights Issue, Bonus Share Issue, General Mandate to Issue Shares

1. It was proposed by Ms. Mei Ling TANG, seconded by Ms. Suk Yee TAM and resolved that the following resolution was duly passed as ordinary resolution of the Company:-

   "THAT, conditional upon the passing of Resolution Number 2 as set out in the notice convening this meeting (of which this Resolution forms part), the allotment and issue by way of a rights issue of not less than 340,946,820 shares (the "Rights Shares") of HK$ 0.10 each in the capital of the Company ("Shares") and not more than 371,777,008 Rights Shares with not less than 1,022,840,460 Shares and not more than 1,115,331,024 Shares credited as fully paid (the "Bonus Shares") to be issued to the first registered holders of the Rights Shares to shareholders of the Company whose addresses are in Hong Kong as shown on the register of members of the Company as at 1 September 2003 (the "Qualifying Shareholders") (i) on the basis of two Rights Shares for every five Shares then held by the Qualifying Shareholders with three Bonus Shares for every Rights Share; and (ii) on and subject to the terms and conditions set out in a rights issue prospectus, the provisional allotment letter and the excess application forms for the Rights Shares, all of which are to be dated 1 September 2003 (together the "Rights Issue Documents") (the "Proposed Rights Issue") and to be sent to the Qualifying Shareholders, with the Proposed Rights Issue fully underwritten on a several basis in the proportion of 34.84% and 65.16% by Kingsway SW Securities Limited and Modern Orbit Limited, a substantial shareholder of the Company, respectively pursuant to an underwriting agreement dated 18 July 2003 (the "Underwriting Agreement"), the terms and conditions of the Proposed Rights Issue and the Underwriting Agreement having been set out in a circular dated 14 August 2003 (the "Circular") of which the notice convening this meeting forms part and copies

of the Rights Issue Documents, the Underwriting Agreement and the Circular having been submitted to the meeting marked "A" and signed by the Chairman of this meeting for the purpose of identification, be and is hereby approved and the entering into of the Underwriting Agreement by the Company be and is hereby confirmed and ratified and the directors of the Company be and are hereby authorized to issue and allot such Rights Shares and Bonus Shares on and subject to the terms and conditions set out in the Rights Issue Documents."

2. It was proposed by Ms. Lai Hing POON, seconded by Ms. Wai Ying TANG and resolved that the following resolution was duly passed as ordinary resolution of the Company:-

"THAT, conditional upon the passing of Resolution Number 1 set out in the notice convening this meeting (of which this Resolution forms part), the directors of the Company be and are hereby authorized to apply an amount of not more than HK$ 11,533,102.40 standing in the credit of the contributed surplus account to credit the Bonus Shares to be allotted and issued pursuant to the Proposed Rights Issue as fully paid up Shares in the capital of the Company."

3. It was proposed by Ms. Wai Ha YEUNG, seconded by Ms. Suk Yee TAM and resolved that the following resolution was duly passed as ordinary resolution of the Company:-

"THAT:-

(i) subject to paragraph (iii) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with any unissued shares in the capital of the Company and to make or grant offers, agreements and/ or options which may require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph (i) above shall be in addition to any other authorization given to the Directors and shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and/ or options which may require the exercise of such power after the end of the Relevant Period;

(iii) the aggregate nominal amount of unissued shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the directors of the Company during the Relevant Period pursuant to paragraph (i) above, otherwise than pursuant to a Rights Issue (as hereinafter defined) or the exercise of subscription rights attaching to any warrants issued by the Company, shall not exceed the aggregate of 20% of the aggregate nominal amount of shares in the capital of the Company in issue as enlarged by the Rights Shares (as the term is defined in Resolution Number 1 as set out in the notice convening this meeting (of which this Resolution forms part)) and the Bonus Shares (as the term is defined in Resolution Number 1 as set out in the notice convening this meeting (of which this Resolution forms

part)) to be allotted and issued pursuant to the Proposed Rights Issue (as the term is defined in Resolution Number 1 as set out in the notice convening this meeting (of which this Resolution forms part)) or the aggregate nominal value of the share capital of the Company in issue on the date of the passing of this Resolution Number 3 in the event the Proposed Rights Issue lapsed;

(iv) for the purpose of this Resolution:-

(a) "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(1) the conclusion of the next annual general meeting of the Company;

(2) the expiration of the period within which the next annual general meeting of the Company is required by law or the bye- laws of the Company to be held; and

(3) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

(b) "Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the directors of the Company to holders of shares in the capital of the Company whose names appear on the Register of Members on a fixed record date in proportion to their holdings of shares(subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

4. Termination

There being no further business, the Chairman declared the Meeting closed.

Chairman of the Meeting

和記行(集團)有限公司*

股東特別大會

SPECIAL GENERAL MEETING

Held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 at 9:30 a.m.

於二零零三年九月一日(星期一)上午九時三十分假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行。

Attendance Register 出席名冊
(Directors & Company Secretary 董事及公司秘書)

Name of Director 董事	Signature 簽名
Wing Sum LEE	- absent -
Richard Man Fai LEE	- absent -
Sammy Chi Chung SUEN	[signature]
Jeff Man Bun LEE	[signature]
Kam Har YUE	- absent -
Boon Seng TAN	- absent -
Raymond Cho Min LEE	- absent -
Company Secretary 公司秘書	
Phyllis Ng	[signature]

*僅供識別

和記行(集團)有限公司*

股東特別大會
SPECIAL GENERAL MEETING

Held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 at 9:30 a.m.

於二零零三年九月一日(星期一)上午九時三十分假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行。

Attendance Register 出席名冊
(Shareholders 股東)

编號 No.	出席者姓名 Name of Attendance	請表明閣下為：Please indicate if you are: - 股東本人 Shareholder (S) - 公司股東代表 Representative of corporate shareholder (CR) - 股東委派人 Proxy of a shareholder (P) 如 (CR) 或 (P), 請填寫所代表之股東姓名。 If (CR) or (P), please state name of the shareholder you represent.		登記股數 Registered Shareholdings	簽名 Signature
1	Chairman	P	Chan Kwok Chi Joachim	27,852	
2	Chairman	P	Chan Wai Man	968	
3	Chairman	P	Chau Yeung Kui	726	
4	Chairman	P	Cheung Chi Ming	1,210	
5	Chairman	P	Chin Hee Loy	140	
6	Chairman	P	HKSCC Nominees Ltd	43,217,323	
7	Chairman	P	Hsiung Liang Wei	30,250	
8	Chairman	P	Hui Chi Ping	4,840	
9	Chairman	P	Hui Pak Fung	968	
10	Chairman	P	Interlegend Int'l Ent Ltd	23,722,567	

*僅供識別

和記行(集團)有限公司*

股東特別大會
SPECIAL GENERAL MEETING

Held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 at 9:30 a.m.

於二零零三年九月一日(星期一)上午九時三十分假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行。

Attendance Register 出席名冊
(Shareholders 股東)

编號 No.	出席者姓名 Name of Attendance	請表明閣下為: Please indicate if you are: - 股東本人 Shareholder (S) - 公司股東代表 Representative of corporate shareholder (CR) - 股東委派人 Proxy of a shareholder (P) 如 (CR) 或 (P), 請填寫所代表之股東姓名。 If (CR) or (P), please state name of the shareholder you represent.		登記股數 Registered Shareholdings	簽名 Signature
11	Chairman	P	Ip Yim Fun Grace	242	
12	Chairman	P	Kwong Ka Wai	1,210	
13	Chairman	P	Lai Sau Wai	2,420	
14	Chairman	P	Lai Wing Yee Winnie	1,210	
15	Chairman	P	Lam Sui Kwong	968	
16	Chairman	P	Lo Kam Wing	2,420	
17	Chairman	P	Lowe Kai Hoi	200	
18	Chairman	P	Lui Kow	48,400	
19	Chairman	P	Lui Luk	726	
20	Chairman	P	Pang Kwok On	18,150	

*僅供識別

股東特別大會
SPECIAL GENERAL MEETING

Held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 at 9:30 a.m.

於二零零三年九月一日(星期一)上午九時三十分假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行。

Attendance Register 出席名冊
(Shareholders 股東)

編號 No.	出席者姓名 Name of Attendance	請表明閣下為： Please indicate if you are: - 股東本人 Shareholder (S) - 公司股東代表 Representative of corporate shareholder (CR) - 股東委派人 Proxy of a shareholder (P) 如 (CR) 或 (P), 請填寫所代表之股東姓名。 If (CR) or (P), please state name of the shareholder you represent.		登記股數 Registered Shareholdings	簽名 Signature
21	Chairman	P	Poon Chun Chung	726	
22	Chairman	P	Pun Chiu Chau	871	
23	Chairman	P	Sham Ngan Wah	2,178	
24	Chairman	P	Tsoi Kwok Lai	968	
25	Chairman	P	Yeung Ho Shun	726	
26	Chairman	P	Yip Ah Ping	1,210	
27	Chairman	P	Yu Choi Lin	968	
28	Chairman	P	Yu Hon Ki	512,846	
29	Chairman	P	Yu Hon Ling	359,176	
30	Chairman	P	Yu Hon Nin	417,425	

*僅供識別

WO KEE HONG (HOLDINGS) LIMITED
和 記 行 (集 團) 有 限 公 司*

股東特別大會
SPECIAL GENERAL MEETING

Held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 at 9:30 a.m.

於二零零三年九月一日(星期一)上午九時三十分假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行。

Attendance Register 出席名冊
(Shareholders 股東)

編號 No.	出席者姓名 Name of Attendance	請表明閣下為: Please indicate if you are: - 股東本人 Shareholder (S) - 公司股東代表 Representative of corporate shareholder (CR) - 股東委派人 Proxy of a shareholder (P) 如 (CR) 或 (P), 請填寫所代表之股東姓名。 If (CR) or (P), please state name of the shareholder you represent.		登記股數 Registered Shareholdings	簽名 Signature
31	Chairman	P	Yue Kam Har	20,037,370	
32	Chairman	P	Lee Man Fai	12,909,380	
33	Jeff Man Bun LEE	CR	Fisherman Enterprises Inc.	5,560,458	
34	Jeff Man Bun LEE	CR	Modern Orbit Ltd	450,513,734	
35	CHAIRMAN	P	WAI SEK YUEN STANLEY	7,443	
[illegible]	Tang Mei Ling			242	
37	Yam Suk Yee			242	
38	Connie Poon			15,730 14,520	
39	Yeung Wai Ha.			3,630	
40	Poon NGOR Ying			4,840	

*僅供識別

和記行(集團)有限公司*

股東特別大會
SPECIAL GENERAL MEETING

Held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 at 9:30 a.m.

於二零零三年九月一日(星期一)上午九時三十分假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行。

Attendance Register 出席名冊
(Shareholders 股東)

編號 No.	出席者姓名 Name of Attendance	請表明閣下為: Please indicate if you are: - 股東本人 Shareholder (S) - 公司股東代表 Representative of corporate shareholder (CR) - 股東委派人 Proxy of a shareholder (P) 如(CR)或(P),請填寫所代表之股東姓名。 If (CR) or (P), please state name of the shareholder you represent.		登記股數 Registered Shareholdings	簽名 Signature
41	Sammy Chi Chung Suen	S	—	181,500	[signature]
42	Chan Yee Wai Dore	S	—	2904	[signature]
43	Wu Mei shan	S	—	4840	[signature]
44	Wong Tak Yin	S	—	2420	[signature]
45	TANG WAI YING RUBY	S	—	121,000	[signature]
46	CHEUNG KY PING	S	—	242	[signature]
47	~~[illegible]~~ Man Yuen Yi	S	—	968	[signature]
48	Robin Lee			1,815,000	[signature]

*僅供識別

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

股東特別大會
SPECIAL GENERAL MEETING

Held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 at 9:30 a.m.

於二零零三年九月一日(星期一)上午九時三十分假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行。

Attendance Register 出席名冊
(GUESTS 來賓)

Name of Guest 來賓姓名	Name of Corporate Representative 代表公司名稱	Signature 簽名
Cynthia Wong	Standard Registrars Limited	
Calvin Poon	Kingsway Capital Limited	[signature]
Arion Sy	Quam Capital Limited	[signature]
←	Chan Chun Ying Philip	[signature]
←	YAU YU CHEUNG	[signature]
←	Woo Ka Chai	[signature]
		[signature]
		[signature]
		[signature]
Shirley Lau	Morrison & Foerster	[signature]

*僅供識別

和記行(集團)有限公司*

股東特別大會
SPECIAL GENERAL MEETING

Held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 at 9:30 a.m.

於二零零三年九月一日(星期一)上午九時三十分假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行。

Attendance Register 出席名冊
(GUESTS 來賓)

Name of Guest 來賓姓名	Name of Corporate Representative 代表公司名稱	Signature 簽名
MICHAEL [illegible]		
Eddie Leung		
Angela Ho	Kingsway Capital Ltd	
Jessica Lai	Deloitte	
ADRIAN [illegible]	[illegible] CAPITAL	
Paul Chu		
Cheng Tseng		
Lee Koon Lai Connie		
Kathy Lee		
Ben Ho		

*僅供識別

和記行(集團)有限公司*

股東特別大會

SPECIAL GENERAL MEETING

Held at Crystal Room, 3rd Floor, Panda Hotel, 3 Tsuen Wan Street, Tsuen Wan, New Territories, Hong Kong on Monday, 1 September 2003 at 9:30 a.m.

於二零零三年九月一日(星期一)上午九時三十分假座香港新界荃灣荃華街3號悅來酒店3樓水晶廳舉行。

Press Register 記者名冊

Name of Press 記者姓名	Name of Company 公司名稱	Signature 簽名
Ryan R	ETNet	[signature]

*僅供識別